NATURAL GAS SERVICES GROUP, INC. 2025 ANNUAL REPORT PERFORMANCE UNDER PRESSURE

NOTICE OF 2026 ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT Wednesday, June 10, 2026 at 8:00 a.m. Central Daylight Time Virtual Meeting Site: www.virtualshareholdermeeting.com/NGS2026

LETTER TO SHAREHOLDERS 601 State Street, Suite 400 Southlake, Texas 76092 April 28, 2026 To Our Shareholders, On behalf of the Board of Directors and the Management Team, we cordially invite you to attend Natural Gas Services Group Inc.'s Annual Meeting of Shareholders which will be held virtually at 8:00 a.m., Central Time on Wednesday, June 10, 2026 online at www.virtualshareholdermeeting.com/NGS2026. You will be provided an opportunity to vote on the matters set forth in the accompanying Notice of Annual Meeting and Proxy Statement. 2025 was another record year for Natural Gas Services Group. More importantly, it was a year that reinforced the durability of our business model and the strength of our competitive position. We grew utilized horsepower by more than 70,000 horsepower, an increase of approximately 14%, with large horsepower units growing to 76% of the utilized fleet. Rental revenue reached a record $164 million, and Adjusted EBITDA increased to $81 million, also an all-time high. We achieved this growth while maintaining leverage at 2.7x, among the lowest in our public peer group. These results are not simply a function of a favorable market—they reflect the continued scaling of a business that benefits from operating leverage, long-term contracts, and increasing demand for large horsepower compression. As our fleet grows, particularly in large horsepower units, we are seeing improved capital efficiency, stronger margins, and greater visibility into future cash flows. None of this happens without execution in the field. I want to thank the entire NGS team for their continued dedication and hard work. Our results reflect the efforts of the entire organization, but our field technicians in particular remain a defining strength of this company. Their commitment to uptime, reliability, and customer service is what ultimately drives our performance and differentiates us in the market. Capital allocation remained a central focus throughout the year. In 2025, we amended and upsized our credit facility from $300 million to $400 million, with an additional $100 million accordion. This amendment reduced our borrowing costs by 50 to 75 basis points across leverage levels and provided increased flexibility through more favorable covenant terms. These changes enhance our ability to invest in high-return opportunities while maintaining a prudent balance sheet. We also initiated our inaugural dividend in the third quarter of 2025—the quarterly dividend of $0.10 per share ($0.40 annualized) was increased by 10% in the fourth quarter. This reflects our confidence in the durability of our cash flows and our commitment to a disciplined, balanced approach to capital allocation.

Our Board and leadership team continued to evolve during the year. Steve Taylor, our long-time CEO and Chairman, transitioned to Chairman Emeritus. Steve’s more than two decades of leadership helped shape the culture and foundation of this company, and I am personally grateful for the guidance and support he provided during my transition into the CEO role. While he is retiring from the Board, he remains one of our largest shareholders. We also welcomed Anthony Gallegos to the Board. Anthony brings more than 30 years of experience across offshore, international, and U.S. land drilling, and his perspective will be valuable as we continue to scale the business. Within our executive team, Cody Pye joined as Senior Vice President of Operations, bringing deep operational experience from ExxonMobil and Pioneer, and John Rowell was promoted to Senior Vice President, Technical Services. These leadership moves strengthen our ability to execute as we continue to grow. Looking ahead, we expect to continue expanding our fleet, with plans to add at least 50,000 horsepower in 2026. This growth is concentrated entirely in large horsepower units, all of which are supported by long-term contracts at or above our return thresholds. More than one-third of this new horsepower is expected to be electric, reflecting both customer demand and our focus on technology-driven efficiency. We believe our competitive position is stronger today than at any point in our history. We operate a high-quality, modern fleet increasingly focused on large horsepower applications. Our proprietary SMART system and eComp technology continue to improve run-time and reduce emissions. Just as importantly, our field service capabilities deliver a level of reliability that our customers depend on. These advantages are translating into measurable results. We have taken market share for three consecutive years from 2023 through 2025, and based on current public guidance from our competitors, we expect that trend to continue for a fourth year in 2026. The broader market environment remains dynamic. In 2025, we saw a combination of tariff uncertainty, lower oil prices, and a strengthening outlook for natural gas demand. Entering 2026, geopolitical developments have further highlighted the importance of energy security, driving a renewed focus on reliable energy infrastructure. We believe natural gas (and the compression required to move it) and oil (and the compression required to produce it) will play a critical role in meeting that demand. At the same time, this remains a cyclical industry. Commodity prices, customer activity, and broader economic conditions will fluctuate over time. Our focus is on building a business that can perform through those cycles—supported by long-term contracts, strong customer relationships, and a disciplined financial approach. These factors provide a level of visibility and resilience that positions us well relative to many of our peers. We remain focused on building this business for the long term—investing in high-return assets, maintaining financial discipline, and delivering consistent service to our customers. If we execute on these priorities, we believe the results will follow. On behalf of the entire organization, thank you for your continued support. Sincerely, Justin C. Jacobs Chief Executive Officer and Director

NOTICE OF 2026 ANNUAL SHAREHOLDERS' MEETING NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Natural Gas Services Group, Inc., a Colorado corporation (the “Company,” “we,” “us” or “our”), will be held on Wednesday, June 10, 2026 at 8:00 a.m., Central Daylight Time. The matters to be considered and voted upon at the Annual Meeting are as follows: 1 To elect three Directors to the Company’s Board of Directors; 2 An advisory vote to approve the compensation of our named executive officers; 3 Ratification of the appointment of Ham, Langston & Brezina LLP as the Company’s independent registered public accounting firm for 2026; 4 Approve the redomestication of the Company from Colorado to Texas by conversion; and 5 To transact such other business as may properly be presented at the meeting, or at any adjournment(s) of the meeting. Location Virtual at www.virtualshareholdermeeting.com/NGS2026. (see “Virtual Shareholder Meeting" disclosure on the following page). Record Date Shareholders of record as of April 16, 2026 (the “Record Date”) will be entitled to attend and vote at the 2026 annual meeting of shareholders (the “Annual Meeting”). On that day, 12,590,213 shares of our common stock, par value $0.01 (“Common Stock”) were outstanding and entitled to vote. A complete list of our shareholders entitled to vote at the meeting will be available for examination at our offices during ordinary business hours for a period of ten (10) days prior to the Annual Meeting. Delivery Date On or about April 28, 2026, our proxy materials are first being mailed or made available to shareholders. How to Vote INTERNET Visit www.proxyvote.com. You will need the multi-digit number included in your proxy card, voting instruction form or notice regarding the availability of proxy materials (“Proxy Materials”). PHONE Call 1-800-690-6903 or the number in your Proxy Materials. You will need the multi-digit number included in your Proxy Materials. MAIL If you received a paper copy of the Proxy Materials by mail, you may send your completed and signed proxy card to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. You may request a copy of the materials relating to our Annual Meeting, including the Proxy Statement and form of proxy for our Annual Meeting and our Annual Report by following the instructions in your Proxy Materials, or by contacting our Investor Relations team by telephone at (432) 262-2700 or by e-mail at ir@ngsgi.com. We cordially invite you to attend the virtual meeting. To ensure your representation at the meeting, please vote promptly. Voting now will not prevent you from voting virtually at the meeting if you are a shareholder of record or if you hold a legal proxy from an institution that holds your shares and wish to do so. By Order of the Board of Directors, April 28, 2026 Justin C. Jacobs Chief Executive Officer and Director The Proxy Statement and Annual Report are available to shareholders at www.ngsgi.com and www.proxyvote.com i

VIRTUAL SHAREHOLDER MEETING How to attend the annual meeting The annual meeting will be held entirely online live via audio webcast. In structuring our virtual annual meeting, our goal is to enhance shareholder participation. We have designed the virtual annual meeting to provide shareholders with substantially the same opportunities to participate as if the annual meeting were held in person, and we believe the virtual annual meeting accomplishes this goal. We aim to provide a consistent experience to all shareholders regardless of their geographic location. Any shareholder can attend the annual meeting live online at www.virtualshareholdermeeting.com/NGS2026. If you were a shareholder as of the record date for the annual meeting and you have your multi-digit control number included in your Proxy Materials, you can vote at the annual meeting. If you are not a shareholder or do not have a control number, you may still access the annual meeting as a guest, but you will not be able to participate. A summary of the information you need to attend the annual meeting online is provided below: ▪ To attend and participate in the annual meeting, you will need the 16-digit control number included in your Proxy Materials. ▪ The annual meeting webcast will begin promptly at 8:00 a.m. Central Daylight Time. We encourage you to access the annual meeting prior to the start time. Online check-in will begin at 7:30 a.m. Central Daylight Time, and you should allow ample time for the check-in procedures. ▪ The virtual meeting platform is fully supported across browsers (Chrome, Firefox, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong Internet connection wherever they intend to participate in the annual meeting. Participants should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the annual meeting. ▪ Instructions on how to attend and participate via the Internet are posted at www.virtualshareholdermeeting.com/NGS2026. ▪ Assistance with questions regarding how to attend and participate via the Internet will be provided at www.virtualshareholdermeeting.com/NGS2026 on the day of the annual meeting. ▪ If you want to submit your question during the annual meeting, log into the virtual meeting platform at www.virtualshareholdermeeting.com/NGS2026, type your question into the “Ask a Question” field, and click “Submit.” ▪ Questions pertinent to annual meeting matters will be answered during the annual meeting, subject to time constraints. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition. We have designed the format of the virtual annual meeting to ensure that our shareholders are afforded the same rights and opportunities to participate as they would have at an in-person meeting. Any questions pertinent to annual meeting matters that cannot be answered during the annual meeting due to time constraints will be posted online and answered at the “Investors” section of our website at www.ngsgi.com. The questions and answers will be available as soon as practical after the annual meeting and will remain available until one week after posting. What if I have technical difficulties We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual annual meeting website. If you encounter any difficulties accessing the virtual annual meeting website during the check-in or annual meeting time, please call the technical support number that will be posted on the annual meeting login page (www.virtualshareholdermeeting.com/NGS2026). ii

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TABLE OF CONTENTS 2025 HIGHLIGHTS 2 PROPOSAL 1 - ELECTION OF DIRECTORS 3 Nominees for Director 3 Board Recommendation and Required Vote 6 Continuing Directors 7 Board of Director Qualifications and Attributes 11 GOVERNANCE 12 Investor Outreach 12 Board of Directors Structure 14 Director Qualifications, Independence and Nominations 16 Director Onboarding and Continuing Education 17 Board and Committee Evaluation 17 Board Committees and Attendance 18 Risk Oversight 19 Related Party Information 19 Code of Ethics 19 Director Compensation 20 Executive Officers 21 STOCK OWNERSHIP 22 Ownership of Management 22 Ownership of Certain Beneficial Owners 23 Delinquent Section 16(a) Reports 23 PROPOSAL 2 - ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS 24 Board Recommendation and Required Vote 24 COMPENSATION DISCUSSION AND ANALYSIS 25 Executive Summary 25 Discussion of Our 2025 Executive Compensation Program 29 Other Compensation Policies 34 Report of the Compensation Committee 36 Compensation Tables 37 Pay for Performance 40 Equity Compensation Plan Information 42 PROPOSAL 3 - RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 43 Board Recommendation and Required Vote 43 Fees Paid to the Independent Registered Public Accounting Firm 44 Pre-Approval Policy 44 Report of the Audit Committee 45 PROPOSAL 4 - APPROVE THE REDOMESTICATION OF THE COMPANY FROM COLORADO TO TEXAS BY CONVERSION 46 Board Recommendation and Required Vote 46 Background and Analysis of Proposal 46 ADDITIONAL INFORMATION 74 Questions and Answers About the Proxy Materials and Meeting 74 Shareholder Proposals for the 2027 Annual Meeting 78 Householding of Proxy Materials 79 Communications with the Board of Directors 79 Other Matters 79 Company Contact Information 79 ANNEXES 80 1

2025 HIGHLIGHTS The following summarizes our key operational and financial performance highlights for the years ended December 31 ($ in thousands except per share amounts): Fl ee t H or se po w er U til iz at io n R ented H orsepow er Compression Performance 420,432 491,756 562,676 80.8% 82.1% 84.9% Rented Horsepower Fleet Horsepower Utilization 2023 2024 2025 80.0% 82.0% 84.0% 86.0% — 300,000 600,000 R en ta l A dj . G ro ss M ar gi n R ental R evenues Rental Financial Performance $106,159 $144,236 $164,326 $57,282 $87,333 $99,594 Rental Revenues Rental Adj. Gross Margin (1) 2023 2024 2025 $24,000 $72,000 $120,000 $— $100,000 $200,000 D ilu te d E P S A djusted E B ITD A Profitability $45,779 $69,526 $80,965 $0.38 $1.37 $1.57 Adjusted EBITDA (1) Diluted EPS 2023 2024 2025 $— $1.00 $2.00 $— $50,000 $100,000 (1) “Adjusted gross margin” and “Adjusted EBITDA” are non-GAAP financial measures that are reconciled to GAAP financial measures in Item 7 of our Annual Report on Form 10-K for the Year Ended December 31, 2025 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.” 2

PROPOSAL 1 - ELECTION OF DIRECTORS Our Board of Directors is divided into three classes, each class to be as nearly equal in number as possible. At each Annual Meeting of Shareholders, members of one of the classes, on a rotating basis, are elected for a three-year term. We currently have seven Directors serving on our Board. Our Board may fill vacancies if a qualified candidate is vetted. Shareholders will be electing three Directors at the 2026 Annual Meeting (the “Annual Meeting”) . Our Board has nominated the following three persons as a class of Directors to serve a three- year term expiring at our annual meeting of shareholders in 2029 and until their successors are duly elected and qualified (1). J. Anthony Gallegos, Jr. Justin C. Jacobs John E. Jackson (2) (1) Special Note Regarding the Staggered Board Classes of Directors. As noted above, pursuant to our Colorado Articles of Incorporation, we maintain a "staggered" board comprised of three classes with directors in each class serving a three-year term. However, if the Redomestication proposal to change our state of incorporation from the State of Colorado to the State of Texas as provided for in Proposal 4 to this Proxy Statement is approved by our shareholders, the staggered board structure described above will be replaced with a single class of directors that will be elected on an annual basis. Accordingly, the three director nominees listed above and all of the continuing directors whose terms are scheduled to expire after 2026 will be subject to renomination and election in 2027 if Proposal 4 is adopted by our shareholders. (2) In January 2026, Stephen C. Taylor, a current director and Chairman Emeritus whose term expires as of the date of the 2026 Annual Meeting of Shareholders, notified the Company that he will retire from the Board and not seek re-election. In connection with Mr. Taylor's planned retirement, the Nominating and Corporate Governance Committee requested that all members of the Board consider potential candidates that they felt met the Board-established criteria for a new director and suggest potential candidates. Among the candidates recommended by the Directors, both non-management directors and the CEO, was John E. Jackson, who ultimately was chosen by the Board to be the nominee to fill the seat to be vacated by Mr. Taylor. Nominees for Director Biographical information and qualifications for the persons nominated as a Director is set forth below. J. Anthony Gallegos, Jr. Age: 56 Director Since: 2025 Committees: Audit; Safety and Sustainability Education: B.B.A., Texas A&M University and M.B.A, Rice University Other Public Boards: None currently Career and Professional Highlights • 30 years of experience in the offshore, international, and US land drilling business. • President, Chief Executive Officer and Director of Independence Contract Drilling, Inc. (“ICD”), positions he has held since October 2018. • Held various executive positions with Sidewinder Drilling Company (“Sidewinder”) until Sidewinder’s merger with ICD in October 2018. He co-founded Sidewinder in 2011, originally serving as Senior Vice President, Chief Financial Officer & Corporate Secretary, a position he held until November 2014 when he was promoted to President & Chief Financial Officer and Chief Executive Officer in September 2017. • Vice President Business Development of Scorpion Offshore Ltd., acquired by Seadrill in 2010, was an international offshore drilling contractor from April 2006 through September 2010. • Held operational, marketing, corporate planning and management positions with international offshore drilling companies including Transocean Offshore, Atwood Oceanics, and Ensco. • Member of the Society of Petroleum Engineers and the International Association of Drilling Contractors. • Veteran of the US Army. Qualifications Mr. Gallegos provides the Board with more than 30 years of leadership experience in the offshore, international, and land drilling industry, including his current role as Board Director, President, and CEO of Independence Contract Drilling, Inc. His seven years as CEO of a NYSE-listed company, along with experience founding and leading land drilling organizations and many years supporting major offshore, international contractors, provide strong operational, financial, and strategic expertise to the Company. His advanced business education, professional affiliations, and military service further enhance his ability to offer informed oversight and industry insight to the Board. 3

Justin C. Jacobs Age: 51 Director Since: 2023 Committees: N/A (non-independent director) Education: B.S. in Commerce from the University of Virginia Other Public Boards: None currently Career and Professional Highlights • Chief Executive Officer of the Company since 2024 and Director since 2023. • Managing Director and a member of the Management Committee at Mill Road Capital Management LLC, an investment firm with approximately $1.0 billion of assets under management focused on investments in small, publicly traded companies, from 2005 through 2024. • Held various operational positions including interim Chief Operating Officer, in numerous portfolio companies in addition to investment responsibilities for LiveWire Capital, an investment and management group backed primarily by The Blackstone Group and Thomas Lee Partners that focused on operationally intensive buyouts of middle market companies, from 1999 to 2004. • Investment professional in the private equity group at The Blackstone Group, from 1996 to 1999. • Previously served as a member of the Boards of Directors of several public companies, including Ecology and Environment, Inc., National Technical Systems, Inc., and Swiss Water Decaffeinated Coffee, Inc, as well as numerous private companies. Qualifications Mr. Jacobs provides the Board with more than 25 years of experience as a public investor, private equity investor, operator, and member of boards of directors; he also has significant experience in turnaround situations. He has expertise in capital markets transactions, mergers and acquisitions, capital allocation and strategic reviews, as well as significant experience with executive compensation, shareholder communications and the development of both short-and long-term strategic growth plans. In addition, he has significant experience in both operational and oversight roles, particularly with small, publicly traded companies, as well as with corporate governance practices and shareholder value creation. 4

John E. Jackson Age: 67 Director Since: N/A, Nominee for 2026 Committees: N/A, Nominee for 2026 Education: B.B.A, Baylor University Other Public Boards: 1 Career and Professional Highlights • Member of the board of directors and Audit and Compensation Committees of Main Street Capital Corporation since 2013. • Chief Executive Officer of Spartan Energy Partners/CSI Compressco from 2010 through 2024. • Chief Executive Office of Price Gregory Services from 2008 to 2009. • Chief Executive Office of Hanover Compression Company from 2004 through 2007 and Chief Financial Officer from 2002 through 2004. • Chief Financial Officer of Duke Energy Field Services from 2001 to 2002 and Controller from 1999 through 2002. • Held various accounting and finance positions of increasing responsibility for Union Pacific Resources from 1981 through 1999. • Served as an auditor for Ernst & Young from 1979 through 1981. Qualifications Mr. Jackson brings significant executive leadership experience to the Company from the energy industry broadly and the compression services industry specifically. Mr Jackson has held executive officer positions with and served on boards of several publicly held companies with substantial concentration in the energy industry. 5

Board Recommendation The Board is recommending, as applicable, the election and re-election of J. Anthony Gallegos, Justin C. Jacobs and John E. Jackson to serve a three-year term expiring at the Annual Meeting of Shareholders in 2029. As noted above, if Proposal 4 is approved by our shareholders and the Company completes the reincorporation from Colorado to Texas by conversion, the term of each nominee will expire at next year’s Annual Meeting of Shareholders. The person named in our form of proxy will vote the shares represented by such proxy for the election of the nominees for the Directors named above unless other instructions are indicated on the proxy card. If, at the time of the meeting, the nominee becomes unavailable for any reason, which is not expected, the persons entitled to vote the proxy will vote for such substitute nominee, if any, as they determine in their sole discretion, or we may reduce the size of the Board. Required Vote The election of each Director nominee requires the affirmative vote of a majority of the votes cast at the Annual Meeting with respect to the nominee. The number of shares voted “for” each Director nominee must exceed the number of votes cast “against” that nominee for the nominee to be elected as a Director to serve until his or her term expires or until his or her successor has been duly elected and qualified. Abstentions and broker non-votes are not counted as votes cast in the election of directors and therefore will not have any effect on the outcome of the vote. Pursuant to the resignation policy adopted by our Board, any nominee for Director who is not elected shall promptly tender his or her resignation to our Board following certification of the shareholder vote. The Nominating and Corporate Governance Committee of the Board (the “Nominating and Governance Committee”) will consider the resignation offer and recommend to our Board the action to be taken with respect to the offered resignation. In determining its recommendation, the Nominating Committee shall consider all factors it deems relevant. Our Board will act on the Nominating Committee’s recommendation within 90 days following certification of the shareholder vote and will publicly disclose its decision with respect to the Director’s resignation offer (and the reasons for rejecting the resignation offer if applicable). Any Director who tenders his or her resignation pursuant to the resignation policy shall not participate in the Nominating Committee’s recommendation or Board action regarding whether to accept the resignation offer. If the number of members of the Nominating Committee are required to tender their resignations pursuant to the resignation policy in the same election so that a quorum of the committee cannot be achieved, then the other independent Directors of our Board of Directors who are not required to tender a resignation pursuant to the resignation policy shall consider the resignation offers and make a recommendation to our Board. To the extent that one or more Directors’ resignations are accepted, our Board, in its discretion, may determine either to fill such vacancy or vacancies or to reduce the size of the Board within the authorized range. 6

Continuing Directors Biographical information and qualifications for our continuing Directors is set forth below. Georganne Hodges Age: 60 Director Since: 2023 Committees: Chair - Audit; Compensation; Nominating and Corporate Governance Education: B.B.A., Accounting and Finance, Baylor University Other Public Boards: 2 Career and Professional Highlights • Member of the board of directors and Audit Committee of PBF Energy since 2023. • Member of the board of directors of BWC Terminals LLC, where she serves on the Audit Committee and the Nominating and Corporate Governance Committee. • Member of the board of directors of TransAlta Renewables Inc. (formerly (TSX: RNW)) where she was the Chair of the Audit Committee until 2023. • Executive Vice President of Supply, Trading & Logistics at Motiva Enterprises, LLC, until January 2023. • Served as CFO with Spark Energy, where she successfully completed the company’s initial public offering as well as several acquisitions. • Served as CFO with Direct Energy. • Served as an auditor with Arthur Andersen beginning in 1987. Qualifications Ms. Hodges brings more than 30 years of wholesale and retail energy experience, including national public accounting firm experience and extensive experience across the energy industry value chain. She also provides significant public company accounting and disclosure experience, along with public company board and related committee experience to the Company. In addition, her significant experience as a CFO and other senior financial roles in the energy industry adds significant value to our Board and management. 7

Jean K. Holley Age: 67 Director Since: 2024 Committees: Chair - Compensation; Safety and Sustainability Education: B.S., Missouri University Science & Technology and M.S., Illinois Institute of Technology in Chicago Other Public Boards: 2 Career and Professional Highlights • Global senior vice president and Chief Information Officer for Brambles Limited, a global leader in supply chain and logistic solutions, from September 2011 until her retirement in July 2017. • Executive vice president and Chief Information Officer for Tellabs, Inc., a company that designs, develops, deploys and supports telecommunications networking products around the world from 2004 until 2011. • Vice president and Chief Information Officer for USG Corporation, a manufacturer of innovative, high- performance building systems. • Senior IT director for Waste Management, Inc., North America’s leading provider of integrated environmental solutions. • Member of board of directors of Accord Financial Corp. (a Canadian-based company traded on the Toronto Stock Exchange), one of North America’s leading independent finance companies, since 2020. • Member of board of directors of Herc Holdings, Inc. (a spinoff company from Hertz), a premier, full-service equipment rental firm, since 2017. • Previously served as a director of OneSpan, Inc. (formerly VASCO Data Security), a global provider of enterprise-wide security solutions. • Recipient of the Presidential Humanitarian Leadership Award for her leadership of a presidential COVID data analytics and modeling task force. • Received the Georgia CIO ORBIE Lifetime Achievement Award in recognition of her leadership in developing strategic plans and executing digital transformations. Qualifications Ms. Holley brings significant public company board and related committee experience to the Company. Ms. Holley’s experience as a former chief information officer and a senior leader of a global company brings significant expertise to our Board of Directors in connection with information technology and cybersecurity matters. Her knowledge and understanding of information technology, digital transformation, digital security and critical cybersecurity infrastructure, strategy and operations benefits our Board as we develop and execute our long-term growth strategies. 8

Donald J. Tringali Age: 68 Director Since: 2023 Committees: Chair - Nominating and Corporate Governance; Compensation Education: B.A., Economics, UCLA; J.D., Harvard Law School Other Public Boards: 1 Career and Professional Highlights • Chairman of the Board of the Company since June 2025. • Chief Executive Officer of Augusta Advisory Group, a boutique financial and business consulting firm providing a full range of executive, operations and corporate advisory services to companies, a position he has held since founding the firm in 2001. • Executive Vice President of Telemundo Group, Inc., a major media company serving the Hispanic population in the United States, from 1996 to 2001. • Member of the board of directors of Swiss Water Decaffeinated Coffee, Inc. (SWP), a chemical-free decaffeination company traded on the Toronto Stock Exchange, since 2020. • Served as a member of the board of directors of POSaBIT Systems Corporation (PBIT), a point-of-sale and payments company focusing on the cannabis industry that is traded on the Canadian Stock Exchange from 2021 to 2025. • Served as a member of the board of directors of Firefly Neuroscience, Inc (AIFF) formerly WaveDancer, Inc. (WAVD) from May 2021 to July 2023. • Served as a member of the board of directors (from 1999), and later as the Chairman of the Board (from 2010), of National Technical Systems, Inc. (NTSC), a Nasdaq-traded international testing and engineering firm through its sale to a private equity firm in 2013. • Served as a member of the board of directors (from 2016) and as Executive Chairman of the Board (from 2017) of Cartesian, Inc. (CRTN), a Nasdaq-traded international telecommunications consulting company that was sold to a private equity group in 2018. Qualifications Mr. Tringali’s extensive board experience, including as a member or chair of audit, compensation, and nominating and governance committees, combined with his experience as a public company executive, provides him with valuable insights into effective governance and oversight systems at the Company to support the Board’s efforts to enhance shareholder value. Mr. Tringali began his career as a corporate attorney in Los Angeles, where he represented public and private companies in connection with general business matters and mergers and acquisitions transactions. 9

Nigel J. Jenvey Age: 53 Director Since: 2021 Committees: Chair - Safety and Sustainability; Audit; Nominating and Corporate Governance Education: Bachelor with Honors, Mining Engineering, University of Leeds and M.S. Petroleum Engineering, Imperial College in London Other Public Boards: None currently Career and Professional Highlights • Executive - Strategy & Growth Initiatives at Baker Hughes and represents its interest on the Texas Railroad Commission’s Hydrogen Production Policy Council and the Industry Governance Board for the Future Use in Energy in Louisiana consortium. • Global Head of Carbon Management at their consultancy Gaffney, Cline & Associates and served as a board member for its interests in a hydrogen production technology company called Ekona Power and the Long Duration Energy Storage Council from 2021 to 2023. • British Petroleum as the company’s Global Head of Carbon, Capture, Use and Storage (CCUS), and was chair of the CO2 Capture Project oil and gas industry consortium and chair of the North American CCS Association from 2014 to 2017. • Technical Director of Carbon & Climate at Maersk Oil. • Various managerial and project leadership roles at Royal Dutch Shell, including Shell’s global Enhanced Oil Recovery (EOR) Center of Expertise and European operating business. • Petroleum engineer at Texaco in 1995 supervising offshore oil and gas production operations in the North Sea. • Industry leader in Carbon Management and expert in CCUS having been involved in leading projects across the world since 2004. These have included providing study leadership to the National Petroleum Council, industry capability development in the Society of Petroleum Engineers, and providing advice to various major energy companies in the US and Canada. • Editor of the annual Decarbonization feature in the SPE Journal of Petroleum Technology and has been a peer reviewer to the International Energy Agency. Mr. Jenvey has also provided testimony to Congress on CO2 Capture technologies. Qualifications Mr. Jenvey brings significant carbon management, sustainability, technology, investment strategy, and oil and gas operations and field development experience to our Board. His experience of working with companies, investors, governments, academia, and non-governmental organizations provides us a wealth of knowledge and insight regarding the challenges and solutions that exist for the oil and gas industry, and adds to our Board’s capabilities to successfully guide the Company through these matters that are impacting our business and industry. 10

Director Qualifications and Attributes

Our current Board of Directors and nominee represent a highly qualified mix of backgrounds, knowledge, skills and expertise. The specific experience-related attributes listed below assume that the Directors and nominee have extensive experience and leadership responsibilities associated therewith.

	Gallegos	Hodges	Holley	Jackson	Jacobs	Jenvey	Tringali
Knowledge/Skills/Expertise							
Executive Leadership	●	●	●	●	●	●	●
Energy Industry Focus	●	●	●	●	●	●	
Compression Industry Focus	●			●	●	●	
Business Model Experience	●	●	●	●	●	●	●
Financial Proficiency	●	●	●	●	●	●	●
Board Experience/Governance	●	●	●	●	●	●	●
M&A / Capital Markets	●	●	●	●	●	●	●
Human Capital Management	●	●	●	●	●	●	●
Information Technology	●		●			●	
Risk & Compliance Oversight	●	●	●		●	●	●
Health, Safety and Environmental	●	●	●	●		●	
DEMOGRAPHICS							
Age	56	60	67	67	51	53	68
Tenure	1	2	1	—	3	5	3
# of Other Current Public Boards	—	2	2	1	—	—	1

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GOVERNANCE Investor Outreach During 2025, our executive management represented the Company at six investor conferences and non- deal roadshows. In addition, and similar to years past, we reached out to significant shareholders and solicited feedback on our performance and matters of corporate governance. This process provides us with an excellent opportunity to: (i) interact directly with our shareholders, (ii) share insight regarding progress and changes made to date, (iii) listen to their feedback and concerns and (iv) develop specific action items. The following summarizes the scope of our efforts that took place in the summer of 2025 and concluded in January 2026 to take advantage of availability of institutional investors and proxy advisors during the off- season. All meetings were attended by the Chairman of the Board and the CEO attended certain meetings. Reached out to holders representing 51% of outstanding shares Engaged with holders representing 36% of outstanding shares 12

The following summarizes compensated-related input and specific action items underway and/or completed: What We Heard Key Takeaways and Actions Taken/In Process Changing trends in executive compensation Our redesigned LTIP, which includes a mix of time- based and performance-based equity grants, is a significant improvement and reflects best practices. We will continue to monitor changing trends and shareholder viewpoints. Governance best practices The Company’s legacy governing documents included provisions considered not favorable to shareholders, including a classified board and very high shareholder vote thresholds to remove a director or amend certain provisions of the bylaws. The Board is recommending redomestication (see Proposal 4) which will, among other things, allow the Company to adopt new governing documents eliminating the classified board and adopting other provisions generally considered more favorable to shareholders. Proxy disclosures Shareholders appreciate robust disclosures around the Board ‘s approach to board composition and executive compensation. The Company has enhanced its proxy disclosures in these areas. Attitudes towards ESG Shareholders have varying views on ESG disclosures. The consensus takeaway is that boards need to determine how significant ESG issues are for their business, and design disclosures befitting of this significance. ESG remains a top-of-mind topic for the Company, although information capture and disclosure requirements are in flux. The Company will continue to monitor and include disclosures as it deems appropriate. Views on corporate redomestication Shareholders expressed openness to redomestication as long as the reasons for the recommendation were sound and clearly disclosed, and the decision was not motivated by a desire to reduce or limit shareholder rights. The Board is recommending redomestication to Texas (see Proposal 4). The Company values the views and insights of our shareholders, and we believe that constructive and meaningful dialogue with them builds and promotes transparency and accountability for the mutual benefit of all Company stakeholders. The Company will continue to maintain open dialogue with stockholders to help ensure ongoing and continuous shareholder feedback on Company governance matters. 13

Board of Director Structure The Board’s Leadership Structure The Chairman of the Board is selected by the members of our Board of Directors. Our Board does not have a policy as to whether the roles of Chairman of the Board of Directors and CEO should be separate or combined. The responsibilities of the Chairman of our Board include: • presides over meetings of the Board of Directors as well as executive sessions with non-employee and independent directors. • oversees the annual Board calendar and sets the agendas for meetings of the Board of Directors; • chairs the annual meeting of shareholders; • facilitates open and robust communication between the independent directors and executive leadership; • directs the distribution of information and materials to the directors ensuring sufficient time for review and discussion of critical matters; and • performs other tasks and responsibilities requested by the Board and executive leadership including representing the Board in communications with shareholders and other parties as necessary. Our non-employee and independent Directors hold regularly scheduled executive sessions in which those Directors meet without management participation. Our Chairman of the Board, Donald J. Tringali, chairs these executive sessions. We typically schedule four regular Board meetings, once each quarter during the calendar year, including one in conjunction with our Annual Meeting of Shareholders. Additional special Board meetings are held as needed. We expect our Directors to attend each Annual Meeting, absent a valid reason, such as illness or an unavoidable conflict. Last year, all of the individuals then serving as Directors attended our 2025 Annual Meeting of Shareholders. To assist it in carrying out its duties, the Board has delegated certain authority to four separately designated standing committees as described below. Each committee operates under a charter, and copies of the charters are available by visiting the “Governance” tab on the investor relations page of our website at www.ngsgi.com. The Audit Committee The primary functions of our Audit Committee include: • assisting the Board in fulfilling its oversight responsibilities as they relate to our accounting policies, internal controls, financial reporting practices and legal and regulatory compliance, including compliance with the Sarbanes-Oxley Act of 2002; • discussing with management policies with respect to risk assessment and risk management; • hiring our independent registered public accounting firm; • monitoring the independence and performance of our independent registered public accounting firm; • maintaining, through regularly scheduled meetings, a line of communication between the Board, our financial management and independent registered public accounting firm; and • overseeing compliance with our policies for conducting business, including ethical business standards and our cybersecurity and related party policies. Our Common Stock is listed for trading on the New York Stock Exchange (the “NYSE”). Under rules of the NYSE, the Audit Committee is to be comprised of three or more Directors, each of whom must be independent. Our Board has determined that all of the members of the Audit Committee identified above are independent, as defined under the applicable NYSE rules and listing standards. In addition, our Board has determined that Georganne Hodges is qualified as an “audit committee financial expert,” or “QFE” as that term is defined in the rules of the SEC. The Audit Committee has received from, and discussed with, Ham, Langston & Brezina LLP, our independent registered public accounting firm, the matters required to be discussed by Public Accounting Oversight Board Auditing Standard No. 1301 (AS 1301) (Communications with Audit Committees). 14

The Compensation Committee The primary functions of our Compensation Committee include: • setting and approving CEO and senior executive compensation; • formulating and administering our overall compensation principles and plans; and • evaluating CEO performance. The Compensation Committee’s policy is to offer the executive officers competitive compensation packages that will permit us to attract and retain individuals with superior abilities and to motivate and reward such individuals in an appropriate fashion in the long-term interests of the Company and its shareholders. Currently, executive compensation is comprised of salary and cash bonuses and awards of long-term incentive opportunities in the form of equity or equity derivative awards under the Natural Gas Services Group, Inc. 2019 Equity Incentive Plan (the “2019 Plan”). The Compensation Committee also administers our Clawback Policy relating to the recovery of certain incentive compensation in connection with specified accounting restatements. Our Board has determined that all of the members of the Compensation Committee identified above are independent, as defined under the applicable NYSE rules and listing standards. The Compensation Committee members are not officers or employees of our Company, and there is not, nor was there during fiscal 2025, any compensation committee interlock (in other words, no executive of our Company serves as a director or on the compensation committee of a company that has one or more executives serving on our Board or our Compensation Committee). The Safety and Sustainability Committee The primary function of our Safety and Sustainability Committee (the “S&S Committee”) is overseeing and providing guidance on matters related to safety, occupational health, and sustainability practices with the Company. The S&S Committee’s primary objectives are to ensure the well-being of employees, contractors and communities in which we operate, and to promote sustainable business practices aligned with environmental stewardship. Our Board has determined that each of the S&S Committee members identified above were independent, as defined under the applicable NYSE rules and listing standards. The Nominating and Corporate Governance Committee The primary functions of our Nominating and Governance Committee include: • identifying, evaluating, and recommending individuals qualified to become Board members; • recommending to the Board the composition of the Board and its committees; • establishing and maintaining effective corporate governance policies; and • evaluating the performance of the Board and its committees. One of the Nominating and Governance Committee’s goals is to nominate candidates who possess a range of experiences and backgrounds which will contribute to the Board’s overall effectiveness in meeting its duties and forwarding the goals of our Company. Our Board of Directors has determined that each of the Nominating and Governance Committee members identified above were and are independent as defined under the applicable NYSE rules and listing standards. 15

Director Qualifications, Diversity, Independence and Nominations Board of Directors Qualifications and Diversity of Experience The Company seeks to maintain a Board comprised of talented and dedicated Directors with a diverse mix of expertise, experience, skills and backgrounds. The skills and backgrounds collectively represented on the Board should reflect the diverse nature of the business environment in which the Company operates. The Board feels decision-making benefits from deliberations among persons with diverse perspectives. The Company is committed to a merit-based system for Board composition that also values diversity of skills, backgrounds and experience. Accordingly, when assessing Board composition or identifying suitable candidates for appointment to the Board, the Company will consider candidates on merit and the needs of the Board, with due consideration to the benefits of diversity and differentiated experience. Director Independence As required under the listing standards of the NYSE, a majority of the members of our Board must qualify as independent, as affirmatively determined by our Board. The standards relied upon by the Board in determining whether a director is “independent” are those set forth in the rules of the NYSE. The NYSE generally defines the term “independent director” as a person other than an executive officer or employee of a company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Because the Board believes it is not possible to anticipate or provide for all circumstances that might give rise to conflicts of interest or that might bear on the materiality of a relationship between a director and the Company, the Board has not established specific objective criteria, apart from the criteria set forth in the NYSE rules, to determine “independence.” In addition to the NYSE criteria, in making the determination of “independence”, the Board considers such other matters including, without limitation, (i) the business and non-business relationships that each independent director has or may have had with the Company and its other directors and executive officers, (ii) the stock ownership in the Company held by each such director, (iii) the existence of any familial relationships with any executive officer or director of the Company, and (iv) any other relevant factors which could cause any such Director to not exercise his independent judgment. Our Nominating and Governance Committee evaluates all relevant transactions and relationships between each director then on the Board, and any of his or her family members, and the Company, senior management, and independent registered public accounting firm. Based on this evaluation and the recommendation of the Committee, our Board determined that each of the following five current members of the Board is “independent” within the meaning of applicable listing standards of the NYSE and under the standards set forth in our Corporate Governance Guidelines which are consistent with the NYSE listing standards: Nigel J. Jenvey, Jean K. Holley, Georganne Hodges, J. Anthony Gallegos, Jr. and Donald J. Tringali. Additionally, John E. Jackson, director nominee, is also “independent” as defined by these standards. Mr. Jacobs is not independent. 16

Board Nominations The Board is responsible for identifying individuals qualified to become Directors, and nominees are selected by the Board. The Board takes into account many factors, including being highly qualified in terms of business experience, finance and other disciplines relevant to the success of a publicly traded company in today’s business environment; understanding of the Company’s business on a technical level and the industry in which it competes; and educational and professional background. The Board evaluates each individual in the context of the Board as a whole, with the objective of recommending a group that can best support the success of the business and, based on its diversity of experience and backgrounds, represent stockholder interests through the exercise of sound judgment. The Board regularly reviews its criteria for determining qualified and desirable candidates, in light of changing conditions and needs of the Company, and considers opportunities for board refreshment. The Nominating and Governance Committee will consider a Director candidate recommended by a shareholder. A candidate must be highly qualified based on the factors noted above and be both willing and expressly interested in serving on the Board. A shareholder meeting certain requirements specified in our Bylaws or Exchange Act Rule 14a-8 may also nominate candidates for inclusion in our proxy materials for an annual meeting of shareholders as described in the section entitled “Shareholder Proposals for the 2027 Annual Meeting” of this Proxy Statement. Director Onboarding and Continuing Education Onboarding We have a program in place to provide our new Directors with an orientation to the Company that includes in-person meetings with our executive management team comprised of our CEO, CFO and our Vice Presidents for operations, technical services and corporate administration functions. The purpose of these meetings is to familiarize the new Directors with our organizational structure, our business operations, strategic plans and financial budgets and forecasts, significant accounting and enterprise risk management matters, corporate governance, compliance and critical company policies including our Code of Ethics and Business Conduct as well as our Committee Charters. The orientation sessions are designed to consider the new Directors level of experience with the industry and other unique needs. New directors also spend considerable time with chairs of Board committees to familiarize them with the current state of committee affairs, as well as significant historical developments. Continuing Education At the Company's expense, our Directors are encouraged to periodically attend director education programs sponsored by various organizations including the National Association of Corporate Directors (“NACD”), law firms and similar organizations. The Company is a member of NACD which makes NACD membership available to its directors. Periodically, our Board invites outside counsel and other consultants to present background and educational materials on topics that are of more focused or more critical importance to its ongoing and anticipated activities. Furthermore, our Board rotates the locations of its regular meetings to occasionally facilitate site visits in order to enhance their understanding of our business and operations. Board and Committee Evaluation The Board is committed to a process of continuous improvement and utilizes an annual self-assessment to determine whether it and its committees are operating efficiently and effectively. The Nominating and Governance Committee takes the lead in reviewing comments from all of the Directors and summarizes its findings in an annual assessment of the Board's performance. The assessment addresses the Board's contribution to the Company with an emphasis on areas where the Board and its committees can improve. 17

Board Committees and Attendance The following sets forth the membership of our Board committees as well as other information with respect to meetings held during the year ended December 31, 2025. Committee/Members Independent Meetings Attended AUDIT COMMITTEE Georganne Hodges, Chair (QFE) Yes 6 of 6 J. Anthony Gallegos, Jr. Yes 6 of 6 Nigel J. Jenvey Yes 6 of 6 COMPENSATION COMMITTEE Jean K. Holley, Chair Yes 6 of 6 Georganne Hodges Yes 6 of 6 Donald J. Tringali Yes 6 of 6 NOMINATING AND GOVERNANCE COMMITTEE Donal J. Tringali, Chair Yes 5 of 5 Georganne Hodges Yes 5 of 5 Nigel J. Jenvey Yes 5 of 5 SAFETY AND SUSTAINABILITY COMMITTEE Nigel J. Jenvey, Chair Yes 4 of 4 J. Anthony Gallegos, Jr. Yes 4 of 4 Jean K. Holley Yes 4 of 4 Our Board of Directors held 10 meetings of the full Board during 2025. Each Director attended at least 75% of the total number of Board meetings held and meetings of the committees on which he or she served while such person was a Director. The Board and its committees act from time to time by unanimous written consent in lieu of holding a meeting. 18

Risk Oversight Our Board of Directors oversees the management of risks inherent in the operation of our business and the implementation of our strategic plan. Our executive management is responsible for the day-to-day management of risks we face. The Board is regularly advised by management on the status of various factors that could impact our business and operating results, including oil and gas industry issues, operational issues (such as compressor manufacturing issues, backlog for compressor equipment etc.), legal and regulatory risks. The full Board is also responsible for reviewing our strategy, business plan, and capital expenditure budget. Our Board of Directors also has an active role in oversight of our cybersecurity risks and is assisted by our Vice President of Information Technology and other management personnel in the exercise of these responsibilities. In connection with this oversight, we have adopted a Cybersecurity Incident Response Plan which outlines how we identify, manage and respond to cybersecurity risks and incidents. Our Board committees assist the Board in fulfilling its oversight responsibilities in certain areas of risk. Our Audit Committee serves an important role in providing risk oversight, as further detailed in its charter. One of the Audit Committee’s primary duties and responsibilities is to monitor the integrity of our financial statements, financial reporting processes, systems of internal controls regarding accounting, and disclosure controls and procedures. The Compensation Committee assists the Board with risk management relating to our compensation policies and programs, and the Nominating and Governance Committee assists with risk management relating to Board organization, membership and structure, succession planning for our Directors and executive officers, and corporate governance. Related Party Information We maintain a policy with respect to related party transactions that requires identification of the proposed transaction or ongoing business relationship, the identity and relationship of the proposed counterparty and an assessment of the terms of the proposed transaction to determine if they are fair and without bias, represents a compelling business case or would present an improper conflict of interest or otherwise impair the independence of the counterparty. Such proposed transactions require the approval of our executive management as well as the Audit Committee. In addition, the policy requires a review for and of any related party transactions to be performed on a quarterly basis by our Accounting Department. In the event that we become aware of any related party transaction or relationship that has not been previously approved, the transaction must be submitted immediately to the Audit Committee for approval, amendment, or termination as deemed appropriate. Code of Ethics Our Board of Directors has adopted a Code of Business Conduct and Ethics (“Code of Ethics”), which is posted on our website at www.ngsgi.com. You may also obtain a copy of our Code of Ethics by requesting a copy in writing at 601 State Street, Suite 400, Southlake, Texas 76092 or by calling us at (432) 262-2700. Our Code of Ethics provides general statements of our expectations regarding ethical standards that we expect our Directors, officers and employees, to adhere to while acting on our behalf. Among other things, the Code of Ethics provides that: • we will comply with all laws, rules and regulations; • our Directors, officers and employees are to avoid conflicts of interest and are prohibited from competing with us or personally exploiting our corporate opportunities; • our Directors, officers and employees are to protect our assets and maintain our confidentiality; • we are committed to promoting values of integrity and fair dealing; • we maintain proper workplace practices; and • we are committed to accurately maintaining our accounting records under generally accepted accounting principles and the timely filing our periodic reports. Our Code of Ethics also contains procedures for our employees to report, anonymously or otherwise, violations of the Code of Ethics and also prohibits retaliation. 19

Director Compensation

Our Compensation Committee, in consultation with our independent compensation consultant, is responsible for recommending director compensation for approval to the full Board. We use a combination of cash and equity-based incentive compensation to attract and retain qualified candidates to serve on our Board of Directors. In setting compensation for our non-employee Directors, we consider the substantial amount of time that Directors expend in fulfilling their duties to us and our shareholders, as well as the skill-sets required to fulfill these duties. Director compensation is reviewed regularly, typically every two years, and if adjustments are made, they are generally made after the Annual Shareholder meeting in June. The compensation elements for our Directors include: (i) an annual cash retainer paid on a quarterly basis, (ii) cash fees for the chairperson of the committees paid on a quarterly basis, (iii) a cash fee for the chairman of the board paid on a quarterly basis and (iv) an annual award of restricted stock units with up to 50% to be settled in cash at the election of the Director. Directors who are our employees do not receive any compensation for their services as Directors.

All Directors are reimbursed for their expenses incurred in connection with attending meetings. We provide liability insurance for our Directors and officers. The cost of this coverage for 2025 was $247,539. We do not offer non-employee Directors travel accident insurance, life insurance, or a pension or retirement plan.

The table below sets out the elements and amounts of non-employee director compensation that was in place for all of calendar year 2025:

Compensation Element		Annual Amounts
Cash retainer	$	60,000
Equity grant (approximate)	$	110,000
Committee chairperson fee	$	15,000
Chairman Emeritus fee	$	35,000
Board Chairperson fee	$	35,000

The following table discloses the cash, equity awards and other compensation earned, paid or awarded, as the case may be, to each of our non-employee Directors during the fiscal year ended December 31, 2025:

Name	Fees Earned or Paid ($) (1)	Stock Awards ($) (2)	All Other Compensation ($) (3)	Total ($)
J. Anthony Gallegos, Jr.	45,000	129,591	—	174,591
Georganne Hodges	75,000	110,019	—	185,019
Jean K. Holley	75,000	110,019	—	185,019
Nigel J. Jenvey	75,000	110,019	—	185,019
Stephen C. Taylor (4)	95,000	110,019	57,391	262,410
Donald J. Tringali (5)	101,250	110,019	—	211,269

(1) Includes cash retainers, paid on a quarterly basis and fees earned as Committee Chairpersons, Lead Independent Director or Chairman of the Board, as applicable.

(2) Includes an annual award of RSUs granted under the 2019 Plan to all of the Directors listed in the table above in June 2025 as well as a pro-rata award granted to Mr. Gallegos when he was appointed to the Board in April. RSUs are valued at the grant date fair value determined in accordance with FASB ASC Topic 718.

(3) All other compensation for Mr. Taylor includes reimbursements to which Mr. Taylor was entitled for certain expenses he incurred and other items as provided for in his retirement agreement with the Company when he transitioned from a full-time employee to a full-time Director.

(4) Includes fees as the Chairman of the Board for the first half of 2025 and Chairman Emeritus for the second half of 2025 both of which were at annual rate of $35,000.

(5) Includes fees as the Lead Independent Director for the first half of 2025 at an annual rate of $17,500 and fees as the Chairman of the Board for the second half of 2025 at an annual rate of $35,000.

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Executive Officers Our executive officers are identified below. There are no family relationships between any Director or executive officer. Executive officers serve at the discretion of the Board of Directors and until their successors have been duly elected and qualified, unless sooner if removed by the Board of Directors. Executive officers are elected by the Board annually at its first meeting following the Annual Meeting of Shareholders. Justin C. Jacobs, Chief Executive Officer See “Nominees for Director” for Mr. Jacobs’ biographical information. Ian M. Eckert, Chief Financial Officer Age: 38 Officer Since: 2024 Education: B.S. Finance, Indiana University and M.B.A. Carnegie Mellon University - Tepper School of Business Career and Professional Highlights • Appointed CFO in 2024. • Vice President, Corporate Controller and Chief Accounting Officer of Alamo Group Inc., a manufacturer of equipment used in the industrial, vegetation, and agricultural markets from 2023 to 2024. • Vice President, Finance for AMETEK Inc.’s Electron Microscopy Technologies business from 2020 to 2023. • Held controllership, financial planning and analysis and strategy roles progressing in responsibility at Howmet Aerospace Inc. (formerly Alcoa Inc.) from 2012 to 2020. 21

STOCK OWNERSHIP

Ownership of Management

The following table indicates the beneficial ownership of our Common Stock as of April 16, 2026 by: (i) each of our Directors and nominees for election; (ii) Named Executive Officers; and (iii) all of our current Directors, nominees and executive officers as a group, based on our records and data supplied by each of the current Directors, nominees and executive officers.

Name of Beneficial Owner and Position	Shares Beneficially Owned (1)	Shares Acquirable within 60 Days (2)	Total	Percent of Class (3)
Non-Employee Directors and Nominees				
Donald J. Tringali (4)	15,213	4,456	19,669	*
Stephen C. Taylor (4)	290,393	4,456	294,849	2.30 %
Nigel J. Jenvey	21,783	4,456	26,239	*
Georganne Hodges	8,838	4,456	13,294	*
Jean K. Holley	14,390	4,456	18,846	*
J. Anthony Gallegos, Jr.	889	4,456	5,345	*
John E. Jackson (5)	—	—	—	*
Named Executive Officers				
Justin C. Jacobs	26,756	—	26,756	*
Brian L. Tucker (6)	14,033	—	14,033	*
Ian M. Eckert	1,764	—	1,764	*
All Directors (and nominees) and executive officers as a group (10 persons)	394,059	26,736	420,795	3.12 %

* Less than one percent.

(1) The number of shares listed includes all shares of Common Stock owned or indirectly owned. Beneficial ownership is calculated in accordance with the rules of the SEC. Unless otherwise indicated, all shares of Common Stock are held directly with sole voting and investment powers. As of April 16, 2026, none of the shares of Common Stock owned by our Officers and Directors had been pledged as collateral to secure repayment of loans.

(2) Represents restricted stock units that will vest within 60 days of April 16, 2026.

(3) Based on approximately 12.6 million shares of Common Stock outstanding as of April 16, 2026.

(4) Includes 94,803 and 13,704 shares of Common Stock held indirectly by a "Rabbi Trust" the receipt of which has been deferred by Mr. Taylor and Mr. Tringali, respectively, pursuant to the Company's Nonqualified Deferred Compensation Plan.

(5) Mr. Jackson is a new nominee for the Board of Directors.

(6) Represents the known holdings of Mr. Tucker immediately after the vesting of certain of his outstanding stock awards in accordance with the Transition and Mutual Separation Agreement between Mr. Tucker and the Company effective as of October 31, 2025.

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Ownership of Certain Beneficial Owners

The following table sets forth information as of April 16, 2026 regarding the beneficial owners of more than five percent of the outstanding shares of our Common Stock.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class (1)
Dimensional Fund Advisors LP (2) Palisades West, Building One, 6300 Bee Cave Road Austin, Texas 78746	817,830	6.48%
BlackRock, Inc. (3) 50 Hudson Yards New York, New York 10001	698,904	5.54%
AWM Investment Company, Inc. (4) 527 Madison Avenue, Suite 2600 New York, New York 10022	676,652	5.36%
Aegis Financial Corporation (5) 6862 Elm Street, Suite 830 McLean, Virginia 22101	671,112	5.32%

(1) Based on approximately 12.6 million shares of Common Stock outstanding as of April 16, 2026 .

(2) Based on Amendment No. 12 to Schedule 13G filed with the SEC on February 9, 2024. According to the filing, Dimensional Fund Advisors holds voting and/or investment power over the shares, but economic ownership is beneficially held by four investment companies. Dimensional Fund Advisors has sole dispositive power over all and sole voting power over 100% of the shares reported in the table above.

(3) Based on Schedule 13G filed with the SEC on November 8, 2024. According to the filing, BlackRock, Inc. holds voting and/or investment power over the shares, but economic ownership is beneficially held by five subsidiaries. BlackRock, Inc. has sole dispositive power over all of the shares reported in the table above.

(4) Based on Schedule 13G filed with the SEC on February 4, 2023. According to the filing, AWM Investment Company Inc. holds voting and/or investment power over the shares, but economic ownership is beneficially held by three investment companies. AWM Investment Company Inc. has sole dispositive and voting power over all of the shares reported in the table above..

(5) Based on Amendment No. 1 to Schedule 13G filed with the SEC on November 12, 2024. According to the filing, Aegis Financial Corporation, a registered investment adviser, along with Scott L. Barbee, holds shared voting and investment power over the shares. Mr. Barbee is listed as a shared beneficial owner by virtue of his control of Aegis Financial Corporation.

Delinquent Section 16(a) Reports

Securities and Exchange Commission ("SEC") regulations require that a copy of all Section 16(a) forms filed must be furnished to us by the person or entity filing the report. To the Company's knowledge, during the fiscal year ended December 31, 2025, all reports required to be filed pursuant to Section 16(a) were filed on a timely basis, except as a result of administrative processing delays related to the Company's Non-Qualified Deferred Compensation Plan, one Form 4 for Mr. Taylor reporting one exempt transaction was not timely filed and one Form 4 for Mr. Tringali reporting one exempt transaction that was not timely filed.

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PROPOSAL 2 - ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS Section 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) gives shareholders the right to approve, on a non-binding advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with the SEC’s rules. The proposal, commonly known as a “Say- on-Pay” proposal, gives our shareholders the opportunity to express their views on the Company’s executive compensation. At the Company’s Annual Meeting of Shareholders held in June 2023, our shareholders recommended that the advisory vote on the Say-on-Pay of our named executives in our proxy materials be submitted annually. Accordingly, we include the Say-on-Pay advisory vote in our proxy materials on an annual basis until the next shareholder vote on the frequency of Say-on-Pay or our Board of Directors otherwise determines that a different frequency of Say-on-Pay vote is in the best interests of the shareholders. We are asking our shareholders to indicate whether or not they support the compensation program as described in this Proxy Statement. This proposal is not intended to address any specific item of compensation, but rather the overall compensation of the named executive officers and the compensation policies, methodologies and practices described in this Proxy Statement. The Board believes that the executive compensation program aligns the compensation of the Company’s executive management with the long-term interests of shareholders. To align these interests, the Company compensates executive management with time-based and performance-based restricted stock and also ties a significant portion of executive cash compensation to performance-based metrics that drive shareholder value. “RESOLVED, that the shareholders approve, on a non-binding advisory basis, the compensation of the Company’s named executive officers, as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related disclosure contained in the Proxy Statement set forth under the section entitled 'Discussion of Our 2025 Executive Compensation Program' of this Proxy Statement.” Board Recommendation The Board of Directors recommends that you vote FOR approval, on a non-binding advisory basis, of the compensation programs of our named executive officers as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related disclosure set forth under the section entitled “Discussion of Our 2025 Executive Compensation Program” of this Proxy Statement. Required Vote Approval of Proposal 2 requires the affirmative vote of a majority of the votes cast at the Annual Meeting with respect to the compensation of our named executive officers. The number of shares voted “for” approval must exceed the number of votes cast “against” approval. Abstentions and broker non-votes are not counted as votes cast and therefore will not have any effect on the outcome of the vote. Because the vote on this Proposal is advisory in nature, the outcome will not be binding on the Company and will not affect compensation already paid or awarded. The Board and the Compensation Committee do however value the opinions of our shareholders and will take into account the outcome of the vote when considering the design of our NEO's future compensation arrangements. 24

COMPENSATION DISCUSSION AND ANALYSIS Executive Summary Named Executive Officers during 2025 The Compensation Discussion and Analysis (“CD&A”) that follows details the compensation earned by our Named Executive Officers (“NEOs”) which includes our CEO, our former COO and our CFO for 2025 as presented below. Name Position Justin C. Jacobs Chief Executive Officer Brian L. Tucker (1) Former President and Chief Operating Officer Ian M. Eckert Chief Financial Officer (1) Our management and Board of Directors collectively reached a decision with Mr. Tucker regarding his transition from the Company due solely to an unfortunate and unexpected family loss which changed his personal circumstances and resulted in his voluntary separation from the Company on October 31, 2025 pursuant to a Transition and Mutual Separation Agreement between Mr. Tucker and the Company dated August 8, 2025. Mr. Tucker did not receive any severance benefits resulting from his separation, but did receive prorated payouts of his short-term and long-term incentive awards at the target level (see the discussion and compensation tables that follow). The CD&A also summarizes our executive compensation philosophy and each component of our executives’ compensation and how those components support our compensation objectives and strategy. The CD&A is a supplement to, and should be used in conjunction with, the compensation tables and related narratives of this Proxy Statement. Our 2025 executive compensation program was designed to balance risks and rewards, drive performance and sustain long-term shareholder value. 2025 Performance Highlights Our management team and Board have continued to exercise heightened focus on our strategy of increasing our distributable cash flows while committing to the highest standards of safety for our employees and customers and developing systems and practices to align with our environmental and sustainability objectives. The following are our key performance highlights for 2025: • Increased our rental revenues by 14% to $164.3 million compared to 2024. • Increased our rental Adjusted gross margin(1) by 14% to $99.6 million compared to 2024. • Increased our Adjusted EBITDA(1) by 16% to $81.0 million compared to 2024. • Increased our horsepower utilization by 280 basis points to 84.9% compared to 2024. • Our safety measurements include: (i) total recordable incident rate, or TRIR, and (ii) preventable vehicle incidents, or PVI. Our results for 2025 were 1.91 for TRIR and 0.39 for PVI. • The Company advanced its safety and sustainability reporting framework in 2025 by identifying key performance indicators and associated datasets, laying the foundation for a consolidated reporting system implementation in 2026. • We initiated a Common Stock dividend in the third quarter of 2025 of $0.10 per share and increased it to $0.11 per share in the fourth quarter. • Our stock price increased by $6.85 or 26% to $33.65 per share as of December 31, 2025 over the December 31, 2024 price of $26.80 per share. Based on the stock price of $9.48 per share at the beginning of 2021, this represents a total shareholder return (“TSR”) of 255% over the five-year term (see chart below). (1) “Adjusted gross margin” and “Adjusted EBITDA” are non-GAAP financial measures that are reconciled to GAAP financial measures in Item 7 of our Annual Report on Form 10-K for the Year Ended December 31, 2025 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.” 25

The Chart below illustrates our stock price and TSR performance over the past five years: Year C lo si ng S to ck P ri ce $ TSR % Stock Price and TSR Performance $9.48 $10.47 $11.46 $16.08 $26.80 $33.65 — 10.44 20.89 69.62 182.7 257.2 Stock Price TSR% 1/1/2021 12/31/2021 12/31/2022 12/31/2023 12/31/2024 12/31/2025 $— $5.00 $10.00 $15.00 $20.00 $25.00 $30.00 $35.00 $40.00 — 25.00 50.00 75.00 100.00 125.00 150.00 175.00 200.00 225.00 250.00 275.00 Recent Say on Pay Vote and Historical Changes At our 2025 Annual Meeting of Shareholders, our advisory vote on executive compensation of our NEOs received over 85% support from shareholders which was a substantial improvement as compared to 2024 and prior years. We believe that the improved shareholder support was a direct result of the changes we implemented to our compensation plans in response to our ongoing shareholder outreach program. We continue to review and refine our Long-Term Incentive Program (“LTIP”) design in response to shareholder input and developing compensation best practices, including revisiting the mix of peers for relative shareholder return metrics, and considering the mix of performance-based and time-based equity. In addition, we are expanding the performance metrics for our Short-Term Incentive Plan (“STIP”) to include a series of measurable management business objectives directly tied to strategic objectives for the Company. 26

Compensation Best Practices Our compensation program includes specific elements that link executive compensation with long-term shareholder interests. Where appropriate, the Compensation Committee strives to reflect and implement compensation design and governance best practices, including the following: COMPENSATION BEST PRACTICES What We Do: What We Don’t Do: Independent Committee Members Only independent directors serve on the Compensation Committee, ensuring objective and independent decision-making. No Repricing or Exchange We do not allow for the repricing or exchange of outstanding equity units or options without shareholder approval. Annual Advisory “Say on Pay” Votes We have historically held, and continue to hold, annual Say on Pay votes to ensure shareholders have the opportunity to express their approval, or concern, with executive compensation program designs. No Tax Gross-Ups Executive officers are not eligible to receive tax “gross- ups” in connection with any severance or change-in- control payments or benefits. Annual Competitive Assessments The Compensation Committee conducts annual competitive assessments of executive compensation programs to ensure competitiveness against its peers and broader competitive market for talent. No Pledging of Shares We do not permit pledging, hedging or similar monetization transactions in shares of Company common stock. Industry Relevant Compensation Peer Group We maintain, and update, as appropriate, a compensation peer group from which the Compensation Committee can consider relevant benchmarks when making compensation decisions. No Excessive Perquisites With the exception of certain expense reimbursements which stand in support of key business strategies and are fully disclosed in the Summary Compensation Table herein, we do not provide excessive perquisites. Alignment of Executive Compensation with Shareholders We align executive compensation outcomes with shareholder interests through the appropriate use of strategy-linked short-term performance goals and stock price-related long-term incentives. No Unlimited/Subjective Incentives Both short-term and long-term incentive programs are capped with maximum payout levels. In addition, the Compensation Committee has determined that discretionary awards outside our established incentive plans will be restricted to new hires. Market Competitive Long-Term Incentive Practices Our long-term incentive awards for executives incorporate market prevalent best practices like the use of relative and absolute Total Shareholder Return as performance metrics, above median performance to achieve “target” awards, and 3 year vesting timelines. Related Party Transactions While not explicitly prohibited, any related party transactions would require pre-approval under our Board and Company policies. Clawback Policy We maintain a compensation recoupment policy, or “clawback policy,” that applies to all NEOs and can result in the clawback of compensation, including performance-based cash and/or equity awards. No Guaranteed Salary Increases or Bonuses We do not provide for guaranteed salary increases or guaranteed, minimum bonus payouts for executives, unless part of a new hire package for the first year. Share Ownership Guidelines Our executive officers and Directors are subject to share ownership guidelines that ensure alignment of interests of both shareholders and Company leadership. Engage an Independent Compensation Consultant The Compensation Committee retains an independent compensation consultant that advises it on executive and board of director compensation matters. 27

Components of our 2025 Executive Compensation As illustrated in the chart below, the majority of annual total target compensation for our NEOs is performance-based, at-risk and/or long-term oriented. The short-term incentive component provided through our STIP gives executives opportunities to earn annual cash bonuses based on achievement of objective financial and non-financial criteria. The long-term components provided through our LTIP include time-vested restricted stock units (“RSUs”) as well as performance share units (“PSUs”) that vest based on the Company's relative total shareholder return (“RTSR”) compared to a benchmark peer group selected by the Compensation Committee (see below). RTSR is measured on a cliff-basis over a three-year term, with vesting on a three-year cliff basis. Target payout is achieved only if RTSR is at or above the 60th percentile, and the payout is capped at the target level in the event the absolute TSR is negative during the performance period. The graphic illustrates the mix of total target compensation for 2025 for our NEOs. 2025 CEO Target Total Direct Compensation Base Salary 23.5% Short Term Incentives 23.5%LTIP-RSU 26.5% LTIP-PSU, 26.5% Base Salary Short Term Incentives LTIP-RSU LTIP-PSU 2025 Other NEOs Target Total Direct Compensation * Base Salary, 36.6% Short Term Incentives, 27.5% LTIP-RSU, 18.0% LTIP-PSU, 18.0% Base Salary Short Term Incentives LTIP-RSU LTIP-PSU • Includes the former COO (Mr. Tucker) and the CFO (Mr. Eckert). Mr. Eckert did not receive an LTIP award in 2025 as he received such an award at the end of 2024 upon his hiring. 28

Discussion of Our 2025 Executive Compensation Program Compensation Philosophy and Objectives Our Compensation Committee is responsible for designing and approving our executive compensation program and any related agreements or policies which are in the long-term interests of the Company and its shareholders. The Compensation Committee believes our compensation philosophy and programs should be aligned to our business strategy, objectives, and goals. We utilize a pay for performance model that directly links executive compensation with results that support our overall business strategy yielding value for our shareholders. Our compensation programs are carefully reviewed on a regular basis leveraging input from our external compensation consultants, best practices, and feedback from our shareholders. The programs target a balance of short- and long-term objectives and strategies with significant emphasis on performance-based compensation. Finally, we believe the compensation program designs should be simple, transparent, and easy to understand by participants and our shareholders. Elements of Compensation Our executive compensation program is designed to align our NEOs’ pay with individual and Company performance in order to achieve profitability and return for our shareholders, and to attract and retain executives with the level of expertise and experience necessary to achieve our business objectives while driving short- and long-term results. Compensation plans have multiple parts, and the Compensation Committee believes they should be reviewed annually and benchmarked to ensure they align to our strategy and deliver shareholder value. We utilized the following components to deliver executive compensation in 2025: Pay Element Purpose Description Link to Performance Base Salary To attract and retain qualified key executive talent and to provide a competitive baseline for total compensation that recognizes the executive’s skills, experience and responsibilities in the position. Fixed, non-variable cash compensation. Serves as basis for “target” value of incentive opportunities. Individual base salary amounts reflect each executive officer’s responsibilities, performance, experience and market positioning. Annual Cash Incentive To motivate and reward achievement of critical short- term financial targets, operating targets and strategic initiatives. Variable annual cash incentive with payout based on our performance over the fiscal year. Target award opportunities are set at a competitive level. Award payout is based on the achievement of the underlying performance criteria established at the beginning of the fiscal year. Long-Term Incentive To align a significant portion of executive compensation to our long-term performance and shareholder experience, mainly through the use of relative TSR performance criteria. Multi-year vesting provisions also support our executive talent retention objectives. 50% of annual awards granted in time-vested RSUs, vesting over a three-year period based on continuous service. 50% of annual awards granted in relative TSR PSUs, with vesting contingent on the Company's stock performance relative to a peer group over a three-year performance period PSUs provide recipients rewards contingent upon the successful achievement of relative TSR, using Common Stock as a currency that is strongly aligned with shareholder interests. Time-vesting RSUs support the Company’s leadership retention objectives and reinforce an ownership mentality through enhanced equity stakes. 29

How Our Compensation Committee Determines Executive Compensation The Role of the Compensation Committee. The Compensation Committee oversees the executive compensation program and has overall responsibility for making final decisions about total compensation for all of the NEOs. As part of its annual process, the Committee works closely with senior management (as appropriate), the Chairman of the Board and its independent compensation consultant. This process ensures consistency from year to year and adherence to the responsibilities listed in the Compensation Committee’s Charter, which is available on our website. The Role of the CEO. Our CEO proposes changes to compensation for his direct reports which the Compensation Committee considers when making decisions. Our CEO does not provide recommendations concerning his compensation, nor is he present when his compensation is discussed by the Committee. The Committee, with input from its independent compensation consultant, discusses and approves all elements of executive officer compensation. The Role of the Independent Compensation Consultant. The Compensation Committee has the authority to engage and retain an independent compensation consultant to provide independent counsel and advice regarding executive an non-employee director compensation. For the first three quarters of 2025, the Compensation Committee continued its engagement with Zayla Partners as its independent executive compensation consultant. In October 2025, the Compensation Committee engaged Frederic W. Cook & Co., Inc. (“FW Cook”) as its independent executive compensation consultant. A representative of the independent consultant attends meetings of our Compensation Committee and communicates with our Compensation Committee Chair and members of management as needed; however, our Compensation Committee makes all decisions regarding the compensation of our executive officers. The Compensation Committee reviewed the consultants’ independence in accordance with the factors set forth in the corporate governance standards of the NYSE and the rules of the SEC, and determined that there were no conflicts of interest present. Zayla Partners and FW Cook were engaged by the Compensation Committee and performed no services directly for management. Peer Group. Our Compensation Committee reviews the composition of any peer groups, based on input from its compensation consultant, and modifies the peer groups as circumstances, including industry consolidation and other competitive forces, warrant. The Compensation Committee may determine to use the same peer group for both compensation and relative TSR purposes, or to use different peer groups. Our overall objective is to develop peer groups that are appropriate taking into consideration both internal business judgment of the Compensation Committee as well as input from outside observers. Key inputs that we consider include: (i) industry, (ii) revenue and EBITDA metrics, (iii) market capitalization, enterprise value and total assets, (iv) geography and (v) other general considerations. With respect to these inputs, we focus on (i) participants in the broad oil and gas industry focused on equipment, services, drilling and exploration and development, (ii) revenue and EBITDA within reasonable ranges of our most recent financial results, (iii) market capitalization, enterprise values and total assets within reasonable ranges of our most recent valuations, and (iv) companies with headquarters in the United States. For the peer group used for measuring relative TSR, the Compensation Committee will also consider investor profiles and the relevant market for investment capital. For 2025, our peer group included the following companies, and was used for both compensation purposes and for measuring relative TSR performance upon which the 2025 grant of PSUs will be measured. DMC Global Inc. Mammoth Energy Services, Inc. Oil States International, Inc. Drilling Tools International Corp. Nine Energy Service, Inc. Ranger Energy Services, Inc. Energy Services of America Corp. NCS Multistage Holdings, Inc. SEACOR Marine Holdings, Inc. Forum Energy Technologies, Inc. NPK International Inc. Solaris Oilfield Infrastructure, Inc. KLX Energy Services Holdings, Inc. Prime Energy Resources Corp. TETRA Technologies, Inc. 30

Annual Base Salaries The Compensation Committee determines base salaries for the NEOs each year, generally in March, accounting for multiple factors, including breadth, scope and complexity of the role, internal equity, succession planning and retention objectives, market positioning and budget. Decisions are also based in part on market data provided to the Compensation Committee by its independent compensation consultant. During 2025, the Compensation Committee approved increasing Mr. Jacobs’ base salary to better align with market data for his position as well as maturation in his role with the Company as evidenced by the financial and operating performance during 2024. Mr. Tucker’s and Mr. Eckert’s base salaries remained unchanged from their 2024 levels. Named Executive Officer 2025 Annual Salary Increase over 2024 (%) Justin C. Jacobs (1) $600,000 14% Brian L. Tucker (2) $400,000 —% Ian M. Eckert $415,000 —% (1) Mr. Jacob’s salary increase was effective April 1, 2025. (2) Mr. Tucker voluntarily separated from the Company on October 31, 2025. Through his separation date, Mr. Tucker earned $333,333 of his base salary. Short-Term Incentive Plan The STIP provides guidelines for calculating annual non-equity incentive-based compensation in the form of cash bonuses to our NEOs, subject to Committee oversight and modification. The STIP is based on performance metrics that are established early in the fiscal year. The program is designed to focus the NEOs on achieving critical short-term financial and operating targets and/or strategic initiatives that support our annual objectives and are linked to the maximization of shareholder value. The tables below detail the target bonus opportunities, shown as a percentage of annual base salary, that were applicable to each NEO in fiscal year 2025 as well as the payouts for the various levels of achievement: Named Executive Officer Target Bonus Potential as a % of Base Salary Justin C. Jacobs 100% Brian L. Tucker and Ian M. Eckert 75% Named Executive Officer Threshold Payout as a % of Target Bonus Potential Target Payout as a % of Target Bonus Potential Stretch Payout as a % of Target Bonus Potential Stretch + Payout as a % of Target Bonus Potential (1) All NEOs 75% 100% 125% 135% For 2025, 100% of each executive officer’s STIP award was based on achievement of Company financial and other objectives relating to: • Adjusted EBITDA (1); • Safety objectives (Total Recordable Incident Rate, or TRIR); • Preventable Vehicle Incidents (PVI); and • Integration of the reporting of HSE metrics into the Company's ERP system. Each year, the Committee sets the performance levels for each component of the Company objective portion of the STIP. The payment of awards under the STIP is based upon whether these performance levels are achieved for the year. Payout on each of the four objectives is as follows (2):    • 0% of the bonus amount will be paid if we do not achieve the “threshold” amount; • 75% of the bonus amount will be paid if we achieve the “threshold” amount; • 100% of the bonus amount will be paid if we achieve the “target” amount; • 125% of the bonus amount will be paid if we achieve the “stretch” amount; and • 135% of the bonus amount will be paid if we achieve the “stretch +” (1) amount. (1) The “Stretch+” payout is applicable only to the Adjusted EBITDA metric. References above and in the tables that follow to Adjusted EBITDA, a non-GAAP financial measure, are reconciled to the comparable GAAP financial measure in Item 7 of our Annual Report on Form 10-K for the Year Ended December 31, 2025 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.” (2) For those objectives that are not binary or otherwise cliff vest, amounts are prorated between achievement levels. 31

2025 Performance Goals and Results

As noted above, the Compensation Committee approves performance metrics for the annual cash incentive opportunity early in the fiscal year. Shortly following the conclusion of the plan year, the Compensation Committee determines the degree of which the financial and operational goals have been met and approves cash awards based on the level of achievement.

For 2025, following the Compensation Committee's shareholder outreach and engagement program and a comprehensive review, the Compensation Committee approved certain performance metrics and hurdles. The Compensation Committee's philosophy in setting performance levels and hurdles is to incentivize exceptional performance rather than reward expected performance. The Compensation Committee spends considerable time each year deliberating where to set performance and payout levels in light of all relevant circumstances available at the time these levels are set. The table below details these metrics, their corresponding weight of value in the STIP, and the actual performance achievements:

Metric	Weight	Threshold	Target	Stretch	Stretch +	Actual	Payout Factor [5]	Weighted Payout
Adjusted EBITDA[1]	85 %	$72,750,000	$76,580,000	$80,430,000	$81,560,000	$80,965,000	131 %	111.19 %
Safety (TRIR)[2]	5 %	1.09	0.77	0.45	N/A	1.91	— %	— %
Preventable Vehicle Incidents (PVI)[3]	5 %	0.99	0.79	0.59	N/A	0.39	125 %	6.25 %
HSE Integration[4]	5 %	N/A	1.00	N/A	N/A	1.00	100 %	5.00 %
Total	100 %							122.44 %

(1) Adjusted EBITDA is a non-GAAP financial measure that we define as net income before interest, taxes, depreciation and amortization, as well as an increase in inventory allowance, impairments, retirement of rental equipment, non-recurring restructuring charges including severance and non-cash equity-classified stock-based compensation expenses.

(2) Safety performance is measured based upon the Company's TRIR, which the Company believes is a commonly-used metric to measure safety performance. TRIR is a standard OSHA safety metric that measures the number of work-related injuries and illnesses per 100 full-time workers over a 12-month period.

(3) Preventable Vehicle Incidents (PVI) refer to motor vehicle accidents involving company-operated vehicles that are deemed preventable based on internal safety guidelines and industry best practices (e.g., National Safety Council criteria).

(4) The Company advanced its safety and sustainability reporting framework in 2025 by identifying key performance indicators and associated datasets, laying the foundation for a consolidated reporting system implementation in 2026.

(5) The payout factor for the Adjusted EBITDA metric was prorated between the Stretch (125%) and Stretch+ (135%) levels to 131%.

Additional information on operational and financial performance can be found in the Company's Annual Report filed on Form 10-K and quarterly reports on Form 10-Q filed with the SEC.

The following table summarizes the cash bonuses awarded to each NEO under the STIP for 2025 based on the weighted payout determination above:

Name	Title	Base Salary Subject to Bonus	Target Bonus Eligibility	Bonus Base	Bonus Payout %	Bonus Payouts
Justin C. Jacobs [1]	CEO	$ 581,250	100 %	$ 581,250	122.44 %	$ 711,706
Brian L. Tucker [2]	Former President and COO	$ 333,333	75 %	$ 250,000	100.00 %	$ 250,000
Ian M. Eckert	Chief Financial Officer	$ 415,000	75 %	$ 311,250	122.44 %	$ 381,107

(1) Mr. Jacob's base salary subject to bonus represents the base salary earned during 2025 including three months at an annual rate of $525,000 and nine months at an annual rate of $600,000.

(2) Mr. Tucker received a payout of his target level bonus based on the percentage of his base salary that he earned through his separation date in accordance with his Transition and Mutual Separation Agreement.

The Compensation Committee will continue to review the metrics used in the STIP on an annual basis with an emphasis on both input from our shareholders received through our outreach and engagement program, trends ascertained from a review of relevant competitive market practices, and continued focus on rewarding exceptional performance. The Committee believes this approach allows us to be responsive to the input of our shareholders, be competitive with practices among our peers in the compression and oilfield services industries, and continuously challenge our executives to achieve results that will reward shareholders.

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Long-Term Incentive Plan In designing our LTIP awards for 2025, we considered the common practice for NEO LTIP awards to grant opportunities through a combination of time-vesting and performance-vesting full value award vehicles, thereby creating a balance between retention and pay-for-performance. TSR is the most prevalent metric, as peer companies generally rely on relative and absolute TSR measures to determine final vesting of awards. Performance-vesting awards have two key benefits: (i) requires performance achievement to “earn” the compensation, and (ii) executives have an opportunity to vest a number of shares that is above or below “target” if performance warrants. For 2025, Mr. Jacobs was granted an RSU award valued at 112.5% of his base salary and a PSU award valued at 112.5% of base salary. Mr. Tucker was granted an RSU award valued at 50% of his base salary and a PSU award valued at 50% of his base salary. Mr. Eckert did not receive an LTIP award for 2025 as he joined the Company at the end of 2024 and was awarded RSU and PSU awards each equivalent to 50% of his base salary at that time. Under the LTIP, RSUs will vest in three equal annual installments beginning on the first anniversary of the effective date of the individual grants. The PSU awards will vest based on our TSR performance compared to a peer group of companies as established by the Compensation Committee. Potential payout for the PSU awards is based upon performance over a three-year period using the following scale. Payout Level Relative TSR Performance (Percentile Rank vs. Peers) Payout (% of Target) (1) Maximum 100th percentile 200 % Target 63rd percentile 100 % Threshold 31st percentile 50 % Less than Threshold Less than 31st percentile — % (1) Negative TSR Payout Cap at Target: If the Company’s TSR for the performance period is negative, then the PSUs earned will not exceed 100% (target), regardless of the Company's actual percentile ranking. The following table illustrates our peer group for the 2025 grant: DMC Global, Inc. Mammoth Energy Services, Inc. Prime Energy Resources Corp. Drilling Tools International Corp. NCS Multistage Holdings, Inc. Ranger Energy Services, Inc. Energy Services of America Corp. Nine Energy Service, Inc. SEACOR Marine Holdings, Inc. Forum Energy Technologies, Inc. NPK International, Inc. Solaris Oilfield Infrastructure, Inc. KLX Energy Services Holdings, Inc. Oil States International, Inc. TETRA Technologies, Inc. Mr. Eckert’s 2024 PSU award utilizes the same 2025 peer group and performance period for relative TSR measurement as those of Mr. Jacobs’ and Mr. Tucker’s 2025 PSU awards as his award was effectively granted at the end of 2024. 33

Other Compensation Policies Compensation-Related Policies Stock Ownership Policy. We believe that it is in the best interest of the Company and its shareholders to align the financial interests of our executives and non-employee members of the Board with those of our shareholders. In accordance with our policy, the CEO is required to hold an aggregate market value of five times their annual base salary. NEOs other than the CEO are required to hold an aggregate market value of two and one- half times their annual base salary. Non-employee members of the Board are required to hold an aggregate market value of at least four times their annual cash retainer. Holdings are measured at the average closing price of a share of the Company’s stock for the previous calendar year. Participants may satisfy their ownership guidelines with: (i) Common Stock owned directly, (ii) Common Stock owned indirectly, (iii) shares represented by amounts invested in a 401(k) plan or deferred compensation plan maintained by the Company and (i) time-vested restricted stock or restricted stock units. Insider Trading Policy. Our Board has adopted an Insider Trading Policy for employees and directors to promote compliance with federal and state securities laws and the NYSE. The policy prohibits certain persons who are aware of material non-public information about the Company from: (i) trading in securities of the Company; or (ii) providing material non-public information to other persons who may trade on the basis of that information. When material non-public information about us may exist and may have an influence on the marketplace, a trading blackout period is placed in effect by management. Furthermore, we have a standard blackout period policy, not subject to management discretion, that is timed on a quarterly basis for periods around each natural quarter-end until after earnings are released to the public. In addition, our Insider Trading Policy also applies to family members, other members of a person’s household, and entities controlled by a person covered by the Insider Trading Policy. Officers, directors, and designated employees, as well as the family members and controlled entities of such persons, may not engage in any transaction in Company securities without first obtaining pre-clearance of the transaction. Under the Insider Trading Policy, directors, executive officers and other employees are prohibited from entering into any hedging or monetization transactions relating to our securities or otherwise trading in any instrument relating to the future securities’ price. Our Insider Trading Policy also prevents directors and executive officers from pledging our securities as collateral for loans or holding our securities in a margin account. It is also the policy of the Company to comply with all applicable securities law when transacting in its own securities. Clawback Policy. Our Board of Directors has adopted a clawback policy, as required by Section 10D of the Exchange Act and the listing standards adopted by the NYSE. In the event of certain accounting restatements, this policy requires us to pursue recovery from current and former executive officers (as defined under the applicable rules) of any amount of incentive-based awards paid during the three years preceding the accounting restatement that exceeds the amount that would have otherwise been paid if calculated based on the restated financial reporting measure, calculated on a pre-tax basis. Timing of Equity Awards. Although we have not adopted a formal policy regarding the timing of equity award grants, including stock option grants, the Company-wide annual equity grants are made on a predetermined schedule. We generally grant long-term equity incentive awards to our NEOs and certain employees on a regular and predictable cycle, and we have historically granted such awards in mid-March. The grant price of our restricted stock and RSU grants as well as the exercise price of each of our stock option grants is the market closing price on the effective grant date. Our Compensation Committee does not grant such awards based on knowledge of material nonpublic information. Equity-based awards are occasionally granted at other times during the year, such as upon the hiring of a new employee, following the promotion of an employee or for key employee retention purposes. 34

Other Benefit Plans 401(k) Plan. We maintain a 401(k) Plan allowing employees, including our NEOs, to defer a portion of their eligible compensation, up to the Internal Revenue Code of 1986, as amended (the “Code”), maximum deferral amount, on a pre-tax basis or on a post-tax (Roth) basis. Participants make contributions to an account maintained by an independent trustee and direct how those contributions are invested. We match 50% of a participant’s contribution up to a maximum of 6% of his or her annual eligible compensation. Health and Welfare Benefit Plans. We maintain a standard complement of health and welfare benefit plans for our employees, including our NEOs, which provide medical, dental and vision benefits, employee assistance, health savings and flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance and life insurance coverage. As disclosed in the summary compensation tables that follow, the Company subsidizes the cost of the healthcare plan for our NEOs. Deferred Compensation Plan. We maintain a deferred compensation plan (the "Deferred Compensation Plan") which permits certain eligible employees, including our NEOs, and our Directors to annually elect to defer a portion of their salary, commissions, cash bonus, Director fees and/or stock awards they would otherwise have received when earned.  Under this plan, participants can defer up to 90% of their salary, commissions, cash bonus, Director fees and stock awards. Cash amounts deferred under the Deferred Compensation Plan are deemed invested in the investment funds selected by the participant with similar options as available under the Company’s 401(k) Plan. We have the option to contribute but do not currently contribute to the Deferred Compensation Plan on behalf of its participants or match the deferrals made by participants. At the present time, the Deferred Compensation Plan is suspended to new participants. At the time of deferral, a participant must indicate whether he or she wishes to receive the amount deferred while in-service or upon separation of service. In either case, the payment will be in either a lump sum or in substantially equal annual installments. In-service installments cannot exceed five years, while installments elected to start upon separation of service cannot exceed ten years. If separation is due to a disability or a change in control, deferrals will be paid similar to deferrals paid upon separation of service, while deferrals related to death will be paid in a lump sum to the participant’s beneficiary. If a participant experiences an unforeseeable emergency during the deferral period, the participant may petition to receive a partial or full payout from the Deferred Compensation Plan. All distributions are made in cash, except for deferred stock awards which are settled in Company stock. Agreements with Executive Officers Each of our NEOs entered into employment letters with us, which set forth the applicable executive’s initial title, reporting relationship and compensation (the “Employment Letters”). Under the Employment Letters, each such NEO is eligible for an annual base salary, short-term incentive target and LTIP Award value, which are subject to annual review by our Compensation Committee. In addition, each Employment Letter provides that the applicable executive is eligible to participate in all employee benefit plans maintained by the Company as well as the effect of termination including severance. 35

Report of the Compensation Committee (1) Fellow Shareholders: The Compensation Committee has reviewed and discussed with management the disclosures contained in the Compensation Discussion and Analysis section of this Proxy Statement, as required by Item 402(b) of Regulation S-K. Based upon this review and our discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis section be included in this Proxy Statement. The Compensation Committee Natural Gas Services Group, Inc. Jean K. Holley, Chairperson Donald J. Tringali Georganne Hodges (1) SEC filings sometimes “incorporate information by reference.” This means the Company is referring you to information that has previously been filed with the SEC, and that this information should be considered as part of the filing you are reading. Unless the Company specifically states otherwise, this Compensation Committee Report shall not be deemed to be incorporated by reference and shall not constitute soliciting material or otherwise be considered filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. 36

Compensation Tables

Summary Compensation Table

The following table sets forth the compensation earned by each of our named executive officers for the fiscal years ended December 31, 2025:

Name and Principal Position	Year	Salary (2) ($)	Bonus (3) ($)	Stock Awards (4) ($)	Non-Equity Incentive Plan Compensation (5) ($)	All Other Compensation (6) ($)	Total ($)
Justin C. Jacobs, Chief Executive Officer	2025	581,250	—	1,631,862	711,706	43,895	2,968,713
	2024	464,754	30,000	1,225,274	545,697	18,550	2,284,275
Brian L. Tucker Former President and Chief Operating Officer (1)	2025	333,333	—	452,863	250,000	42,135	1,078,331
	2024	400,000	—	454,204	352,500	18,550	1,225,254
	2023	92,055	—	90,962	68,219	2,417	253,653
Ian M. Eckert, Chief Financial Officer	2025	415,000	—	—	381,107	32,225	828,332
	2024	2,274	250,000	487,219	—	—	739,493

(1) Mr. Tucker voluntarily separated from the Company effective October 31, 2025.

(2) Includes base salaries earned on a fiscal year basis, and, when applicable, are prorated based on the number of days employed with the Company during the applicable year. This column also includes amounts deferred under our 401(k) Plan.

(3) Includes a (i) sign-on bonus paid to Mr. Jacobs upon his hire in February 2024, (ii) a sign-on bonus paid to Mr. Eckert upon his hire in December 2024 and (iii) a discretionary bonus of $200,000 to compensate Mr. Eckert for a foregone bonus as a result of resigning from his previous employer prior to the end of 2024.

(4) Represents the grant date fair value of RSU and PSU awards granted under the Natural Gas Services Group, Inc. 2019 Equity Incentive Plan (the "2019 Plan") determined in accordance with FASB ASC Topic 718, excluding the effects of forfeitures. Fair value of the PSUs was determined using Monte Carlo simulations. The assumptions used by the Company in calculating this amount for 2025 are included in Note 16 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2025. If the maximum level of achievement of the performance conditions associated with PSUs granted to Messrs. Jacobs and Tucker in 2025 is achieved, the value associated with the PSUs based on the closing price per share of our Common Stock on the date they were granted ($22.19), would be $1,350,040 and $400,041, respectively.

(5) Represents cash payments under the 2025 Annual Incentive Bonus Plan based on performance for the year ended December 31, 2025 that were paid in the first quarter of 2026, with the exception of Mr. Tucker who was paid in November 2025 subsequent to his voluntary separation from the Company.

(6) Includes matching contributions made by the Company to each named executive officer under our 401(k) Plan and the aggregate incremental cost to the Company of perquisites provided to our NEOs as shown in the table below.

All Other Compensation Table

The following table sets forth all other compensation earned by our NEOs as reported in the Summary Compensation Table above for the fiscal years ended December 31, as presented:

Name	Year	Additional Incremental Portion of Health Insurance Premiums Paid for Officers Only ($)	401(k) Plan Company Contributions ($)	Total ($)
Justin C. Jacobs	2025	28,395	15,500	43,895
Brian L. Tucker	2025	30,943	11,192	42,135
Ian M. Eckert	2025	20,475	11,750	32,225

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Grants of Plan-Based Awards

The following table sets forth the short- and long-term incentive plan awards granted to our NEOs during the fiscal year ended December 31, 2025.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (3)	Grant Date Fair Value of Stock Awards (4)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	($)
Justin C. Jacobs	3/13/2025	435,938	581,250	784,688	—	—	—	—	—
	3/13/2025	—	—	—	15,210	30,420	60,840	—	853,281
	3/13/2025	—	—	—	—	—	—	35,087	778,581
Brian L. Tucker	3/13/2025	300,000	400,000	540,000	—	—	—	—	—
	3/13/2025	—	—	—	4,507	9,014	18,028	—	252,843
	3/13/2025	—	—	—	—	—	—	9,014	200,021
Ian M. Eckert	3/13/2025	311,250	415,000	560,250	—	—	—	—	—

(1) The amounts in these columns illustrate the range of potential payouts under the 2025 Short-Term Incentive Plan. Actual payouts were determined and paid in March 2026, with the exception of Mr. Tucker who was paid shortly after his separation, and are included in the Summary Compensation Table.

(2) The amounts in these columns illustrate the range of potential payouts of PSUs under the 2019 Equity Incentive Plan and cliff vest at the conclusion of a three-year performance period based on the Company's total shareholder return ("TSR") performance relative to an identified peer group, subject to continued employment. Target requires a TSR ranking at the 62.5% level in order to receive 100% of the performance share units awarded. Threshold requires a TSR ranking at the 31.25% level in order to receive 50% of the performance share units awarded and Maximum requires the top TSR ranking in the peer group in order to receive 200% of the performance share units awarded. TSR rankings below the 31.25% percentile will result in a payout of 0% of the performance share units awarded. If the Company's TSR for the performance period is negative, then the PSUs earned will not exceed 100% (target), regardless of the Company's actual percentile ranking

(3) The amounts in this column represent the grant of RSUs under the 2019 Equity Incentive Plan that vest one-third per year over a three-year term, subject to continued employment.

(4) The amounts in this column reflect the grant date fair value of RSU and PSU awards determined in accordance with FASB ASC Topic 718, excluding the effects of forfeitures. Fair value of the PSUs was determined using Monte Carlo simulations. The assumptions used by the Company in calculating this amount for 2025 are included in Note 16 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2025.

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Outstanding Equity Awards

The following table sets forth certain information about unvested RSUs and PSUs outstanding as of December 31, 2025.

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (1) (#)	Market Value of Shares or Units of Stock that Have Not Vested (2) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (3) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested (2) ($)
Justin C. Jacobs	3/13/2025	35,087	1,180,678	—	—
	3/13/2025	—	—	30,420	1,023,633
	1/29/2024	20,921	703,992	—	—
	1/29/2024	—	—	37,876	1,274,527
Ian M. Eckert	12/30/2024	5,063	170,370	—	—
	12/30/2024	—	—	7,595	255,572

(1) Represents RSUs that vest one-third per year, subject to continued employment. Mr. Jacobs' units will vest as follows: 10,460 on January 29, 2026, 11,695 on March 13, 2026, 10,460 on January 29, 2027, 11,695 on March 13, 2027, and 11, 695 on March 13, 2028. Mr. Eckert's units will vest as follows: 2,532 on December 30, 2026 and 2,531 on December 30, 2027.

(2) Based on the market closing price of our Common Stock on December 31, 2025 of $33.65 per share.

(3) Represents unearned PSUs at the target level that cliff vest, subject to continued employment, on December 31, 2026 for Mr. Jacobs' grant from January 29, 2024 and on December 31, 2027 for Mr. Jacobs' and Mr. Eckert's grants from March 13, 2025 and December 30, 2024, respectively.

Stock Vested in 2025

The following table sets forth for each of the NEOs the number of shares of Common Stock acquired upon and the value realized upon the vesting of RSUs and PSUs during 2025.

Name	Number of Shares Acquired Upon Vesting (#)	Value Realized Upon Vesting ($)
Justin C. Jacobs (1)	10,461	281,401
Brian L. Tucker (2)	18,568	496,631
Ian M. Eckert (3)	2,532	86,063

(1) Represents the vesting of RSUs that were granted to Mr. Jacobs in 2024 in connection with his appointment as CEO at the fair market value of our Common Stock of $26.90 per share on the vesting date.

(2) Represents the vesting of the following awards that were granted to Mr. Tucker: (i) 2,121 RSUs from 2023 in connection with his appointment as COO at the fair market value of our Common Stock of $27.07 per share on the vesting date, (ii) 3,764 RSUs from 2024 at the fair market value of our Common Stock of $22.88 per share on the vesting date, (iii) 128 RSUs representing a pro rata portion of RSUs granted in 2023 at the fair market value of our Common Stock of $27.84 per share on the separation date, (iv) 2,486 RSUs representing a pro rata portion of RSUs granted in 2024 at the fair market value of our Common Stock of $27.84 per share on the separation date, (v) 1,909 RSUs representing a pro rata portion of RSUs granted in 2025 at the fair market value of our Common Stock of $27.84 per share on the separation date, (vi) 6,250 PSUs representing a pro rata portion of PSUs at the target level granted in 2024 at the fair market value of our Common Stock of $27.84 per share on the separation date and (vii) 1,910 PSUs representing a pro rata portion of PSUs at the target level granted in 2025 at the fair market value of our Common Stock of $27.84 per share on the separation date. Those shares noted above that vested on a pro rata basis were in accordance with the terms or Mr. Tucker's Transition and Mutual Separation Agreement.

(3) Represents the vesting of RSUs that were granted to Mr. Eckert in 2024 in connection with his appointment as CFO at the fair market value of our Common Stock of $33.99 per share on the vesting date.

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Pay Versus Performance

In the table below, we provide certain information about Pay Versus Performance for our Principal Executive Officers ("PEO") and other named executive officers ("NEO") reflecting executive compensation actually paid compared to Total Shareholder Return ("TSR") for the fiscal years ended December 31, 2025, 2024, 2023, 2022 and 2021.

Year	Summary Compensation Table ("SCT") Total for PEOs	Compensation Actually Paid to PEOs ($)(2)	Average SCT Total for Non-PEO NEOs ($)(1)	Average Compensation Paid to Non-PEO NEOs ($)(2)	TSR Based on Fixed $100 Investment ($)(3)
2025	2,968,713	3,944,967	953,332	776,875	357.17
2024	2,546,910	3,218,558	982,374	1,046,285	282.70
2023	3,585,243	3,387,854	656,212	768,862	169.62
2022	1,379,126	1,881,275	569,665	621,088	120.89
2021	1,749,279	2,259,464	478,742	377,955	110.44

(1) The PEOs were Justin C. Jacobs (2024 and 2025), Stephen C. Taylor (2021 and Interim CEO for 2022, 2023 and 2024) and John Chisholm (Interim CEO for 2022) The NEOs were Brian L. Tucker and Ian M. Eckert for 2024 and 2025, Brian L. Tucker and James R. Hazlett for 2023 and Micah C. Foster and James R. Hazlett for 2022 and 2021.

(2) The amounts shown for Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized or received by our NEOs. These amounts reflect the SCT Total with certain adjustments for stock-based compensation attributable to equity awards. The equity values are calculated in accordance with FASB ASC Topic 718.

(3) Total Shareholder Return ("TSR") for the years ended December 31, 2025, 2024, 2023, 2022 and 2021 is based on an initial price of $9.48 per share of our Common Stock.

Compensation Actually Paid to PEOs

Year	PEO	SCT Total for PEOs ($)(1)	Exclusion of Equity Awards for PEOs ($)	Inclusion of Equity Values for PEOs ($)	Compensation Actually Paid to PEOs ($)
2025	Justin C. Jacobs	2,968,713	(1,631,862)	2,608,116	3,944,967
2024	Justin C. Jacobs	2,284,275	(1,225,274)	1,856,114	2,915,115
2024	Stephen C. Taylor	262,635	—	40,808	303,443
2024	Combined Total	2,546,910	(1,225,274)	1,896,922	3,218,558
2023	Stephen C. Taylor	3,585,243	(200,000)	2,611	3,387,854
2022	Stephen C. Taylor	949,997	(313,545)	815,694	1,452,146
2022	John Chisholm	429,129	(59,635)	59,635	429,129
2022	Combined Total	1,379,126	(373,180)	875,329	1,881,275
2021	Stephen C. Taylor	1,749,279	(722,160)	1,232,345	2,259,464

(1) As discussed elsewhere herein, $2,754,000 of compensation paid to Mr. Taylor in 2023 relates to amounts paid pursuant to his Retirement Agreement negotiated during 2022.

Compensation Actually Paid to NEOs

Year	Average Summary SCT for NEOs ($)	Average Exclusion of Equity Awards for NEOs ($)	Average Inclusion of Equity Values for NEOs ($)	Average Compensation Actually Paid to NEOs ($)
2025	953,332	(226,432)	49,975	776,875
2024	982,374	(470,712)	534,623	1,046,285
2023	656,212	(240,479)	353,129	768,862
2022	569,665	(144,908)	196,331	621,088
2021	478,742	(190,163)	89,376	377,955

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Total Inclusion of Equity Values for PEOs

Year	PEO	Year-End Fair Value ("FV") of Equity Awards Granted During the Year that Remained Unvested at the End of the Year ($)	Change in FV From Last Day of Prior Year to Last Day of Current Year of Unvested Equity Awards ($)	Change in FV From Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During the Year ($)	Value of Dividends Paid on Equity Awards Not Otherwise Included ($)	Total Inclusion of Equity Values ($)
2025	Justin C. Jacobs	2,204,311	402,759	1,046	—	2,608,116
2024	Justin C. Jacobs	1,856,114	—	—	—	1,856,114
2024	Stephen C. Taylor	—	—	40,808	—	40,808
2024	Combined Total	1,856,114	—	40,808	—	1,896,922
2023	Stephen C. Taylor	262,424	—	(259,813)	—	2,611
2022	Stephen C. Taylor	697,215	103,144	15,335	—	815,694
2022	John Chisholm	—	—	59,635	—	59,635
2022	Combined Total	697,215	103,144	74,970	—	875,329
2021	Stephen C. Taylor	1,143,450	105,579	(16,684)	—	1,232,345
2021	Stephen C. Taylor	1,143,450	105,579	(16,684)	—	1,232,345

Total Inclusion of Equity Values for NEOs

Year	Year-End Fair Value ("FV") of Equity Awards Granted During the Year that Remained Unvested at the End of the Year ($)	Change in FV From Last Day of Prior Year to Last Day of Current Year of Unvested Equity Awards ($)	Change in FV From Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During the Year ($)	Value of Dividends Paid on Equity Awards Not Otherwise Included ($)	Total Inclusion of Equity Values ($)
2025	—	43,354	6,621	—	49,975
2024	506,199	22,732	5,692	—	534,623
2023	364,342	—	(11,213)	—	353,129
2022	183,589	9,900	2,842	—	196,331
2021	130,875	6,601	(48,100)	—	89,376

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Equity Compensation Plan Information The following table provides information related to our Common Stock which may be issued under our equity compensation plans as of December 31, 2025: Plan Category (a) Number of securities to be issued upon exercise or vesting of outstanding options or restricted shares/ units (b) Weighted- average issuance or exercise price of outstanding options or restricted shares/units (c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) Equity compensation plans approved by security holders: 1998 Stock Option Plan (1) 111,168 $ 21.28 395,169 2019 Equity Incentive Plan 197,458 $ 22.70 646,751 Equity compensation plans not approved by security holders — N/A — Total 308,626 1,041,920 (1) The 1998 Stock Option Plan (the “1998 Plan”) expired on February 28, 2026, at which time 109,168 options remained outstanding and subject to their vesting rights through their contractual lives, or 10 years from the date of grant. Since December 31, 2025, no further stock options were granted under the 1998 Plan and since the 1998 Plan has expired, no new awards may be granted under the 1998 Plan. 42

PROPOSAL 3 - RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM We are asking the shareholders to ratify the Audit Committee’s appointment of Ham Langston & Brezina LLP (“HL&B”) as our independent registered public accounting firm for the fiscal year ending December 31, 2026. HL&B is a registered public accounting firm with the Public Company Accounting Oversight Board (“PCAOB”), as required by the Sarbanes-Oxley Act of 2002 and the rules of the PCAOB. Shareholder ratification of the appointment is not required under the laws of the State of Colorado, but the Board believes it is important to allow shareholders to vote on the proposal. In the event the shareholders fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in our best interests and that of our shareholders. HL&B representatives are expected to attend the 2026 Annual Meeting via video conference. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate shareholder questions. Board Recommendation The Board of Directors recommends that the shareholders vote “FOR” the ratification of the appointment of HL&B as our independent registered public accounting firm for the fiscal year ending December 31, 2026. Required Vote Approval of this Proposal 3 requires a majority of the votes cast at the Annual Meeting. Brokers will have discretionary authority to vote on Proposal 3 and, accordingly, there will be no broker non-votes for this proposal. Abstentions will have no effect on the outcome of this Proposal. 43

Fees Paid to the Independent Registered Public Accounting Firm The following table presents the fees for professional services rendered by HL&B on our behalf for the years ended December 31, 2025 and 2024: Types of Fees 2025 2024 Audit fees (1) $ 569,000 $ 647,000 Audit-related fees — — Tax fees (2) 32,500 37,000 All other fees — — Total $ 601,500 $ 684,000 (1) Audit fees include fees billed by our independent registered public accounting firm related to audit and reviews of financial statements we are required to file with the SEC, audits of internal control over financial reporting, audits of our employee benefit plan and reviews of registration statements filed with the SEC. (2) Tax-related fees are for services related to the preparation of U.S. federal and state income tax returns. Pre-Approval Policy As of the date of this Proxy Statement, our Audit Committee has not established general pre-approval policies and as of December 31, 2025, our Audit Committee had not established pre-approval policies and procedures for the engagement of our principal accountant to render audit or non-audit services. However, in accordance with Section 10A(i) of the Exchange Act, our Audit Committee, as a whole, approves the engagement of our principal accountant prior to the accountant rendering audit or non-audit services. Certain rules of the SEC provide that an auditor is not independent of an audit client if the services it provides to the client are not appropriately approved, subject, however, to a de minimis exception contained in the SEC rules. The Audit Committee pre-approved all services provided by HL&B in 2025 and the de minimis exception was not used. 44

Report of the Audit Committee The primary function of the Audit Committee of Natural Gas Services Group, Inc. is oversight of the Company’s financial reporting process, public financial reports, internal accounting and financial controls, and the independent audit of the annual consolidated financial statements. The Audit Committee acts under a charter, which can be found on the Company’s website at www.ngsgi.com. The adequacy of the charter is reviewed at least annually. The Chairman and all members of the Audit Committee are independent directors within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual. The Audit Committee met six times in 2025. In these meetings, as discussed in more detail below, it had extensive reports and discussions with the independent auditors, the internal auditor, internal accounting professionals, and members of management. In performing its oversight function, the Committee reviewed and discussed the audited consolidated financial statements with management and Ham Langston & Brezina LLP (“HL&B”), the Company’s independent auditors. Management indicated, and HL&B’s audit opinion stated, that the Company’s consolidated financial statements were fairly stated in accordance with accounting principles generally accepted in the United States. The Committee discussed significant accounting policies applied by the Company in its financial statements, as well as alternative treatments. It also discussed with HL&B matters covered by Public Company Accounting Oversight Board (“PCAOB”) standards, including PCAOB AS 1301-- Communication with Audit Committees. In addition, the Audit Committee reviewed and discussed management’s report on internal control over financial reporting. The Audit Committee also discussed with HL&B its independence from the Company and management, including the communications HL&B is required to provide under applicable PCAOB rules. The Audit Committee considered any non-audit services provided or proposed by HL&B to the Company, and concluded that the auditors’ independence has been maintained. In the year ended December 31, 2025 and up until the filing of this Proxy Statement, HL&B provided federal and state income tax preparation services. Other than these tax services HL&B has not provided any material non-audit services to the Company. The Audit Committee discussed with the Company’s internal accounting professionals and HL&B the overall scope and plans for the audit and met periodically with HL&B, both with and without management present. Discussions included the results of their reviews and examination, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee met with the Company’s management to discuss the comprehensive risk management and compliance processes of the Company, and reviewed other topics of interest. Based on the reviews and discussions referred to above, in reliance on management and the opinion HL&B included in its report on the financial statements, and subject to the limitations of its role described below, the Audit Committee recommended to the Board, and the Board approved, the inclusion of the audited financial statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, for filing with the SEC. In carrying out its responsibilities, the Audit Committee looks to management and the independent auditors. Management is responsible for the preparation and fair presentation of the Company’s financial statements and for maintaining effective internal control. Management is also responsible for assessing and maintaining the effectiveness of internal control over the financial reporting process in compliance with Sarbanes-Oxley Section 404 requirements. The independent auditors are responsible for auditing the Company’s annual financial statements, and expressing an opinion as to whether the statements are fairly stated, in all material respects, in conformity with accounting principles generally accepted in the United States. The independent auditors perform their responsibilities in accordance with the standards of the PCAOB. Audit Committee members are not professionally engaged in the practice of accounting or auditing, and are not experts under the Securities Act of 1933 in either of those fields or in auditor independence. The Audit Committee, along with the other members of the Board, management, and the Company’s internal accounting professionals annually evaluates HL&B’s qualifications, performance, and independence, including the performance of the lead audit partner, in deciding whether or not to retain HL&B. That evaluation includes consideration of: (1) HL&B’s quality control; (2) all relationships between HL&B and the Company covered by the PCAOB; (3) HL&B’s expertise and experience in the oil and gas industry with specific attention to the oilfield services and compression sectors; and (4) the quality of HL&B’s audit plans. The Audit Committee believes that HL&B’s role as the Company’s independent registered public accounting firm is appropriate given their experience and expertise with middle market public companies in the oilfield service industry and their knowledge of the Company’s business, as well as the effectiveness of their audit plans. Based on the Audit Committee’s evaluation of HL&B’s qualifications, performance, and independence, as well as regular meetings with the lead partner, the Audit Committee believes that the continued retention of HL&B as the Company’s independent registered public accounting firm is in the best interest of the Company and its shareholders. Respectfully submitted by the Audit Committee, Georganne Hodges, Chairperson Nigel J. Jenvey J. Anthony Gallegos, Jr. 45

PROPOSAL 4 - APPROVE THE REDOMESTICATION OF THE COMPANY FROM COLORADO TO TEXAS BY CONVERSION Why you should vote FOR this proposal • The Texas Redomestication is the most efficient method for the Company to eliminate the Company’s current classified board structure and provide for an annual election of directors, as well as implement other provisions to strengthen the rights of shareholders. • The Company remains committed to protecting the rights of shareholders and the Company is not adopting any elective provisions of the Texas corporate statute that could be viewed as weakening shareholder rights as compared to Colorado law in connection with the Texas Redomestication. • The Company has been headquartered and maintained its executive offices in Texas since 1998, and the vast majority of the Company’s operations are based in Texas. • Texas offers a supportive business environment and has passed legislation and regulations meant to aid economic growth and strengthen shareholder value. Board Recommendation The Board of Directors recommends that the shareholders vote “FOR” the redomestication of the Company from Colorado to Texas by conversion as more fully described in this Proposal 4. The Board has determined that the redomestication is in the best interests of the Company and its shareholders. Required Vote Approval of this Proposal 4 requires a majority of the outstanding shares of Common Stock voting “FOR” the Proposal. Abstentions and broker non-votes will have the effect of voting against this Proposal. Background and Analysis of Proposal The Board of Directors of the Company unanimously approved and recommends that our shareholders approve the conversion of the Company from a corporation organized under the laws of the State of Colorado (the “Colorado Corporation”) to a corporation organized under the laws of the State of Texas (the “Texas Corporation”), as more fully described in this Proposal. The proposed redomestication of the Colorado Corporation to a Texas Corporation described in this Proposal 4 is referred to herein as the “Texas Redomestication.” The Board’s primary rationale for the proposed Texas Redomestication, as addressed more fully in the section below entitled “Reasons for the Texas Redomestication,” is to adopt new governing documents that are in- line with the Company’s values and more friendly to shareholders, including eliminating the current classified board structure and eliminating obstacles to removing directors for cause. These provisions which the Company desires to change are contained in the Company’s original Articles of Incorporation filed December 17, 1998 and its bylaws (as amended to date, the “Colorado Bylaws”); however, these legacy governing documents require a high supermajority shareholder vote to amend these provisions. Accordingly, the Board determined that the best way to protect shareholder interests was to redomesticate to Texas, where the legal framework allows the Board to adopt the shareholder friendly provisions it desires into its new governing documents, and remove the previously mentioned high supermajority shareholder vote requirements for amendments. The proposed Texas Charter, attached as Annex B, and the proposed Texas Bylaws, substantially in the form attached as Annex C, to this Proxy Statement, reflect the Board’s rationale for the Texas Redomestication. Principal Terms of the Texas Redomestication The Texas Redomestication, if approved by our shareholders, will be effected through a conversion pursuant to Section 7-90-201 of the Colorado Revised Statute of the State of Colorado, as amended (the “CRS”), and Title 1, Chapter 10, Subchapter C of the Texas Business Organizations Code, as amended (the “TBOC”), as set forth in the plan of conversion (the “Plan of Conversion”), included as Annex A to this Proxy Statement. 46

Through the adoption of the Plan of Conversion, upon the effectuation of the Texas Redomestication: • The Company will continue in existence as a Texas corporation and will continue to operate its business under the current name “Natural Gas Services Group, Inc.” • The internal affairs of the Company will cease to be governed by Colorado law and will instead be governed by Texas law. See “Effects of the Texas Redomestication—Comparison of Shareholder Rights under Colorado and Texas Law” below. • The Company will cease to be governed by the Company’s articles of incorporation (as amended to date, the “Colorado Charter”) and the Colorado Bylaws and will instead be governed by the proposed Texas certificate of formation (the “Texas Charter”) attached as Annex B and the proposed Texas bylaws (the “Texas Bylaws”) substantially in the form attached as Annex C, to this Proxy Statement. See “Effects of the Texas Redomestication—Certain Differences Between the Colorado Charter and Bylaws and the Texas Charter and Bylaws” below. • The Texas Redomestication will not result in any change in the Company’s business, management, obligations, assets or liabilities (other than as a result of the transaction costs related to the Texas Redomestication). • Each outstanding share of our common stock, par value $0.01, of the Colorado Corporation (the “Colorado Common Stock”) will be automatically converted into one outstanding share of common stock, par value $0.01, of the Texas Corporation (the “Texas Common Stock”), pursuant to the Plan of Conversion. • Shareholders of the Company will not be required to exchange their existing stock certificates for new share certificates. • Each outstanding option, warrant, restricted stock unit or other right to receive, purchase or acquire shares of Colorado Common Stock, as applicable, will continue in existence in the form of and will automatically become an option, warrant, restricted stock unit or other right to receive, purchase or acquire an equal number of shares of Texas Common Stock, as applicable, under the same terms and conditions. • The Texas Common Stock resulting from the conversion will continue to be traded on the NYSE under the current symbol “NGS.” The Texas Redomestication is not expected to cause any interruption in the trading of the Colorado Common Stock. The Board intends for the Texas Redomestication to become effective promptly after shareholder approval and anticipates that this will be late second quarter or early third quarter of 2026 (the date and time of effectiveness herein referred to as the “Texas Redomestication Effective Time”). The Texas Redomestication may be delayed by the Board of Directors, or the Plan of Conversion may be terminated and abandoned by action of the Board, at any time prior to the Texas Redomestication Effective Time, if the Board determines for any reason that such delay or abandonment would be in the best interests of the Company and its shareholders. In addition, the Company may face legal challenges to the Texas Redomestication, including, among others, shareholder challenges under Colorado law, seeking to delay or prevent the Texas Redomestication. Background of the Texas Redomestication The Company was incorporated in Colorado on December 17, 1998 and has remained a Colorado corporate entity. Its formation documents, including its original Articles of Incorporation and its original bylaws, included the aforementioned provisions. Although the Articles and bylaws have both been amended over the years, none of these amendments addressed the aforementioned provisions. In 2023, in response to shareholder demands, including concerns about governance, the Company added two new directors. In subsequent years, three additional new directors joined the Board. Following an informed review, the Board determined that it was in the best interest of the Company and its shareholders to amend certain provisions in its governing documents, including most importantly elimination of the classified board. However, given terms of the original Articles of Incorporation and the Colorado Bylaws, the affirmative vote of the holders of at least 80% of the votes entitled to be cast in the election of directors must approve the desired amendments. The Board considered various options for achieving the objectives sought by both the Board and the Company’s shareholders. One of the options considered was redomestication and the institution of new governing documents. The Board considered various states for a potential redomestication, and after investigation, deliberation, and counsel from outside advisors, identified Texas as the best option for the new domicile of the Company through a potential redomestication. The Board engaged legal counsel to prepare the Plan of Conversion and new governing documents. 47

The Board ultimately determined that the Texas Redomestication is advisable and in the best interests of our shareholders and approved the Plan of Conversion. As described below, the Board believes that there are several important reasons that the Texas Redomestication is in the best interests of the Company and its shareholders. Recommendation and Approval of the Board of Directors In March 2026, following (i) in depth work with its legal advisors, Gibson Dunn & Crutcher, LLP (“Gibson Dunn”), (ii) several meetings of the Nominating and Governance Committee and the Board, at which each conducted thorough discussions and evaluations of the proposed Texas Redomestication, (iii) the review and consideration of various factors and considerations deemed relevant by Board, including those described under “Reasons for the Texas Redomestication” below, (iv) the investigation and consideration of the benefits and risks of the Texas Redomestication, (vi) receipt of, and the opportunity to review and consider, the draft proxy statement to be distributed to the Company’s shareholders, the Texas Charter, the Texas Bylaws, and the Plan of Conversion, and (vii) the opportunity to ask questions of management and Gibson Dunn, the Board determined that the Plan of Conversion effecting the Texas Redomestication is advisable and in the best interest of the Company and its shareholders and unanimously approved the Texas Redomestication. Reasons for the Texas Redomestication Improved Corporate Governance Through its thorough investigation and review of its legal options, the Board recognized that the Texas Redomestication is the best option available to remove the previously mentioned provisions that currently exist in its Colorado Charter and Colorado Bylaws and adopt a governance framework that is in the best interests of shareholders. The redomestication would allow the Company to institute new governing documents which would eliminate the provisions that exist in the Colorado Charter and the Colorado Bylaws and institute more shareholder friendly provisions, such as providing shareholders the right to call special meetings and the right of shareholders to remove directors with or without cause. The Board recognized that the redomestication to Texas is the most direct, effective, and easiest manner to declassify the board of directors of the Company. The Colorado Bylaws and the Colorado Charter prohibit any attempt to declassify the Board through an amendment or repeal of such applicable provision in the Colorado Bylaws or the Colorado Charter unless such proposed amendment or repeal is approved by 80% of the votes of the shareholders entitled to be cast thereon. The new governing documents recommended by the Board do not provide for a classified board, so that after the Plan of Conversion becomes effective, the Board will no longer be classified and annual election of all directors will commence with the 2027 annual shareholder meeting. The Board recognized that the redomestication also provides the Company with the opportunity to remove heightened restrictions that are currently in place regarding the removal of directors. The Colorado Bylaws provide that directors of the Company may only be removed for cause, at any special meeting of shareholders by the affirmative vote of at least 80% of the votes entitled to be cast by each voting group entitled to vote thereon at such meeting. The Board has determined not to incorporate such provision in its proposed Texas Bylaws and instead to provide that directors may be removed with or without cause by a majority vote of the shareholders who are entitled to vote at a meeting for the election of directors. The Board recognized there are differences in the rights and powers of boards of directors and shareholders under Texas and Colorado corporate laws. For example, the CRS allows for a company to eliminate the right of shareholders to act by written consent, whereas the TBOC provides that such right is statutory and may not be eliminated by a company’s governing documents. Further, as discussed below, voting standards for approval of certain corporate actions vary under the TBOC and the CRS. The Board is electing not to opt into TBOC provisions that could limit shareholder rights The Board recognized the TBOC, as with the CRS and corporate laws of other states, includes certain permissive provisions that corporations may, but are not required, to opt into. The Board has elected not to opt into or incorporate those elective corporate governance provisions under the TBOC which, in the Board’s judgment, could be used to limit shareholders’ rights. For example, in the context of shareholders’ ability to submit proposals for consideration at annual meetings of shareholders, the Board determined to defer to the existing provisions established under Exchange Act Rule 14a-8, which allows, subject to certain limits, shareholders to include proposals that are appropriate under state corporate law in the Company’s proxy materials. The Board therefore determined that it is not appropriate for the Texas Corporation to adopt the provisions of the TBOC that place heightened ownership and procedural conditions on shareholders’ ability to introduce appropriate proposals at a meeting of shareholders. Notably, no provision of the CRS limits a corporation’s ability to adopt eligibility and procedural restrictions on shareholder proposals. Accordingly, the Board believes that the existence of a provision under the TBOC authorizing, but not mandating, such restrictions does not represent a meaningful 48 distinction between Colorado and Texas corporate law. Similarly, the Board has determined not to establish an ownership threshold that would apply to any shareholder seeking to institute a derivative proceeding in the right of the corporation, even though the TBOC permits a corporation to establish a required ownership threshold of up to three percent of the outstanding shares of the corporation in its certificate of formation or bylaws. The Board’s main rationale for the redomestication stems from (i) the ability to institute these corporate governance considerations discussed above, (ii) allowing the Company to institute more shareholder-friendly provisions in the proposed Texas Charter and proposed Texas Bylaws, and (iii) responding to the shareholder demands that the Company received in 2023 related to the current governance practices and governing documents, all in the most efficient manner. Texas is the Company’s Home Our corporate headquarters have been located in Texas since 1998. We have no executive offices outside of Texas. While we were incorporated in Colorado in 1998 because we operated as a holding company after acquiring entities formed under Colorado law, we have minimal substantive connections to Colorado. The Board believes there is value in consolidating our legal and physical locations where legislators, judges and juries that might make decisions that impact the Company and may be more familiar with its business and operations. Redomesticating to Texas further builds on the Company’s relationships with local communities and the Texas State government, both of which have a genuine understanding of the Company’s business and are keenly aware of the benefits our industry affords Texas and its citizens in the form of reliable, affordable energy products, jobs, tax revenue and century-old community engagement and support. In addition, the Texas Redomestication would better align the Company’s legal home with the location where a meaningful amount of its business is conducted. In this respect, the Company is not unique. Other companies have pursued redomestication in order to better align their legal and physical homes, including Microsoft, which redomiciled to Washington from Delaware, stating that Washington was “the location of the [c]ompany’s world headquarters and the location of its primary research and development efforts.” Similarly, Tesla redomiciled from Delaware to Texas, noting that following a relocation of its corporate headquarters from California to Austin in 2021, Texas was home to its executive management, corporate headquarters, and manufacturing, operations and engineering employees. Texas Provides the Company and its Shareholders with a Supportive Business Environment Texas is one of the largest economies in the world, and the Board believes it offers our business a common-sense regulatory environment that fosters innovation, job creation and economic growth. Texas has a vested interest in ensuring our industry is able to continue playing a vital role in supporting global economic growth. Texas has also lowered regulatory burdens and passed business-aligned legislation in recent years. The Texas Redomestication is expected to further allow the Company to benefit from this supportive business environment, including Texas’ business statute, the Texas Business Court described below (the “Texas Business Court”) and Texas’ favorable tax and regulatory environment. Among other factors, the Board considered Texas’ statute-oriented approach to corporate law, including the 2025 amendments to the Texas Business Organizations Code (discussed in more detail below), which codify standards of conduct for directors and officers with the goal of providing stability and certainty in corporate decision-making. In addition, the Board considered Texas’ action in 2024 establishing the Texas Business Court, a court system specifically designed to address and expeditiously resolve corporate law matters. The Board expects that the Company and its shareholders will benefit from codified standards of conduct for its directors and officers, a specialized, efficient, and predictable forum for resolving disputes and lower overall regulatory burdens. The Board believes that Texas offers substantial advantages through potential litigation cost reductions, operational efficiencies and alignment with the Company’s growth-oriented business model, which such factors collectively position Texas as a more cost- effective domicile and one that our Board believes will improve our ability to enhance shareholder value in a competitive landscape. In addition, the Texas Redomestication is expected to yield tax savings. May Reduce Risk of Opportunistic and Frivolous Litigation The Texas Redomestication may reduce the risk of future opportunistic and frivolous litigation against the Company and its directors and officers. Texas has implemented certain limitations for bringing a derivative proceeding against a Texas corporation, including (i) applying the business judgment rule to a decision of an independent board committee involving transactions with controlling shareholders, directors or officers, (ii) allowing public companies to adopt an ownership percentage in their certificate of formation or bylaws that shareholders must meet to initiate a claim and (iii) requiring shareholders to make a formal written demand on the corporation prior to bringing a derivative claim. 49

Under the TBOC, a shareholder must hold at least 5% of the outstanding shares of a Texas corporation or have been a holder of shares for at least six months in order to be eligible to make an inspection demand. A publicly traded Texas corporation may also deny inspection demands from shareholders with ongoing or expected litigation involving the corporation or derivative proceedings involving the shareholders or its affiliates. In addition, the TBOC provides that the resolution of a civil lawsuit initiated by a shareholder on behalf of a corporation (commonly referred to as a “derivative proceeding”) that results only in additional or amended disclosures being made to shareholders, regardless of materiality, is not an appropriate basis for awarding plaintiff attorneys’ fees. The Board believes redomestication may thus benefit the Company and its shareholders to the extent management is not spending time on, and the Company is not incurring costs in connection with, frivolous and opportunistic litigation or threats of litigation. The Board believes that Texas Redomestication may help the Company attract and retain qualified management and directors by reducing the risk of opportunistic and frivolous lawsuits. A Redomestication in Texas May Enhance the Company’s Ability to Attract Qualified Directors and Officers The Board also considered that the increasing frequency and cost of claims directed towards directors and officers of corporations has expanded the risk facing directors and officers of public companies in exercising their duties. Although both Colorado and Texas law afford some protections to directors and officers in the form of exculpation from potential liability for money damages for certain acts in their capacities as directors and officers, Texas law affords potentially greater protections. For example, the CRS only permits a corporation to exculpate directors not officers of the corporation. By contrast, Texas law permits a broader exclusion of individual liability of officers, allowing officers to be exculpated to the same extent as directors. The Board believes that Texas Redomestication may help the Company attract and retain qualified management and directors by reducing the risk of opportunistic and frivolous lawsuits. Certain Risks Associated with the Texas Redomestication Although the Board believes that the Texas Redomestication is in the best interests of the Company and its shareholders, there can be no assurance that the Texas Redomestication will result in all or any of the benefits described in this Proxy Statement, including the benefits of or resulting from incorporation in Texas or the application of Texas law to the internal affairs of the Company. Nevertheless, the Board, as guided by outside counsel and experts, believes a sufficient number of benefits will inure to the Company that Texas Redomestication is advisable. Texas Will Be the Sole and Exclusive Forum for Certain Types of Actions and Proceedings The Texas Bylaws provide that, to the fullest extent permitted by law, the Texas Business Court in the First Division of the Texas Business Court will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Texas Corporation; (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director, shareholder, officer or other employee of the Texas Corporation to the Texas Corporation or Texas Corporation’s shareholders; (iii) any action asserting a claim against the Texas Corporation or any current or former director, officer or other employee of the Company arising pursuant to any provision of the TBOC, the Texas Charter or Texas Bylaws (as each may be amended from time to time); (iv) any action asserting an “internal entity claim” (as defined in Section 2.115 of the TBOC) or (vi) any other action or proceeding in which the Texas Business Court has jurisdiction. This exclusive forum provision does not apply to claims as to which the Texas Business Court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), claims that are vested in the exclusive jurisdiction of a court or forum other than the Texas Business Court, or claims for which the Texas Business Court does not have subject matter jurisdiction. In addition, the Texas Bylaws provide that the federal district courts of the United States shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”). Transaction Costs and Potential Litigation We have incurred and will incur certain costs in connection with the Texas Redomestication, including certain filing fees and legal and other transaction costs. We believe a majority of these costs have already been incurred or will be incurred in connection with the delivery of this Proxy Statement to shareholders regardless of whether the Texas Redomestication is ultimately completed, except for any litigation related expenses that may arise, which we cannot predict. Many of the expenses that will be incurred and other potential transaction costs 50 are difficult to accurately estimate at the present time, and additional unanticipated costs may be incurred in connection with the Texas Redomestication. It is also possible that the Texas Redomestication, regardless of merit, results in litigation related to the Texas Redomestication, with additional expense, distraction and time of the Company and management to address such litigation. Further, if a court determines that any such litigation has merit, we may be required to pay substantial monetary damages or attorneys’ fees. Effects of the Texas Redomestication The Texas Redomestication will effect a change in the legal domicile of the Company and other changes, the most significant of which are described below. Following the Texas Redomestication, the Company will be governed by the TBOC instead of the CRS, and the Company will be governed by the Texas Charter and Texas Bylaws. The Colorado Charter and the Colorado Bylaws will no longer be applicable following completion of the Texas Redomestication. The summaries below do not purport to be complete and are subject to, and qualified in their entirety by reference to, the TBOC, the Texas Charter, the Texas Bylaws, the CRS, the Colorado Charter and Colorado Bylaws, which you should carefully read, together with this entire document and the other referenced documents for a more complete understanding of the differences between being a shareholder of the Colorado Corporation before the Texas Redomestication and being a shareholder of the Texas Corporation following the completion of the Texas Redomestication. Copies of the Texas Charter, the Texas Bylaws, the Colorado Charter, the Colorado Bylaws are included Annex B, Annex C, Annex D and Annex E, respectively, to this Proxy Statement. Certain Differences Between the Colorado Charter and Bylaws and the Texas Charter and Bylaws The Texas Charter and Texas Bylaws differ in many respects from the Colorado Charter and Colorado Bylaws. The differences between the rights of shareholders of the Colorado Corporation under the Colorado Charter and Colorado Bylaws and their rights as shareholders of the Texas Corporation immediately after the Texas Redomestication under the Texas Charter and Texas Bylaws are summarized below.           Provision   Colorado   Texas With Respect to the Board of Directors     Director Vacancies  The Colorado Bylaws provides that any vacancy on the board of directors may be filled by the affirmative vote of a majority of the shareholders or the board of directors. If the directors remaining in office constitute fewer than a quorum of the board of directors, the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.  The proposed Texas Bylaws provides that, except as otherwise provided by the TBOC and subject to the rights of the holders of any one or more series of preferred stock of the Texas Corporation then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the board of directors of the Texas Corporation shall be filled by a majority vote of the directors then in office even if the remaining directors constitute less than a quorum of the board of directors or filled by election at an annual or special meeting of shareholders called for that purpose. Director Elections  The Colorado Bylaws provides that each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present; provided that if the number of director nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors.  The proposed Texas Charter provides that directors of the Texas corporation are elected by a majority vote of the shareholders present in person or represented by proxy at the meeting with quorum present and entitled to vote thereon. 51

Director Vote The Colorado Bylaws provide that an act of the board is adopted if approved by a majority of the board of directors at a meeting at which quorum is present, provided that, a director of the corporation who is present at a meeting of the board of directors or committee of the board of directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless (i) the director objects at the beginning of the meeting, or promptly upon his later arrival, to the holding of the meeting or the transaction of business at the meeting and does not thereafter vote for or assent to any action taken at the meeting, (ii) the director contemporaneously requests that his dissent or abstention as to any specific action taken be entered in the minutes of the meeting, or (iii) the director causes written notice of his dissent or abstention as to any specific action to be received by the presiding officer of the meeting before its adjournment or by the Colorado Corporation promptly after the adjournment of the meeting. The proposed Texas Bylaws require an affirmative vote of the majority of directors at a meeting at which quorum is present for the act to be approved by the board of directors. Number of Directors The Colorado Bylaws provide that the number of directors may be determined from time to time by either (1) a resolution adopted by at least 80% of the votes of cast by shareholders entitled to vote thereon or (2) a unanimous consent of the board of directors of the Colorado Corporation. The proposed Texas Bylaws provides that the number of directors on the board of directors shall be determined exclusively by a resolution of the board of directors of the Texas Corporation. Classified Board The Colorado Charter provides that the board of the Colorado Corporation is divided into three (3) groups. The terms of office of directors of the first group are to expire at the first annual meeting of shareholders after their election, the terms of office of the second group are to expire at the second annual meeting after their election, and the terms of office of the third group are to expire at the third annual meeting after their election. Thereafter, each director shall serve for a term ending on the date of the third annual meeting of shareholders following the annual meeting at which such director was elected. In addition, the Colorado Bylaws provides that the Bylaw provision setting out a classified board may not be amended or repealed without the affirmative vote of the holders of at least 80% of the votes entitled to be cast in the election of directors.  The proposed Texas Bylaws and proposed Texas Charter do not provide for a classified board instead the proposed Texas Charter provides for annual elections of board of the Texas Corporation. 52

Director Removal  The Colorado Charter provides any director or the entire Board of Directors may be removed from office, at any time, but only for cause, at any special meeting of shareholders by the affirmative vote of at least 80% of the votes entitled to be cast by each voting group entitled to vote thereon at such meeting.  The proposed Texas Bylaws provide any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the voting power of the shares then entitled to vote at an election of directors in line with Texas law. Board of Director Committees  The Colorado Bylaws provide that no committee of directors shall have the power or authority to (i) authorize distributions, (ii) approve or propose to shareholders actions or proposals required by the CRS to be approved by shareholders, (iii) fill vacancies on the board of directors or any committee thereof, (iv) amend the Colorado Charter, (v) adopt, amend or repeal the Colorado Bylaws, (vi) approve a plan of merger not requiring shareholder approval, (vii) authorize or approve the reacquisition of shares unless pursuant to a formula or method prescribed by the board of directors, or (viii) authorize or approve the issuance or sale of shares, or contract for the sale of shares or determine the designations and relative rights, preferences and limitations of a class or series of shares, except that the board of directors may authorize a committee or officer to do so within limits specifically prescribed by the Board.  The proposed Texas Bylaws provide that no committee of directors shall have the power or authority to: (1)  amend the certificate of formation, except to: (A) establish a series of shares; (B) increase or decrease the number of shares in a series; or (C) eliminate a series of shares established by the board of directors; (2) propose a reduction of stated capital; (3)  approve a plan of merger, share exchange, or conversion of the corporation; (4)  recommend to shareholders the sale, lease, or exchange of all or substantially all of the property and assets of the corporation not made in the usual and regular course of its business; (5)  recommend to the shareholders a voluntary winding up and termination or a revocation of a voluntary winding up and termination; (6)  amend, alter, or repeal the bylaws or adopt new bylaws; (7) fill vacancies on the board of directors; (8)  fill vacancies on or designate alternate members of a committee of the board of directors; (9)  fill a vacancy to be filled because of an increase in the number of directors; (10)  elect or remove officers of the corporation or members or alternate members of a committee of the board of directors; (11) set the compensation of the members or alternate members of a committee of the board of directors; and (12) alter or repeal a resolution of the board of directors that states that it may not be amended or repealed by a committee of the board of directors. 53

Provision   Colorado   Texas With Respect to Shareholders     Amendment to Bylaws The Colorado Bylaws provide that the provisions relating to director removal, the classified Board, indemnification of certain persons, and amendments of the Colorado Bylaws may not be amended or repealed by the board of directors and that these provisions also may not be amended or repealed by shareholders of the corporation unless the proposed amendment or repeal receives 80% of the votes of the shareholders entitled to be cast thereon. All other provisions of the Colorado Bylaws are subject to the default which provides that such amendment is approved if the votes cast within the voting group favoring the action exceed the votes cast within the voting group opposing the action. The proposed Texas Charter provides that the proposed Texas Bylaws may be amended by (i) the affirmative vote of a majority of the board of directors where quorum is present or (ii) the affirmative vote of a majority of the voting power of the outstanding capital stock of the Company entitled to vote thereon, voting together as a single class. However, any amendment by the shareholders to Article V (Indemnification) of the Texas Bylaws requires the approval of 66 2/3% of the voting power of the outstanding capital stock of the company entitled to vote thereon. Amendment to Charter Under the CRS, subject to limited exceptions, an amendment to the Colorado Charter must be approved by (i) the board of directors and (ii) the shareholders of the Colorado Corporation, such action will be approved if the votes cast within the voting group favoring the action exceed the votes cast within the voting group opposing the action, unless the Colorado Charter provides for a greater or additional vote. The Colorado Corporation provides that certain provisions such as the classification of the board of directors may not be amended unless such amendment receives an affirmative vote of the holders of at least 80% of the votes entitled to be cast in the election of directors. Under the TBOC, subject to limited exceptions, an amendment to the certificate of formation requires the approval of (i) the board of directors and (ii) the holders of at least two-thirds of the outstanding shares of the Texas Corporation entitled to vote thereon, unless a different threshold, not less than a majority of the outstanding shares entitled to vote thereon, is specified in the certificate of formation. The proposed Texas Charter provides that the certificate of formation requires the affirmative vote of affirmative vote of the holders of a majority of the total voting power represented by the outstanding capital stock of the Company entitled to vote thereon. Shareholder Vote for Fundamental Business Transactions  Under the CRS, certain matters subject to a shareholder vote, including certain business transactions, including, without limitation, mergers and sales of substantially all assets, must be approved by each voting group entitled to vote separately on the plan by a majority of all the votes entitled to be cast on the plan by that voting group, unless the Colorado Charter or the Colorado Bylaws specifies a higher voting threshold. The Colorado Charter and the Colorado Bylaws do not expressly increase the voting threshold on such business transactions, so the default voting standard applies.  Under the TBOC, certain matters subject to a shareholder vote, including a “fundamental business transaction” (as defined in Section 1.002 of the TBOC) such as mergers and sales of substantially all assets, require a default vote of at least two-thirds of the outstanding shares in each class or series of shares entitled to vote thereon, unless the charter specifies a lower voting threshold. Accordingly, the proposed Texas Charter contains provisions setting the voting standard at an affirmative vote of the holders of a majority of the total voting power represented by the outstanding capital stock of the Texas Corporation entitled to vote thereon unless a different standard is specified in the TBOC, proposed Texas Charter or proposed Texas Bylaws. 54

Action By Written Consent  The Colorado Charter prohibits shareholder action by written consent.  Under the TBOC, shareholders are required to have the option to act by unanimous written consent in lieu of a meeting. The proposed Texas Charter provides that any action required by the TBOC to be taken at any annual or special meeting of shareholders of the Company, or any action which may be taken at any annual or special meeting of such shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock representing sixty-five percent (65%) of the outstanding capital stock of the Company entitled to vote thereon. Calling of Special Meetings of Shareholders  The Colorado Bylaws provide that unless otherwise prescribed by statute, special meetings of the shareholders may be called for any purpose by the chairman of the Board, by the president, by the secretary, by any one director or by the Board. The president shall call a special meeting of the shareholders if the Colorado Corporation receives one or more written demands for the meeting, stating the purpose or purposes for which it is to be held, signed and dated by holders of shares representing at least ten percent of all the votes entitled to be cast on any issue proposed to be considered at the meeting.  The proposed Texas Charter provides that a special meeting of the shareholders may be called by board, the chairperson of the board, the Chief Executive Office, the president or the holders of not less than 20% of the Company’s then outstanding capital stock entitled to vote at such special meeting. Under the TBOC, a special meeting of shareholders may be called by holders of the percentage of shares specified in the certificate of formation, not to exceed 50% of the shares entitled to vote or, if no percentage is specified, at least 10% of all of the shares of the Texas Corporation entitled to vote at the proposed special meeting. Cumulative Voting The Colorado Charter is silent on cumulative voting and under Colorado law cumulative voting in the election of directors is allowed by shareholders unless expressly prohibited in the Colorado Charter. The proposed Texas Charter does not allow for cumulative voting in the election of directors. Cancel, Postpone or Reschedule Special Meetings of Shareholders  The Colorado Bylaws are silent on the board’s ability to cancel, postpone or reschedule meetings.  The proposed Texas Bylaws provide that, to the extent permitted by the TBOC, the Board of the Texas Corporation may postpone or reschedule any previously scheduled meeting of shareholders at any time, before or after the notice for such meeting has been given to the shareholders. Under the TBOC, the Board may not cancel a special meeting of shareholders called by shareholders. 55

Indemnification  The Colorado Corporation will indemnify any “Proper Person” which is defined in the Colorado Bylaws as any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal, by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary or agent of any foreign or domestic profit or nonprofit corporation or of any partnership, joint venture, trust, profit or nonprofit unincorporated association, limited liability company, or other enterprise or employee benefit plan. The Colorado Corporation will indemnify, to the maximum extent permitted by law in effect from time to time, any person who is or was a director, officer, agent, fiduciary or employee of the Colorado Corporation against any claim, liability or expense arising against or incurred by such person made party to a proceeding because such person is or was a director, officer, agent, fiduciary or employee of the corporation or because such person is or was serving another entity as a director, officer, partner, trustee, employee, fiduciary or agent at the corporation's request. The Colorado Corporation shall further have the authority to the maximum extent permitted by law to purchase and maintain insurance providing such indemnification. The Colorado Corporation will indemnify against reasonably incurred expenses (including attorneys’ fees), judgments, penalties, fines (including any excise tax assessed with respect to an employee benefit plan) and amounts paid in settlement reasonably incurred by him in connection with such action, suit or proceeding if it is determined by Board of the Colorado Corporation that he conducted himself in good faith and that he reasonably believed (i) in the case of conduct in his official capacity with the corporation, that his conduct was in the corporation’s best interests, or (ii) in all other cases (except criminal cases), that his conduct was at least not opposed to the Colorado Corporation’s best interests, or (iii) in the case of any criminal proceeding, that he had no reasonable cause to believe his conduct was unlawful. A Proper Person will be deemed to be acting in his official capacity while acting as a director, officer, employee or agent on behalf of this corporation and not while acting on this corporation’s behalf for some other entity.  The Texas Corporation will indemnify, to the fullest extent permitted by law or the TBOC, any director or officer for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any proceeding, including any action by or in right of the Texas Corporation, by reason of any services undertaken by such person on behalf of the Texas Corporation or that person’s status as a director or officer of the Texas Corporation; provided that, in the case of any action by or in right of the Texas Corporation, no indemnification shall be made if such person is found liable to the Texas Corporation unless and only to the extent that the court in which such action was brought deems indemnification fair and reasonable in light such finding of liability. The Texas Corporation has the power to indemnify its employees or other agents to the extent not prohibited by the TBOC. See “Comparison of Shareholder Rights under Colorado and Texas Law—Indemnification” below. 56

Advancement of Expenses  The Colorado Bylaws provide that reasonable expenses (including attorneys’ fees) incurred in defending an action, suit or proceeding as described in the Colorado Bylaws may be paid by the Colorado Corporation to any Proper Person in advance of the final disposition of such action, suit or proceeding upon receipt of (i) a written affirmation of such Proper Person’s good faith belief that he has met the standards of conduct prescribed by the Colorado Bylaws, (ii) a written undertaking, executed personally or on the Proper Person’s behalf, to repay such advances if it is ultimately determined that he did not meet the prescribed standards of conduct (the undertaking shall be an unlimited general obligation of the Proper Person but need not be secured and may be accepted without reference to financial ability to make repayment), and (iii) a determination is made by the proper group that the facts as then known to the group would not preclude indemnification.  The proposed Texas Bylaws provide that reasonable expenses incurred by an officer or director of the Texas Corporation in defending any proceeding will be paid in advance the Texas Corporation upon receipt of a written request (together with documentation evidencing such expenses and any documentation as may be required by the TBOC) and an undertaking by or on behalf of the person to repay such amounts if it is ultimately determined that the person is not entitled to indemnification under the proposed Texas Bylaws or the TBOC. Under the TBOC, before a corporation can advance expenses incurred by a director or officer in defending a proceeding, a director or officer is also required to provide a written affirmation attesting in good faith to such director’s or officer’s compliance with the standard of conduct necessary for indemnification, which requirement is included in the proposed Texas Bylaws. See “—Comparison of Shareholder Rights under Colorado and Texas Law— Advancement of Expenses.” Notice to Shareholders  The Colorado Bylaws do not contain similar provisions to the proposed Texas Bylaws.  The proposed Texas Bylaws, consistent with the TBOC, provide that notice of a shareholder meeting regarding a “fundamental business transaction” (as defined in Section 1.002 of the TBOC) must be given to each shareholder of the Texas Corporation not later than 21 days prior to such meeting, regardless of whether the shareholder is entitled to vote on the matter, in accordance with of the TBOC. Exclusive Forum  The Colorado Bylaws and Colorado Charter do not provide for an exclusive forum. The proposed Texas Bylaws provide that, unless the Texas Corporation consents to an alternative forum, the Texas Business Court in the First Division shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Texas Corporation; (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director, shareholder, officer or other employee of the Texas Corporation to the Texas Corporation or Texas Corporation’s shareholders; (iii) any action asserting a claim against the Texas Corporation or any current or former director, officer or other employee of the Company arising pursuant to any provision of the TBOC, the proposed Texas Charter or proposed Texas Bylaws (as each may be amended from time to time); and (iv) any action asserting an “internal entity claim” (as defined in Section 2.115 of the TBOC) or (vi) any other action or proceeding in which the Texas Business Court has jurisdiction. 57

Jury Trial Waiver  Neither the Colorado Charter nor the Colorado Bylaws includes a mandatory waiver of the right to a jury trial.  The proposed Texas Bylaws provide that, unless the Texas Corporation consents to a jury trial, each shareholder, director and officer of the Texas Corporation irrevocably and unconditionally waive any right to a trial by jury in any legal action, proceeding, cause of action, counterclaim, cross-claim or third- party claim arising out of “internal entity claim” (as defined in Section 2.115 of the TBOC) and to the fullest extent permitted by applicable law, any other legal action, proceeding, cause of action, counterclaim, cross-claim or third-party claim within the scope of the exclusive forum provision. Comparison of Shareholder Rights under Colorado and Texas Law The rights of our shareholders are currently governed by the CRS, the Colorado Charter and the Colorado Bylaws. Following completion of the Texas Redomestication, the rights of the Company’s shareholders will be governed by the TBOC, the Texas Charter and the Texas Bylaws. The statutory corporate laws of Texas, as governed by the TBOC, are similar in many respects to those of Colorado, as governed by the CRS. However, there are certain differences that may affect your rights as a shareholder of the Company, as well as the corporate governance of the Company. The following are brief summaries of material differences between the current rights of shareholders of the Colorado Corporation under the CRS and the rights of shareholders of the Texas Corporation following completion of the Texas Redomestication under the TBOC. This section does not provide a complete description of all differences among such rights, nor does it include a complete description of such rights. Increasing or Decreasing Authorized Capital Stock Under Colorado and Texas law, shareholders must approve an increase or decrease in the number of authorized shares in accordance with the provisions of the applicable statutes. Under the TBOC, once stock has been issued, the board cannot unilaterally increase or decrease the amount of authorized capital stock without shareholder approval, except the TBOC allows forward or reverse stock splits without the need for shareholder approval, so long as (i) the corporation only has one class of stock outstanding and such class is not divided into series and (ii) the primary purpose of such forward or reverse split is to maintain listing eligibility on a national securities exchange. The Texas Charter states that an affirmative vote of the holders of a majority of the total voting power represented by the outstanding capital stock voting together as a single class are required for any increase or decrease in shares of capital stock. The Colorado Charter is silent on the vote required to increase authorized shares, however, under the CRS, the number of authorized shares can be increased by amending the articles of incorporation. The Colorado Charter is silent on the vote required to amend, however, under the CRS, amendments to the articles of incorporation require approval by a majority of the votes entitled to be cast on the matter as a default. Classified Board of Directors The CRS permits any Colorado corporation to classify its board of directors into as many as three classes with staggered terms of office, under a staggered board the shareholders elect only one class of directors each year and the directors in each class are elected to a term of two or three years. Similarly, the TBOC permits any Texas corporation to classify its board of directors into two or three classes, with each group containing the same or a similar number of directors as each other class and staggered terms of office. The Colorado Charter provides for a board of directors classified into three classes and the Texas Charter does not provide for a classified board, but instead provides for annual elections of directors for the board of directors of the Texas Corporation. Cumulative Voting Cumulative voting for directors entitles each shareholder to cast a number of votes that is equal to the number of voting shares held by such shareholder, multiplied by the number of directors to be elected, and to cast all such votes for one nominee or distribute such votes among up to as many candidates as there are positions to be filled. Cumulative voting may enable a minority shareholder or group of shareholders to elect at least one 58 representative to the board of directors where such shareholders would not be able to elect any directors without cumulative voting. Under the CRS, shareholders have the right to cumulative voting in the election of directors unless otherwise stated in the articles of incorporation. The TBOC permits any Texas corporation to provide in its certificate of formation the right to cumulative voting in the election of directors if certain procedures are followed. The Colorado Charter and the proposed Texas Charter both do not allow for cumulative voting in the election of directors. Vacancies Under the CRS, unless otherwise provided in the articles of incorporation, if a vacancy occurs on a board of directors, including a vacancy resulting from an increase in the number of directors: (i) the shareholders may fill the vacancy; (ii) the board of directors may fill the vacancy; or (iii) if the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. Under the CRS, if the vacancy was held by a director elected by a specific class of shareholders then such vacancy may be filled in accordance with the following: (i) if one or more of the remaining directors were elected by the same voting group, only such directors are entitled to vote to fill the vacancy if it is filled by directors, and they may do so by the affirmative vote of a majority of such directors remaining in office or (ii) by the shareholders of that class that elected the director who are entitled to vote. Under the TBOC, except as provided below with respect to class voting, vacancies may be filled by the affirmative vote of the majority of the remaining directors, even if less than a quorum, or by the election at an annual or special meeting of shareholders called for that purpose. The term of a director elected to fill a vacancy occurring in the board of directors is the unexpired term of the director’s predecessor in office. Under the TBOC, except as provided below with respect to class voting, a directorship filled because of an increase in the number of directors may be filled by the shareholders or by the board of directors for a term of office continuing only until the next election of one or more directors by the shareholders. Under the TBOC, the board of directors may not fill more than two such directorships during the period between any two successive annual meetings of shareholders. Unless otherwise authorized by a Texas corporation’s certificate of formation, vacancies on the board of directors, including those resulting from any increase in the authorized number of directors, that the certificate of formation entitles the holders of a class or series of shares or group of classes or series of shares to elect may be filled only: (1) by the affirmative vote of the majority of the directors then in office elected by the class, series, or group; (2) by the sole remaining director elected in that manner; or (3) by the affirmative vote of the holders of the outstanding shares of the class, series, or group. Any director so appointed will hold office for the remainder of the term of the director no longer on the board. Removal of Directors Under the CRS, unless otherwise stated in the articles of incorporation, directors may be removed, with or without cause, if the number of votes cast in favor of removal exceeds the number of votes cast against removal unless the corporation has cumulative voting. The TBOC provides that in the absence of a provision for removal in the certificate of formation or bylaws, a director may be removed from office, with or without cause, by the persons entitled to elect, designate, or appoint the director. If the director was elected to office, removal requires an affirmative vote equal to the majority of shareholders entitled to vote at an election of the director or directors. Fiduciary Duties and Business Judgment Texas, like most jurisdictions, requires that directors and officers of Texas corporations exercise their powers in good faith and with a view to the interests of the corporation. In Texas, fiduciary duties are generally developed by case law. Directors and officers owe fiduciary duties of loyalty, care and obedience (i.e. duty to follow the law) to the corporation. A director can rely (unless the director knows reliance is unwarranted) in good faith and with ordinary care on information, opinions, reports, including financial statements and other financial data, concerning a domestic entity or another person prepared or presented by: officers, employees, legal counsel, certified public accountants, investment bankers, a person reasonably believed to have professional expertise in the matter and board members of a committee of which the director is not a member. 59

Texas has codified the business judgment rule, providing statutory protection of corporate directors and officers from liability for decisions made in good faith and with due care, provided they are not self-dealing and do not involve fraud. The statute imposes pleading requirements on those seeking to challenge actions taken by management, it mandates that no cause of action may be brought against such a corporation’s directors or officers based on any alleged act or omission unless the claimant proves that the act or omission constituted a breach of the person’s fiduciary duties involving fraud, intentional misconduct, an ultra vires act, or a knowing violation of law. It further requires that the claimant plead with particularity the circumstances constituting the fraud, intentional misconduct, ultra vires act, or knowing violation of law. In addition, all directors and officers are entitled to a presumption that their actions or omissions on behalf of the corporation were made in good faith, on an informed basis, in furtherance of the interests of the corporation, and in obedience to the law and the corporation’s governing documents. Colorado requires that directors and officers of Colorado corporations exercise their powers in good faith, with care and in a manner the director or officer reasonably believes to be in the best interests of the corporation. A director or officer may rely (unless the director or officer knows reliance is unwarranted) on information, opinions, reports, or statements by: officers, employees, legal counsel, accountants, or other persons retained by the corporation as to matter involving expertise or skills the director or officer reasonably believes are within such person’s professional or expert competence, and board members of a committee of which the director is not a member. Under Colorado law, a director or officer of a corporation, in the performance of duties in that capacity, do not have any fiduciary duty to any creditor of the corporation arising only from the status as a creditor. Colorado has codified the business judgment rule, providing statutory protection of corporate directors from liability for decisions made in good faith and with due care, and in a manner the director or officer reasonably believes to be in the best interests of the corporation. The CRS provides that the burden of establishing a director’s liability is on the person asserting liability. Under the CRS, a director will be liable to the corporation and its shareholders for monetary damages for the challenged act, omission or decision of the director (a) that was not in good faith, (b) was one that the director did not rationally believe to be in the best interests of the corporation, (c) was one to which the director was at least grossly negligent, (d) was one to which the director failed to make appropriate inquiry, (e) was one that resulted from a sustained or systematic failure by the director to exercise oversight of the business and affairs of the corporation, (f) was a breach of the director’s duty of loyalty, or (g) resulted from approval of an unlawful distribution. Jurisdiction of Disputes The TBOC provides that the certificate of formation or bylaws of a Texas corporation, consistent with state and federal jurisdictional requirements, may provide that any “internal entity claim” (generally defined as a claim of any nature, including a derivative claim in the right of the corporation, that is based on, arises from, or relates to the internal affairs of the corporation) must be brought only in a court in Texas and that one or more courts in Texas having jurisdiction must serve as the exclusive forum and venue for any internal entity claims. The TBOC does not address exclusive forum provisions in the certificate of formation or bylaws that are applicable to claims other than internal entity claims. The CRS provides that the articles of incorporation or the bylaws of a Colorado corporation may require that any or all “internal corporate claims” (as defined under the CRS), must be brought exclusively in any Colorado specified court and, if so specified, in any additional courts in Colorado or in any other jurisdiction with which the corporation has a reasonable relationship, assuming such court has the requisite personal and subject-matter jurisdiction. Flexibility for Decisions, Including Takeovers Texas law emphasizes that directors must act in good faith, with due care, and in the best interests of the corporation and its shareholders and the duty to maximize shareholder value in change of control situations is not among the fiduciary duties expressly required under Texas case law. The CRS provides that directors shall discharge their duties in good faith, with care and in a manner the director reasonably believes to be in the best interests of the corporation. Considerations by Directors Permitted by Statute Under the CRS, directors of Colorado corporations do not have any express statutory authority to consider constituencies beyond shareholders when discharging their fiduciary duties. Under the TBOC, in discharging the duties of a director and in considering the best interests of the corporation, a director is entitled to consider the long-term and short-term interests of the corporation and the shareholders of the corporation, including the possibility that those interests may be best served by the continued independence of the corporation. 60

In discharging the duties of a director or officer under the TBOC or otherwise, a director or officer of a corporation is entitled to consider any social purpose specified in the corporation’s certificate of formation. In addition, the TBOC provides that nothing prohibits or limits a director or officer of a corporation that does not have a social purpose specified as a purpose in the corporation’s certificate of formation from considering, approving, or taking an action that promotes or has the effect of promoting a social, charitable, or environmental purpose. Limitation on Personal Liability of Directors and Officers The TBOC and the CRS each, by way of statutory provisions or permitted provisions in corporate charter documents, eliminates or limits the personal liability of directors and officers to the corporation or its shareholders for monetary damages for breach of a director’s fiduciary duty, subject to the differences discussed below. The CRS permits corporations to adopt charter provisions exculpating directors from monetary liability to the corporation and its shareholders for breaches of the directors’ duty of care, but the statute precludes liability limitation for: (i) any unjust financial benefit received by a director; (ii) an intentional infliction of harm on the corporation or the shareholders; (iii) an unlawful shareholder distribution; and (iv) an intentional violation of criminal law. In addition, the CRS provides that directors and officers are not personally liable for any injury arising out of a tort committed by an employee unless the director or officer either were either (i) personally involved or (ii) committed a criminal offense. Under the TBOC, a corporation is permitted to provide that a director or officer is not liable, or is liable only to the extent provided by the certificate of formation, to the corporation or its shareholders for monetary damages for an act or omission by the person in the person’s capacity as a director or officer, respectively. The TBOC does not, however, permit any limitation of the liability of a director or officer for: (i) a breach of the duty of loyalty to the corporation or its shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of the person to the corporation or involves intentional misconduct or a knowing violation of law; (iii) a transaction from which the director or officer obtains an improper benefit, regardless of whether the benefit resulted from an action taken within the scope of the person’s duties; or (iv) an act or omission for which the liability of a director or officer is expressly provided by an applicable statute (such as wrongful distributions). As discussed above, under the statutory business judgment rule protection, the TBOC also provides that for a publicly traded corporation, corporations and their shareholders would not have a cause of action against a director or officer of the corporation a result of any act or failure to act, unless: (i) the presumption of the business judgment rule is rebutted; (ii) the director’s or officer’s act or failure to act constituted a breach of a fiduciary duty; and (iii) such breach involved fraud, intentional misconduct, an ultra vires act, or a knowing violation of law. The Colorado Charter and the Texas Charter provide for exculpation of directors and officers to the fullest extent permitted by the CRS and the TBOC, respectively. Indemnification The TBOC and the CRS each have statutory mechanisms that permit corporations to indemnify directors, officers, employees and agents in similar circumstances, subject to the differences discussed below. The CRS’s statutory indemnification mechanisms permit a corporation to indemnify directors, officers, employees, fiduciaries and agents for attorneys’ fees and other expenses, judgments and amounts paid in settlement that the person actually and reasonably incurred in connection with the action, suit or proceeding. The person seeking indemnity may recover under these statutory provisions as long as they acted in good faith and in a manner the person reasonably believed was in or not opposed to the best interests of the corporation, and in the case of a criminal proceeding, that such person had no reasonable cause to believe their conduct was unlawful. In addition, unless limited by the articles of incorporation, the CRS’s statutory indemnification mechanisms require a corporation to indemnify its directors and officers for reasonable expenses incurred in defending against any proceeding for which they may be indemnified if they have been wholly successful on the merits. In addition, unless otherwise provided in the articles of incorporation, a director or officer who is party to a proceeding may apply to the court conducting the proceeding or another court of competent jurisdiction for indemnification and the court may order indemnification if (i) it determines that the director or officer is entitled to mandatory indemnification under the CRS, (ii) it determines that the director or officer is entitled to mandatory indemnification provided for by the corporation’s articles of incorporation or bylaws or any agreement provides for mandatory indemnification or (iii) it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances. 61

Under the TBOC, a corporation is required to indemnify a director, former director or delegate against reasonable expenses actually incurred by the person in connection with a proceeding in which the person is a respondent because the person is or was a director or delegate if the person is wholly successful, on the merits or otherwise, in the defense of the proceeding. Under the TBOC, a court may order a corporation to indemnify a director, former director or delegate to the extent the court determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances. Under the TBOC, a corporation is permitted to indemnify a director, former director or delegate who was, is, or is threatened to be made a respondent in a proceeding, against judgments and against expenses (other than a judgment) reasonably and actually incurred by the person in connection with a proceeding if the person: (i) acted in good faith; (ii) reasonably believed, in the case of conduct in the person’s official capacity, that the person’s conduct was in the corporation’s best interests, and in any other case, that the person’s conduct was not opposed to the corporation’s best interests; and (iii) in the case of a criminal proceeding, did not have a reasonable cause to believe the person’s conduct was unlawful. If, however, the person is found liable to the corporation, or is found liable on the basis that he or she received an improper personal benefit, then indemnification under the TBOC is limited to the reimbursement of reasonable expenses actually incurred in connection with the proceeding, and which excludes a judgment, a penalty, a fine, and an excise or similar tax, including an excise tax assessed against the person with respect to an employee benefit plan. Furthermore, no indemnification will be available if the person is found liable for: (i) willful or intentional misconduct in the performance of the person’s duty to the corporation; (ii) breach of the person’s duty of loyalty owed to the corporation; or (iii) an act or omission not committed in good faith that constitutes a breach of a duty owed by the person to the corporation. A corporation may indemnify or advance expenses to a person who is not a director, including an officer, employee or agent, as provided by: (a) the corporation’s governing documents; (b) general or specific action of the corporation’s board of directors; (c) resolution of the shareholders; (d) contract; or (e) common law. Advancement of Expenses The CRS and TBOC have substantially similar provisions regarding advancement of expenses by a corporation of its officers, directors, employees and agents. The CRS provides that expenses incurred by a director, officer, employee, fiduciary or agent of a corporation in defending any proceeding may be paid by the corporation in advance of the final disposition of such proceeding. The advances may be made only upon the corporation’s receipt of a (i) written affirmation of the such party’s good faith belief that (x) they have as met the relevant standard of conduct described under the CRS or (y) the proceeding involves conduct for which liability has been eliminated under a provision in the articles of incorporation as authorized under the CRS and (ii) undertaking by or on behalf of the director, officer, employee, fiduciary or agent to repay the amount if it is ultimately determined that the director or officer is not entitled to mandatory indemnification by the corporation as authorized under the CRS and has not met the relevant standard of conduct described in the CRS. A Colorado corporation has the discretion to decide whether or not to advance such defense expenses, unless its articles of incorporation or bylaws or any agreement provides for mandatory advancement. In addition, unless otherwise provided in the articles of incorporation, a party to a proceeding may apply to the court conducting the proceeding or another court for of competent jurisdiction for advancement of expenses and the court may order advancement of expenses if (i) it determines that the party is entitled to mandatory indemnification under the CRS, (ii) it determines that the party is entitled to mandatory advancement provided for by the corporation’s articles of incorporation or bylaws or any agreement provides or (iii) it determines that the party is fairly and reasonably entitled to an advance of expenses in view of all the relevant circumstances. Under the TBOC, a corporation may pay or reimburse reasonable expenses incurred by a present director or delegate who was, is, or is threatened to be made a respondent in a proceeding in advance of the final disposition of the proceeding without making the determinations required for permissive indemnification after the corporation receives: (i) a written affirmation by the person of the person’s good faith belief that the person has met the standard of conduct necessary for indemnification; and (ii) a written undertaking by or on behalf of the person to repay the amount paid or reimbursed if the final determination is that the person has not met that standard or that indemnification is prohibited by the TBOC. Similar to Colorado, such advancement of expenses would be discretionary unless the certificate of formation, the bylaws or an agreement made by the corporation requires the corporation to pay such expenses upon receipt of such an undertaking. 62

Director Compensation The CRS provides that, unless otherwise provided for in the bylaws, the board of directors may fix the compensation of directors, but it does not otherwise address the establishment of director compensation or the fairness of director compensation. The TBOC allows compensation to directors in a reasonable amount to the director for the services provided. The Board after the Texas Redomestication will establish the compensation of its directors, as it did before the Texas Redomestication. Action By Written Consent of Directors Both the CRS and TBOC provide that, unless the articles of incorporation or certificate of formation or the bylaws provide otherwise, any action required or permitted to be taken at a meeting of the directors or a committee thereof may be taken without a meeting if all members of the board or committee, as the case may be, consent to the action in writing. Neither the Colorado Charter or Colorado Bylaws, nor the Texas Charter or Texas Bylaws, limits the type or nature of a board or committee action taken by written consent. Actions By Written Consent of Shareholders Under the CRS, unless the articles of incorporation provides otherwise, any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if (i) all the shareholders entitled to vote thereon consent in writing or (2) if expressly provided for in the articles of incorporation, the holders of outstanding stock, having at least the minimum number of votes that would be necessary to authorize or take the action at a meeting of shareholders, consent to the action in writing. Under the TBOC, any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if (i) all holders of outstanding shares of stock, or (ii) if authorized in the certificate of formation, the holders of outstanding shares of stock having at least the minimum number of votes that would be necessary to authorize or take the action at a meeting of shareholders, consent to the action in writing. Both the CRS and the TBOC require a corporation to give notice of the taking of corporate action without a meeting by less than unanimous written consent to those shareholders who did not consent in writing. The CRS also permits a corporation to restrict or prohibit shareholder action by written consent in lieu of a meeting of shareholders by including such restriction or prohibition in its articles of incorporation or bylaws. The TBOC requires that shareholders have the right to act by written consent; however, such written consent can be limited to requiring unanimous written consent of the shareholders to act in lieu of a meeting. Dividends and Distributions Colorado law is similar to Texas law with respect to dividend payments. Unless further restricted in the articles of incorporation, the CRS permits a corporation to declare and pay dividends unless (i) the corporation would be unable to pay its debts as they become due in the usual course of business, or (ii) the corporation's total assets would be less than the sum of its total liabilities plus (unless otherwise provided by the articles of incorporation) the amount needed, if the corporation were then dissolved, to satisfy any preferential dissolution rights. Under the TBOC, a distribution is defined as a transfer of cash or other property (except a corporation’s own shares or rights to acquire its shares or a split-up or division of the issued shares of a class of a corporation into a larger number of shares within the same class that does not increase the stated capital of the corporation), or an issuance of debt, by a corporation to its shareholders in the form of: (i) a dividend on any class or series of a corporation’s outstanding shares; (ii) a purchase or redemption, directly or indirectly, of its shares; or (iii) a payment in liquidation of all or a portion of its assets. Under the TBOC, a corporation may not make a distribution if such distribution violates its certificate of formation, if the corporation’s surplus is less than the amount of the corporation’s stated capital (as determined by the TBOC) or, unless a corporation is in receivership or the distribution is made in connection with the winding up and termination of the corporation, if it either renders the corporation unable to pay its debts as they become due in the course of its business or affairs, or exceeds, depending on the type of distribution, either the net assets or the surplus of the corporation, or, subject to certain exceptions, if the distribution will be made to shareholders of another class or series. The TBOC and CRS are similar with respect to liability for unlawful distributions. The CRS provides that directors that did not comply with the standard of conduct required under the CRS who authorized an unlawful dividend or stock repurchase are liable for the amount of the distribution that exceeds what could have been 63 distributed. By contrast, the TBOC provides that directors consenting to a prohibited distribution are jointly and severally liable only for the amount of the distribution exceeding the permitted amount. Stock Redemption and Repurchase Under the CRS, a corporation may acquire its own shares. In addition, a Colorado corporation may not acquire its own shares if doing so would render the corporation insolvent in the sense that its liabilities exceed its assets or it could not pay its debts as they come due. As noted above, under the TBOC, the purchase or redemption by a corporation of its shares constitutes a distribution. Accordingly, the discussion above relating to distributions is applicable to stock redemptions and repurchases. Restrictions on Business Combinations Colorado law does not restrict certain business combinations as provided for in Texas law. Texas law provides certain protections to shareholders in connection with certain business combinations. These protections can be found in TBOC 21.606. Under the TBOC, a Texas “issuing public corporation” is generally prohibited from, directly or indirectly, entering into (i) mergers, share exchanges or conversions with an affiliated shareholder or other entity that after such transaction would be an affiliate or associate of an affiliated shareholder, and certain other entities, (ii) sales, leases, exchanges, mortgages, pledges, transfers or other dispositions of assets having an aggregate market value of 10% or more of (a) the aggregate market value of the consolidated assets of such corporation, (b) the aggregate market value of the outstanding voting stock of such corporation or (c) the earning power or net income of such corporation on a consolidated basis, (iii) certain transactions that would result in the issuance or transfer of shares of such corporation to an affiliated shareholder or an affiliate or associate, (iv) liquidation or dissolution plans or proposals with an affiliated shareholder or an associate or an affiliate of an associate of an affiliated shareholder, (v) certain transactions, including reclassifications of securities or other share distributions or recapitalizations, that have the effect, directly or indirectly, of increasing the proportionate ownership percentage of the outstanding shares of a class or series of voting shares or securities convertible into voting shares of the issuing public corporation that is beneficially owned by the affiliated shareholder or an affiliate or associate of the affiliated shareholder, except as a result of immaterial changes due to fractional share adjustments or (vi) loans, advances, guarantees, pledges, or other financial assistance or a tax credit or other tax advantages the recipient of which is an affiliated shareholder or an affiliate or associate of an affiliated shareholder, in each case, with an “affiliated shareholder” or any affiliate or associate of the “affiliated shareholder” for a period of three years after the date the shareholder obtained “affiliated shareholder” status. “Affiliated shareholder” is generally broadly defined as a person who beneficially owns (or has owned within the preceding three-year period) 20% or more of the outstanding voting stock of an issuing public corporation. “Issuing public corporation” means a Texas corporation that has: (i) 100 or more shareholders of record as shown by the share transfer records of the corporation; (ii) a class or series of the corporation’s voting shares registered under the Exchange Act; or (iii) a class or series of the corporation’s voting shares qualified for trading on a national securities exchange. The TBOC provides an exception to this prohibition if: (i) the board of directors of the corporation approves the transaction or the acquisition of shares by the affiliated shareholder prior to the affiliated shareholder becoming an affiliated shareholder; or (ii) the holders of at least two-thirds of the outstanding voting shares not beneficially owned by the affiliated shareholder or an affiliate or associate of the affiliated shareholder approve the transaction at a meeting held no earlier than six months after the shareholder acquires such ownership. The TBOC expressly provides that the foregoing shareholder approval may not be by written consent. Corporations are entitled to opt out of the business combination provisions of the TBOC. The Texas Corporation will opt out of the business combination provisions of TBOC 21.606 under the Texas Charter. Shareholder Vote for Mergers, Asset Sales and Other Corporate Reorganizations Under the CRS, unless the articles of incorporation specifies a greater or additional vote, a merger of the corporation (with limited exceptions), share exchange, a sale, lease or exchange of all or substantially all of the assets of the corporation, a conversion of the corporation to another entity, a domestication of the corporation to a non-U.S. jurisdiction, or a dissolution of the corporation must be approved by each voting group entitled to vote separately on the plan by a majority of all the votes entitled to be cast on the plan by that voting group. The corporation’s board of directors must also approve such transaction. Under the TBOC, unless otherwise provided for in the TBOC or the certificate of formation of a corporation, shareholders holding at least two-thirds of the outstanding shares of a class entitled to vote on the 64 matter must typically approve fundamental business transactions such as: (1) a merger; (2) an interest exchange; (3) a conversion; or (4) a sale of all or substantially all of the corporation’s assets that is not made in the usual and regular course of the corporation’s business. The certificate of formation can provide for a different threshold of approval, but not less than a majority of the outstanding shares entitled to vote on the transaction. In Texas, the TBOC defines “a sale of all of substantially all of the assets” as the sale, lease, exchange, or other disposition, other than a pledge, mortgage, deed of trust, or trust indenture unless otherwise provided by the certificate of formation, of all or substantially all of the property and assets of a domestic corporation that is not made in the usual and regular course of the corporation’s business without regard to whether the disposition is made with the goodwill of the business, subject to certain exceptions, including a transaction that results in the corporation directly or indirectly continuing to engage in one or more activities or applying a portion of the consideration received in connection with the transaction to the conduct of an activity that the corporation engages in after the transaction. The CRS does not define the phrase “all or substantially all of the assets.” The CRS and TBOC have substantially similar provisions with respect to approval by shareholders of a surviving corporation in a merger meeting specified criteria. The CRS does not require a shareholder vote of a constituent corporation in a merger (unless the corporation provides otherwise in its articles of incorporation) if (i) the plan of merger does not amend the existing articles of incorporation except as allowed under the CRS, (ii) each shareholder of the surviving or acquiring corporation whose shares were outstanding immediately before the transaction will hold the same number of shares, with identical designations, preferences, limitations, and relative rights, immediately after the transaction, (iii) The number of shares entitled to vote in the election of directors (“Voting Shares”) outstanding immediately after the transaction, plus the number of Voting Shares issuable as a result of the transaction either by the conversion of securities issued pursuant to the transaction or by the exercise of rights and warrants issued pursuant to the transaction, will not exceed by more than twenty percent the total number of Voting Shares of the surviving or acquiring corporation outstanding immediately before the transaction and (iv) the number of shares entitled to participate in distributions (“Participating Shares”) outstanding immediately after the transaction, plus the number of Participating Shares issuable as a result of the transaction either by the conversion of securities issued pursuant to the transaction or by the exercise of rights and warrants issued pursuant to the transaction, will not exceed by more than twenty percent the total number of Participating Shares outstanding immediately before the transaction. The TBOC does not require a shareholder vote of the surviving corporation in a merger under substantially similar circumstances. Appraisal or Dissenter’s Rights In both jurisdictions, dissenting shareholders of a corporation engaged in certain major corporate transactions are entitled to appraisal rights. Appraisal or dissenter’s rights permit a shareholder to receive cash generally equal to the fair value of the shareholder’s shares (as determined by agreement of the parties or by a court) in lieu of the consideration such shareholder would otherwise receive in any such transaction. Under the CRS, generally a shareholder is entitled to appraisal rights and to obtain payment of the fair value of the shareholder's shares in the event of: (i) consummation of a plan of merger to which the corporation is a party if shareholder approval is required for the merger and the shareholder is entitled to vote on the merger, or if the corporation is a subsidiary that is merged with its parent; (ii) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan; (iii) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange; (iv) an amendment to the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares; (v) any other corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that shareholders are entitled to appraisal rights; (vi) consummation of a conversion of the corporation to nonprofit status or (vii) consummation of a conversion of the corporation to an unincorporated entity. However, the CRS provides that appraisal rights are not available to shareholders if such shares are (i) listed on a national securities exchange or (ii) held of record by more than two thousand shareholders. This exception does not apply, however, if the shareholders are required by the terms of the corporate action to accept for their shares anything other than: (a) cash; (b) shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation that, at the effective date of the corporate action, is listed on a national securities exchange or held of record by more than two thousand shareholders; or (c) any combination of cash and shares as described above. Under the TBOC, except for the limited classes of mergers, consolidations, sales and asset dispositions for which no shareholder approval is required under Texas law, shareholders of Texas corporations with voting rights have dissenters’ rights in the event of a merger, consolidation, interest exchange, conversion, sale, lease, 65 exchange or other disposition of all, or substantially all, the property and assets of the corporation. However, a shareholder of a Texas corporation has no dissenters’ rights with respect to any plan of merger or conversion in which there is a single surviving or new domestic or foreign corporation, or with respect to any plan of exchange, if: (i) the ownership interest, or a depository receipt in respect of the ownership interest, held by the owner is part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are, on the record date set for purposes of determining which owners are entitled to vote on the plan of merger, conversion, or exchange, as appropriate: (a) listed on a national securities exchange, or (b) held of record by at least 2,000 owners, (ii) the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner’s ownership interest any consideration that is different from the consideration to be provided to any other holder of an ownership interest of the same class or series as the ownership interest held by the owner, other than cash instead of fractional shares or interests the owner would otherwise be entitled to receive, and (iii) the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner’s ownership interest any consideration other than: (a) ownership interests, or depository receipts in respect of ownership interests, of another entity of the same general organizational type that, immediately after the effective date of the merger, conversion, or exchange, as appropriate, will be part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are: (i) listed on a national securities exchange or authorized for listing on the exchange on official notice of issuance, or (ii) held of record by at least 2,000 owners, (b) cash instead of fractional ownership interests the owner would otherwise be entitled to receive, or (c) any combination of the ownership interests and cash above. As with the Colorado Charter and the Colorado Bylaws, the Texas Charter and Texas Bylaws do not provide for dissenter’s rights in addition to those provided by the TBOC. The mechanics and timing procedures vary somewhat between Colorado and Texas, but both require technical compliance with specific notice and payment protocols. Special Meetings of Shareholders The CRS permits special meetings of shareholders to be called by the (i) board of directors, (ii) by any other person authorized in the articles of incorporation or bylaws to call a special shareholder meeting or (iii) shareholders holding 10% or more of the votes entitled to be cast on an issue may demand a special meeting. The TBOC permits special meetings of shareholders to be called (i) the president, the board of directors, or any other person authorized to call special meetings by the certificate of formation or bylaws of the corporation; or (ii) the holders of the percentage of shares specified in the certificate of formation, not to exceed 50% of the shares entitled to vote or, if no percentage is specified, at least 10% of all of the shares of the corporation entitled to vote at the proposed special meeting. Meetings Pursuant to Petition of Shareholders The CRS provides that a director or a shareholder of a corporation may apply to (i) the district court for the county in Colorado in which the street address of the corporation's principal office is located, (ii) if the corporation has no principal office in Colorado, the district court for the county in which the street address of its registered agent is located or (iii) if the corporation has no registered agent, by the district court for the city and county of Denver, to compel the corporation to hold an annual meeting for the election of directors if the corporation has failed to hold an annual meeting if an annual meeting was not held within the earlier of six months after the close of the corporation's most recently ended fiscal year or fifteen months after its last annual meeting. Under the TBOC, a shareholder who has previously submitted a written request to the corporation that an annual meeting be held may apply to the court in the county in which the principal executive office of the corporation is located may order a meeting to be held if the annual meeting is not held or written consent instead of the annual meeting is not executed within any 13-month period. Adjournment of Shareholder Meetings The CRS provides that a meeting of shareholders may be adjourned due to lack of quorum. The CRS provides that unless otherwise required by the bylaws, if an annual or special shareholders' meeting is adjourned to a different date, time, or place, a notice does not need to provide the new date, time, or place, if the new date, time, or place, is announced at the meeting before adjournment. Under the TBOC, unless the certificate of formation or bylaws provide otherwise, a meeting of shareholders may be adjourned due to lack of quorum until the time and to the place as may be determined by a vote of the holders of the majority of the shares who are present or represented by proxy at the meeting. The TBOC does not have a specific provision on the notice for an adjourned meeting or the business that may be 66 transacted at an adjourned meeting. Under the TBOC, the only business that may be conducted at a special meeting of the shareholders is business that is within the purpose or purposes described in the notice. Duration of Proxies The TBOC and the CRS provide that a proxy is effective only for a period of 11 months, unless otherwise provided in the proxy. Quorum and Voting The CRS provides that, subject to the provisions of the CRS requiring a vote for a specified action, and unless the articles of incorporation establish different quorum and voting requirements, a majority of the votes entitled to be cast on the matter constitutes a quorum, but in no event shall a quorum consist of less than one- third of the votes entitled to be cast on the matter. If the articles of incorporation are silent as to specific quorum and voting requirements: (a) a majority of the votes entitled to be cast on the matter constitutes a quorum; (b) in all matters other than the election of directors (and any other matter on which the CRS prescribes a minimum vote) where the votes cast within favoring the action exceed the votes cast opposing then such action such action will be the act of the shareholders; (c) directors shall be elected by a plurality of the votes of the shares present at the meeting and entitled to vote on the election of directors; and (d) where a separate vote by voting group is required, a majority in voting entitled to be cast of such voting group constitute a quorum entitled to take action with respect to that vote on that matter and, in all matters other than the election of directors, if the number of votes cast approving such matter exceed the number of votes cast against such matter then such action will be the act of the voting group. A bylaw amendment adopted by shareholders which specifies the votes that shall be necessary for the election of directors may not be further amended or repealed by the board. Under the TBOC, subject to the following sentence, the holders of the majority of the shares entitled to vote at a meeting of the shareholders of a Texas corporation that are present or represented by proxy at the meeting are a quorum for the consideration of a matter to be presented at that meeting. The certificate of formation of a corporation may provide that a quorum is present only if: (i) the holders of a specified portion of the shares that is greater than the majority of the shares entitled to vote are represented at the meeting in person or by proxy; or (ii) the holders of a specified portion of the shares that is less than the majority but not less than one- third of the shares entitled to vote are represented at the meeting in person or by proxy. The certificate of formation or bylaws of a corporation may provide that a director of a corporation shall be elected only if the director receives: (i) the vote of the holders of a specified portion, but not less than the majority, of the shares entitled to vote in the election of directors; (ii) the vote of the holders of a specified portion, but not less than the majority, of the shares entitled to vote in the election of directors and represented in person or by proxy at a meeting of shareholders at which a quorum is present; or (iii) the vote of the holders of a specified portion, but not less than the majority, of the votes cast by the holders of shares entitled to vote in the election of directors at a meeting of shareholders at which a quorum is present. If no standard is specified, directors of a corporation shall be elected by a plurality of the votes cast. Subject to the following sentence, with respect to a matter other than the election of directors or a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by the TBOC, the affirmative vote of the holders of the majority of the shares entitled to vote on, and who voted for, against, or expressly abstained with respect to, the matter at a shareholders’ meeting of a corporation at which a quorum is present is the act of the shareholders. With respect to a matter other than the election of directors or a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by the TBOC, the certificate of formation or bylaws of a corporation may provide that the act of the shareholders of the corporation is: (i) the affirmative vote of the holders of a specified portion, but not less than the majority, of the shares entitled to vote on that matter; (ii) the affirmative vote of the holders of a specified portion, but not less than the majority, of the shares entitled to vote on that matter and represented in person or by proxy at a shareholders’ meeting at which a quorum is present; (iii) the affirmative vote of the holders of a specified portion, but not less than the majority, of the shares entitled to vote on, and who voted for or against, the matter at a shareholders’ meeting at which a quorum is present; or (iv) the affirmative vote of the holders of a specified portion, but not less than the majority, of the shares entitled to vote on, and who voted for, against, or expressly abstained with respect to, the matter at a shareholders’ meeting at which a quorum is present. Bylaws Amendment Under the CRS, shareholders of a Colorado corporation entitled to vote have the right to amend, repeal or adopt the bylaws. Under the CRS, the board of directors may amend the bylaws unless the power is reserved to shareholders by the CRS, the corporation’s articles of incorporation or the bylaws. 67

Under the TBOC, the board of directors may amend, repeal or adopt a Texas corporation’s bylaws. However, the shareholders may amend, repeal or adopt bylaws even if the directors also have that power, unless the certificate of formation or a bylaw adopted by the shareholders provides otherwise, and a Texas corporation’s certificate of formation may wholly or partly reserve the power to amend, repeal or adopt bylaws exclusively to the shareholders. Similarly, the shareholders, in amending, repealing or adopting a particular bylaw, may expressly provide that the board of directors may not amend, readopt or repeal that bylaw. Charter Amendments Under the CRS, subject to limited exceptions, an amendment to the articles of incorporation must be approved by (i) the board of directors and (ii) the shareholders of the Colorado corporation, such action will be approved if the votes cast within the voting group favoring the action exceed the votes cast within the voting group opposing the action, unless the articles of incorporation provides for a greater or additional vote. However, the CRS permits corporations to provide in their articles of incorporation that no separate vote of the holders of a class shall be required to authorize an amendment, subject to certain exceptions where the class would be adversely impacted, and that such action will be approved if the votes cast favoring the action exceed the votes cast opposing the action. In addition, unless otherwise expressly required by the articles of incorporation no meeting or vote of shareholders is required to adopt an amendment that (i) deletes the statement of the names and addresses of the incorporators or of the initial directors, (ii) deletes the statement of the registered agent name and registered agent address of the initial registered agent, (iii) deletes the statement of the principal office address of the initial principal office, (iv) deletes the statement of the names and addresses of any or all of the individuals named in the articles of incorporation who are listed as individuals causing the articles of incorporation to be filed, (v) changes the name of the corporation by substituting the word “corporation”, “incorporated”, “company”, or “limited”, or an abbreviation of any thereof for a similar word or by adding, deleting or changing a geographical attribution, or (v) makes any other change expressly permitted by the CRS to be made without shareholder action. Under the TBOC, subject to limited exceptions, an amendment to the certificate of formation requires the approval of (i) the board of directors and (ii) the holders of at least two-thirds of the outstanding shares of the Texas corporation entitled to vote thereon, unless a different threshold, not less than a majority of the outstanding shares entitled to vote thereon, is specified in the certificate of formation. If a class or series of shares is entitled to vote as a class or series on an amendment to the certificate of formation, the affirmative vote of the holders of at least two-thirds (unless a different threshold, not less than a majority, is specified in the certificate of formation) of the outstanding shares in each such class or series of shares entitled to vote on the amendment as a class or series is also required to approve an amendment to the certificate of formation, although the TBOC allows corporations to provide in their certificate of formation that all shares vote as a single class for such an amendment. In addition, the TBOC allows corporations to provide in their certificate of formation that no separate class vote(s) shall be required to increase or decrease the aggregate number of authorized shares of a class, in which case a share increase/decrease amendment would instead be approved by the holders of a majority of all outstanding shares entitled to vote thereon, voting together as a single class. Pre-Suit Demand in Derivative Suits Under the CRS, in a derivative action brought by one or more shareholders or members to enforce a right of a corporation, the corporation having failed to enforce a right which may properly be asserted by it, the complaint must (1) be verified and must allege that the plaintiff was a shareholder or member at the time of the transaction of which he complains or that his share was owned by him by operation of law, (2) the complaint must also allege with particularity the efforts, if any, made by the plaintiff to obtain the action he desires from the directors and, if necessary, from the shareholders and (3) the reasons for his failure to obtain the action or for not making the effort. The derivative action may not be maintained if it appears that the plaintiff does not fairly and adequately represent the interests of the shareholders similarly situated in enforcing the right of the corporation. The action will not be dismissed or compromised without the approval of the court, and notice of the proposed dismissal or compromise must be given to shareholders in such manner as the court directs. Under the TBOC, the focus is on harm to the corporation rather than the Delaware standard of futility. A shareholder may not institute a derivative proceeding until the 91st day after the date a written demand is filed with the corporation stating with particularity the act, omission, or other matter that is the subject of the claim or challenge and requesting that the corporation take suitable action. The waiting period is not required or, if applicable, shall terminate if: (1) the shareholder has been notified that the demand has been rejected by the corporation; (2) the corporation is suffering irreparable injury; or (3) irreparable injury to the corporation would result by waiting for the expiration of the 90-day period. 68

Shareholder Inspection Rights Under the CRS, shareholders, upon providing a written notice at least five days prior to such demand, are entitled to inspect and copy certain records on a proper demand, on paper or electronically. A shareholder is entitled to a greater scope of corporate records (including excerpts of board meeting minutes and shareholder meeting minutes, accounting records, and the shareholders list) if (1) the shareholder has held at least 5% of all of the outstanding shares of any class of shares for at least three months as of the demand for inspection, (2) the demand is made in good faith and for a purpose reasonably related to the shareholder’s interest as a shareholder, (3) the shareholder describes the purpose and records sought with reasonable particularity and (4) the records are directly connected with the stated purpose. Under the TBOC, a shareholder may inspect a Texas corporation’s books and records during normal business hours upon written demand stating a proper purpose if such shareholder holds at least 5% of the outstanding shares of stock of the Texas corporation or has been a holder of shares for at least six months prior to such demand. If a Texas corporation refuses to allow a person to examine and make copies of account records, minutes, and share transfer records under the TBOC, the Texas corporation is liable to the shareholder for any cost or expense, including attorney’s fees, incurred in enforcing the shareholder’s rights under the TBOC to examine such materials. A Texas corporation may defend against an inspection action by establishing that the shareholder: (i) has sold or offered for sale, or has aided or abetted a person in procuring a list of shareholders or of holders of voting trust certificates for the purpose of selling, a list of shareholders or of holders of voting trust certificates for shares of the Texas corporation or any other corporation within the two years preceding the date the action is brought; (ii) has improperly used information obtained through prior examination of the books, account records, minutes, or share transfer records of the corporation or any other corporation; or (iii) was not acting in good faith or for a proper purpose in making the request. The TBOC (i) provides that emails, text messages, and social media information are not considered corporate records unless effectuating a corporate action and (ii) prohibits shareholders of a publicly traded corporation with pending derivative suits or litigation involving the corporation as an adversarial party from inspecting corporate records. Interested Party Transaction Approvals The CRS provides that an otherwise valid and enforceable contract or transaction between the corporation and a director of the corporation or the corporation and an entity in which the director is a director or officer, or the taking of a corporate opportunity by the director is not void or voidable and does not give rise to an award of damages in a proceeding by a shareholder or by or in the right of the corporation solely because it is a conflicting transaction or because the director is present or participates in the meeting of the board of directors if (a) the material facts as to the relationship or interest and as to the conflicting interest transaction are disclosed or known by (1) the corporation’s board of directors or a committee of the board of directors, and the board of directors or committee in good faith authorizes the contract or transaction by the approval of the majority of the disinterested directors or committee members, or (2) the shareholders entitled to vote on the conflicting interest transaction, and the conflicting interest transaction is specifically authorized, approved or ratified by a vote of the disinterested shareholders, or (b) the conflicting interest transaction is fair to the corporation. The TBOC provides that an otherwise valid and enforceable contract or transaction between a corporation and (i) one or more directors or officers of the corporation, or one or more affiliates or associates thereof, or (ii) an entity or other organization in which one or more directors or officers of the corporation, or one or more affiliates or associates thereof, is a “managerial official” or has a financial interest, is valid and enforceable, and is not void or voidable, notwithstanding such relationship or interest if any one of the following conditions is satisfied: (a) the material facts as to the applicable relationship or interest and as to the contract or transaction are disclosed to or known by: (1) the corporation’s board of directors or a committee of the board of directors, and the board of directors or committee in good faith authorizes the contract or transaction by the approval of the majority of the disinterested directors or committee members, regardless of whether the disinterested directors or committee members constitute a quorum, or (2) the shareholders entitled to vote on the authorization of the contract or transaction, and the contract or transaction is specifically approved in good faith by a vote of the shareholders, or (b) the contract or transaction is fair to the corporation when the contract or transaction is authorized, approved, or ratified by the board of directors, a committee of the board of directors, or the shareholders. The TBOC expressly provides that if at least one of the above conditions is satisfied, neither the publicly traded corporation nor any of the publicly traded corporation’s shareholders will have a cause of action against any its directors or officers for breach of duty with respect to the making, authorization, or performance of the contract or transaction because the person (i) had an applicable relationship or interest or (ii) was present at, participated in or voted at a meeting of the board of directors or of a committee of the board that 69 authorizes the contract or transaction; or signed, in the person’s capacity as a director or committee member, a unanimous written consent of the directors or committee members to authorize the contract or transaction. Judicial Certification of Committees and Panels Under the TBOC, a corporation’s board of directors may adopt resolutions that authorize the formation of a committee of independent and disinterested directors to review and approve transactions involving controlling shareholders, directors or officers or for the investigation of a derivative claim and petition a court to make a determination on the independence and disinterestedness of directors on the committee. Future challenges to independence or disinterestedness would require new facts. The CRS does not contain similar provisions. Business Opportunities The TBOC permits a corporation to renounce, in its certificate of formation or by action of the board of directors, any interest or expectancy to participate in specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or one or more of its officers, directors or shareholders. The CRS permits a corporation to limit or eliminate a duty of a director or any other person to offer the corporation the right to have or participate in any business opportunities, if prior to taking the business opportunity the director or any other person presents such opportunity to the board of directors. Stock Ownership Thresholds for Derivative Suits Under the CRS, subject to limited exceptions, a shareholder may not institute or maintain a derivative suit unless the plaintiff was a shareholder of the corporation at the time of the transaction of which such shareholder complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law, and the plaintiff maintains such ownership throughout the litigation. The CRS does not provide for a statutory threshold to be enacted in the corporation’s governing documents. Under the TBOC, a shareholder may not institute or maintain a derivative proceeding unless: (i) the shareholder was a shareholder of the corporation at the time of the transaction in question, or became a shareholder by operation of law originating from a person that was a shareholder at the time of the transaction in question; and (ii) the shareholder fairly and adequately represents the interests of the corporation in enforcing the right of the corporation. The TBOC allows corporations with shares of common stock listed on a national securities exchange and corporations with over 500 shareholders that have elected to be governed by Section 21.419 of the TBOC to adopt in their certificate of formation or bylaws an ownership threshold of up to 3% of outstanding shares that must be satisfied before a derivative claim may be initiated. As stated above, the Texas Bylaws recommended by the Board do not include any ownership threshold for derivative actions. Stock Ownership Thresholds for Shareholder Proposals The CRS does not expressly provide for the inclusion of provisions in the articles of incorporation or bylaws that require shareholders to hold a minimum number of shares of such corporation to submit a proposal on a matter to the shareholders of corporation for approval at a shareholder meeting. The TBOC permits a “nationally listed corporation” (as defined in the TBOC and described below), in its certificate of formation or its bylaws, to impose stock ownership requirements on shareholders to be eligible to submit a proposal on a matter (other than director nominations and procedural resolutions ancillary to the conduct of a shareholder meeting) to the shareholders of such corporation for approval at a shareholder meeting. If a corporation elects to be governed by the applicable provision of the TBOC, a shareholder or group of shareholders may submit a proposal on a matter for approval at a meeting of shareholders only if such shareholder or group of shareholders holds an amount of shares entitled to vote at such meeting equal to at least $1 million in market value or 3% of the total number of shares to vote at such meeting, has held such amount for a continuous period of at least six months before the date of the meeting, holds such amount throughout the meeting and solicits the holders of shares representing at least 67% of the voting power of shares entitled to vote on the proposal at the shareholder meeting. As stated above, the Texas Bylaws recommended by the Board do not include any ownership threshold for shareholder proposals. A corporation seeking to adopt an amendment imposing such stock ownership requirements for shareholder proposals must provide notice to shareholders of the proposed adoption in any proxy statement provided to shareholders preceding the amendment’s adoption and include in any proxy statement provided to shareholders specific information about the process by which a shareholder or group of shareholders may submit a proposal on a matter requiring shareholder approval, including information for how shareholders may contact other shareholders for the purpose of satisfying the ownership requirements under such amendment. 70

Under the TBOC, “nationally listed corporation” means a corporation with a class of equity securities registered under Section 12(b) of the Exchange Act, that is admitted to listing on a national securities exchange and either (i) has its principal office in the State of Texas or (ii) is admitted to listing on a stock exchange that (a) has its principal office in the State of Texas and (b) has received approval by the securities commissioner of the State of Texas. Independence of Corporate Statute The TBOC prohibits the plain meaning of the statutes under the TBOC from being supplanted, contravened, or modified by the laws or judicial decisions of any other jurisdiction. What Doesn’t Change After the Texas Redomestication? Following completion of the Texas Redomestication, in addition to being governed by the Texas Charter, Texas Bylaws and the TBOC, the Company will continue to exist in the form of a Texas corporation. By virtue of the Texas Redomestication, all the rights, privileges and powers of the Colorado Corporation, and all property, real, personal and mixed, and all debts due to the Colorado Corporation, as well as all other things and causes of action belonging to the Colorado Corporation, will remain vested in the Texas Corporation and will be the property of the Texas Corporation. In addition, all debts, liabilities and duties of the Colorado Corporation will remain attached to the Texas Corporation and may be enforced against the Texas Corporation. No Change in Business The Texas Redomestication will not result in any change in our business, management assets, liabilities or obligations (other than as a result of the transaction costs related to the Texas Redomestication). Similarly, our directors and officers immediately prior to the Texas Redomestication will continue to serve in the same capacity immediately following the completion of the Texas Redomestication. No Stock Exchange Listing, Securities Act or Exchange Act Consequences The Company will continue to be a publicly held company following completion of the Texas Redomestication, and the Texas Corporation Common Stock will continue to be listed on NYSE and traded under the symbol “NGS.” The Company will continue to file required periodic reports and other documents with the SEC. There is not expected to be any interruption in the trading of the Texas Corporation Common Stock as a result of the Texas Redomestication. The Company and its shareholders will be in the same respective positions under the federal securities laws after the Texas Redomestication as the Company and its shareholders were prior to the Texas Redomestication. No Exchange of Stock Certificates Required Shareholders will not have to exchange their existing stock certificates for new share certificates. No Material Accounting Implications Effecting the Texas Redomestication is not expected to have any material accounting implications for the Company. Certain Federal Income Tax Considerations The following discussion is a summary of certain U.S. federal income tax considerations to U.S. Holders (as defined below) of the Texas Redomestication. The discussion does not purport to be a complete analysis of all potential tax considerations. The considerations of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the Code, applicable Treasury regulations promulgated or proposed thereunder (“Treasury Regulations”), judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. The Company has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax considerations of the Texas Redomestication. This discussion is limited to a U.S. Holder that holds the Company stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations relevant to a U.S. Holder’s particular circumstances, including without limitation the effect of the Medicare contribution tax on net investment income, the alternative minimum tax, or 71 the special tax accounting rules under Section 451(b) of the Code. In addition, it does not address considerations relevant to U.S. Holders subject to special rules, such as: • U.S. expatriates and former citizens or long-term residents of the United States; • U.S. Holders whose functional currency is not the U.S. dollar; • persons holding the Company stock as part of a hedge, straddle or other risk-reduction strategy or as part of a conversion transaction or other integrated investment; • banks, insurance companies and other financial institutions; • real estate investment trusts or regulated investment companies; • brokers, dealers or traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in the Company stock; • tax-exempt organizations or governmental organizations; • persons deemed to sell the Company stock under the constructive sale provisions of the Code; • persons who hold or receive the Company stock pursuant to the exercise of any employee stock option or otherwise as compensation; • tax-qualified retirement plans; and • persons that own, or have owned, actually or constructively, more than 5% of the Company stock. If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds the Company stock, the tax treatment of a partner in such partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, a partnership holding Company stock and each partner in such partnership is urged to consult its tax advisor regarding the U.S. federal income tax considerations to it of the Texas Redomestication. For purpose of this discussion, a “U.S. Holder” is any beneficial owner of the Company stock that, for U.S. federal income tax purposes, is or is treated as any of the following: • an individual who is a citizen or resident of the United States; • a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia; • an estate, the income of which is subject to U.S. federal income tax regardless of its source; or • a trust that: (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code); or (ii) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes. This discussion is for informational purposes only and is not tax advice. Each investor is urged to consult its tax advisor with respect to the application of the U.S. federal income tax laws to its particular situation as well as any tax considerations of the Texas Redomestication arising under U.S. federal estate or gift tax laws, the laws of any state, local or non-U.S. taxing jurisdiction or any applicable income tax treaty. Tax Treatment The Texas Redomestication is intended to qualify as a “reorganization” for U.S. federal income tax purposes pursuant to Section 368(a)(1)(F) of the Code. As a result, a U.S. Holder generally should not recognize gain or loss upon the proposed Texas Redomestication. A U.S. Holder will have the same aggregate basis in its Texas Corporation stock after the Texas Redomestication as such U.S. Holder had in the corresponding Colorado Corporation stock immediately before the Texas Redomestication. A U.S. Holder’s holding period in the Texas Corporation stock immediately after the Texas Redomestication will include such U.S. Holder’s holding period in the corresponding Colorado Corporation stock immediately before the Texas Redomestication. Each U.S. Holder of shares of Company stock acquired on different dates and at different prices is urged to consult its tax advisor regarding the allocation of the tax basis and holding period of such shares. Tax Reporting Assuming the Texas Redomestication qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, each U.S. Holder that receives shares of common stock of the Texas Corporation in the Texas Redomestication is required to retain permanent records pertaining to the Texas Redomestication and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Each U.S. Holder who owned at least 5% (by vote or value) of the total outstanding stock of the Company or who owned securities in the Company stock with a basis of $1,000,000 or more is required to attach a statement to its tax returns for the year in which the Texas Redomestication is consummated that contains the information listed in Treasury Regulations 72

Section 1.368-3(b). Such statement must include the U.S. Holder’s tax basis in the holder’s Company stock and the fair market value of such stock. Each U.S. Holder is urged to consult with its tax advisor to comply with these rules. This discussion of U.S. federal income tax considerations of the Texas Redomestication is for general information purposes only and is not intended to be, and should not be construed as, tax advice. Determining the actual tax considerations of the Texas Redomestication to a holder may be complex and will depend on such holder’s specific situation and on factors that are not within the Company’s knowledge or control. Each holder is urged to consult its tax advisor with respect to the application of U.S. federal income tax laws to its specific situation as well as any tax considerations arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction. Interests of Certain Persons There are currently no known pending claims or lawsuits against any of the Company’s directors or officers or for breach of fiduciary duty related to their service as directors, officers or shareholders of the Company. Nonetheless, as part of its process, the Board considered if redomestication to Texas would convey any non-ratable benefits on any of the Company’s directors or officers and did not identify any such non-ratable benefits. However, others may allege, and a court could determine, that the Company’s directors and officers may be considered to have interests in the Texas Redomestication that are different from, or in addition to, the interests of the Company’s shareholders generally to the extent that it might afford them greater statutory protections or limitations on liability under Texas law for acts in their capacities as directors, officers or shareholders occurring after the Texas Redomestication. Regulatory Matters The consummation of the Texas Redomestication requires the filing of the Texas Certificate of Conversion and the Texas Charter with the office of the Texas Secretary of State and the Colorado Statement of Conversion with the Office of the Secretary of State of the State of Colorado. No regulatory or governmental approvals or consents will be required in connection with the Texas Redomestication. Legal Proceedings From time to time, the Company may become subject to various legal proceedings and claims that arise in the ordinary course of its business activities. As of the date of this Proxy Statement, the Company is not currently a party to any claim or litigation, the outcome of which, if determined adversely to it, would individually or in the aggregate be reasonably expected to have a material adverse effect on its business. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors. Anti-Takeover Implications of the Texas Redomestication The Texas Redomestication is not being effected to prevent a change in control of the Company, nor is it in response to any present attempt known to the Board to acquire control of the Company or obtain representation on the Board. Nevertheless, certain effects of the Texas Redomestication may be considered to have anti-takeover implications by virtue of our being subject to Texas law following the Texas Redomestication Effective Time. Appraisal Rights Because Colorado law does not extend statutory appraisal rights to shareholders for a conversion of Colorado entity into a foreign entity and neither the Colorado Bylaws nor the Colorado Charter provide for appraisal rights in such instance the shareholders of Common Stock do not have appraisal rights in connection with the Texas Redomestication. 73

ADDITIONAL INFORMATION Questions and Answers About the Proxy Materials and Meeting Q: Why am I receiving these materials? A: Our Board is providing this Proxy Statement, including the Notice of Annual Meeting, Form of Proxy Card, and Annual Report on Form 10-K for the year ended December 31, 2025 (collectively referred to herein as the “Meeting Materials”) to you in connection with our 2026 Annual Meeting of Shareholders, which will take place on Wednesday, June 10, 2026. As a shareholder on the Record Date for the meeting, you are invited to attend the virtual meeting. We also encourage you to vote on the matters described in this Proxy Statement. Q: What information is contained in these materials? A: This Proxy Statement includes information about the nominees for Director and the other matters to be voted on at the meeting. The Proxy Statement also includes information about the voting process and requirements, the compensation of our Directors and named executive officers, and certain other required information. Q: What can I vote on at the meeting? A: There are four matters to be voted on at the meeting: 1 To elect three Directors to the Company’s Board of Directors; 2 An advisory vote to approve the compensation of our named executive officers; 3 Ratification of the appointment of Ham, Langston & Brezina LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026; and 4 Approval of the redomestication of the Company from Colorado to Texas by conversion. In addition, your proxy gives the holders the power to transact such other business as may properly be presented at the meeting, or at any adjournment(s) of the meeting. Q: How does the Board recommend that I vote on each of the matters? A: Our Board recommends that you vote FOR each of the Director nominees (Proposal 1); FOR approval, on an advisory basis, of the compensation programs of our named executive officers as set forth in the section entitled “Discussion of Our 2025 Executive Compensation Program” of this Proxy Statement (Proposal 2); FOR the ratification of the appointment of Ham, Langston & Brezina LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026 (Proposal 3); and FOR approval of the redomestication of the Company from Colorado to Texas by conversion (Proposal 4). Q: Can I receive next year’s proxy materials by email? A: Yes. All shareholders who have active email accounts and Internet access may sign up for email delivery of shareholder materials. To sign up, go to www.proxyvote.com and click on “Electronic Enrollment.” If you have multiple registered or beneficial accounts, you need to enroll for each account. If you elect to receive proxy materials by email, we will not mail you any proxy-related materials next year. Your enrollment in the email program will remain in effect as long as your account remains active or until you cancel it. Q: Who is entitled to vote at our Annual Meeting of Shareholders? A: Holders of our outstanding Common Stock on April 16, 2026, are entitled to one vote per share on each of the items being voted on at the meeting. We refer to this date as the Record Date. On the Record Date, we had 12,590,213 shares of Common Stock outstanding. We have no other classes of stock outstanding. 74

Q: How do I vote my shares? A: Shareholders of record may vote using one of the following three methods: • Over the Internet by visiting www.proxyvote.com, which you are encouraged to do so if you have access to the Internet. You will need the multi-digit number included in your Proxy Materials; • By telephone -- Call 1-800-690-6903 or the number in your Proxy Materials. You will need the multi-digit number included in your Proxy Materials; or • By completing, signing and returning the included proxy card, for those who requested to receive printed proxy materials in the mail. The Notice provides instructions on how to access your proxy, which contains instructions on how to vote via the Internet or by telephone. Alternatively, you may vote by marking the proxy card you received in the mail and return it to the address set forth in the instructions contained in the Proxy Materials. Due to timing issues in connection with mail delivery, we recommend that you vote your shares over the Internet or by telephone. If you hold shares in street name, the organization holding your account is considered the shareholder of record for purposes of voting at the Annual Meeting. The shareholder of record will provide you with instructions on how to vote your shares. Internet and telephone voting will be offered to shareholders owning shares through most brokerage firms and banks. Additionally, if you would like to vote in person at the Annual Meeting, contact the brokerage firm, bank or other Q: What is the difference between holding shares as a shareholder of record and as a beneficial owner? A: Most of our shareholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. There are some important distinctions between shares held of record and those owned beneficially. Shareholder of Record If your shares are registered in your name with our transfer agent, Computershare, you are the shareholder of record for those shares and are receiving Meeting Materials directly from us. As the shareholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the meeting. Beneficial Owner If your shares are held in a stock brokerage account, by a bank or other nominee (commonly referred to as being held in “street name”), you are the beneficial owner of those shares. Your broker, bank or nominee is the shareholder of record and therefore has forwarded Meeting Materials to you as beneficial owner. As the beneficial owner, you have the right to direct your broker, bank or other nominee how to vote your shares and are also invited to attend the virtual meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you obtain a signed proxy from your broker, bank or nominee giving you the right to vote the shares. Q: Can I change my vote or revoke my proxy? A: Yes. You can change your vote or revoke your proxy at any time before the final vote at the meeting. You can do this by casting a later proxy through any of the available methods described above. If you are a shareholder of record, you can also revoke your proxy by delivering a written notice of your revocation to our Corporate Secretary at our principal executive office at 601 State Street, Suite 400, Southlake, Texas 76092. If you are a beneficial owner, you can revoke your proxy by following the instructions sent to you by your broker, bank or other nominee. Q: What does it mean if I get more than one set of Meeting Materials? A: It means you hold shares registered in more than one account. Follow the instructions in each set of Meeting Materials to ensure that all of your shares are voted. 75

Q: What is the quorum requirement for the meeting? A: For a “quorum” to exist at the meeting, shareholders holding a majority of the votes entitled to be cast by the shareholders entitled to vote must be present in person or represented by proxy at the meeting. There must be a quorum for any action to be taken at the meeting (other than adjournment or postponement of the meeting). If you submit a properly completed proxy, even if you abstain from voting, then your shares will be counted for purposes of determining the presence of a quorum. If a broker indicates on a proxy that it lacks discretionary authority as to certain shares to vote on a particular matter, commonly referred to as “broker non-votes,” those shares will still be counted for purposes of determining the presence of a quorum at the meeting. Please see the next question and answer for further information about “broker non-votes.” Q: What are broker non-votes and how are broker non-votes and abstentions counted? A: If you are a beneficial owner and hold your shares in street name and do not provide your broker or other nominee with voting instructions, the broker, bank, or other nominee will determine if it has the discretionary authority to vote on the particular matter. The NYSE permits brokers to vote their customers’ shares on routine matters when the brokers have not received voting instructions from the customers. Brokers may not vote their customers’ shares on non-routine matters unless they have received instructions from the customers. Non-voted shares on non-routine matters are referred to as broker non-votes. The ratification of the appointment of Ham, Langston & Brezina LLP as our independent registered public accountants for the fiscal year ending December 31, 2026 (Proposal 3) is a matter considered “routine” under applicable exchange rules. The election of Directors (Proposal 1), the advisory vote to approve the named executive officers’ compensation programs (Proposal 2) and approval of the redomestication of the Company from Colorado to Texas by conversion (Proposal 4) are matters considered “non-routine” under applicable exchange rules. For purposes of the election of Directors Proposal and Proposal 2, abstentions and broker non-votes will have no effect. For purposes of Proposal 3, abstentions will have no effect and broker non-votes will be counted and considered present for the purpose of determining the presence of a quorum. For purposes of Proposal 4, abstentions and broker non-votes will be considered votes against this Proposal. Q: What is the voting requirement to approve each of the matters? Proposals Board Recommendation Votes Required Effect of Abstentions Effect of Broker Non- Votes Election of Directors FOR the nominees Majority of votes cast None None Advisory Vote to Approve Executive Compensation (“Say on Pay” Vote) FOR Majority of votes cast None None Ratification of Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2026 FOR Majority of votes cast None No Broker Non-Votes (Routine Matter) Approval of the Redomestication of the Company from Colorado to Texas by Conversion FOR Majority of the outstanding shares of Common Stock Against Against We also will consider any other business that properly comes before the Annual Meeting and the proxy holders may vote on such business in their discretion. 76

Q: How can I vote on each of the matters and how will the votes be counted? A: In the election of Directors, you may vote “FOR,” “AGAINST,” or “ABSTAIN” with respect to each nominee. For the (i) advisory vote on compensation of our named executive officers, (ii) the ratification of the appointment of Ham, Langston & Brezina LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026, and (iii) the approval of the redomestication of the Company from Colorado to Texas, you may vote “FOR,” “AGAINST,” or “ABSTAIN” with respect to these three proposals. Under Colorado law (under which the Company is incorporated), abstentions are counted as shares present and entitled to vote at the Annual Meeting, and therefore counted as present for the purpose of determining whether a quorum is present, but they are not counted as shares cast and will therefore have no effect on the outcome of the vote for Proposal 1, Proposal 2 or Proposal 3. Abstentions will count as a vote “AGAINST” Proposal 4. If you sign and return your proxy card or voting instruction form without giving specific voting instructions, your shares will be voted as recommended by our Board. If you are a beneficial holder and do not return a voting instruction form, your broker may only vote on the ratification of the appointment of Ham, Langston & Brezina LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026 (Proposal 3). Q: Who will count the votes? A: Broadridge, an international investor relations company, is assisting us with the voting of proxies for our meeting. Prior to the meeting, Broadridge will provide us with a tabulation of the votes present and the votes cast prior to the meeting. We believe that Broadridge will use procedures that are consistent with Colorado law concerning the voting of shares, the determination of the presence of a quorum and the determination of the outcome of each matter submitted for a vote. In addition, we will appoint a voting inspector at the meeting to count and tabulate any votes cast at the meeting. Q: Who may attend the virtual meeting? A: All shareholders as of the Record Date may attend the virtual meeting. Q: How will voting on any other business be conducted? A: We do not expect any matters to be presented for a vote at the meeting other than the four matters described in this Proxy Statement. If you grant a proxy, either of the officers named as proxy holders, Justin C. Jacobs and Ian M. Eckert, or their nominees or substitutes, will have the discretion to vote your shares on any additional matters that are properly presented for a vote at the meeting and at any adjournment or postponement that may take place. If, for any unforeseen reason, any one of the nominees is not available as a candidate for Director, the persons named as the proxy holder may vote your proxy for another candidate or other candidates nominated by our Board. Q: May I propose actions for consideration at next year’s meeting of shareholders? A: Yes. Please see the section entitled “Shareholder Proposals for the 2027 Annual Meeting” in this Proxy Statement for information concerning making shareholder proposals and director nominations. Q: Who is paying for this proxy solicitation? A: We will pay the cost of soliciting the proxies. In addition, our officers, Directors and employees may solicit proxies or votes in person, by telephone or by email. These people will not be paid any additional compensation for these activities. We will send copies of proxy-related materials or additional solicitation materials to brokers, fiduciaries and custodians who will forward these materials to the beneficial owners of our shares. On request, we will reimburse brokers and other persons representing beneficial owners of shares for their reasonable expenses in forwarding these materials to beneficial owners. Q: How can I find out the results of the voting at the Annual Meeting? A: Preliminary voting results will be announced at the Annual Meeting. Final voting results will be published in a current report on Form 8-K that we expect to file with the SEC no later than four business days after the conclusion of the Annual Meeting. If final voting results are not available to us in time to file a Form 8-K on or before the fourth business day after the Annual Meeting, we intend to file a Form 8-K to publish preliminary results and, within four business days after the final results are known to us, file an additional Form 8-K to publish the final results. 77

Shareholder Proposals for the 2027 Annual Meeting Under SEC Rule 14a-8, if a shareholder wants us to include a proposal in our Proxy Statement and form of proxy for presentation at our 2027 Annual Meeting of Shareholders, the proposal must be received by us at our principal executive offices at 601 State Street, Suite 400, Southlake, Texas 79705 by December 26, 2026 unless the date of our 2027 Annual Meeting of Shareholders is more than 30 days from the anniversary date of our 2026 Annual Meeting of Shareholders, in which case the deadline is a reasonable time before we print and mail our proxy materials for the 2027 Annual Meeting of Shareholders. The proposal should be sent to the attention of the Corporate Secretary of Natural Gas Services Group, Inc. In order to curtail controversy as to the date on which a proposal was received by us, it is suggested that proponents submit their proposals by certified mail-return receipt requested. Such proposals must also meet the other requirements established by the SEC for stockholder proposals. In addition, pursuant to our Bylaws, a stockholder who intends to nominate a candidate for election to the Board or to propose other business for consideration at the 2026 Annual Meeting of Shareholders must deliver to the Company notice and certain information concerning themselves and their shareholder proposal or director nomination not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding Annual Meeting (the “Annual Meeting anniversary date”); provided, however, that, if the Annual Meeting is scheduled to be held on a date more than 30 days before or more than 60 days after the Annual Meeting anniversary date, notice must be delivered to us not later than the close of business on the later of the 120th day prior to the scheduled date of such Annual Meeting and not later than the latest of (i) the 90th day prior to such Annual Meeting, or (ii) the 10th day after public disclosure of the date of such Annual Meeting. Accordingly, any notice given by or on behalf of a shareholder pursuant to these provisions of our Bylaws (and not pursuant to Rule 14a-8 of the Exchange Act) must be received no earlier than February 10, 2027, and no later than March 12, 2027. Such notice should be addressed to: Natural Gas Services Group, Inc., Corporate Secretary, at 601 State Street, Suite 400, Southlake, Texas 76092. In addition to satisfying the requirements under our Bylaws set forth above, shareholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act (including a statement that such shareholder intends to solicit the holders of shares representing at least 67% of the voting power of the Company’s shares entitled to vote on the election of directors in support of director nominees other than our nominees) to comply with the universal proxy rules, which notice must be postmarked or transmitted electronically to us at our principal executive offices no later than 60 calendar days prior to the anniversary date of the 2027 Annual Meeting (for the 2027 Annual Meeting, no later than April 28, 2027). However, if the date of the 2027 Annual Meeting is changed by more than 30 calendar days from such anniversary date, then notice must be provided by the later of 60 calendar days prior to the date of the 2027 Annual Meeting and the 10th calendar day following the day on which public announcement of the date of the 2027 Annual Meeting is first made. With respect to special meetings of the shareholders, the business that may be brought at the meeting will be limited to that stated in the Company’s notice of meeting. In the event we call a special meeting of shareholders for the purpose of electing one or more directors to the Board, any such shareholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified our notice of meeting, if such shareholder delivers a notice that complies with the requirements of our Bylaws to the secretary of the Company at its principal executive offices not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of: (x) the 90th day prior to such special meeting; or (y) the tenth (10th) day following the first date of public disclosure of the date of the special meeting and of the nominees proposed by the Board. 78

Householding of Proxy Materials In an effort to reduce printing costs and postage fees, we have adopted a practice called “householding.” Under this practice, shareholders who have the same address and last name and do not participate in email delivery of proxy-related materials will receive only one set of our Proxy Statement, annual report or notice of internet availability of proxy-related materials unless one or more of these people notifies us that he or she wishes to continue to receive individual copies. If you share an address with another shareholder and receive only one set of proxy-related materials and would like to request a separate copy for this year’s Annual Meeting or for any future meetings, please: (1) call our Investor Relations contact at (432) 262-2700; (2) send an email to ir@ngsgi.com; or (3) mail your request to Natural Gas Services Group, Inc., 601 State Street, Suite 400, Southlake, Texas 76092, Attn: Investor Relations. Similarly, you may also contact us through any of these methods if you receive multiple copies of the materials and would prefer to receive a single copy in the future. Communications with the Board of Directors Because of our relatively small size, to date we have not developed formal processes by which shareholders or other interested parties may communicate directly with Directors. Until formal procedures are developed and posted on our website at www.ngsgi.com, any communication to one or more members of our Board of Directors may be made by sending them in care of Investor Relations, Natural Gas Services Group, Inc., 601 State Street, Suite 400, Southlake, Texas 76092. Shareholders should clearly note on the mailing envelope that the letter is a “Shareholder-Board Communication.” All such communications will be forwarded to the intended recipients. Other Matters Our Board of Directors does not know of any matters to be presented at the meeting other than the matters set forth herein. If any other business should come before the meeting, the person’s named in the enclosed proxy card will vote such proxy according to their judgment on such matters. Certifications. We listed our common stock on the NYSE in October 2008. On an annual basis, our Chief Executive Officer submits to the NYSE the annual certifications required by Section 303A.12(a) of the NYSE Listed Company Manual. The certifications of our Principal Executive Officer and Principal Accounting Officer required by the SEC in connection with our Annual Report on Form 10-K for the year ended December 31, 2025, were submitted to the SEC on March 16, 2026, with our Annual Report on Form 10-K. You may obtain our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, without charge upon written request to Investor Relations at Natural Gas Services Group, Inc., 601 State Street, Suite 400, Southlake, Texas 76092. In addition, the exhibits to the Annual Report on Form 10-K for the fiscal year ended December 31, 2025, may be obtained by any shareholder upon written request to Anna Delgado, Investor Relations. In addition, we use our website as a channel of distribution for Company information. We make available free of charge on the Investor Relations section of our website at www.ngsgi.com our Annual Report on Form 10- K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. We also make available through our website other reports filed with or furnished to the SEC under the Exchange Act including our Proxy Statements and reports filed by officers and Directors under Section 16(a) of the Exchange Act, as well as our Code Ethics, Corporate Governance Guidelines and the charters to our various Committees of our Board of Directors. We do not intend for information contained in our website to be part of this Proxy Statement. Company Contact Information You may contact us as follows: By mail: Natural Gas Services Group, Inc. 601 State Street, Suite 400 Southlake, Texas 76092 By telephone: (432) 262-2700 By email: IR@ngsgi.com 79

ANNEXES The following annexes are provided to supplement Proposal 4, Changing the Company's State of Incorporation: Annex Description Page A Proposed Colorado Plan of Conversion A-1 B Proposed Texas Certificate of Formation (Texas Charter) B-1 C Proposed Texas Bylaws C-1 D Colorado Articles of Incorporation (Colorado Charter) D-1 E Colorado Bylaws E-1 80

PLAN OF CONVERSION This Plan of Conversion (this “Plan”) is adopted as of , 2026 and sets forth certain terms of the conversion of NATURAL GAS SERVICES GROUP, INC., a Colorado corporation (the “Colorado Corporation”), to a Texas corporation, pursuant to the terms of the Colorado Revised Statutes of the State of Colorado (as amended, the “CRS”) and the Texas Business Organizations Code, as amended (the “TBOC”). RECITALS: A. The Colorado Corporation was incorporated on December 17, 1998. B. Upon the terms and subject to the conditions set forth in this Plan, and in accordance with Section 7-90-201 of the CRS and Title 1, Chapter 10, Subchapter C of the TBOC, the Colorado Corporation will be converted to NATURAL GAS SERVICES GROUP, INC., a Texas corporation (the “Texas Corporation”). C. The Board of Directors of the Colorado Corporation (the “Board”) has unanimously (i) determined that the Conversion (as defined below) is advisable and in the best interests of the Colorado Corporation and its stockholders and recommended the approval of the Conversion by the stockholders of the Colorado Corporation and (ii) approved and adopted this Plan, the Conversion and the other documents and transactions contemplated by this Plan, including the Texas Charter, the Texas Bylaws, the Texas Certificate of Conversion and the Colorado Statement of Conversion (as each is defined below). D. The stockholders of the Colorado Corporation have approved and adopted this Plan, the Conversion and the other documents and transactions contemplated by this Plan, including the Texas Charter, the Texas Bylaws, the Texas Certificate of Conversion and the Colorado Statement of Conversion. E. In connection with the Conversion, at the Effective Time (as defined below), each share of Common Stock, par value $0.01 per share (the “Colorado Common Stock”), and each share of Preferred Stock, par value $0.01 per share that was not designated a Colorado Series A Preferred Stock (the “Colorado Preferred Stock”), of the Colorado Corporation issued and outstanding (or held in treasury) immediately prior to the Effective Time shall be converted into one share of Common Stock, par value $0.01 per share (the “Texas Common Stock”), and one share of Preferred Stock, par value $0.01 per share (the “Texas Preferred Stock”), of the Texas Corporation, respectively. F. The mode of carrying out the Conversion into effect shall be as described in this Plan. ARTICLE I THE CONVERSION 1.1 Conversion. At the Effective Time, the Colorado Corporation will be converted to the Texas Corporation, pursuant to, and in accordance with, Section 7-90-201 of the CRS and Title 1, Chapter 10, Subchapter C of the TBOC (the “Conversion”), whereupon the Colorado Corporation will continue its existence in the organizational form of the Texas Corporation, which will be subject to the laws of the State of Texas. The Board and the stockholders of the Colorado Corporation have approved and adopted this Plan, the Conversion and the other documents and transactions contemplated by this Plan, including the Texas Charter, the Texas Bylaws, the Texas Certificate of Conversion and the Colorado Certificate of Conversion. 1.2 Statement of Conversion. The Colorado Corporation shall file a statement of conversion in the form attached hereto as Exhibit A (the “Colorado Statement of Conversion”) with the Secretary of State of the State of Colorado (the “Colorado Secretary of State”) and shall file a certificate of conversion in the form attached hereto as Exhibit B (the “Texas Certificate of Conversion”) and the certificate of formation in the form attached hereto as Exhibit C (the “Texas Charter”) and any and all documents required to be filed with the Secretary of State of the State of Texas (the “Texas Secretary of State”) in connection with the Conversion and the Colorado Corporation or the Texas Corporation, as applicable, shall make all other filings or recordings required by the CRS or the TBOC in connection with the Conversion. 1.3 Effective Time. The Conversion will become effective upon the filing of the Colorado Statement of Conversion with the Colorado Secretary of State and the Texas Certificate of Conversion and the Texas Charter with the Texas Secretary of State or at such later time as specified in the Colorado Statement of Conversion and the Texas Certificate of Conversion (the “Effective Time”). Annex A A-1

ARTICLE II ORGANIZATION 2.1 Texas Governing Documents. At the Effective Time, the Texas Charter and the bylaws of the Texas Corporation in the form attached hereto as Exhibit D (the “Texas Bylaws” and, together with the Texas Charter, the “Texas Governing Documents”) shall govern the Texas Corporation until amended and/or restated in accordance with the Texas Governing Documents and applicable law. 2.2 Directors and Officers. From and after the Effective Time, by virtue of the Conversion and without any further action on the part of the Colorado Corporation or its stockholders, the members of the Board and the officers of the Colorado Corporation holding their respective offices in the Colorado Corporation existing immediately prior to the Effective Time shall continue in their respective offices as members of the Board and officers of the Texas Corporation. ARTICLE III EFFECT OF THE CONVERSION 3.1 Effect of Conversion. At the Effective Time, the effect of the Conversion will be as provided by this Plan and by the applicable provisions of the CRS and the TBOC. Without limitation of the foregoing, for all purposes of the laws of the State of Colorado and the State of Texas, all of the rights, privileges, and powers of the Colorado Corporation, and all property, real, personal, and mixed, and all debts due to the Colorado Corporation, as well as all other things and causes of action belonging to the Colorado Corporation, shall remain vested in the Texas Corporation and shall be the property of the Texas Corporation, and all debts, liabilities, and duties of the Colorado Corporation shall remain attached to the Texas Corporation, and may be enforced against the Texas Corporation to the same extent as if said debts, liabilities, and duties had originally been incurred or contracted by the Texas Corporation. 3.2 Conversion of Shares. At the Effective Time, by virtue of the Conversion and without any further action by the Colorado Corporation or its stockholders, (i) each share of Colorado Common Stock issued and outstanding immediately before the Effective Time shall be converted into one share of Texas Common Stock, and all options, warrants, restricted stock units or other right to receive or acquire a share of Colorado Common Stock shall automatically be converted into an option, warrant, restricted stock unit or other entitlement to receive or acquire Texas Common Stock, and (ii) each share of Colorado Preferred Stock issued and outstanding immediately before the Effective Time shall be converted into one share of Texas Preferred Stock, and all options, warrants, restricted stock units or other right to receive or acquire a Colorado Preferred Stock share shall automatically be converted into an option, warrant, restricted stock unit or other entitlement to receive or acquire a Texas Preferred Stock share. ARTICLE IV MISCELLANEOUS 4.1 Abandonment or Amendment. At any time prior to the filing of the Colorado Certificate of Conversion with the Colorado Secretary of State, the Colorado Corporation may abandon the proposed Conversion and terminate this Plan to the extent permitted by law or may amend this Plan. 4.2 Captions. The captions in this Plan are for convenience only and shall not be considered a part, or to affect the construction or interpretation, of any provision of this Plan. 4.3 Tax Reporting. The Conversion is intended to be a “reorganization” for purposes of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Plan is hereby adopted as a “plan of reorganization” for purposes of the Section 368(a)(1)(F) of the Code. 4.4 Governing Law. This Plan shall be governed by, and construed and interpreted in accordance with, the laws of the State of Colorado. Annex A A-2

IN WITNESS WHEREOF, this Plan has been executed on behalf of the Colorado Corporation by its officer thereunto duly authorized, as of the date first set forth above. NATURAL GAS SERVICES GROUP, INC. By: Name: Justin C. Jacobs Title: Chief Executive Officer Annex A A-3

EXHIBIT A [COLORADO STATEMENT OF CONVERSION] Annex A A-4

EXHIBIT B [TEXAS CERTIFICATE OF CONVERSION] Annex A A-5

EXHIBIT C [TEXAS CHARTER] Annex A A-6

EXHIBIT D [TEXAS BYLAWS] Annex A A-7

CERTIFICATE OF FORMATION OF NATURAL GAS SERVICES GROUP, INC. Natural Gas Services Group, Inc., a corporation organized and existing under the laws of the State of Texas (the “Company”), hereby certifies as follows: 1. Natural Gas Services Group, Inc., a Colorado corporation (the “Colorado Corporation”), with its registered office in the State of Colorado at 1675 Broadway, 28th Floor, Denver, CO 80202, US, was originally incorporated on December 17, 1998. 2. The Colorado Corporation was converted into a corporation incorporated under the laws of the State of Texas under the name “Natural Gas Services Group, Inc.” on [_] ,2026 pursuant to a plan of conversion, under which the Colorado Corporation converted to the Company. ARTICLE I The name of the Company is Natural Gas Services Group, Inc. The Company is a for-profit corporation. ARTICLE II The address of the Company’s initial registered office in the State of Texas is 211 East 7th Street, Suite 620, Austin, Texas 78701. The name of its initial registered agent at such address is Corporation Service Company (d/b/a CSC-Lawyers Incorporating Service Company). The initial mailing address of the Company is 601 State Street,Suite 400, Southlake, TX 76092. ARTICLE III The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Texas Business Organizations Code (“TBOC”), as the same exists or as may hereafter be amended from time to time. ARTICLE IV The total number of shares of capital stock the Company has authority to issue is (i) 30,000,000 shares of Common Stock, par value $0.01 per share (“Common Stock”) and (ii) 5,000,000 shares of Preferred Stock, par value $0.01 per share (“Preferred Stock”). ARTICLE V A. COMMON STOCK The terms and provisions of the Common Stock are as follows: 1. Definitions. For purposes of the Certificate of Formation, the following definitions shall apply: (a) “Board of Directors” shall mean the board of directors of the Company. (b) “Certificate of Formation” shall mean the certificate of formation of the Company, as the same may be amended or supplemented from time to time. (c) Bylaws” shall mean the bylaws of the Company as the same may be amended or supplemented from time to time. 2. Voting. (a) Voting Powers. Each holder of shares of Common Stock shall be entitled to one (1) vote for each share thereof held as of the applicable record date. (b) Vote for a Fundamental Business Transaction. The affirmative vote of the holders of a majority of the total voting power represented by the outstanding capital stock of the Company entitled to vote thereon, and without a separate class vote by the Common Stock or Preferred Stock, except as may be required by the TBOC, shall be sufficient to approve, authorize, adopt, or to otherwise cause the Company to take, or affirm the Company’s taking of any “fundamental business transaction” as defined under the TBOC. (c) Adjustment in Authorized Common Stock or Preferred Stock. Except as otherwise may be expressly provided by the terms of any series of Preferred Stock, the number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares of Common Stock or Preferred Stock then outstanding, as applicable) by an affirmative vote of the holders of a majority of the total Annex B B-1 voting power represented by the outstanding capital stock of the Company entitled to vote thereon, and without a separate class vote by the Common Stock or Preferred Stock, except as may be required by the TBOC. 3. Additional Rights. (a) Dividends and Distributions. The holders of shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property, or capital stock of the Company) when, as and if declared thereon by the Board of Directors from time to time out of any assets or funds of the Company legally available therefor, and shall share equally on a per share basis in such dividends and distributions (b) Dissolution, Liquidation or Winding Up. In the event of any voluntary or involuntary liquidation. dissolution, or winding-up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, and the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the Company available for distribution to its shareholders, ratably in proportion to the number of shares of Common Stock held by them. B. PREFERRED STOCK The Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any series of Preferred Stock, including, without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in the Certificate of Formation or the resolution of the Board of Directors originally fixing the number of shares of such series. Except as may be otherwise specified by the terms of any series of Preferred Stock, if the number of shares of any series of Preferred Stock is so decreased, then the Company shall take all such steps as are necessary to cause the shares constituting such decrease to resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series. ARTICLE VI 1. General Powers. The business and affairs of the Company shall be managed by or under the direction of the Board of Directors. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Company. 2. Number of Directors; Initial Directors; Term; Election. (a) The number of directors that constitute the whole Board of Directors shall be determined in the manner set forth in the Bylaws. The Board of Directors currently consists of seven directors, and the names and addresses of such directors are: Name Address Don Tringali 601 State Street, Suite 400, Southland, TX 76092 Georganne Hodges 601 State Street, Suite 400, Southland, TX 76092 J. Anthony Gallegos, Jr. 601 State Street, Suite 400, Southland, TX 76092 Jean Holley 601 State Street, Suite 400, Southland, TX 76092 Justin Jacobs 601 State Street, Suite 400, Southland, TX 76092 Nigel Jenvey 601 State Street, Suite 400, Southland, TX 76092 [Newly Elected Director] 601 State Street, Suite 400, Southland, TX 76092 Annex B B-2

(b) The directors shall be elected by a majority vote of the shareholders present in person or represented by proxy at the meeting with quorum present and entitled to vote thereon, for one-year terms expiring at the next succeeding annual meeting of shareholders, subject to their earlier death, resignation, or removal. ARTICLE VII 1. Action by Written Consent of Shareholders. Any action required by the TBOC to be taken at any annual or special meeting of shareholders of the Company, or any action which may be taken at any annual or special meeting of such shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock representing sixty-five percent (65%) of the outstanding capital stock of the Company entitled to vote thereon. 2. Special Meetings. Except as otherwise may be expressly provided by the terms of any series of Preferred Stock, special meetings of shareholders of the Company may be called only by the Board of Directors, the chairperson of the Board of Directors, the chief executive officer or the president (in the absence of a chief executive officer) or by the holders of not less than twenty percent (20%) of the Company’s then outstanding shares of capital stock entitled to vote at such special meeting. 3. Advance Notice of Shareholder Business. Advance notice of shareholder nominations for the election of directors and of business to be brought by shareholders before any meeting of the shareholders of the Company shall be given in the manner provided in the Bylaws. 4. No Cumulative Voting. No shareholder will be permitted to cumulate votes at any election of directors. ARTICLE VIII To the fullest extent permitted by the TBOC, as the same exists or as may hereafter be amended from time to time, no director or officer of the Company shall be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable. If the TBOC is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Company shall be eliminated or limited to the fullest extent permitted by the TBOC, as so amended. Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Formation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision. ARTICLE IX To the fullest extent permitted by the TBOC, as it presently exists or may hereafter be amended from time to time, the Company is also authorized to provide indemnification of (and advancement of expenses to) its directors, officers, employees and agents of the Company (and any other persons to which the TBOC permits the Company to provide indemnification) through provisions in the Bylaws, agreements with such directors, officers, employees, agents or other persons, the vote of shareholders or disinterested directors or otherwise A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Formation or the Bylaws shall not be eliminated or impaired by an amendment to this Certificate of Formation or the Bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred. ARTICLE X The Company elects not to be governed by Section 21.606 of the TBOC. ARTICLE XI 1. Except as provided in Article VIII and Article IX above, the Company reserves the right to amend, alter, change or repeal any provision contained in the Certificate of Formation by the affirmative vote of the holders of a majority of the total voting power represented by the outstanding capital stock of the Company entitled to vote thereon, and all rights conferred upon shareholders herein are granted subject to this reservation. Annex B B-3

2. Notwithstanding any provision of the Certificate of Formation, the Bylaws or any provision of law that might otherwise permit a lesser vote, the affirmative vote of a majority of the voting power of the outstanding capital stock of the Company entitled to vote thereon, voting together as a single class, shall be required for the shareholders of the Company to amend, alter, change or repeal any provision of the Bylaws, provided however, that the affirmative vote of at least sixty-six and two-thirds (66 2/3%) of voting power of the outstanding capital stock of the Company entitled to vote thereon, voting together as a single class, shall be required for the shareholders of the Company to alter, amend or repeal, or adopt any bylaw inconsistent Article V of the Bylaws (including, without limitation, any such article or section as renumbered as a result of any amendment, alteration, change, repeal, or adoption of any other bylaw). ARTICLE XII This document becomes effective when the document is accepted and filed by the secretary of state. IN WITNESS WHEREOF, Natural Gas Services Group, Inc., has caused this Certificate of Formation to be signed by its duly authorized officer on ___, 2026. By: Name: Justin C. Jacobs Title: Authorized Officer Annex B B-4

BYLAWS OF NATURAL GAS SERVICES GROUP, INC. Adopted [___], 2026 Table of Contents ARTICLE I - MEETINGS OF SHAREHOLDERS 4 1.1 Place of Meetings 4 1.2 Annual Meeting 4 1.3 Special Meeting 4 1.4 Advance Notice Procedures 4 1.5 Notice of Shareholders’ Meetings 8 1.6 Quorum 8 1.7 Adjourned Meeting; Notice 9 1.8 Conduct of Business 9 1.9 Voting 9 1.10 Shareholder Action by Written Consent Without a Meeting 9 1.11 Record Dates 10 1.12 Proxies 11 1.13 List of Shareholders Entitled to Vote 11 ARTICLE II - DIRECTORS 11 2.1 Powers 11 2.2 Number of Directors 11 2.3 Election, Qualification and Term of Office of Directors 11 2.4 Resignation and Vacancies 12 2.5 Place of Meetings; Meetings by Telephone 12 26 Conduct of Business 12 2.7 Regular Meetings 12 2.8 Special Meetings; Notice 12 2.9 Quorum; Voting 12 2.10 Board Action by Written Consent Without a Meeting 13 2.11 Fees and Compensation of Directors 13 2.12 Removal of Directors 13 ARTICLE III - COMMITTEES 13 Annex C C-1

3.1 Committees of Directors 13 3.2 Committee Minutes 14 3.3 Meetings and Actions of Committees 14 3.4 Subcommittees 14 ARTICLE IV - OFFICERS 14 4.1 Officers 14 4.2 Appointment of Officers 14 4.3 Subordinate Officers 14 4.4 Removal and Resignation of Officers 15 4.5 Vacancies in Offices 15 4.6 Representation of Securities of Other Corporations or Entities 15 4.7 Authority and Duties of Officers 15 ARTICLE V - INDEMNIFICATION 15 5.1 Indemnification of Directors and Officers in Third Party Proceedings 15 5.2 Indemnification of Directors and Officers in Actions by or in the Right of the Company 15 5.3 Successful Defense 16 5.4 Indemnification of Others 16 5.5 Advanced Payment of Expenses 16 5.6 Limitation on Indemnification 16 5.7 Determination; Claim 16 5.8 Non-Exclusivity of Rights 17 5.9 Insurance 17 5.10 Survival 17 5.11 Effect of Repeal or Modification 17 5.12 Certain Definitions 17 ARTICLE VI - STOCK 17 6.1 Stock Certificates; No Partly Paid Shares 17 6.2 Special Designation on Certificates 17 6.3 Lost Certificates 18 6.4 Dividends 18 6.5 Stock Transfer Agreements 18 6.6 Registered Shareholders 18 Annex C C-2

6.7 Transfers 18 ARTICLE VII - MANNER OF GIVING NOTICE AND WAIVER 18 7.1 Notice of Shareholders Meetings 18 7.2 Waiver of Notice 18 ARTICLE VIII - GENERAL MATTERS 19 8.1 Fiscal Year 19 8.2 Seal 19 8.3 Annual Report 19 8.4 Construction; Definitions 19 8.5 Election To Be Governed by Section 21.419 of the TBOC 19 8.6 Forum Selection 19 8.7 Jury Trial Waiver 19 ARTICLE IX - AMENDMENTS 20 Annex C C-3

ARTICLE I - MEETINGS OF SHAREHOLDERS 1.1 Place of Meetings. Meetings of shareholders of Natural Gas Services Group, Inc. (the “Company”) shall be held at any place, within or outside the State of Texas, determined by the Company’s board of directors (the “Board”). The Board may, in its sole discretion, determine that a meeting of shareholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 6.002(a) of the Texas Business Organizations Code (the “TBOC”). In the absence of any such designation or determination, shareholder meetings shall be held at the Company’s principal executive office. To the extent permitted by the TBOC, the Board may postpone or reschedule any previously scheduled meeting of shareholders at any time, before or after the notice for such meeting has been given to the shareholders. 1.2 Annual Meeting. Unless directors are elected by written consent in lieu of an annual meeting, an annual meeting of shareholders shall be held for the election of directors and for the transaction of such other business as may properly come before the meeting, at such date and time as may be designated by resolution of the Board from time to time. 1.3 Special Meeting. Special meetings of shareholders of the Company may be called only in the manner set forth in the Company’s certificate of formation. If a special meeting of the shareholders has been called, the Company shall cause notice to be given to the shareholders entitled to vote at such meeting, in accordance with these bylaws, that a meeting will be held at the time requested by the person or persons calling the meeting. The notice of a special meeting shall include the purpose for which the meeting is called. Only such business shall be conducted at a special meeting of shareholders as shall have been brought before the special meeting pursuant to the notice of a special meeting. Nothing contained in this Section 1.3 shall be construed as limiting, fixing or affecting the time when a meeting of shareholders called by action of the Board may be held. 1.4 Advance Notice Procedures. (i) Annual Meetings of Shareholders. (a) Nominations of persons for election to the Board or the proposal of other business to be transacted by the shareholders at an annual meeting of shareholders may be made only (1) pursuant to the Company’s notice of meeting (or any supplement thereto); (2) by or at the direction of the Board; (3) as may be provided in the certificate of designations for any class or series of Preferred Stock; or (4) by any shareholder of the Company who (A) is a shareholder of record at the time of giving of the notice contemplated by Section 1.4(i)(b); (B) is a shareholder of record on the record date for the determination of shareholders entitled to notice of the annual meeting; (C) is a shareholder of record on the record date for the determination of shareholders entitled to vote at the annual meeting (if such date is different from the record date for determining shareholders entitled to notice of the meeting); (D) is a shareholder of record at the time of the annual meeting; and (E) complies with the procedures set forth in this Section 1.4(i). (b) For nominations or other business to be properly brought before an annual meeting of shareholders by a shareholder pursuant to clause (4) of Section 1.4(i)(a), the shareholder must have given timely notice in writing to the secretary and any such nomination or proposed business must constitute a proper matter for shareholder action. To be timely, a shareholder’s notice must be received by the secretary at the principal executive offices of the Company no earlier than 8:00 a.m., local time, on the 120th day and no later than 5:00 p.m., local time, on the 90th day prior to the day of the first anniversary of the preceding year’s annual meeting of shareholders. However, if no annual meeting of shareholders was held in the preceding year, or if the date of the applicable annual meeting has been changed by more than 25 days from the first anniversary of the preceding year’s annual meeting, then to be timely such notice must be received by the secretary at the principal executive offices of the Company no earlier than 8:00 a.m., local time, on the 120th day prior to the day of the annual meeting and no later than 5:00 p.m., local time, on the 10th day following the day on which Official Notice of the date of the annual meeting was first given by the Company. In no event will the adjournment, rescheduling or postponement of any annual meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of a shareholder’s notice as described above. If the number of directors to be elected to the Board is increased and there is no Official Notice naming all of the nominees for director or specifying the size of the increased Board at least 10 days before the last day that a shareholder may deliver a notice of nomination pursuant to the foregoing provisions, then a shareholder’s notice required by this Section 1.4(i)(b) will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is received by the secretary at the principal executive offices of the Company no later than 5:00 p.m., local time, on the 10th day following the day on which such Official Notice is first given. “Official Notice” means disclosure in a Annex C C-4 press release or by notice in writing or electronic transmission disseminated by or at the direction of the Company to all shareholders entitled to notice of shareholder meetings. (c) A shareholder’s notice to the secretary must set forth: (1) as to each person whom the shareholder proposes to nominate for election as a director: a) such person’s name, age, business address, residence address and principal occupation or employment; the class and number of shares of the corporation that are held of record or are beneficially owned by such person and a description of any Derivative Instruments (defined below) held or beneficially owned thereby or of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of such person; and all information relating to such person that would be required to be disclosed in solicitations of proxies for the contested election of directors of publicly traded corporations, or otherwise would be required, in each case pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), if the Company were publicly traded; b) such person’s written consent to being named in such shareholder’s proxy statement as a nominee of such shareholder and to serving as a director of the Company if elected; c) a reasonably detailed description of any direct or indirect compensatory, payment, indemnification or other financial agreement, arrangement or understanding that such person has, or has had within the past three years, with any person or entity other than the Company (including the amount of any payment or payments received or receivable thereunder), in each case in connection with candidacy or service as a director of the Company (a “Third-Party Compensation Arrangement”); and d) a description of any other material relationships between such person and such person’s respective affiliates and associates, or others acting in concert with them, on the one hand, and such shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made, and their respective affiliates and associates, or others acting in concert with them, on the other hand; (2) as to any other business that the shareholder proposes to bring before the annual meeting: a) a brief description of the business desired to be brought before the annual meeting; b) the text of the proposal or business (including the text of any resolutions proposed for consideration and, if applicable, the text of any proposed amendment to these bylaws or the Company’s certificate of formation); c) the reasons for conducting such business at the annual meeting; d) any material interest in such business of such shareholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made, and their respective affiliates and associates, or others acting in concert with them; and e) a description of all agreements, arrangements and understandings between such shareholder and the beneficial owner, if any, on whose behalf the proposal is made, and their respective affiliates or associates or others acting in concert with them, and any other person or persons (including their names) in connection with the proposal of such business by such shareholder; and (3) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made: a) the name and address of such shareholder (as they appear on the Company’s books), of such beneficial owner and of their respective affiliates or associates or others acting in concert with them; b) for each class or series, the number of shares of stock of the Company that are, directly or indirectly, held of record or are beneficially owned by such shareholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them; c) a description of any agreement, arrangement or understanding between such shareholder, such beneficial owner or their respective affiliates or associates or others acting in concert with Annex C C-5 them, and any other person or persons (including, in each case, their names) in connection with the proposal of such nomination or other business; d) a description of any agreement, arrangement or understanding (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of such shareholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, with respect to the Company’s securities (any of the foregoing, a “Derivative Instrument”), or any other agreement, arrangement or understanding that has been made the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for or increase or decrease the voting power of such shareholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, with respect to the Company’s securities; e) any rights to dividends on the Company’s securities owned beneficially by such shareholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, that are separated or separable from the underlying security; f) any proportionate interest in the Company’s securities or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such shareholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership; g) any performance-related fees (other than an asset-based fee) that such shareholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them is entitled to based on any increase or decrease in the value of the Company’s securities or Derivative Instruments, including, without limitation, any such interests held by members of the immediate family of such persons sharing the same household; h) any significant equity interests or any Derivative Instruments in any principal competitor of the Company that are held by such shareholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them; any direct or indirect interest of such shareholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, in any contract with the Company, any affiliate of the Company or any principal competitor of the Company (in each case, including any employment agreement, collective bargaining agreement or consulting agreement); i) a representation and undertaking that the shareholder is a holder of record of stock of the Company as of the date of submission of the shareholder’s notice and intends to appear in person or by proxy at the meeting to bring such nomination or other business before the meeting; j) a representation and undertaking that such shareholder or any such beneficial owner intends, or is part of a group that intends, to (x) deliver a proxy statement or other proxy solicitation material or form of proxy to holders of at least the percentage of the voting power of the Company’s then- outstanding stock required to approve or adopt the proposal or to elect each such nominee; or (y) otherwise solicit proxies from shareholders in support of such proposal or nomination; k) any other information relating to such shareholder, such beneficial owner, or their respective affiliates or associates or others acting in concert with them, or director nominee or proposed business that, in each case, would be required to be disclosed in a proxy statement or other filing that would be required to be made in connection with the solicitation of proxies in support of such nominee (in a contested election of directors) or proposal pursuant to Section 14 of the 1934 Act if the Company were publicly traded; and l) such other information relating to any proposed item of business as the Company may reasonably require to determine whether such proposed item of business is a proper matter for shareholder action. (d) In addition to the requirements of this Section 1.4, to be timely, a shareholder’s notice (and any additional information submitted to the Company in connection therewith) must further be updated and supplemented, if necessary, (1) so that the information provided or required to be provided in such notice is true and correct as of the record date(s) for determining the shareholders entitled to notice of, and to vote at, the meeting and as of the date that is 10 business days prior to the meeting or any adjournment, rescheduling or postponement thereof and (2) to provide any additional information that the Company may reasonably request. Such update and supplement or additional information, if applicable, must be received by the secretary at the principal executive offices of the Company, in the case of a request for additional information, promptly following Annex C C-6 a request therefor, which response must be delivered not later than such reasonable time as is specified in any such request from the corporation or, in the case of an update or supplement of any information, not later than five business days after the record date(s) for the meeting (in the case of any update and supplement required to be made as of the record date(s)), and not later than eight business days prior to the date for the meeting or any adjournment, rescheduling or postponement thereof (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment, rescheduling or postponement thereof). The failure to timely provide such update, supplement or additional information shall result in the nomination or proposal no longer being eligible for consideration at the meeting. (ii) Special Meetings of Shareholders. Except to the extent required by the TBOC, and subject to Section 1.3, special meetings of shareholders may be called only in accordance with the Company’s certificate of formation and these bylaws. Only such business will be conducted at a special meeting of shareholders as has been brought before the special meeting pursuant to the Company’s notice of meeting. If the election of directors is included as business to be brought before a special meeting in the Company’s notice of meeting, then nominations of persons for election to the Board at such special meeting may be made by any shareholder who (i) is a shareholder of record at the time of giving of the notice contemplated by this Section 1.4(ii); (ii) is a shareholder of record on the record date for the determination of shareholders entitled to notice of the special meeting; (iii) is a shareholder of record on the record date for the determination of shareholders entitled to vote at the special meeting; (iv) is a shareholder of record at the time of the special meeting; and (v) complies with the procedures set forth in this Section 1.4(ii). For nominations to be properly brought by a shareholder before a special meeting pursuant to this Section 1.4(ii), the shareholder’s notice must be received by the secretary at the principal executive offices of the Company no earlier than 8:00 a.m., local time, on the 120th day prior to the day of the special meeting and no later than 5:00 p.m., local time, on the 10th day following the day on which Official Notice of the date of the special meeting was first given. In no event will any adjournment, rescheduling or postponement of a special meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a shareholder’s notice. A shareholder’s notice to the Secretary must comply with the applicable notice requirements of Section 1.4(a)(iii). (iii) Other Requirements. (a) To be eligible to be a nominee by any shareholder for election as a director of the Company at a meeting of shareholders, the proposed nominee must provide to the secretary, in accordance with the applicable time periods prescribed for delivery of notice under Section 1.4(i)(b) or Section 1.4(i): (1) a signed and completed written questionnaire (in the form provided by the secretary at the written request of the nominating shareholder, which form will be provided by the secretary within 10 days of receiving such request) containing information regarding such nominee’s background and qualifications and such other information as may reasonably be required by the Company to determine the eligibility of such nominee to serve as a director of the Company or to serve as an independent director of the Company; (2) a written representation and undertaking that, unless previously disclosed to the Company, such nominee is not, and will not become, a party to any voting agreement, arrangement, commitment, assurance or understanding with any person or entity as to how such nominee, if elected as a director, will vote on any issue; (3) a written representation and undertaking that, unless previously disclosed to the Company, such nominee is not, and will not become, a party to any Third-Party Compensation Arrangement; (4) a written representation and undertaking that, if elected as a director, such nominee would be in compliance, and will continue to comply, with the Company’s corporate governance guidelines as disclosed on the Company’s website, as amended from time to time; and (5) a written representation and undertaking that such nominee, if elected, intends to serve a full term on the Board. (b) At the request of the Board, any person nominated by the Board for election as a director must furnish to the secretary the information that is required to be set forth in a shareholder’s notice of nomination that pertains to such nominee. (c) No person will be eligible to be nominated by a shareholder for election as a director of the Company unless nominated in accordance with the procedures set forth in this Section 1.4. No business proposed by a shareholder will be conducted at a shareholder meeting except in accordance with this Section 1.4. Annex C C-7

(d) The chairperson of the applicable meeting of shareholders will, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by these bylaws or that business was not properly brought before the meeting. If the chairperson of the meeting should so determine, then the chairperson of the meeting will so declare to the meeting and the defective nomination will be disregarded or such business will not be transacted, as the case may be. (e) Notwithstanding anything to the contrary in this Section 1.4, unless otherwise required by law, if the shareholder (or a qualified representative of the shareholder) does not appear in person at the meeting to present a nomination or other proposed business, such nomination will be disregarded or such proposed business will not be transacted, as the case may be, notwithstanding that proxies in respect of such nomination or business may have been received by the Company and counted for purposes of determining a quorum. For purposes of this Section 1.4, (1) to be considered a qualified representative of the shareholder, a person must be a duly authorized officer, manager or partner of such shareholder or must be authorized by a writing executed by such shareholder or an electronic transmission delivered by such shareholder to act for such shareholder as proxy at the meeting, and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting and (2) “principal executive offices” shall mean the address for the Company’s principal executive offices as set forth on the cover page of its most recent Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission, as such address may be updated by any subsequent report filed with the U.S. Securities and Exchange Commission or other public announcement by the Company. (f) Without limiting this Section 1.4, a shareholder must also comply with all applicable requirements of the 1934 Act with respect to the matters set forth in this Section 1.4, it being understood that (1) any references in these bylaws to the 1934 Act are not intended to, and will not, limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 1.4; and (2) compliance with clause (4) of Section 1.4(i)(a) and with Section 1.4(ii) are the exclusive means for a shareholder to make nominations or submit other business (other than as provided in Section 1.4(iii)(g)). (g) Notwithstanding anything to the contrary in this Section 1.4, the notice requirements set forth in these bylaws with respect to the proposal of any business (other than nominations) pursuant to this Section 1.4 will be deemed to be satisfied by a shareholder if (1) such shareholder has submitted a proposal to the Company in compliance with Rule 14a-8 under the 1934 Act; and (2) such shareholder’s proposal has been included in a proxy statement that has been prepared by the Company to solicit proxies for the meeting of shareholders. Subject to Rule 14a-8 and other applicable rules and regulations under the 1934 Act, nothing in these bylaws will be construed to permit any shareholder, or give any shareholder the right, to include or have disseminated or described in the Company’s proxy statement any nomination of a director or any other business proposal. 1.5 Notice of Shareholders’ Meetings. Whenever shareholders are required or permitted to take any action at a meeting, a notice of the meeting in the form of a writing or electronic transmission shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which shareholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the shareholders entitled to vote at the meeting, if such date is different from the record date for determining shareholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the TBOC, the certificate of formation or these bylaws, the notice of any meeting of shareholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each shareholder entitled to vote at such meeting as of the record date for determining the shareholders entitled to notice of the meeting. Notwithstanding the preceding paragraph, notice of a shareholder meeting regarding a “fundamental business transaction” (as defined in Section 1.002 of the TBOC) must be given to each shareholder of the Company not later than 21 days prior to such meeting, regardless of whether the shareholder is entitled to vote on the matter, in accordance with the TBOC. 1.6 Quorum. Except as otherwise provided by law, the certificate of formation or these bylaws, at each meeting of shareholders the presence in person or by proxy of the holders of shares of stock having a majority of the voting power which could be cast by the holders of all outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. Where a separate vote by a class or series or classes or series is required, a majority of the voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise provided by law, the certificate of formation or these bylaws. Annex C C-8

If, however, such quorum is not present or represented at any meeting of the shareholders, then either (i) the chairperson of the meeting, or (ii) the shareholders entitled to vote at the meeting, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, in accordance with Section 1.7 of these bylaws, until a quorum is present or represented. 1.7 Adjourned Meeting; Notice. Any meeting of shareholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which shareholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting; provided, however, if the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting. If after the adjournment a new record date for shareholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting in accordance with Section 6.101 of the TBOC and Section 1.11 of these bylaws, and shall give notice of the adjourned meeting to each shareholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting. 1.8 Conduct of Business. Meetings of shareholders shall be presided over by a chairperson designated by the Board, or in the absence of such designation by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in the absence of the foregoing persons by the Chief Executive Officer, or in the absence of the foregoing persons by the President, or in the absence of the foregoing persons by a Vice President, or in the absence of the foregoing persons by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting. The chairperson of any meeting of shareholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business, and shall have the power to adjourn the meeting to another place, if any, date or time, whether or not a quorum is present. 1.9 Voting. The shareholders entitled to vote at any meeting of shareholders shall be determined in accordance with the provisions of Section 1.11 of these bylaws, subject to Sections 6.251 and 6.252 (relating to voting trusts and other voting agreements) and Subchapter D of Chapter 6 (relating to voting of ownership interests) of the TBOC. Each shareholder entitled to vote at any meeting of shareholders shall be entitled to the number of votes per share for each share of capital stock held by such shareholder as of the applicable record date which has voting power upon the matter in question as set forth in the certificate of formation. Voting at meetings of shareholders need not be by written ballot and, unless otherwise required by law, need not be conducted by inspectors of election unless so determined by the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote thereon which are present in person or by proxy at such meeting. If authorized by the Board, such requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the shareholder or proxy holder. Except as otherwise required by law, the certificate of formation or these bylaws, and subject to the rights, if any, of the holders of Preferred Stock, in all matters other than the election of directors, at a meeting where a quorum is present, where the number of shares that vote for the subject matter exceeds the number of shares that vote against the subject matter, without a separate class vote by the Common Stock or Preferred Stock, except as may be required by the TBOC, such vote shall be sufficient to approve, authorize, adopt, or to otherwise cause the Company to take, or affirm the Company’s taking of, any action. Except as otherwise required by law, the certificate of formation or these bylaws, directors shall be elected in the manner set forth in the certificate of formation. Where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors and a “fundamental business transaction” as defined under the TBOC, the affirmative vote of the majority of the voting power of the shares of such class or series or classes or series present in person or represented by proxy at the meeting with quorum and entitled to vote on the subject matter shall be the act of such class or series or classes or series, except as otherwise provided by law, the certificate of formation or these bylaws. 1.10 Shareholder Action by Written Consent Without a Meeting. Any action required by the TBOC to be taken at any annual or special meeting of shareholders of the Company, or any action which may be taken at any Annex C C-9 annual or special meeting of such shareholders, may be taken by a written consent of the shareholders in the manner set forth in the certificate of formation. No written consent shall be effective to take the corporate action referred to therein unless written consents signed by a sufficient number of holders to take action are delivered to the Company in the manner required by Sections 6.201 and 6.202 of the TBOC within 60 days of the first date on which a written consent is so delivered to the Company. Any person executing a consent may provide, whether through instruction to an agent or otherwise, that such a consent will be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made, if evidence of such instruction or provision is provided to the Company. Unless otherwise provided, any such consent shall be revocable prior to its becoming effective. An electronic transmission consenting to an action to be taken and transmitted by a shareholder or proxy holder, or by a person or persons authorized to act for a shareholder or proxy holder, shall be deemed to be written and signed for purposes of this Section 1.10, provided that any such electronic transmission sets forth or is delivered with information from which the Company can determine (i) that the electronic transmission was transmitted by the shareholder or proxy holder or by a person or persons authorized to act for the shareholder or proxy holder and (ii) the date on which such shareholder or proxy holder or authorized person or persons transmitted such electronic transmission. A consent given by electronic transmission is delivered to the Company upon the earliest of (i) when the consent enters an information processing system, if any, designated by the Company for receiving consents, so long as the electronic transmission is in a form capable of being processed by that system and the Company is able to retrieve that electronic transmission; (ii) when a paper reproduction of the consent is delivered to the Company’s principal place of business or an officer or agent of the Company having custody of the book in which proceedings of meetings of shareholders are recorded; (iii) when a paper reproduction of the consent is delivered to the Company’s registered office in the State of Texas by hand or by certified or registered mail, return receipt requested; or (iv) when delivered in such other manner, if any, provided by resolution of the Board. A consent given by electronic transmission is delivered under this Section 1.10 even if no person is aware of its receipt. Receipt of an electronic acknowledgement from an information processing system establishes that a consent given by electronic transmission was received but, by itself, does not establish that the content sent corresponds to the content received. In the event that the Board shall have instructed the officers of the Company to solicit the vote or written consent of the shareholders of the Company, an electronic transmission of a shareholder written consent given pursuant to such solicitation, to be effective, must be delivered by electronic mail or facsimile telecommunications to the Secretary, the Chief Executive Officer or the President of the Company or to a person designated by the Company for receiving such consent, or delivered to an information processing system designated by the Company for receiving such consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those shareholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Company as provided in Sections 6.201 or 6.202 of the TBOC. In the event that the action which is consented to is such as would have required the filing of a certificate under any provision of the TBOC, if such action had been voted on by shareholders at a meeting thereof, the certificate filed under such provision shall state, in lieu of any statement required by such provision concerning any vote of shareholders, that written consent has been given in accordance with Sections 6.201 or 6.202 of the TBOC. For the avoidance of doubt, the provisions of Section 1.4 concerning advance notice of shareholder business or the nomination or election of directors shall not apply to any action by shareholder written consent. 1.11 Record Dates. In order that the Company may determine the shareholders entitled to notice of any meeting of shareholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the shareholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining shareholders entitled to notice of and to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on Annex C C-10 which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of shareholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for shareholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of shareholders entitled to vote in accordance with the provisions of Section 6.101 of the TBOC and this Section 1.11 at the adjourned meeting. In order that the Company may determine the shareholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date has been fixed by the Board, the record date for determining shareholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company in accordance with applicable law. If no record date has been fixed by the Board and prior action by the Board is required by law, the record date for determining shareholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board adopts the resolution taking such prior action. In order that the Company may determine the shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the shareholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining shareholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto. 1.12 Proxies. Each shareholder entitled to vote at a meeting of shareholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such shareholder by proxy authorized by a document or by an electronic transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after eleven (11) months from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Sections 21.368, 21.369 and 21.370 of the TBOC. 1.13 List of Shareholders Entitled to Vote. Not later than the eleventh (11th) day before the date of each meeting of the shareholders of the Company, an officer or agent having charge of the Company’s stock transfer records shall prepare an alphabetical list of the shareholders entitled to vote at such meeting or any adjournment or postponement thereof showing the address and the type and number of shares held by each shareholder. Such list shall be kept on file at the registered office or the principal executive office of the Company and shall be subject to inspection by any shareholder at any time during regular business hours for a period of at least ten (10) days prior to such meeting. Alternatively, the list of shareholders may be kept on a reasonably accessible electronic network, if the information required to gain access to the list is provided with the notice of the meeting. In the event that the corporation determines to make the list available on an electronic network, the Company may take reasonable steps to ensure that such information is available only to shareholders of the corporation. The original share transfer records shall be prima facie evidence as to (a) the identity of the shareholders entitled to vote at any meeting of shareholders and the number of shares held by each of them and (b) the identity of the shareholders entitled by this Section 1.13 to examine the list required by this Section 1.13. ARTICLE II - DIRECTORS 2.1 Powers. The business and affairs of the Company shall be managed by or under the direction of the Board, except as may be otherwise provided in the TBOC or the certificate of formation. 2.2 Number of Directors. The Board shall consist of one or more members, each of whom shall be a natural person. The number of directors shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires. 2.3 Election, Qualification and Term of Office of Directors. Except as provided in Section 2.4 of these bylaws, and subject to Sections 1.2 and 1.10 of these bylaws, directors shall be elected at each annual meeting of Annex C C-11 shareholders. Directors need not be shareholders unless so required by the certificate of formation or these bylaws. The certificate of formation or these bylaws may prescribe other qualifications for directors. Each director shall hold office until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal. 2.4 Resignation and Vacancies. Any director may resign at any time upon notice given in writing or by electronic transmission to the Company. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Unless otherwise provided in the certificate of formation or these bylaws, when one or more directors resign from the Board, effective at a future date, a majority of the directors then in office, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective. Unless otherwise provided in the certificate of formation, these bylaws or by the TBOC and subject to the rights of the holders of any one or more series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board shall be filled by a majority vote of the directors then in office, even if the remaining directors constitute less than a quorum of the Board, or by election at an annual or special meeting of shareholders called for that purpose. If at any time, by reason of death or resignation or other cause, the Company should have no directors in office, then any officer or any shareholder or an executor, administrator, trustee or guardian of a shareholder, or other fiduciary entrusted with like responsibility for the person or estate of a shareholder, may call a special meeting of shareholders in accordance with the provisions of the certificate of formation or these bylaws. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office and until such director’s successor is elected and qualified, or until such director’s earlier death, resignation or removal. Except as otherwise provided by the TBOC, during a period between two successive annual meetings of shareholders, the Board may not fill more than two vacancies created by an increase in the number of directors. 2.5 Place of Meetings; Meetings by Telephone. The Board may hold meetings, both regular and special, either within or outside the State of Texas. Unless otherwise restricted by the certificate of formation or these bylaws, members of the Board, or any committee designated by the Board or any subcommittee, may participate in a meeting of the Board, or any such committee or subcommittee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting. 2.6 Conduct of Business. Meetings of the Board shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in the absence of the foregoing persons by a chairperson designated by the Board, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting. 2.7 Regular Meetings. Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board. 2.8 Special Meetings; Notice. Special meetings of the Board for any purpose or purposes may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President, the Secretary or any two directors. Notice of the time and place of special meetings shall be: (i) delivered personally by hand, by courier or by telephone; (ii) sent by United States first-class mail, postage prepaid; or (iii) given by electronic transmission, directed to each director at that director’s address or telephone number, or by means of electronic transmission, as the case may be, as shown on the Company’s records. If the notice is delivered personally by hand, by courier, or by telephone, or given by means of electronic transmission, it shall be delivered, sent or otherwise directed to each director, as applicable, at least 24 hours Annex C C-12 before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice may be communicated to the director. The notice need not specify the place of the meeting (if the meeting is to be held at the Company’s principal executive office) nor the purpose of the meeting, to the fullest extent permitted by applicable law. 2.9 Quorum; Voting. At all meetings of the Board, the presence of at least a majority of the total authorized directorships shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. The affirmative vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the certificate of formation or these bylaws. If the certificate of formation provides that one or more directors shall have more or less than one vote per director on any matter, every reference in these bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors. 2.10 Board Action by Written Consent Without a Meeting. Unless otherwise restricted by the certificate of formation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee or subcommittee thereof, may be taken without a meeting if all members of the Board or committee or subcommittee, as the case may be, consent thereto in writing or by electronic transmission. Any person (whether or not then a director) may provide, whether through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made and such consent shall be deemed to have been given for purposes of this Section 2.10 at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee or subcommittee thereof, in the same paper or electronic form as the minutes are maintained. 2.11 Fees and Compensation of Directors. Unless otherwise restricted by the certificate of formation or these bylaws, the Board shall have the authority to fix the compensation of directors. 2.12 Removal of Directors. Subject to the rights of the holders of any one or more series of Preferred Stock then outstanding, any director or the entire Board may be removed, with or without cause, by the holders of a majority of the voting power of the shares then entitled to vote at an election of directors. No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office. ARTICLE III - COMMITTEES 3.1 Committees of Directors. The Board may designate one or more committees, each committee to consist of one or more of the directors of the Company. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) amend the certificate of formation, except to (x) establish series of shares, (y) increase or decrease the number of shares in a series or (z) eliminate a series of shares as authorized by Section 21.155 of the TBOC, (ii) propose a reduction of stated capital under Sections 21.253 and 21.254 of the TBOC, (iii) approve a plan of merger, share exchange, or conversion of the corporation, (iv) recommend to shareholders the sale, lease, or exchange of all or substantially all of the property and assets of the corporation not made in the usual and regular course of its business, (v) recommend to the shareholders a voluntary winding up and termination or a revocation of a voluntary winding up and termination, (vi) amend, alter, or repeal the bylaws or adopt new bylaws, (vii) fill vacancies on the Board, (viii) fill vacancies on or designate alternate members of a committee of the Board, (ix) fill a vacancy to be filled because of an increase in the number of directors, (x) elect or remove officers of the corporation or members or alternate members of a Annex C C-13 committee of the Board, (xi) set the compensation of the members or alternate members of a committee of the Board or (xii) alter or repeal a resolution of the Board that states that it may not be amended or repealed by a committee of the Board. 3.2 Committee Minutes. Each committee and subcommittee shall keep regular minutes of its meetings and report the same to the Board, or the committee, when required. 3.3 Meetings and Actions of Committees. A majority of the directors then serving on a committee or subcommittee shall constitute a quorum for the transaction of business by the committee or subcommittee, unless the certificate of formation, these bylaws, a resolution of the Board or a resolution of a committee that created the subcommittee requires a greater or lesser number, provided that in no case shall a quorum be less than 1/3 of the directors then serving on the committee or subcommittee. The vote of the majority of the members of a committee or subcommittee present at a meeting at which a quorum is present shall be the act of the committee or subcommittee, unless the certificate of formation, these bylaws, a resolution of the Board or a resolution of a committee that created the subcommittee requires a greater number. Meetings and actions of committees and subcommittees shall otherwise be governed by, and held and taken in accordance with, the provisions of: (i) Section 2.5 (Place of Meetings; Meetings by Telephone); (ii) Section 2.7 (Regular Meetings); (iii) Section 2.8 (Special Meetings; Notice); (iv) Section 2.9 (Quorum; Voting); (v) Section 2.10 (Board Action by Written Consent Without a Meeting); and (vi) Section 7.2 (Waiver of Notice) with such changes in the context of those bylaws as are necessary to substitute the committee or subcommittee and its members for the Board and its members. However: (i) the time and place of regular meetings of committees and subcommittees may be determined either by resolution of the Board or by resolution of the committee or subcommittee; (ii) special meetings of committees and subcommittees may also be called by resolution of the Board or the committee or subcommittee; and (iii) notice of special meetings of committees and subcommittees shall also be given to all alternate members, as applicable, who shall have the right to attend all meetings of the committee or subcommittee. The Board, or, in the absence of any such action by the Board, the committee or subcommittee, may adopt rules for the government of any committee or subcommittee not inconsistent with the provisions of these bylaws. Any provision in the certificate of formation providing that one or more directors shall have more or less than one vote per director on any matter shall apply to voting in any committee or subcommittee, unless otherwise provided in the certificate of formation or these bylaws. 3.4 Subcommittees. Unless otherwise provided in the certificate of formation, these bylaws or the resolutions of the Board designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee. ARTICLE IV - OFFICERS 4.1 Officers. The officers of the Company shall be a Chief Executive Officer and a Secretary. The Company may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, one or more Vice Presidents, a Chief Financial Officer, Chief Operating Officer, a Treasurer, one or more Assistant Treasurers, one or more Assistant Secretaries and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person. 4.2 Appointment of Officers. The Board shall appoint the officers of the Company, except such officers as may be appointed in accordance with the provisions of Section 4.3 of these bylaws. 4.3 Subordinate Officers. The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of Annex C C-14 the Company may require. Each of such officers and agents shall hold office for such period, have such authority and perform such duties as are provided in these bylaws or as the Board may from time to time determine. 4.4 Removal and Resignation of Officers. Any officer may be removed, either with or without cause, by the Board or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer upon whom such power of removal has been conferred by the Board or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof. Any officer may resign at any time by giving written notice to the Company. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party. 4.5 Vacancies in Offices. Any vacancy occurring in any office of the Company shall be filled by the Board or as provided in Section 4.3 of these bylaws. 4.6 Representation of Securities of Other Corporations or Entities. Unless otherwise directed by the Board, the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President or any other person authorized by the Board, the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President is authorized to vote, represent and exercise on behalf of the Company all rights incident to any and all shares or other securities or interests in, or issued by, any other entity or entities, and all rights incident to any management authority conferred on the Company in accordance with the governing documents of any entity or entities, standing in the name of the Company, including the right to act by written consent in lieu of a meeting. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority. 4.7 Authority and Duties of Officers. Except as otherwise provided in these bylaws, the officers of the Company shall have such powers and duties in the management of the Company as may be designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board. ARTICLE V - INDEMNIFICATION 5.1 Indemnification of Directors and Officers in Third Party Proceedings. Subject to the other provisions of this Article V, the Company shall indemnify, to the fullest extent permitted by the TBOC, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful. 5.2 Indemnification of Directors and Officers in Actions by or in the Right of the Company. Subject to the other provisions of this Article V, the Company shall indemnify, to the fullest extent permitted by the TBOC, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, Annex C C-15 despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. 5.3 Successful Defense. To the extent that a present or former director or officer of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding described in Section 5.1 or Section 5.2 of these bylaws, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. 5.4 Indemnification of Others. Subject to the other provisions of this Article V, the Company shall have power to indemnify its employees and agents to the extent not prohibited by the TBOC or other applicable law. The Board shall have the power to delegate to any person or persons the determination of whether employees or agents shall be indemnified. 5.5 Advanced Payment of Expenses. Expenses (including attorneys’ fees) actually and reasonably incurred by an officer or director of the Company in defending any Proceeding shall be paid by the Company in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses and any documentation as may be required by the TBOC) and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under this Article V or the TBOC. Such expenses (including attorneys’ fees) actually and reasonably incurred by former directors and officers or other employees and agents of the Company or by persons serving at the request of the Company as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the Company deems appropriate. The right to advancement of expenses shall not apply to any Proceeding (or any part of any Proceeding) for which indemnity is excluded pursuant to these bylaws, but shall apply to any Proceeding (or any part of any Proceeding) referenced in Section 5.6(ii) or Section 5.6(iii) of these bylaws prior to a determination that the person is not entitled to be indemnified by the Company. 5.6 Limitation on Indemnification. Subject to the requirements in Section 5.3 of these bylaws and the TBOC, the Company shall not be obligated to indemnify any person pursuant to this Article V in connection with any Proceeding (or any part of any Proceeding): (i) for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid; (ii) for an accounting or disgorgement of profits pursuant to Section 16(b) of the 1934 Act or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements); (iii) for any reimbursement of the Company by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the Company, as required in each case under the 1934 Act (including any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or the payment to the Company of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements); (iv) initiated by such person, including any Proceeding (or any part of any Proceeding) initiated by such person against the Company or its directors, officers, employees, agents or other indemnitees, unless (a) the Board authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (b) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law, (c) otherwise required to be made under Section 5.7 of these bylaws or (d) otherwise required by applicable law; or (v) if prohibited by applicable law. 5.7 Determination; Claim. If a claim for indemnification or advancement of expenses under this Article V is not paid by the Company or on its behalf within 90 days after receipt by the Company of a written request therefor, the claimant shall be entitled to an adjudication by a court of competent jurisdiction of his or her entitlement to such indemnification or advancement of expenses. To the extent not prohibited by law, the Company shall indemnify such person against all expenses actually and reasonably incurred by such person in connection with any action for indemnification or advancement of expenses from the Company under this Article V, to the extent such person is successful in such action. In any such suit, the Company shall, to the fullest extent Annex C C-16 not prohibited by law, have the burden of proving that the claimant is not entitled to the requested indemnification or advancement of expenses. 5.8 Non-Exclusivity of Rights. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article V shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of formation or any statute, bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. The Company is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advancement of expenses, to the fullest extent not prohibited by the TBOC or other applicable law. 5.9 Insurance. The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the TBOC. 5.10 Survival. The rights to indemnification and advancement of expenses conferred by this Article V shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. 5.11 Effect of Repeal or Modification. A right to indemnification or to advancement of expenses arising under a provision of the certificate of formation or a bylaw shall not be eliminated or impaired by an amendment to the certificate of formation or these bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred. 5.12 Certain Definitions. For purposes of this Article V, references to the “Company” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article V with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article V, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; references to “serving at the request of the Company” shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Company” as referred to in this Article V. ARTICLE VI - STOCK 6.1 Stock Certificates; No Partly Paid Shares. The shares of the Company shall be uncertificated, provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be represented by certificates. Unless otherwise provided by resolution of the Board, every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of, the Company by any two officers of the Company representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Company shall not have power to issue a certificate in bearer form. The Company may not issue the whole or any part of its shares as partly paid. 6.2 Special Designation on Certificates. If the Company is authorized to issue more than one class of stock or more than one series of any class, then the powers, designations, preferences and relative, participating, Annex C C-17 optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Company shall issue to represent such class or series of stock; provided that, except as otherwise provided in Section 3.202 of the TBOC, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate that the Company shall issue to represent such class or series of stock, a statement that the Company will furnish without charge to each shareholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the registered owner thereof shall be given a notice, in writing or by electronic transmission, containing the information required to be set forth or stated on certificates pursuant to this Section 6.2 or Section 3.205 of the TBOC or with respect to this Section 6.2 a statement that the Company will furnish without charge to each shareholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical. 6.3 Lost Certificates. Except as provided in this Section 6.3, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Company and cancelled at the same time. The Company may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Company may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares. 6.4 Dividends. The Board, subject to any restrictions contained in the certificate of formation or applicable law, may declare and pay dividends upon the shares of the Company’s capital stock. Dividends may be paid in cash, in property or in shares of the Company’s capital stock, subject to the provisions of the certificate of formation. The Board may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. 6.5 Stock Transfer Agreements. The Company shall have power to enter into and perform any agreement with any number of shareholders of any one or more classes of stock of the Company to restrict the transfer of shares of stock of the Company of any one or more classes owned by such shareholders in any manner not prohibited by the TBOC. 6.6 Registered Shareholders. The Company: (i) shall be entitled to treat the person registered on its books as the owner of any share or shares as the person exclusively entitled to receive dividends, vote, receive notifications and otherwise exercise all the rights and powers of an owner of such share or shares; and (ii) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Texas. 6.7 Transfers. Transfers of record of shares of stock of the Company shall be made only upon its books by the holders thereof, in person or by an attorney duly authorized, and, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer. ARTICLE VII - MANNER OF GIVING NOTICE AND WAIVER 7.1 Notice of Shareholders Meetings. Notice of any meeting of shareholders shall be given in the manner set forth in the TBOC. 7.2 Waiver of Notice. Whenever notice is required to be given under any provision of the TBOC, the certificate of formation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be Annex C C-18 deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting unless the person participates in or attends the meeting solely to object to the transaction of business at the meeting on the ground that the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the shareholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of formation or these bylaws. ARTICLE VIII - GENERAL MATTERS 8.1 Fiscal Year. The fiscal year of the Company shall be fixed by resolution of the Board and may be changed by the Board. 8.2 Seal. The Company may adopt a corporate seal, which shall be in such form as may be approved from time to time by the Board. The Company may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced. 8.3 Annual Report. The Company shall cause an annual report to be sent to the shareholders of the Company to the extent required by applicable law. If and so long as there are fewer than 100 holders of record of the Company’s shares, the requirement of sending an annual report to the shareholders of the Company is expressly waived (to the extent permitted under applicable law). 8.4 Construction; Definitions. Unless the context requires otherwise, the general provisions, rules of construction and definitions in the TBOC shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term “person” includes a corporation, any other entity and a natural person. 8.5 Election To Be Governed by Section 21.419 of the TBOC. The Corporation elects to be governed by Section 21.419 of the BOC. 8.6 Forum Selection. Unless the Company consents in writing to the selection of an alternative forum, the Texas Business Court in the First Division of the Texas Business Court (or, if the Texas Business Court does not have jurisdiction, the federal district court for the Northern District of Texas, Dallas Division or the state district court of Dallas County, Texas or another state court in Texas, provided, however, and for purposes of clarity, any suit, action or other proceeding shall only be brought before a state court in Dallas County, Texas, to the extent and only to the extent that the Texas Business Court and the Federal Court do not have jurisdiction over the same) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director, shareholder, officer or other employee of the Company to the Company or the Company’s shareholders, (c) any action asserting a claim against the Company or any current or former director, officer or other employee of the Company arising pursuant to any provision of the TBOC or the Certificate of Formation or the Bylaws (as each may be amended from time to time), (d) any action asserting an “internal entity claim” (as defined in Section 2.115 of the TBOC) or (e) any other action or proceeding in which the Texas Business Court has jurisdiction, except for, as to each of (a) through (e) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction. For the avoidance of doubt, nothing contained in this first paragraph of Section 8.6 shall apply to any action brought to enforce a duty or liability created by the Securities Act of 1933, as amended (the “1933 Act”), or the Exchange Act of 1934, as amended (the “1934 Act”), or any successor thereto. Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the 1933 Act or the 1934 Act. Any person or entity purchasing or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to the provisions of this Section 8.6. 8.7 Jury Trial Waiver. UNLESS THE COMPANY CONSENTS IN WRITING TO A JURY TRIAL, THE COMPANY AND EACH SHAREHOLDER, DIRECTOR, AND OFFICER OF THE COMPANY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY RIGHT THAT THE COMPANY OR SUCH PERSON MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL ACTION, PROCEEDING, CAUSE OF ACTION, COUNTERCLAIM, CROSS-CLAIM OR THIRD-PARTY CLAIM ARISING OUT OF OR RELATING TO ANY “INTERNAL ENTITY CLAIM” AS THAT TERM IS DEFINED IN SECTION 2.115 OF THE TBOC, AND TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, Annex C C-19

ANY OTHER LEGAL ACTION, PROCEEDING, CAUSE OF ACTION, COUNTERCLAIM, CROSS-CLAIM OR THIRD- PARTY CLAIM WITHIN THE SCOPE OF SECTION 8.7 AND EACH SHAREHOLDER AGREES THAT SUCH SHAREHOLDER’S HOLDING OR ACQUISITION OF SHARES OF STOCK OF THE COMPANY OR, TO THE EXTENT PERMITTED BY LAW, OPTIONS OR RIGHTS TO ACQUIRE SHARES OF STOCK OF THE COMPANY FOLLOWING THE ADOPTION OF THIS CERTIFICATE OF FORMATION CONSTITUTES SUCH SHAREHOLDER’S INTENTIONAL AND KNOWING WAIVER OF ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH CLAIMS. ARTICLE IX - AMENDMENTS These bylaws may be adopted, amended or repealed by the shareholders entitled in the manner specified in the certificate of formation. The Board shall have the power to make, alter and repeal the bylaws of the corporation, but bylaws made by the board may be altered or repealed, and new bylaws made by the shareholders. Annex C C-20

ARTICLES OF INCORPORATION OF NATURAL GAS SERVICES GROUP, INC. The undersigned, who, if a natural person, is eighteen years of age or older, hereby establishes a corporation pursuant to the Colorado Business Corporation Act, as amended, and adopts the following Articles of Incorporation: ARTICLE I. NAME The name of the corporation is Natural Gas Services Group, Inc. ARTICLE II. AUTHORIZED CAPITAL AND SHAREHOLDERS 1. The aggregate number of shares which the corporation shall have authority to issue is 30,000,000 shares of $0.01 par value common stock and 5,000,000 shares of $0.01 par value preferred stock. The preferred stock may be issued in any number of series, as determined by the board of directors. The board of directors may by resolution fix the designation and number of shares of any such series and may determine, alter or revoke the rights, including voting rights, preferences, privileges and restrictions pertaining to any wholly unissued shares. The board of directors may thereafter in the same manner increase or decrease the number of shares of any such series (but not below the number of shares of that series then outstanding). 2. Each shareholder of record shall have one vote for each share of stock standing in the shareholder's name on the books of the corporation and entitled to vote, except that in the election of directors each shareholder shall have as many votes for each share held by him as there are directors to be elected and for whose election the shareholder has a right to vote. Cumulative voting shall not be permitted in the election of directors or otherwise. 3. Unless otherwise ordered by a court of competent jurisdiction, at all meetings of shareholders a majority of the shares of a voting group entitled to vote at such meeting, represented in person or by proxy, shall constitute a quorum of that voting group. 4. Except as bylaws adopted by the shareholders may provide for a greater voting requirement and except as otherwise set forth herein, action on a matter is approved if a quorum exists and if the votes cast favoring the action exceed the votes cast opposing the action. Any bylaw adding, changing or deleting a greater quorum or voting requirement for shareholders shall meet the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever are greater. 5. Any action required or permitted to be taken by shareholders of the corporation must be taken at a duly called annual or special meeting of such shareholders and may not be taken by consent in writing by such shareholders. ARTICLE III. OFFICES AND REGISTERED AGENT 1. The street address of the initial registered office of the corporation is 4643 South Ulster Street, Suite 900, Denver, Colorado 80237, and the name of the initial registered agent at that address is Thomas S. Smith. The written consent of the initial registered agent to the appointment as such is stated below. 2. The address of the corporation's initial principal office is 2911 South County Road 1260, Midland, Texas 79706. ARTICLE IV. INCORPORATOR The name and address of the incorporator is Thomas S. Smith, 4643 South Ulster Street, Suite 900, Denver, Colorado 80237. ARTICLE V. PURPOSES The corporation shall have and may exercise all of the rights, powers and privileges now or hereafter conferred upon corporations organized under the laws of Colorado. In addition, the corporation may do everything necessary, suitable or proper for the accomplishment of any of its corporate purposes. The Annex D D-1 corporation may conduct part or all of its business in any part of Colorado, the United States or the world and may hold, purchase, mortgage, lease and convey real and personal property in any of such places. ARTICLE VI. PREEMPTIVE RIGHTS The corporation elects to have no preemptive rights. ARTICLE VII. BOARD OF DIRECTORS 1. The corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, a board of directors. 2. The number of directors of the corporation shall be fixed by the bylaws. Three directors shall constitute the initial board of directors. The following persons are elected to serve as the corporation's initial directors until the first annual meeting of shareholders or until their successors are duly elected and qualified: Name Address Wallace O. Sellers P.O. Box 106 6539 Upper York Road Solebury, Pennsylvania 18963-0106 Burnace Boles, Jr. 6225 Rider Road Odessa, Texas 79762 Wallace Sparkman 205 Del Mar Boulevard Corpus Christi, Texas 78404 The Board of Directors shall be divided into three (3) groups, each group to be as nearly equal in number as possible. The terms of office of directors of the first group are to expire at the first annual meeting of shareholders after their election, the terms of office of the second group are to expire at the second annual meeting after their election, and the terms of office of the third group are to expire at the third annual meeting after their election. Thereafter, each director shall serve for a term ending on the date of the third annual meeting of shareholders following the annual meeting at which such director was elected. This provision setting forth the division of directors into three groups cannot be amended or repealed by the directors and cannot be amended or repealed without the affirmative vote of the holders of at least 80% of the votes entitled to be cast in the election of directors. ARTICLE VIII. LIMITATION ON DIRECTOR LIABILITY A director of the corporation shall not be personally liable to the corporation or to its shareholders for monetary damages for breach of fiduciary duty as a director. However, this provision shall not eliminate or limit the liability of a director to the corporation or to its shareholders for monetary damages otherwise existing for (i) any breach of the director's duty of loyalty to the corporation or to its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) acts specified in Section 7-108-403 of the Colorado Business Corporation Act, as it may be amended from time to time; or (iv) any transaction from which the director directly or indirectly derived any improper personal benefit. If the Colorado Business Corporation Act is hereafter amended to eliminate or limit further the liability of a director, then, in addition to the elimination and limitation of liability provided by the preceding sentence, the liability of each director shall be eliminated or limited to the fullest extent permitted by the Colorado Business Corporation Act as so amended. Any repeal or modification of this Article VIII shall not adversely affect any right or protection of a director of the corporation under this Article VIII, as in effect immediately prior to such repeal or modification, with respect to any liability that would have accrued, but for this Article VIII, prior to such repeal or modification. Nothing contained herein will be construed to deprive any director of the director's right to all defenses ordinarily available to a director nor will anything herein be construed to deprive any director of any right the director may have for contribution from any other director or other person. ARTICLE IX. CONFLICTING INTEREST TRANSACTIONS AND INDEMNIFICATION The following provisions are inserted for the management of the business and for the conduct of the affairs of the corporation and the same are in furtherance of and not in limitation or exclusion of the powers conferred by law. Annex D D-2

1. Conflicting Interest Transactions. As used in this paragraph, "conflicting interest transaction" means any of the following: (i) a loan or other assistance by the corporation to a director of the corporation or to an entity in which a director of the corporation is a director or officer or has a financial interest; (ii) a guaranty by the corporation of an obligation of a director of the corporation or of an obligation of an entity in which a director of the corporation is a director or officer or has a financial interest; or (iii) a contract or transaction between the corporation and a director of the corporation or between the corporation and an entity in which a director of the corporation is a director or officer or has a financial interest. No conflicting interest transaction shall be void or voidable, be enjoined, be set aside or give rise to an award of damages or other sanctions in a proceeding by a shareholder or by or in the right of the corporation solely because the conflicting interest transaction involves a director of the corporation or an entity in which a director of the corporation is a director or officer or has a financial interest or solely because the director is present at or participates in the meeting of the corporation's board of directors or of the committee of the board of directors which authorizes, approves or ratifies a conflicting interest transaction or solely because the director's vote is counted for such purpose if: (A) the material facts as to the director's relationship or interest and as to the conflicting interest transaction are disclosed or are known to the board of directors or the committee and the board of directors or committee in good faith authorizes, approves or ratifies the conflicting interest transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum; or (B) the material facts as to the director's relationship or interest and as to the conflicting interest transaction are disclosed or are known to the shareholders entitled to vote thereon and the conflicting interest transaction is specifically authorized, approved or ratified in good faith by a vote of the shareholders; or (C) the conflicting interest transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes, approves or ratifies the conflicting interest transaction. 2. Loans and Guaranties for the Benefit of Directors. Neither the board of directors nor any committee thereof shall authorize a loan by the corporation to a director of the corporation or to an entity in which a director of the corporation is a director or officer or has a financial interest or authorize a guaranty by the corporation of an obligation of a director of the corporation or of an obligation of an entity in which a director of the corporation is a director or officer or has a financial interest, until at least ten days after written notice of the proposed authorization of the loan or guaranty has been given to the shareholders who would be entitled to vote thereon if the issue of the loan or guaranty were submitted to a vote of the shareholders. The requirements of this paragraph 2 are in addition to, and not in substitution for, the provisions of paragraph 1 of this Article IX. 3. Indemnification. The corporation shall indemnify, to the maximum extent permitted by law in effect from time to time, any person who is or was a director, officer, agent, fiduciary or employee of the corporation against any claim, liability or expense arising against or incurred by such person made party to a proceeding because such person is or was a director, officer, agent, fiduciary or employee of the corporation or because such person is or was serving another entity as a director, officer, partner, trustee, employee, fiduciary or agent at the corporation's request. The corporation shall further have the authority to the maximum extent permitted by law to purchase and maintain insurance providing such indemnification. 4. Negation of Equitable Interests in Shares or Rights. Unless a person is recognized as a shareholder through procedures established by the corporation pursuant to Section 7-107-204 of the Colorado Business Corporation Act or any similar law, the corporation shall be entitled to treat the registered holder of any shares of the corporation as the owner thereof for all purposes permitted by the Colorado Business Corporation Act including, without limitation, all rights deriving from such shares, and the corporation shall not be bound to recognize any equitable or other claim to, or interest in, such shares or rights deriving from such shares on the part of any other person including, without limitation, a purchaser, assignee or transferee of such shares, unless and until such other person becomes the registered holder of such shares or is recognized as such, whether or not the corporation shall have either actual or constructive notice of the claimed interest of such other person. By way of example and not of limitation, until such other person has become the registered holder of such shares or is recognized pursuant to Section 7-107-204 of the Colorado Business Corporation Act or any similar applicable law, such person shall not be entitled: (i) to receive notice of the meetings of the shareholders; (ii) to vote at such meetings; (iii) to examine a list of the shareholders; (iv) to be paid dividends or other distributions payable to shareholders; or (v) to own, enjoy and exercise any other rights deriving from such shares against the corporation. Nothing contained herein will be construed to deprive any beneficial shareholder, as defined in Section 7-113-101(1) of the Colorado Business Corporation Act, as amended from time to time, of any right such beneficial shareholder may have pursuant to Article 113 of the Colorado Business Corporation Act or any similar law subsequently enacted. Annex D D-3

DATED the 16th day of December, 1998. /s/ Thomas S. Smith ----------------------------------- Thomas S. Smith, Incorporator CONSENT OF REGISTERED AGENT Thomas S. Smith hereby consents to the appointment as the initial registered agent for Natural Gas Services Group, Inc. /s/ Thomas S. Smith ----------------------------------- Thomas S. Smith, Initial Registered Agent Annex D D-4

ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION OF NATURAL GAS SERVICES GROUP, INC. Pursuant to the provisions of the Colorado Business Corporation Act (the "Act"), the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation: FIRST: The name of the corporation is Natural Gas Services Group, Inc. SECOND: The following amendment to the Articles of Incorporation was duly adopted on March 31, 1999, by the shareholders and on March 17, 1999 by the directors of the corporation as prescribed by the Act. The number of votes cast for the amendment by each voting group entitled to vote separately on the amendment was sufficient for approval by that voting group. Article II, paragraph 5 of the Articles of Incorporation is amended in its entirety to read as follows: 5. Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof. Signature by facsimile shall be given the same force and effect as original signatures, and any consent in writing may be executed in counterparts. Dated the 31st day of March 1999. NATURAL GAS SERVICES GROUP, INC., a Colorado corporation By: /s/ Burnace J. Boles, Jr. -------------------------------- Burnace J. Boles, Jr., President Annex D D-5

Mail to: Secretary of State For office use only MUST BE TYPED FILING FEE: $5.00 MUST SUBMIT TWO COPIES ------ Corporations Section 1560 Broadway, Suite 200 Denver, CO 80202 (303) 894-2251 Fax (303) 894-2242 Please include a typed self addressed envelope STATEMENT OF CHANGE OF REGISTERED OFFICE OR REGISTERED AGENT, OR BOTH Pursuant to the provisions of the Colorado Business Corporation Act, the Colorado Nonprofit Corporation Act, the Colorado Uniform Limited Partnership Act of 1981 and the Colorado Limited Liability Company Act, the undersigned, organized under the laws of: Colorado ----------------------------------------------------------------------------- submits the following statement for the purpose of changing its registered office or its registered agent, or both, in the state of Colorado: FIRST: The name of the corporation, limited partnership or limited liability company is: Natural Gas Services Group, Inc. SECOND: Street address of current REGISTERED OFFICE is: 4643 S. Ulster Street, Suite 900, Denver, Colorado 80237 ------------------------------------------------------------------ (Include City, State, Zip) and if changed, the new street address is: 1899 Wynkoop Street, Suite 700, Denver, Colorado 80202 ------------------------------------------------------------------ (Include City, State, Zip) THIRD: The name of its current REGISTERED AGENT is: Thomas S. Smith and if changed, the new registered agent is: Theresa M. Mehringer Signature of New Registered Agent: /s/ Theresa M. Mehringer Principal place of business: 1899 Wynkoop Street, Suite 700, Denver, Colorado 80202 ------------------------------------------- (City, State, Zip) Annex D D-6

The address of its registered office and the address of the business office of its registered agent, as changed, will be identical. FOURTH: If changing the principal place of business address ONLY, the new address is: N/A Signature: /s/ Theresa M. Mehringer Title: Registered Agent Annex D D-7

Revised 719 Donetta Davidson SECRETARY OF STATE Denver, Colorado 80202 DEPARTMENT OF STATE 1560 Broadway Suite 200 Commercial Filings 303-894-2251 MEHRINGER THERESA M NATURAL GAS SERVICES GROUP, INC. 1899 WYNKOOP STREET STE 700 DENVER CO 80202 19981223954 DPC STATE/COUNTRY OF INC CO DELINQUENT PERIODIC REPORT FEE $25.00 DUE ON OR BEFORE 0513112001 PERIODIC REPORT , made pursuant to section 7-90-501, C.R.S., on behalf of the entity identified above. This report must be typed, or if legible, it may be manually printed. Execution (a signature) is not required. Report current information for the following items: no director, officer or any other information is required. 1. Name of individual completing Report: Sandra L. Potter 2. Name of entity's Registered Agent: Theresa M. Mehringer 3. Street Address of entity's Registered Office(must be in Colorado): 1899 Wynkoop Street, Suite 708 Denver, Co 80202 ----------------------------------------------------------------------------- If mail is undeliverable to this address, ALSO include a P.O. box address: 4. Address of entity's Principal Office: Same as registered agent Optional: 5. Additional mailing address for entity: Optional: 6. Entity's e-mail address If more space is required for any of the above items, continue on an attached 8 1/2 x 11 sheet and check here Deliver this Report to: Colorado Secretary of State 1560 Broadway Ste 200 Denver CO 80202-5169 Annex D D-8

Include the fee stated above ($25.00 ) made payable to: Colorado Secretary of State. This report must be received (not postmarked) on or before the due date stated above. For more information, call 303-894-2251, fax 303-894-2242, e-mail sos.business@state.co.us, or visit our Web site, www.sos.state.co.us . Annex D D-9

Mail to: Secretary of State For office use only MUST BE TYPED FILING FEE: $5.00 MUST SUBMIT TWO COPIES ------ Corporations Section 1560 Broadway, Suite 200 Denver, CO 80202 (303) 894-2251 Fax (303) 894-2242 Please include a typed self addressed envelope STATEMENT OF CHANGE OF REGISTERED OFFICE OR REGISTERED AGENT, OR BOTH Pursuant to the provisions of the Colorado Business Corporation Act, the Colorado Nonprofit Corporation Act, the Colorado Uniform Limited Partnership Act of 1981 and the Colorado Limited Liability Company Act, the undersigned, organized under the laws of: submits the following statement for the purpose of changing its registered office or its registered agent, or both, in the state of Colorado: FIRST: The name of the corporation, limited partnership or limited liability company is: Natural Gas Services Group, Inc. ------------------------------------------------------------------ SECOND: Street address of current REGISTERED OFFICE is: 1899 Wynkoop Street, Suite 700, Denver, Colorado 80202 ------------------------------------------------------------------ (Include City, State, Zip) and if changed, the new street address is: 370 17th Street, Suite 370, Denver, Colorado 80202 ------------------------------------------------------------------ (Include City, State, Zip) THIRD: The name of its current REGISTERED AGENT is: Theresa M. Mehringer and if changed, the new registered agent is: Thomas S. Smith Signature of New Registered Agent: /s/ Thomas S. Smith Principal place of business: 2911 SCR 1260, Midland, Texas 79706 ------------------------------------ (City, State, Zip) The address of its registered office and the address of the business office of its registered agent, as changed, will be identical. FOURTH: If changing the principal place of business address ONLY, the new address is: Signature: /s/ Wallace Sparkman Title: President Revised 7/97 Annex D D-10

ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION OF NATURAL GAS SERVICES GROUP, INC. Pursuant to the provisions of the Colorado Business Corporation Act, the undersigned Corporation adopts the following Articles of Amendment to its Articles of Incorporation: First: The name of the Corporation is Natural Gas Services Group, Inc. Second The following amendments to the Articles of Incorporation were duly adopted by the board of directors on July 25, 2001, in accordance with Section 7-106-102 of the Colorado Business Corporation Act. Article II of the Articles of Incorporation is hereby amended by adding the following Section II.6: Section 11.6 Convertible Series A Preferred Stock. Of the 5,000,000 shares of the Corporation's $0.01 par value preferred stock authorized, 1,177,000 shares of the Corporation's preferred stock shall consist of 10% Convertible Series A Preferred Stock ("Convertible Series A"). The rights, preferences, privileges and restrictions imposed upon the Convertible Series A are as follows: (a) Dividends. The holders of the Convertible Series A shall be entitled to receive, out of fluids legally available therefor, cumulative dividends at the rate of 10% percent of the Liquidation Value per annum in cash, when and if declared by the Board of Directors which shall be preferential to dividends on any Junior Securities. The dividend on the Convertible Series A shall be payable quarterly beginning 30 days after the last day of the first calendar quarter after the issuance of the Convertible Series A ("Original Issue Date") and 30 days after the end of each calendar quarter thereafter, when and if declared by the Board of Directors. Any dividends earned on the Convertible Series A from the Original Issue Date to the end of the first calendar quarter after the Original Issue Date, shall be earned pro rata from the Original Issue Date. If any dividends payable on the Convertible Series A are not paid for any reason, the right of the holders of the Convertible Series A to receive payment of such dividends shall not lapse or terminate, but said unpaid dividends shall accumulate and shall be paid without interest to the holders of the Convertible Series A, when and if declared by the Board of Directors of the Corporation, before any sum or sums shall be set aside for or applied to the purchase or redemption of the Convertible Series A or the purchase, redemption or other acquisition for value of any Junior Securities and before any dividend shall be paid or declared, or any other distribution shall be ordered or made, upon any Junior Securities. After cumulative dividends on the Convertible Series A for all past dividend periods and for the then current year dividend period shall have been declared and paid or set apart, if the Board of Directors may declare dividends out of funds legally available therefor, such additional dividends may be declared on any Junior Securities. "Junior Securities" as used herein means any of the Corporation's equity securities other than the Convertible Series A shares. (b) Liquidation and Dissolution. Upon the voluntary or involuntary liquidation, winding up or dissolution of the Corporation, out of the assets available for distribution to shareholders each share of Convertible Series A shall be entitled to receive, in preference to any payment on any Junior Securities of the Corporation, an amount equal to three dollars and twenty-five cents ($3.25) per share, plus cumulative dividends as provided in Section II.6(a) of this Article II accrued and unpaid to the date payment is made available to the Convertible Series A (the "Liquidation Value"). After the full preferential liquidation amount has been paid to, or determined and set apart for, Convertible Series A, the remaining assets shall be payable to the holders of the Corporation's Junior Securities. In the event the assets of the Corporation are insufficient to pay the full preferential liquidation amount required to be paid to the Convertible Series A, the Convertible Series A shall receive such funds pro rata on a share for share basis until the full liquidating preference on the Convertible Series A is paid in full. A reorganization described in (d)(iv)(6) below shall not be considered to be a liquidation, winding up or dissolution within the meaning of this Section II.6(b) of this Article II and the Convertible Series A shall be entitled only to the rights provided in the plan of reorganization. (c) Voting. A holder of a share of Convertible Series A shall be entitled to one vote on any and all matters, including the election of directors, and shall, except as otherwise may be provided by law, vote as a class with the holders of outstanding Common Stock. Annex D D-11

(d) Conversion Rights. The holders of Convertible Series A have the following conversion rights (the "Conversion Rights"): (i) Right to Convert. Subject to any prior automatic conversion under subsection (ii) immediately below, each share of Convertible Series A shall be convertible at the option of the holder, at the office of the Corporation or of any transfer agent for such Convertible Series A, as the case may be, into fully paid and nonassessable shares of Common Stock, at a conversion price of $3.25 per share, subject to adjustment pursuant to paragraph (d)(iv) below ("Conversion Price"). (ii) Automatic Conversion. Each share of Convertible Series A shall be automatically converted into Common Stock if, at any time after six months from the completion of the first offering by the Corporation, pursuant to a registration statement declared effective by the United States Securities and Exchange Commission, the closing market price of the Common Stock equals or exceeds 200% of the Conversion Price for 20 consecutive trading days. Upon the occurrence of such event, each share of Convertible Series A shall be converted into fully paid and nonassessable shares of Common Stock at the Conversion Price. (iii) Mechanics of Conversion. Before any holder of shares of Convertible Series A shall be entitled to convert the same into full shares of Common Stock pursuant to paragraph (d)(i) above, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such Convertible Series A, as the case may be, and shall give written notice to the Corporation at such office that the holder elects to convert the same and shall state therein the holder's name or the name or names of the holder's nominees in which the holder wishes the certificate or certificates for shares of Common Stock to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver or cause to be issued and delivered at such office to such holder, or to the holder's nominee or nominees, a certificate or certificates for the number of full shares of Common Stock to which the holder shall be entitled as aforesaid. A conversion pursuant to paragraph (d)(i) above shall be deemed to have occurred immediately prior to the close of business on the date of such surrender of the shares of Convertible Series A to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date. Upon automatic conversion of Convertible Series A into full shares of Common Stock pursuant to paragraph (d)(ii) above, the holder of the Convertible Series A shall, upon request by the Corporation, surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or any transfer agent for such Convertible Series A, as the case may be, and shall state therein the holder's name or the name or names of the holder's nominees in which the holder wishes the certificate or certificates for shares of Common Stock to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver or cause to be issued and delivered at such office to such holder, or to the holder's nominee or nominees, a certificate or certificates for the number of full shares of Common Stock to which the holder shall be entitled as aforesaid. Each holder of the Convertible Series A whose Convertible Series A is converted to Common Stock shall be entitled to, and the Corporation shall promptly pay in cash, or set aside for payment, all unpaid dividends with respect to such converted shares of the Convertible Series A, earned to and including the date of conversion. A holder of the Convertible Series A shall not be entitled to any remaining dividends with respect to the Convertible Series A so converted, but shall be entitled to receive, on the date of the conversion, the arrearages, if any, with respect to any shares of the Convertible Series A so converted. (iv) Adjustments to Conversion Price. (1) Special Definitions. For purposes of this paragraph (d), the "Original Issue Date" shall mean, the original date on which a share of Convertible Series A was first issued to each such shareholder and "Market Price" shall be determined as follows: Annex D D-12

a) if the Common Stock is listed and registered on any national securities exchange or traded on The Nasdaq Stock Market ("Nasdaq"), the closing bid price; b) if such Common Stock is not at the time listed on any such exchange or traded on Nasdaq but is traded on the OTC Bulletin Board, or if not, on the over the-counter market as reported by the National Quotation Bureau or other comparable service, the closing bid price for such stock; or c) if clauses a) and b) above are not applicable, the fair value per share of such Common Stock as determined in good faith and on a reasonable basis by the Board of Directors of the Corporation. (2) Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the applicable Conversion Price then in effect immediately before that subdivision shall be proportionately decreased and, conversely, if the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding, shares pf Common Stock, the applicable Conversion Price then in effect immediately before the combination shall be proportionately increased. Any adjustments under this paragraph (d)(iv)(2) shall become effective at the close of business on the date the subdivision or combination becomes effective. (3) Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time, or from time to time, after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in shares of Common Stock, then and in each event the applicable Conversion Price then in effect shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction: a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution; provided, however, if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this paragraph (d)(iv)(3) as of the time of actual payment of such dividends or distributions. (4) Adjustment for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation other than shares of Common Stock, then and in such event provisions shall be made so that the holders of Convertible Series A shall receive upon conversion thereof in addition to the number of shares of Common Stock receivable thereon, the amount of securities of the Corporation which they would have received had their Convertible Series A been converted into Common Stock on the date of such event and had thereafter, during the period from the date of such event to and including the conversion date, retained such securities (together with any distributions payable thereon during such period) receivable by them as aforesaid during such period, giving application to all adjustments called for during such period Annex D D-13 under this paragraph (d) with respect to the rights of the holders of the Convertible Series A. (5) Adjustment for Reclassification, Exchange, or Substitution. If the Common Stock issuable upon the conversion of the Convertible Series A at any time or from time to time after the Original Issue Date, shall be changed into the same or different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividends provided for in paragraphs (d)(iv)(2) and (3) above, or a reorganization, merger, consolidation, or sale of assets provided for in paragraph (d)(iv)(6) below, then, and in each such event, provisions shall be made (by adjustment to the Conversion Price or otherwise) so that the holder of each share of Convertible Series A shall have the right thereafter to convert each share of Convertible Series A into the kind and amount of shares of stock and other securities receivable upon such reorganization, reclassification, or other change, by holders of the number of shares of Common Stock into which such share of Convertible Series A might have been converted immediately prior to such reorganization, reclassification, or change, all subject to further adjustment as provided herein. (6) Adjustment for Reorganization. Merger, Consolidation or Sales of Assets. If at any time or from time to time after the Original Issue Date, there shall be a capital reorganization of the Corporation (other than a subdivision, combination, reclassification, exchange or substitution of shares provided for in paragraphs (d)(iv)(2) and (5) above) or a merger or consolidation of the Corporation with or into another corporation, or the sale of all or substantially all of the Corporation's properties and assets to any other person or entity, then, as a part of such reorganization, merger, consolidation, or sale, provision shall be made (by adjustment to the Conversion Price or otherwise) so that the holders of the Convertible Series A shall thereafter be entitled to receive upon conversion of the Convertible Series A, the number and kind of shares of stock or other securities or property of the Corporation, or of any successor corporation resulting from such merger or consolidation or sale, to which a holder of Common Stock deliverable upon conversion of such shares would have been entitled if such capital reorganization, merger, consolidation, or sale occurred on the date of the conversion. (7) Adjustment for Public Offering of Common Stock. If the Corporation completes a public offering of Common Stock at a price less than 150/ of the Conversion Price, the Conversion Price will be reduced to the price at which such public offering is completed. (8) Adjustment for Investments. If the Corporation should at any time receive any investment in the Corporation (other than through the conversion of convertible securities or the exercise of options or warrants outstanding before the Original Issue Date at a price equivalent to less than the Conversion Price in effect immediately prior to the time that the investment is made, the Conversion Price shall be automatically adjusted to a price (computed to the nearest cent) determined by dividing (i) the sum of (x) the number of shares of Common Stock outstanding immediately prior to such investment multiplied by the Conversion Price in effect immediately prior to such. investment, and (y) the consideration, if any, received by the Corporation through the investment, by (ii) the total number of shares of Common Stock outstanding immediately after such investment. For purposes of this paragraph 8, the following provisions shall also be applicable: (A) Rights, Options, or Warrants. In case the Corporation shall in any manner grant any right to subscribe for or to purchase, or any option or warrant for the purchase of shares of Common Stock or for the purchase of any stock or securities convertible into or exchangeable for shares of Common Stock (such convertible or exchangeable stock or securities being hereinafter referred to as the "Underlying Convertible Securities") and if the minimum price per share for which shares of Common Stock are issuable, pursuant to such rights, options, Annex D D-14 warrants or upon conversion or exchange of such Underlying Convertible Securities (determined by dividing (i) the total amount, if any, received or receivable by the Corporation as consideration for the granting of such rights, options, or warrants plus the minimum aggregate amount of additional consideration payable to the Corporation upon the exercise of such rights, options. or warrants under the terms of such rights, options, or warrants at the time of making such computation, plus, in the case of such Underlying Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable upon the conversion or exchange thereof under the terms of such Underlying Convertible Securities at the time of making such computation, by (ii) the total maximum number of shares of Common Stock issuable pursuant to such rights, options, or warrants or upon the conversion or exchange of the total maximum amount of such Underlying Convertible Securities issuable upon the exercise of such rights, options, or warrants under the terms of such rights, options, warrants or Underlying Convertible Securities at the time of making such computation) shall be less than the Conversion Price in effect immediately prior to the time of the granting of such rights or options, then the total maximum number of shares of Common Stock issuable pursuant to such rights, options, warrants or upon conversion or exchange of the total maximum amount of such Underlying Convertible Securities issuable upon the exercise of such rights, options, or warrants under the terms of such rights, options, warrants or Underlying Convertible Securities at the time of making such computation shall (as of the date of granting of such rights, options, or warrants) be deemed to be outstanding and to have been issued for said price per share as so determined and the Conversion Price shall be adjusted as provided above; provided, that no further adjustment of the Conversion Price shall be made upon the actual issue of shares of Common Stock so deemed to have been issued unless the price per share received by the Corporation upon the actual issuance of shares of Common Stock so deemed to be issued differs from the price per share which was last used to adjust the Conversion Price or unless by the terms of such rights, options or warrants or Underlying Convertible Securities the price per share which the Corporation will receive upon any such issuance of shares of Common Stock differs from the price per share which was last used to adjust the Conversion Price, in either of which events the Conversion Price. shall be adjusted upon the occurrence of either such event to reflect the new price per share of Common Stock; and further provided, that, upon the expiration of such rights (including rights to convert or exchange), options or warrants (a) the number of shares of Common Stock deemed to have been issued and outstanding by reason of the fact that they were issuable pursuant to such rights, options, or warrants (including rights to convert or exchange) that were not exercised, shall no longer be deemed to be issued and outstanding, and (b) the Conversion Price shall forthwith be adjusted to the price which would have prevailed had all adjustments been made on the basis of the issue only of the shares of Common Stock actually issued upon the exercise of such rights, options, or warrants or upon conversion or exchange of such Underlying Convertible Securities. (B) Convertible Securities. If the Corporation shall in any manner issue or sell any Convertible Securities other than the rights, options, or warrants described in Section 8(A) hereof and if the minimum price per share for which shares of Common Stock are issuable upon conversion or exchange of such Convertible Securities (determined by dividing (i) the total amount received or receivable by the Corporation as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Corporation upon the conversion or exchange thereof under the terms of such Convertible Securities at the time of making such computation, by (ii) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities under the terms of such Convertible Securities at the time of making such computation) shall be less than the Conversion Price in effect immediately Annex D D-15 prior to the time of such issue or sale, then the total maximum number of shares of Common Stock issuable upon conversion or exchange of all such Convertible Securities at the time of making such computation shall (as of the date of the issue or sale of such Convertible Securities) be deemed to be outstanding and to have been issued for said price per share as so determined and the Conversion Price shall be adjusted as provided above; provided, that no further adjustment of the Conversion Price shall be made upon the .actual issue of shares of Common Stock so deemed to have been issued unless the price per share received by the Corporation upon the actual issuance of shares of Common Stock so deemed to be issued differs from the price per share which was last used to adjust the Conversion Price or unless by the terms of such Convertible Securities the price per share which the Corporation will receive upon any such issuance of shares of Common Stock differs from the price per share which was last used to adjust the Conversion Price, in either of which events the Conversion Price shall be adjusted upon the occurrence of either such event to reflect the new price per share of Common Stock; and, further provided that if any such issue or sale of such Convertible Securities is made upon exercise of any right to subscribe for or to purchase or any option to purchase any such Convertible Securities for which an adjustment of the Conversion Price has been or is to be made pursuant to the provisions of Section 8(A) then no further adjustment of the Conversion Price shall be made by reason of such issue or sale unless the price per share received by the Corporation upon the conversion or exchange of such Convertible Securities when actually issued differs from the price per share which was last used to adjust the Conversion Price or unless by the terms of such Convertible Securities the price per share which the Corporation will receive upon any such issuance of shares of Common Stock upon conversion or exchange of such Convertible Securities differs from the price per share which was last used to adjust the Conversion Price, in either of which events the Conversion Price shall be adjusted upon the occurrence of either of such events to reflect the new price per share of Common Stock; and, further provided, that upon the termination of the right to convert or to exchange such Convertible Securities for shares of Common Stock, (a) the number of shares of Common Stock deemed to have been issued and outstanding by reason of the fact that they were issuable upon conversion or exchange of any such Convertible Securities, which were not so converted or exchanged, shall no longer be deemed to be issued and outstanding, and (b) the Conversion Price shall forthwith be adjusted to the price which would have prevailed had all adjustments been made on the basis of the issue only of the number of shares of Common Stock actually issued upon conversion or exchange of such Convertible Securities. (C) Determination of Issue Price. In case any shares of Common Stock or Convertible Securities of the Corporation shall be issued for cash, the consideration received therefor, which shall be the gross sales price for such security without deducting therefrom any commission or other expenses paid or incurred by the Corporation for any underwriting of, or otherwise in connection with, the issuance thereof, shall be deemed to be the amount received by the Corporation therefor. In case any shares of Common Stock or Convertible Securities shall be issued for a consideration part or all of which shall be other than cash, then, for the purpose of this Section 8, the Board of Directors of the Corporation shall determine the fair value of such consideration, irrespective of accounting treatment, and such shares of Common Stock or Convertible Securities shall be deemed to have been issued for an amount of cash equal to the value so determined by the Board of Directors. The reclassification of securities other than shares of Common Stock into securities including shares of Common Stock shall be deemed to involve the issuance for a consideration other than cash of such shares of Common Stock immediately prior to the close of business on the date fixed for the determination of security holders entitled to receive such shares of Common Stock. In case any shares of Common Stock or Convertible Securities shall be issued together with other stock or securities or Annex D D-16 other assets of the Corporation for consideration, the Board of Directors of the Corporation shall determine what part of the consideration so received is to be deemed to be consideration for the issue of such shares of Common Stock or Convertible Securities. (D) Determination of Date of Issue. In case the Corporation shall take a record of the holders of shares of Common Stock for the purpose of entitling them (i) to receive a dividend or other distribution payable in shares of Common Stock or in Convertible Securities or (ii) to subscribe for or purchase shares of Common Stock or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be. (E) Treasury Shares. Shares of Common Stock at any relevant time owned or held by, or for the account of, the Corporation shall not be deemed outstanding. (v) No Impairment. The Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this paragraph (d) and in the taking of all such action as may be necessary or appropriate, in order to protect the conversion rights of the holders of the Convertible Series A against impairment. (vi) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price or any other adjustment pursuant to this paragraph (d), the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish (in accordance with subsection (viii) below) to each holder of such Convertible Series A a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall furnish (in accordance with subsection (viii) below) or cause to be furnished to such holder a like certificate setting forth the (i) such adjustment and readjustment, (ii) the Conversion Price at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of such Convertible Series A. (vii) Notices of Record Date. In the event that: (1) the Corporation shall set a record date for the purpose of entitling the holders of its shares of Common Stock to receive a dividend, or other distribution, payable otherwise than in cash; (2) the Corporation shall set a record date for the purpose of entitling the holders of its shares of Common Stock to subscribe for or purchase any shares of any class or to receive any other rights; (3) there shall occur any capital reorganization of the Corporation, reclassification of the shares of the Corporation (other than a subdivision or combination of its outstanding common stock), consolidation or merger of the Corporation with or into another corporation or conveyance of all or substantially all of the assets of the Corporation to another person or entity; or (4) there shall occur a voluntary or involuntary dissolution, liquidation, or winding up of the Corporation; then, and in any such case, the Corporation shall cause to be mailed to the holders of record of the outstanding shares of the Convertible Series A, at least 10 days prior to the date hereinafter specified, a notice stating (a) the date which (x) has been set as the record date for the purpose of such dividend, distribution, or rights, or Annex D D-17

(y) such reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation or, winding up is to take place and (b) the record date as of which holders of Common Stock of record shall be entitled to other property deliverable upon such reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up. (viii) Notices. Any notice required by the provisions of this paragraph (d) to be given to the holders of shares of Convertible Series A shall be in writing and shall be delivered by personal service or agent, or by registered or certified mail, return receipt requested, with postage thereon fully prepaid. All such communications shall be addressed to each holder of record at its address appearing on the books of the Corporation. Service of any such communication made only by mail shall be deemed complete on the date of actual delivery as shown by the addressee's registry or certification receipt. (xi) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of Convertible Series A. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to the product of such fraction multiplied by the Market Price of one share of the Corporation's Common Stock on the date of conversion. (x) Payment of Taxes. The Corporation will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Convertible Series A, including without limitation any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of the Convertible Series A so converted were registered. (xi) Reservation of Common Stock. The Corporation shall at all times reserve and keep available, out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Convertible Series A, the full number of shares of Common Stock deliverable upon the conversion of all shares of Convertible Series A from time to time outstanding. The Corporation shall from time to time increase the authorized number of shares of Common Stock if the remaining unissued authorized shares of Common Stock shall not be sufficient to permit the conversion of all of the Convertible Series A at the time outstanding. (xii) Retirement of Convertible Series A Converted. No shares of Convertible Series A that have been converted shall ever again be reissued, and all such shares so converted shall, upon such conversion, cease to be a part of the authorized shares of the Corporation. (e) No Preemptive Rights. No holder of the Convertible Series A shall be entitled as of right to subscribe for, purchase, or receive any part of any new or additional shares of any class, whether now or hereafter authorized, or of bonds, debentures, or other evidences of indebtedness convertible into or exchangeable for shares of any class, but all such new or additional shares of any class, or bonds, debentures, or other evidences of indebtedness convertible into or exchangeable for shares, maybe issued and disposed of by the Board of Directors on such terms and for such consideration (to the extent permitted by law), and to such person or persons as the Board of Directors in their absolute discretion may deem advisable. (f) Replacement. Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder will be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing Convertible Series A shares, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation, or, in the case of any such mutilation upon surrender of such certificate, the Corporation will (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of Convertible Series A shares represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate. Annex D D-18

Dated: July 25, 2001 NATURAL GAS SERVICES GROUP INC., a Colorado corporation By: /s/ Wayne L. Vinson -------------------------------- Wayne L. Vinson, President Annex D D-19

Mail to: Secretary of State For office use only MUST BE TYPED FILING FEE: $5.00 MUST SUBMIT TWO COPIES ------ Corporations Section 1560 Broadway, Suite 200 Denver, CO 80202 (303) 894-2251 Fax (303) 894-2242 Please include a typed self addressed envelope STATEMENT OF CHANGE OF REGISTERED OFFICE OR REGISTERED AGENT, OR BOTH Pursuant to the provisions of the Colorado Business Corporation Act, the Colorado Nonprofit Corporation Act, the Colorado Uniform Limited Partnership Act of 1981 and the Colorado Limited Liability Company Act, the undersigned, organized under the laws of: submits the following statement for the purpose of changing its registered office or its registered agent, or both, in the State of Colorado: FIRST: The name of the corporation, limited partnership or limited liability company is: Natural Gas Services Group, Inc. -------------------------------------------------------------------- SECOND: Street address of current REGISTERED OFFICE is: 370 17th Street, Suite 370, Denver, Colorado 80202 ------------------------------------------------------------------- (Include City, State, Zip)and if changed, the new street address is: 370 17th Street, Suite 370, Denver, Colorado 80202 ------------------------------------------------------------------- (Include City, State, Zip)THIRD: The name of its current REGISTERED AGENT is: Thomas S. Smith and if changed, the new registered agent is: Signature of New Registered Agent: Principal place of business: 2911 SCR 1260, Midland, Texas 79706 --------------------------------------------- (City, State, Zip) The address of its registered office and the address of the business office of its registered agent, as changed, will be identical. FOURTH: If changing the principal place of business address ONLY, the new address is: Signature: /s/ Wallace Sparkman Title: President Revised 7/97 Annex D D-20

STATE OF COLORADO DONETTA DAVIDSON SECRETARY OF STATE 1560 BROADWAY STE 200 DENVER, CO 80202-5169 RETURN SERVICE REQUESTED PERIODIC REPORT Fee $25.00 due on or before 02/28/2003 20021334763 M $ 25.00 SECRETARY OF STATE 2-04-2002 15:34:29 19981223954 DPC STATE/COUNTRY OF INC. CO. NATURAL GAS SERVICES GROUP SMITH THOMAS S 370 17th STREET STE 4700 DENVER CO 80202 Annex D D-21

Official Business - Colorado Secretary of State Save $$!E-file this report at www.sos.state.co.us/periodic-report This is a PERIODIC REPORT made on behalf of the entity identified on the reverse side. This Report must be typed or, if legible, it may be hand written. Report current information for the following items. Complete items 1 through 4 or this Report will be rejected. All addresses must be complete. 1. Name of individual completing Report: Thomas S. Smith 2. Name of entity's Registered Agent: Thomas S. Smith, Esq. 3. Street Address of entity's Registered Office(must be in Colorado): 370 17th St., Suite 4700 Denver, Co 80202 ----------------------------------------------------------------------------- If mail is undeliverable to this address, ALSO include a P.O. box address: 4. Address of entity's Principal Office: Same as registered agent Optional: 5. Additional mailing address for entity: Optional: 6. Entity's e-mail address If more space is required for any of the above items, continue on an attached 8 1/2 x 1 I sheet and check here Deliver this Report to: Colorado Secretary of State 1560 Broadway Ste 200 Denver CO 80202-5169 Include the fee stated on reverse, payable to: Colorado Secretary of State. This report must be received (not postmarked) on or before the due date stated on the reverse side. For more information, call 303-894-2200 press 2, fax 303-869-4864, e-mail sos.business@state.co.us, or visit our Web site, www.sos.state.co.us and view existing information. No Signature Required Form 7.90.501.1 revised 9/11/200 STATEMENT OF CHANGE OF REGISTERED OFFICE OR REGISTERED AGENT, OR BOTH Pursuant to Title 7, Colorado Revised Statutes (C.R.S.), the individual named below causes the following statement to be delivered to the Colorado Secretary of State for filing: 1. The name of the entity is: NATURAL GAS SERVICES GROUP' INC. 2. The entity is organized under the laws of: THE STATE OF COLORADO 3. The street address of its current registered office is: 370 17th STREET SUITE 4700 DENVER' CO 80202 4. The street address of the new registered office is: 1625 BROADWAY' SUITE 1600 DENVER' CO 80202 5. The name of its current registered agent is: THOMAS S. SMITH 6. The name of its new registered agent is: THOMAS S. SMITH 7. If the registered agent is changing the street address of the registered agent's business address' notice of the change has been given to the above named entity. 8. The street addresses of its registered office and of the business office of its registered agent' as changed' will be identical. 9. The (a) name' and (b) mailing address' of the individual who causes this document to be delivered for filing' and to whom the Secretary of State may deliver notice if filing of this document is refused' are: THOMAS S. SMITH' ESQ. c/o JONES & KELLER' P.C.' 1625 BROADWAY' SUITE 1600' DENVER' COLORADO 80202. Annex D D-22

ARTICLES OF AMENDMENT TO THE AMENDED ARTICLES OF INCORPORATION OF NATURAL GAS SERVICES GROUP' INC. Pursuant to the provisions of the Colorado Business Corporation Act' the undersigned Corporation adopts the following Articles of Amendment to tis Amended Articles of Incorporation: FIRST: The name of the Corporation is Natural Gas Services Group' Inc. SECOND: The following amendment to the Amended Articles of Incorporation was duly adopted by a vote of the shareholders at a meeting held on June 18' 2003; and the number of votes cast for the amendment by each voting group was sufficient for approval by that voting group. The first paragraph of Section II.6 of Article II of the Articles of Incorporation is hereby amended to change the number of shares of 10% Convertible Series A Preferred Stock from 1'177'000 to 381'654. The (a) name' and (b) mailing address' of the individual who caused this document to be delivered for filing' and to whom the Secretary of State may deliver notice of filing if this document is refused' is: Scott W. Sparkman' Secretary' Natural Gas Services Group' Inc.' 2911 South County Road 1260' Midland, Texas 79706 Annex D D-23

ARTICLES OF MERGER MERGING GREAT LAKES COMPRESSION, INC. INTO NATURAL GAS SERVICES GROUP, INC. ARTICLES OF MERGER entered into this 3rd day of December, 2003, by and between Natural Gas Services Group, Inc., a Colorado corporation, and Great Lakes Compression, Inc., a Colorado corporation. THIS IS TO CERTIFY: FIRST: NATURAL GAS SERVICES GROUP, INC., a corporation incorporated under the Colorado Business Corporation Act on December 17, 1998 and existing under the laws of the State of Colorado (hereinafter sometimes referred to as the "Parent Corporation"), and Great Lakes Compression, Inc., a corporation incorporated under the Colorado Business Corporations Act on February 6, 2001 and existing under the laws of the State of Colorado (hereinafter sometimes referred to as the "Subsidiary Corporation") agree that the Subsidiary Corporation shall be merged into the Parent Corporation. The terms and conditions of the merger and the mode of carrying the same into effect are as herein set forth in these Articles of Merger. In addition, the Plan of Merger, as required by Sections 7=111=104 and 7=111=105(a) of the Colorado Business Corporations Act, is set forth below and contained within these Articles of Merger. SECOND: The Parent Corporation shall survive the merger and continue under the name of "NATURAL GAS SERVICES GROUP, INC." THIRD: The parties to these Articles of Merger are Parent Corporation and Subsidiary Corporation. FOURTH: No amendment is made to the Articles of Incorporation of Parent Corporation, the surviving corporation, as part of the merger. FIFTH: The total number of shares of stock of all classes that the Parent Corporation has authority to issue is 30,000,000 shares of common stock and 5,000,000 shares of preferred stock. The total number of shares of stock of all classes which the Subsidiary Corporation has authority to issue is 15,000 shares of common stock and 1,000 shares of preferred stock (hereinafter referred to as the "Subsidiary Stock"). SIXTH: Immediately before the merger, 100% of the outstanding shares of each class of the Subsidiary Corporation were owned by the Parent Corporation. SEVENTH: All issued shares of the Subsidiary Stock which are owned by the Parent Corporation, and all shares of the Subsidiary Stock held in its treasury, on the date of the merger shall be cancelled without consideration on the effective date of the merger. EIGHTH: The principal office of the Subsidiary Corporation is located at 2911 SCR 1260, Midland, Texas 79706. NINTH: The name and address of the registered agent of the Parent Corporation in Colorado, the State of its incorporation, service of process upon whom shall bind such corporation in any action, suit or proceeding pending at the time of filing these Articles of Merger or thereafter instituted or filed against it, are: Thomas S. Smith, 1625 Broadway, Suite 1600, Denver, CO 80202. TENTH: These Articles of Merger and the merger were not required to be approved by either the shareholder of the Subsidiary Corporation or the shareholders of the Parent Corporation. ELEVENTH: These Articles of Merger and the merger to be effected hereby were duly advised, authorized and approved by resolution adopted by a majority vote of the entire board of directors of the Parent Corporation on December 3, 2003, and thus the merger was authorized and approved by the Parent Corporation in the manner and by the vote required by the laws of the State of Colorado and by the Articles of Incorporation and Bylaws of said corporation. The approval of these Articles of Merger was duly authorized by all action required by the laws under which Parent Corporation was incorporated or organized and by its constituent documents. TWELFTH: The effective date of this merger shall be on January 1, 2004, and such effective date complies with Section 7-111-104(5) of the Colorado Business Corporations Act. THIRTEENTH: The (a) name, and (b) mailing address, of the individual who caused this document to be delivered for filing, and to whom the Secretary of State may deliver notice if filing of this document is refused, is: Scott W. Sparkman, Secretary, Natural Gas Services Group, Inc., 2911 South County Road 1260, Midland, Texas 79706. Annex D D-24

FOURTEENTH: Parent Corporation will be responsible for the payment of all fees and franchise taxes of the Subsidiary Corporation and Parent Corporation will be obligated to pay such fees and franchise taxes if the same are not timely paid. Annex D D-25

ARTICLES OF MERGER MERGING NGE LEASING, INC. INTO NATURAL GAS SERVICES GROUP, INC. ARTICLES OF MERGER entered into this 3rd day of December, 2003, by and between Natural Gas Services Group, Inc., a Colorado corporation, and NGE Leasing, Inc., a Texas corporation. THIS IS TO CERTIFY: FIRST: NATURAL GAS SERVICES GROUP, INC., a corporation incorporated under the Colorado Business Corporation Act on December 17, 1998 and existing under the laws of the State of Colorado (hereinafter sometimes referred to as the "Parent Corporation"), and NGE Leasing, Inc., a corporation incorporated under the Texas Business Corporations Act on February 5, 1996 and existing under the laws of the State of Texas (hereinafter sometimes referred to as the "Subsidiary Corporation") agree that the Subsidiary Corporation shall be merged into the Parent Corporation. The terms and conditions of the merger and the mode of carrying the same into effect are as herein set forth in these Articles of Merger. In addition, the Plan of Merger, as required by Sections 7-111-104 and 7-111-105(a) of the Colorado Business Corporations Act, is set forth below and contained within these Articles of Merger. SECOND: The Parent Corporation shall survive the merger and continue under the name of "NATURAL GAS SERVICES GROUP, INC." THIRD: The parties to these Articles of Merger are Parent Corporation and Subsidiary Corporation. FOURTH: No amendment is made to the Articles of Incorporation of Parent Corporation, the surviving corporation, as part of the merger. FIFTH: The total number of shares of stock of all classes that the Parent Corporation has authority to issue is 30,000,000 shares of common stock and 5,000,000 shares of preferred stock. The total number of shares of stock of all classes which the Subsidiary Corporation has authority to issue is 1,000 shares of common stock (hereinafter referred to as the "Subsidiary Stock"). SIXTH: Immediately before the merger, 100% of the outstanding shares of each class of the Subsidiary Corporation were owned by the Parent Corporation. SEVENTH: All issued shares of the Subsidiary Stock which are owned by the Parent Corporation, and all shares of the Subsidiary Stock held in its treasury, on the date of the merger shall be cancelled without consideration on the effective date of the merger. EIGHTH: The principal office of the Subsidiary Corporation is located at 2911 SCR 1260, Midland, Texas 79706. NINTH: The name and address of the registered agent of the Parent Corporation in Colorado, the State of its incorporation, service of process upon whom shall bind such corporation in any action, suit or proceeding pending at the time of filing these Articles of Merger or thereafter instituted or filed against it, are: Thomas S. Smith, 1625 Broadway, Suite 1600, Denver, CO 80202. TENTH: These Articles of Merger and the merger were not required to be approved by either the shareholder of the Subsidiary Corporation or the shareholders of the Parent Corporation. ELEVENTH: These Articles of Merger and the merger to be effected hereby were duly advised, authorized and approved by resolution adopted by a majority vote of the entire board of directors of the Parent Corporation on December 3, 2003, and thus the merger was authorized and approved by the Parent Corporation in the manner and by the vote required by the laws of the States of Colorado and Texas and by the Articles of Incorporation and Bylaws of said corporation. The approval of these Articles of Merger was duly authorized by all action required by the laws under which Parent Corporation was incorporated or organized and by its constituent documents. TWELFTH: The effective date of this merger shall be on January 1, 2004, and such effective date complies with Section 7-111-104(5) of the Colorado Business Corporations Act. THIRTEENTH: The (a) name, and (b) mailing address, of the individual who caused this document to be delivered for filing, and to whom the Secretary of State may deliver notice if filing of this document is refused, is: Scott W. Sparkman, Secretary, Natural Gas Services Group, Inc., 2911 South County Road 1260, Midland, Texas 79706. Annex D D-26

FOURTEENTH: Parent Corporation will be responsible for the payment of all fees and franchise taxes of the Subsidiary Corporation and Parent Corporation will be obligated to pay such fees and franchise taxes if the same are not timely paid. IN WITNESS WHEREOF, NATURAL GAS SERVICES GROUP, INC. has caused these Articles of Merger to be signed in its name and on its behalf by its president and witnessed or attested by its secretary as of the 3rd day of December, 2003. NATURAL GAS SERVICES GROUP, INC By: /s/ Wayne L. Vinson Name: Wayne L. Vinson Its: President ATTEST: By: /s/ Scott W. Sparkman Name: Scott W. Sparkman Its: Secretary Annex D D-27

ARTICLES OF MERGER MERGING ROTARY GAS SYSTEMS, INC. INTO NATURAL GAS SERVICES GROUP, INC. ARTICLES OF MERGER entered into this 3rd day of December, 2003, by and between Natural Gas Services Group, Inc., a Colorado corporation, and Rotary Gas Systems, Inc., a Texas corporation. THIS IS TO CERTIFY: FIRST: NATURAL GAS SERVICES GROUP, INC., a corporation incorporated under the Colorado Business Corporation Act on December 17, 1998 and existing under the laws of the State of Colorado (hereinafter sometimes referred to as the "Parent Corporation"), and Rotary Gas Systems, Inc., a corporation incorporated under the Texas Business Corporations Act on November 2, 1989 and existing under the laws of the State of Texas (hereinafter sometimes referred to as the "Subsidiary Corporation") agree that the Subsidiary Corporation shall be merged into the Parent Corporation. The terms and conditions of the merger and the mode of carrying the same into effect are as herein set forth in these Articles of Merger. In addition, the Plan of Merger, as required by Sections 7-111-104 and 7-111-105(a) of the Colorado Business Corporations Act, is set forth below and contained within these Articles of Merger. SECOND: The Parent Corporation shall survive the merger and continue under the name of "NATURAL GAS SERVICES GROUP, INC." THIRD: The parties to these Articles of Merger are Parent Corporation and Subsidiary Corporation. FOURTH: No amendment is made to the Articles of Incorporation of Parent Corporation, the surviving corporation, as part of the merger. FIFTH: The total number of shares of stock of all classes that the Parent Corporation has authority to issue is 30,000,000 shares of common stock and 5,000,000 shares of preferred stock. The total number of shares of stock of all classes which the Subsidiary Corporation has authority to issue is 1,000,000 shares of common stock (hereinafter referred to as the "Subsidiary Stock"). SIXTH: Immediately before the merger, 100% of the outstanding shares of each class of the Subsidiary Corporation were owned by the Parent Corporation. SEVENTH: All issued shares of the Subsidiary Stock which are owned by the Parent Corporation, and all shares of the Subsidiary Stock held in its treasury, on the date of the merger shall be cancelled without consideration on the effective date of the merger. EIGHTH: The principal office of the Subsidiary Corporation is located at 2911 SCR 1260, Midland, Texas 79706. NINTH: The name and address of the registered agent of the Parent Corporation in Colorado, the State of its incorporation, service of process upon whom shall bind such corporation in any action, suit or proceeding pending at the time of filing these Articles of Merger or thereafter instituted or filed against it, are: Thomas S. Smith, 1625 Broadway, Suite 1600, Denver, CO 80202. TENTH: These Articles of Merger and the merger were not required to be approved by either the shareholder of the Subsidiary Corporation or the shareholders of the Parent Corporation. ELEVENTH: These Articles of Merger and the merger to be effected hereby were duly advised, authorized and approved by resolution adopted by a majority vote of the entire board of directors of the Parent Corporation on December 3, 2003, and thus the merger was authorized and approved by the Parent Corporation in the manner and by the vote required by the laws of the States of Colorado and Texas and by the Articles of Incorporation and Bylaws of said corporation. The approval of these Articles of Merger was duly authorized by all action required by the laws under which Parent Corporation was incorporated or organized and by its constituent documents. TWELFTH: The effective date of this merger shall be on January 1, 2004, and such effective date complies with Section 7-111-104(5) of the Colorado Business Corporations Act. THIRTEENTH: The (a) name, and (b) mailing address, of the individual who caused this document to be delivered for filing, and to whom the Secretary of State may deliver notice if filing of this document is refused, is: Scott W. Sparkman, Secretary, Natural Gas Services Group, Inc., 2911 South County Road 1260, Midland, Texas 79706. Annex D D-28

FOURTEENTH: Parent Corporation will be responsible for the payment of all fees and franchise taxes of the Subsidiary Corporation and Parent Corporation will be obligated to pay such fees and franchise taxes if the same are not timely paid. IN WITNESS WHEREOF, NATURAL GAS SERVICES GROUP, INC. has caused these Articles of Merger to be signed in its name and on its behalf by its president and witnessed or attested by its secretary as of the 3rd day of December, 2003. NATURAL GAS SERVICES GROUP, INC. By: /s/ Wayne L. Vinson Name: Wayne L. Vinson Its: President ATTEST: By: /s/ Scott W. Sparkman Name: Scott W. Sparkman Its: Secretary Annex D D-29

2004 Periodic Report DONETTA DAVIDSON Colorado Secretary of State File Number: 20041003202 Filing Fee: $10.00 Filed: January 6, 2004 11:30 AM MST Entity ID Number: 19981223954 Entity Name: NATURAL GAS SERVICES GROUP, INC Jurisdiction of Formation CO Person responsible for accuracy of report data: Thomas S. Smith 1625 Broadway, Suite 1600 Denver, Colorado 80202 Name of Entity's Registered Agent: THOMAS S. SMITH Street Address of Registered Office: 1625 BROADWAY, SUITE 1600 DENVER, CO 80202 *PO Box Addr of Registered Office: Address of Entity's Principal Office: 2911 SOUTH COUNTY ROAD 1260 MIDLAND, TX 79706, United States *Entity's Additional Mailing Address: *Denotes optional information that is not required by law. If no information is displayed for this item, none was reported by the reporting entity. All information available to the Secretary of State is displayed above. NOTICE: This "image" is merely a display of information that was filed electronically. It is ot an image that was created by optically scanning a paper document. No such paper document was filed. Consequently, no copy of a paper document is available regarding this filing. Questions? Contact the Business Division. For contact information, please visit the Secretary of State's web site. Annex D D-30

STATEMENT OF CHANGE OF REGISTERED OFFICE OR REGISTERED AGENT, OR BOTH Form 150 NOT VALID AFTER JUNE 30, 2004 Read about new Forms at www.sos.state.co.us Filing fee: $5.00 Deliver 3* copies to: Colorado Secretary of State Business Division, 1560 Broadway, Suite 200 Denver, CO 80202-5169 This document must be typed or machine printed Copies of filed documents may be obtained at www.sos.state.co.us ABOVE SPACE FOR OFFICE USE ONLY Pursuant to Title 7 and part 3 of article 90 of title 7, Colorado Revised Statutes (C.R.S.), the following statement is delivered to the Colorado Secretary of State for filing: 1. The name of the entity is: Natural Gas Services Group, Inc. (must be exactly as shown on the records of the Secretary of State) organized under the laws of Colorado (state or country of origin) 2. If above entity is foreign, the assumed entity name, if any, currently using in Colorado: 3. The street address of its current registered office (according to the existing records of the Secretary of State) is: 1625 Broadway, Ste 1600, Denver, Colorado 80202 ----------------------------------------------------------------------------- 4. If the registered office address is to be changed, the street address of the new registered office is: 25125 East Plymouth Circle, Aurora, Colorado 80016 ----------------------------------------------------------------------------- (must be a street or other physical address in Colorado) If mail is undeliverable to this address, ALSO include a post office box address: 5. The name of its current registered agent is (according to the existing records of the Secretary of State): Thomas S. Smith ----------------------------------------------------------------------------- 6. If the registered agent is to be changed, the name of the new registered agent is: ------------------------------------------------------------------ 7. If the registered agent is changing the street address of the registered agent's business address, notice of the change has been given to the above named entity. 8. The street addresses of its registered office and of the business office of its registered agent, as changed, will be identical. 9. (Optional) Address of its principal place of business is: and if changed, the new address of its principal place of business is: ------ 10. The (a) name, and (b) mailing address, of the individual who causes this document to be delivered for filing, and to whom the Secretary of State may deliver notice if filing of this document is refused, are: Thomas S. Smith, 25125 East Plymouth Circle, Aurora, Colorado 80016 ----------------------------------------------------------------------------- Annex D D-31

Please refer to ss.7-90-301(8), C.R.S. *NOTE: If this document is changing the registered office or registered agent, the Secretary of State must deliver a copy of the document (1) to the registered office as last designated before the change and (2) to the principal office of the entity. Disclaimer: This form, and any related instructions, are not intended to provide legal, business or tax advice, and are offered as a public service without representation or warranty. While this form is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form. Questions should be addressed to the user's attorney. Annex D D-32

BYLAWS OF NATURAL GAS SERVICES GROUP, INC. (As amended by the Board on February 4, 2021) ARTICLE I Offices. The principal office of the corporation shall be designated from time to time by the corporation and may be within or outside of Colorado. The corporation may have such other offices, either within or outside Colorado, as the board of directors may designate or as the business of the corporation may require from time to time. The registered office of the corporation required by the Colorado Business Corporation Act to be maintained in Colorado may be, but need not be, identical with the principal office, and the address of the registered office may be changed from time to time by the board of directors. ARTICLE II Shareholders Section 1. Annual and Special Meetings. a. General. The annual meeting of the shareholders shall be held each year on a date and at a time fixed by the board of directors of the corporation (or by the chairman of the board or the president in the absence of action by the board of directors), for the purpose of electing directors and for the transaction of such other business as may properly come before the meeting in compliance with Section 1.02 of this Article II. If the election of directors is not held on the day fixed as provided herein for any annual meeting of the shareholders, or any adjournment thereof, the board of directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as it may conveniently be held. A shareholder may apply to the district court in the county in Colorado where the corporation’s principal office is located or, if the corporation has no principal office in Colorado, to the district court of the county in which the corporation’s registered office is located to seek an order that a shareholder meeting be held (i) if an annual meeting was not held within six months after the close of the corporation’s most recently ended fiscal year or fifteen months after its last annual meeting, whichever is earlier, or (ii) if the shareholder participated in a proper call of or proper demand for a special meeting and notice of the special meeting was not given within thirty days after the date of the call or the date the last of the demands necessary to require calling of the meeting was received by the corporation, or the special meeting was not held in accordance with the notice. b. Advance Notice of Shareholder Nominations and Proposals. (a) Definitions “Exchange Act” the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. “Public Disclosure” a disclosure made in a press release reported by the Dow Jones News Services, The Associated Press, or a comparable national news service or in a document filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14, or 15(d) of the Exchange Act. “Shareholder Associated Person” of any shareholder means: (i) any beneficial owner of shares of stock of the corporation on whose behalf any proposal or nomination is made by such shareholder; (ii) any affiliates or associates of such shareholder or any beneficial owner described in clause (i); and (iii) each other person with whom any of the persons described in the foregoing clauses (i) and (ii) either is acting in concert with respect to the corporation or has any agreement, arrangement or understanding (whether written or oral) for the purpose of acquiring, holding, voting (except pursuant to a revocable proxy given to such person in response to a public proxy solicitation made generally by such person to all shareholders entitled to vote at any meeting) or disposing of any capital stock of the corporation or to cooperate in obtaining, changing or influencing the control of the corporation (except independent financial, legal and other advisors acting in the ordinary course of their respective businesses). Annex E E-1

02. Annual Meetings. At a meeting of the shareholders, only such nominations of persons for the election of directors and such other business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, nominations or such other business must be: specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors or any committee thereof; a. otherwise properly brought before the meeting by or at the direction of the Board of Directors or any committee thereof; or b. otherwise properly brought before an annual meeting by a shareholder who is a shareholder of record of the corporation at the time such notice of meeting is delivered, who is entitled to vote at the meeting, and who complies with the notice procedures set forth in this Section 1.02. In addition, any proposal of business (other than the nomination of persons for election to the Board of Directors) must be a proper matter for shareholder action. For business (including, but not limited to, director nominations) to be properly brought before an annual meeting by a shareholder pursuant to Section 1.02(b)(iii)), the shareholder or shareholders of record intending to propose the business (the “Proposing Shareholder”) must have given timely notice thereof pursuant to this Section 1.02(b) in writing to the secretary of the corporation even if such matter is already the subject of any notice to the shareholders or Public Disclosure from the Board of Directors. To be timely, a Proposing Shareholder’s notice for an annual meeting must be delivered to or mailed and received at the principal executive offices of the corporation: (x) not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day in advance of the anniversary of the previous year’s annual meeting if such meeting is to be held on a day which is not more than 30 days in advance of the anniversary of the previous year’s annual meeting or not later than 60 days after the anniversary of the previous year’s annual meeting; and (y) with respect to any other annual meeting of shareholders, including in the event that no annual meeting was held in the previous year, not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of: (1) the 90th day prior to the annual meeting and (2) the close of business on the tenth day following the first date of Public Disclosure of the date of such meeting. In no event shall the Public Disclosure of an adjournment or postponement of an annual meeting commence a new notice time period (or extend any notice time period). 03. Shareholder Nominations. For the nomination of any person or persons for election to the Board of Directors pursuant to Section 1.02(b)(iii) or Section 1.02(e), a Proposing Shareholder’s notice to the secretary of the corporation shall set forth or include: a. the name, age, business address, and residence address of each nominee proposed in such notice; b. the principal occupation or employment of each such nominee along with information regarding each nominee’s business and finance qualifications that relate to the nominee’s ability to serve as a director of the corporation; c. the class and number of shares of capital stock of the corporation which are owned of record and beneficially by each such nominee (if any); d. information concerning any direct or indirect beneficial ownership of any equity or derivative interests in any principal competitor of the corporation held by such Proposing Shareholder, beneficial owner, Shareholder Associated Person and each nominee, and any direct or indirect interest of any of the preceding persons in any contract with the corporation, any affiliate of the corporation or any principal competitor of the corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement); e. a list of all transactions by such Proposing Shareholder, beneficial owner and any Shareholder Associated Person involving any securities of the corporation, derivative interests, voting agreements or other control or economic interests in the corporation within the six-month period prior to the date of the notice; f. such other information concerning each such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved) or that is otherwise required to be disclosed, under Section 14(a) of the Exchange Act; Annex E E-2

g. a written questionnaire with respect to the background and qualification of such proposed nominee (which questionnaire shall be provided by the secretary of the corporation upon written request) and a written statement and agreement executed by each such nominee acknowledging that such person: i. consents to being named in the corporation’s proxy statement as a nominee and to serving as a director if elected, ii. intends to serve as a director for the full term for which such person is standing for election, and iii. makes the following representations: (1) that the director nominee has read and agrees to adhere to the Code of Business Conduct and Ethics, Stock Ownership Guidelines, Clawback Policy, and any other of the corporation’s policies or guidelines applicable to directors, including with regard to securities trading, and (2) that the director nominee is not and will not become a party to any agreement, arrangement, or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not be disclosed to the corporation or any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the corporation, with such person’s fiduciary duties under applicable law, and (3) that the director nominee is not and will not become a party to any agreement, arrangement, or understanding with any person or entity other than the corporation with respect to any direct or indirect compensation, reimbursement, or indemnification in connection with such person’s nomination for director or service as a director that has not been disclosed to the corporation; and h. as to the Proposing Shareholder: i. the name and address of the Proposing Shareholder as they appear on the corporation’s books and of the beneficial owner, if any, on whose behalf the nomination is being made, ii. the class and number of shares of the corporation which are owned by the Proposing Shareholder (beneficially and of record) and owned by the beneficial owner, if any, on whose behalf the nomination is being made, as of the date of the Proposing Shareholder’s notice, and a representation that the Proposing Shareholder will notify the corporation in writing of the class and number of such shares owned of record and beneficially as of the record date for the meeting within five business days after the record date for such meeting, iii. a description of any agreement, arrangement, or understanding with respect to such nomination between or among the Proposing Shareholder or the beneficial owner, if any, on whose behalf the nomination is being made and any of their Shareholder Associated Persons (including their names) acting in concert with any of the foregoing, and a representation that the Proposing Shareholder will notify the corporation in writing of any such agreement, arrangement, or understanding in effect as of the record date for the meeting within five business days after the record date for such meeting, iv. a description of any agreement, arrangement, or understanding (including any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the Proposing Shareholder’s notice by, or on behalf of, the Proposing Shareholder, the beneficial owner or any Shareholder Associated Person, if any, on whose behalf the nomination is being made, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of such person or Shareholder Associated Person with respect to shares of stock of the corporation, and a representation that the Proposing Shareholder will notify the corporation in writing of any such agreement, arrangement, or understanding in effect as of the record date for the meeting within five business days after the record date for such meeting, v. a representation that the Proposing Shareholder is a holder of record of shares of the corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, and Annex E E-3

vi. a representation whether the Proposing Shareholder intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the corporation’s outstanding capital stock required to approve the nomination and/or otherwise to solicit proxies from shareholders in support of the nomination. The corporation may require any proposed nominee to furnish such other information as it may need to determine the eligibility of such proposed nominee to serve as an independent director of the corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such nominee. 04. Other Shareholder Proposals. For all business other than director nominations, a Proposing Shareholder’s notice to the secretary of the corporation shall set forth as to each matter the Proposing Shareholder proposes to bring before the annual meeting: a. a brief description of the business desired to be brought before the annual meeting; b. the reasons for conducting such business at the annual meeting; c. the text of any proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these By-Laws, the language of the proposed amendment); d. any material interest (within the meaning of Item 5 of Schedule 14A under the Exchange Act) in such business of such shareholder, beneficial owner and Shareholder Associated Person (within the meaning of Section 13(d) of the Exchange Act), if any, on whose behalf the business is being proposed; e. any other information relating to such shareholder, beneficial owner and Shareholder Associated Person, if any, on whose behalf the proposal is being made, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the proposal and pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder; f. a description of all agreements, arrangements, or understandings between or among such shareholder, beneficial owner and Shareholder Associated Person, if any, on whose behalf the proposal is being made (including their names) in connection with the proposal of such business and any material interest of such shareholder, beneficial owner, or any of their affiliates or associates, in such business, including any anticipated benefit therefrom to such shareholder, beneficial owner, or Shareholder Associated Persons; and g. the information required by Section 1.02(c)(vi) above. 05. Special Meetings of Shareholders. Unless otherwise prescribed by statute, special meetings of the shareholders may be called for any purpose by the chairman of the board, by the president, by the secretary, by any one director or by the board of directors of the corporation. The president shall call a special meeting of the shareholders if the corporation receives one or more written demands for the meeting, stating the purpose or purposes for which it is to be held, signed and dated by holders of shares representing at least ten percent of all the votes entitled to be cast on any issue proposed to be considered at the meeting. Only such business shall be conducted at a special meeting of shareholders as shall have been brought before the meeting pursuant to the corporation’s notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of shareholders called by the Board of Directors at which directors are to be elected pursuant to the corporation’s notice of meeting: a. by or at the direction of the Board of Directors or any committee thereof; or b. provided that the Board of Directors has determined that directors shall be elected at such meeting, by any shareholder of the corporation who is a shareholder of record at the time the notice provided for in this Section 1.02 is delivered to the secretary of the corporation, who is entitled to vote at the meeting and upon such election, and who complies with the notice procedures set forth in this Section 1.02. In the event the corporation calls a special meeting of shareholders for the purpose of electing one or more directors to the Board of Directors, any such shareholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the corporation’s notice of meeting, if such shareholder delivers a shareholder’s notice that complies with the requirements of Section 1.02(c) to the secretary of the corporation at its principal executive offices not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business Annex E E-4 on the later of: (x) the 90th day prior to such special meeting; or (y) the tenth (10th) day following the first date of Public Disclosure of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the Public Disclosure of an adjournment or postponement of a special meeting commence a new time period (or extend any notice time period). 06. Effect of Noncompliance. Only such persons who are nominated in accordance with the procedures set forth in this Section 1.02 shall be eligible to be elected at any meeting of shareholders of the corporation to serve as directors and only such other business shall be conducted at a meeting as shall be properly brought before the meeting in accordance with the procedures set forth in this Section 1.02, as applicable. The chairman of the special meeting shall have the power and duty to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 1.02 as applicable. If any proposed nomination was not made or proposed in compliance with this Section 1.02 or other business was not made or proposed in compliance with this Section 1.02, then except as otherwise provided by law, the chairman of the meeting shall have the power and duty to declare that such nomination shall be disregarded or that such proposed other business shall not be transacted. Notwithstanding anything in these By-laws to the contrary, unless otherwise required by law, if a Proposing Shareholder intending to propose business or make nominations at an annual meeting or propose a nomination at a special meeting pursuant to this Section 1.02 does not provide the information required under this Section 1.02 to the corporation, including the updated information required by Section 1.02(c)(vi)(B), Section 1.02(c)(vi)(C), and Section 1.02(c)(vi)(D) within five business days after the record date for such meeting, or the Proposing Shareholder (or a qualified representative of the Proposing Shareholder) does not appear at the meeting to present the proposed business or nominations, such business or nominations shall not be considered, notwithstanding that proxies in respect of such business or nominations may have been received by the corporation. Section 2. Rule 14a-8. This Section 1.02 of these Bylaws shall not apply to a proposal proposed to be made by a shareholder if the shareholder has notified the corporation of the shareholder’s intention to present the proposal at an annual or special meeting only pursuant to and in compliance with Rule 14a-8 under the Exchange Act and such proposal has been included in a proxy statement that has been prepared by the corporation to solicit proxies for such meeting.Place of Meeting. The board of directors may designate any place, either within or outside Colorado, as the place for any annual meeting or any special meeting called by the board of directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or outside Colorado, as the place for such meeting. If no designation is made, or if a special meeting is called other than by the board of directors, the place of meeting shall be the principal office of the corporation. Section 3. Notice of Meeting. Written notice stating the place, date, and time of the meeting shall be given not less than ten nor more than sixty days before the date of the meeting, except that (i) if the number of authorized shares is to be increased, at least thirty days’ notice shall be given, or (ii) any other longer notice period shall be given if required by the Colorado Business Corporation Act. Notice of a special meeting shall include (i) a description of the purpose or purposes of the meeting, (ii) the reasons for conducting such business at the special meeting, (iii) the text of any proposal or business to be considered at the special meeting, and (iv) the information required in Section 1.02 of these Bylaws. The business conducted at a special meeting shall be limited to such purpose or purposes specified in the notice. Written notice of an annual meeting shall include notice for the election of directors and for the transaction of such other business as may properly come before the meeting in accordance with these Bylaws and shall be determined by the Board of Directors. Notice shall be given personally or by mail, private carrier, telegraph, teletype, electronically transmitted facsimile or other form of wire or wireless communication by or at the direction of the chief executive officer, the president, the secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed and if in a comprehensible form, such notice shall be deemed to be given and effective when deposited in the United States mail, addressed to the shareholder at his address as it appears in the corporation’s current record of shareholders, with postage prepaid. If notice is given other than by mail and provided that such notice is in a comprehensible form, the notice is given and effective on the date received by the shareholder. If requested by the person or persons lawfully calling such meeting, the secretary shall give notice thereof at corporate expense. No notice need be sent to any shareholder if three successive notices mailed to the last known address of such shareholder have been returned as undeliverable until such time as another address for such shareholder is made known to the corporation by such shareholder. In order to be entitled to receive notice of any meeting, a shareholder shall advise the corporation in writing of any change in such shareholder’s mailing address as shown on the corporation’s books and records. Annex E E-5

When a meeting is adjourned to another date, time or place, notice need not be given of the new date, time or place if the new date, time or place of such meeting is announced before adjournment at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business which may have been transacted at the original meeting. If the adjournment is for more than 120 days, or if a new record date is fixed for the adjourned meeting, a new notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting as of the new record date. A shareholder may waive notice of a meeting before or after the time and date of the meeting by a writing signed by such shareholder. Such waiver shall be delivered to the corporation for filing with the corporate records. Further, by attending a meeting either in person or by proxy, a shareholder waives objection to lack of notice or defective notice of the meeting unless the shareholder objects at the beginning of the meeting to the holding of the meeting or the transaction of business at the meeting because of lack of notice or defective notice. By attending the meeting, the shareholder also waives any objection to consideration at the meeting of a particular matter not within the purpose or purposes described in the meeting notice unless the shareholder objects to considering the matter when it is presented. Section 4. Fixing of Record Date. For the purpose of determining shareholders entitled to (i) notice of or vote at any meeting of shareholders or any adjournment thereof, (ii) receive distributions or share dividends, or (iii) demand a special meeting, or to make a determination of shareholders for any other proper purpose, the board of directors may fix a future date as the record date for any such determination of shareholders, such date in any case to be not more than seventy days, and, in case of a meeting of shareholders, not less than ten days, prior to the date on which the particular action requiring such determination of shareholders is to be taken. If no record date is fixed by the board of directors, the record date shall be the date on which notice of the meeting is mailed to shareholders, or the date on which the resolution of the board of directors providing for a distribution is adopted, as the case may be. When a determination of shareholders entitled to vote at any meeting of shareholders is made as provided in this Section, such determination shall apply to any adjournment thereof unless the board of directors fixes a new record date, which it must do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting. Notwithstanding the above, the record date for determining the shareholders entitled to take action without a meeting or entitled to be given notice of action so taken shall be the date the corporation first receives a writing upon which the action is taken. The record date for determining shareholders entitled to demand a special meeting shall be the date of the earliest of any of the demands pursuant to which the meeting is called. Section 5. Voting Lists. The secretary shall make, at the earlier of ten days before each meeting of shareholders or two business days after notice of the meeting has been given, a complete list of the shareholders entitled to be given notice of such meeting or any adjournment thereof. The list shall be arranged by voting groups and within each voting group by class or series of shares, shall be in alphabetical order within each class or series, and shall show the address of and the number of shares of each class or series held by each shareholder. For the period beginning the earlier of ten days prior to the meeting or two business days after notice of the meeting is given and continuing through the meeting and any adjournment thereof, this list shall be kept on file at the principal office of the corporation, or at a place (which shall be identified in the notice) in the city where the meeting will be held. Such list shall be available for inspection on written demand by any shareholder (including for the purpose of this Section 6 any holder of voting trust certificates) or his agent or attorney during regular business hours and during the period available for inspection. The original stock transfer books shall be prima facie evidence as to the shareholders entitled to examine such list or to vote at any meeting of shareholders. Any shareholder, his agent or attorney may copy the list during regular business hours and during the period it is available for inspection, provided (i) the shareholder has been a shareholder for at least three months immediately preceding the demand or holds at least five percent of all outstanding shares of any class of shares as of the date of the demand, (ii) the demand is made in good faith and for a purpose reasonably related to the demanding shareholder’s interest as a shareholder, (iii) the shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect, (iv) the records are directly connected with the described purpose, and (v) the shareholder pays a reasonable charge covering the costs of labor and material for such copies, not to exceed the estimated cost of production and reproduction. Section 6. Recognition Procedure for Beneficial Owners. The board of directors may adopt by resolution a procedure whereby a shareholder of the corporation may certify in writing to the corporation that all or a portion of the shares registered in the name of such shareholder are held for the account of a specified person or persons. The resolution may set forth (i) the types of nominees to which it applies, (ii) the rights or privileges that the corporation will recognize in a beneficial owner, which may include rights and privileges other than voting, (iii) the form of certification and the information to be contained therein, (iv) if the certification is with Annex E E-6 respect to a record date, the time within which the certification must be received by the corporation, (v) the period for which the nominee’s use of the procedure is effective, and (vi) such other provisions with respect to the procedure as the board of directors deems necessary or desirable. Upon receipt by the corporation of a certificate complying with the procedure established by the board of directors, the persons specified in the certification shall be deemed, for the purpose or purposes set forth in the certification, to be the registered holders of the number of shares specified in place of the shareholder making the certification. Section 7. Quorum and Manner of Acting. A majority of the votes entitled to be cast on a matter by a voting group shall constitute a quorum of that voting group for action on the matter. If less than a majority of such votes are represented at a meeting, a majority of the votes so represented may adjourn the meeting from time to time without further notice, for a period not to exceed 120 days for any one adjournment. If a quorum is present at such adjourned meeting, any business may be transacted which might have been transacted at the meeting as originally noticed. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum, unless the meeting is adjourned and a new record date is set for the adjourned meeting. If a quorum exists, except as required by law or except as provided in the Articles of Incorporation, except as provided in Section 2 of Article III and except as provided in Section 3 of Article VIII, action on a matter other than the election of directors by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast within the voting group opposing the action. Section 8. Proxies. At all meetings of shareholders, a shareholder may vote by proxy by signing an appointment form or similar writing, either personally or by his duly authorized attorney-in-fact. A shareholder may also appoint a proxy by transmitting or authorizing the transmission of a telegram, teletype, or other electronic transmission providing a written statement of the appointment to the proxy, a proxy solicitor, proxy support service organization, or other person duly authorized by the proxy to receive appointments as agent for the proxy, or to the corporation. The transmitted appointment shall set forth or be transmitted with written evidence from which it can be determined that the shareholder transmitted or authorized the transmission of the appointment. The proxy appointment form or similar writing shall be filed with the secretary of the corporation before or at the time of the meeting. The appointment of a proxy is effective when received by the corporation and is valid for eleven months unless a different period is expressly provided in the appointment form or similar writing. Any complete copy, including an electronically transmitted facsimile, of an appointment of a proxy may be substituted for or used in lieu of the original appointment for any purpose for which the original appointment could be used. Revocation of a proxy does not affect the right of the corporation to accept the proxy’s authority unless (i) the corporation had notice that the appointment was coupled with an interest and notice that such interest is extinguished is received by the secretary or other officer or agent authorized to tabulate votes before the proxy exercises his authority under the appointment, or (ii) other notice of the revocation of the appointment is received by the secretary or other officer or agent authorized to tabulate votes before the proxy exercises his authority under the appointment. Other notice of revocation may, in the discretion of the corporation, be deemed to include the appearance at a shareholders’ meeting of the shareholder who granted the proxy and his voting in person on any matter subject to a vote at such meeting. The death or incapacity of the shareholder appointing a proxy does not affect the right of the corporation to accept the proxy’s authority unless notice of the death or incapacity is received by the secretary or other officer or agent authorized to tabulate votes before the proxy exercises his authority under the appointment. The corporation shall not be required to recognize an appointment made irrevocable if it has received a writing revoking the appointment signed by the shareholder (including a shareholder who is a successor to the shareholder who granted the proxy) either personally or by his attorney-in-fact, notwithstanding that the revocation may be a breach of an obligation of the shareholder to another person not to revoke the appointment. Subject to Section 11 of Article II and any express limitation on the proxy’s authority appearing on the appointment form, the corporation is entitled to accept the proxy’s vote or other action as that of the shareholder making the appointment. Section 9. Voting of Shares. Each outstanding share, regardless of class shall be entitled to one vote, except in the election of directors, and each fractional share shall be entitled to a corresponding fractional vote on each matter submitted to a vote at a meeting of shareholders, except to the extent that the voting rights of the shares of any class or classes are limited or denied by the Articles of incorporation as permitted by the Colorado Annex E E-7

Business Corporation Act. Cumulative voting shall not be permitted in the election of directors or for any other purpose. Each record holder of stock shall be entitled to vote in the election of directors and shall have as many votes for each of the shares owned by him as there are directors to be elected and for whose election he has the right to vote. Except as provided in Section 4 of Article III, each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present; provided that if the number of director nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of this section, a majority of the votes cast means that the number of shares voted “for” a director must exceed the number of votes cast “against” with respect to that director (with abstentions and broker non-votes not counted as either a vote “for” or “against” the nominee’s election. In the event a director fails to receive an affirmative majority of the votes cast in an election where the number of nominees is less than or equal to the number of directors to be elected, the Board of Directors, within its powers, may decrease the number of directors, fill the vacancy, or take other appropriate action. Except as otherwise ordered by a court of competent jurisdiction upon a finding that the purpose of this Section would not be violated in the circumstances presented to the court, the shares of the corporation are not entitled to be voted if they are owned, directly or indirectly, by a second corporation, domestic or foreign, and the first corporation owns, directly or indirectly, a majority of the shares entitled to vote for directors of the second corporation except to the extent the second corporation holds the shares in a fiduciary capacity. Redeemable shares are not entitled to be voted after notice of redemption is mailed to the holders and a sum sufficient to redeem the shares has been deposited with a bank, trust company or other financial institution under an irrevocable obligation to pay the holders the redemption price on surrender of the shares. Section 10. Corporation’s Acceptance of Votes. If the name signed on a vote, consent, waiver, proxy appointment, or proxy appointment revocation corresponds to the name of a shareholder, the corporation, if acting in good faith, is entitled to accept the vote, consent, waiver, proxy appointment or proxy appointment revocation and give it effect as the act of the shareholder. If the name signed on a vote, consent, waiver, proxy appointment or proxy appointment revocation does not correspond to the name of a shareholder, the corporation, if acting in good faith, is nevertheless entitled to accept the vote, consent, waiver, proxy appointment or proxy appointment revocation and to give it effect as the act of the shareholder if: (i) the shareholder is an entity and the name signed purports to be that of an officer or agent of the entity; (ii) the name signed purports to be that of an administrator, executor, guardian or conservator representing the shareholder and, if the corporation requests, evidence of fiduciary status acceptable to the corporation has been presented with respect to the vote, consent, waiver, proxy appointment or proxy appointment revocation; (iii) the name signed purports to be that of a receiver or trustee in bankruptcy of the shareholder and, if the corporation requests, evidence of this status acceptable to the corporation has been presented with respect to the vote, consent, waiver, proxy appointment or proxy appointment revocation; (iv) the name signed purports to be that of a pledgee, beneficial owner or attorney-in-fact of the shareholder and, if the corporation requests, evidence acceptable to the corporation of the signatory’s authority to sign for the shareholder has been presented with respect to the vote, consent, waiver, proxy appointment or proxy appointment revocation; (v) two or more persons are the shareholder as co-tenants or fiduciaries and the name signed purports to be the name of at least one of the co-tenants or fiduciaries, and the person signing appears to be acting on behalf of all the co-tenants or fiduciaries; or (vi) the acceptance of the vote, consent, waiver, proxy appointment or proxy appointment revocation is otherwise proper under rules established by the corporation that are not inconsistent with this Section 11. The corporation is entitled to reject a vote, consent, waiver, proxy appointment or proxy appointment revocation if the secretary or other officer or agent authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signatory’s authority to sign for the shareholder. Annex E E-8

Neither the corporation nor its officers nor any agent who accepts or rejects a vote, consent, waiver, proxy appointment or proxy appointment revocation in good faith and in accordance with the standards of this Section is liable in damages for the consequences of the acceptance or rejection. Section 11. Meetings by Telecommunication. Any or all of the shareholders may participate in an annual or special shareholders’ meeting by, or the meeting may be conducted through the use of, any means of communication by which all persons participating in the meeting may hear each other during the meeting. A shareholder participating in a meeting by this means is deemed to be present in person at the meeting. ARTICLE III Board of Directors Section 1. General Powers. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under, the direction of its board of directors, except as otherwise provided in the Colorado Business Corporation Act or the Articles of Incorporation. Section 2. Number, Qualifications and Tenure. The business and affairs of the corporation shall be managed or be under the direction of the Board of Directors; and, subject to any restrictions imposed by law, by the Articles of Incorporation, or by these Bylaws, the Board of Directors may exercise all the powers of the corporation. The Board of Directors shall consist of three (3) members, unless otherwise determined from time to time by resolution adopted by at least 80% of the votes entitled to be cast by each voting group entitled to vote thereon, or by unanimous consent of the Board of Directors. No decrease shall affect the shortening of the term of any incumbent director. Directors need not be residents of Colorado or shareholders of the corporation absent provision to the contrary in the Articles of Incorporation or laws of the State of Colorado. Section 3. Removal of Directors. Any director or the entire Board of Directors may be removed from office, at any time, but only for cause, at any special meeting of shareholders by the affirmative vote of at least 80% of the votes entitled to be cast by each voting group entitled to vote thereon at such meeting, if notice of the intention to act upon such matter shall have been given in the notice calling such meeting. If the notice calling such meeting shall have so provided, the vacancy caused by such removal may be filled at such meeting by the affirmative vote of at least 80% of the shares of the votes entitled to be cast by each voting group entitled to vote thereon. Section 4. Vacancies. Any director may resign at any time by giving written notice to the corporation. Such resignation shall take effect at the time the notice is received by the corporation unless the notice specifies a later effective date. Unless otherwise specified in the notice of resignation, the corporation’s acceptance of such resignation shall not be necessary to make it effective. Any vacancy on the board of directors may be filled by the affirmative vote of a majority of the shareholders or the board of directors. If the directors remaining in office constitute fewer than a quorum of the board of directors, the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If elected by the directors, the director shall hold office until the next annual shareholders’ meeting at which directors are elected. If elected by the shareholders, the director shall hold office for the unexpired term of his predecessor in office; except that, if the directors’ predecessor was elected by the directors to fill a vacancy, the director elected by the shareholders shall hold office for the unexpired term of the last predecessor elected by the shareholders. Section 5. Regular Meetings. A regular meeting of the board of directors shall be held without notice immediately after and at the same place as the annual meeting of shareholders. The board of directors may provide by resolution the time and place, either within or outside Colorado, for the holding of additional regular meetings without other notice. Section 6. Special Meetings. Special meetings of the board of directors may be called by or at the request of the chairman of the board, the president or any two directors. The person or persons authorized to call special meetings of the board of directors may fix any place, either within or outside Colorado, as the place for holding any special meeting of the board of directors called by them. Section 7. Notice. Notice of any special meeting shall be given at least two days prior to the meeting by written notice either personally delivered or mailed to each director at his business address, or by notice transmitted by telegraph, telex, electronically transmitted facsimile or other form of wire or wireless communication. If mailed, such notice shall be deemed to be given and to be effective on the earlier of (i) three days after such notice is deposited in the United States mail, properly addressed, with postage prepaid, or (ii) the date shown on the return receipt, if mailed by registered or certified mail return receipt requested. If notice is given by telex, electronically transmitted facsimile or other similar form of wire or wireless communication, such notice shall be deemed to be given and to be effective when sent and with respect to a telegram, such notice shall be deemed to be given and to be effective when the telegram is delivered to the telegraph company. If a director Annex E E-9 has designated in writing one or more reasonable addresses or facsimile numbers for delivery of notice to him, notice sent by mail, telegraph, telex, electronically transmitted facsimile or other form of wire or wireless communication shall not be deemed to have been given or to be effective unless sent to such addresses or facsimile numbers, as the case may be. A director may waive notice of a meeting before or after the time and date of the meeting by a writing signed by such director. Such waiver shall be delivered to the corporation for filing with the corporate records. Further, a director’s attendance at or participation in a meeting waives any required notice to him of the meeting unless at the beginning of the meeting, or promptly upon his later arrival, the director objects to holding the meeting or transacting business at the meeting because of lack of notice or defective notice and does not thereafter vote for or assent to action taken at the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting. Section 8 Quorum. A majority of the number of directors fixed pursuant to Section 2 of this Article III shall constitute a quorum for the transaction of business at any meeting of the board of directors. If less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice, for a period not to exceed sixty days at any one adjournment. Section 9. Manner of Acting. Unless otherwise specified herein, the act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors. Section 10. Compensation . By resolution of the board of directors, any director may be paid any one or more of the following: his expenses, if any, of attendance at meetings, a fixed sum for attendance at each meeting, a stated salary as director, or such other compensation as the board of directors and the director may reasonably agree upon. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Section 11. Presumption of Assent. A director of the corporation who is present at a meeting of the board of directors or committee of the board of directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless (i) the director objects at the beginning of the meeting, or promptly upon his later arrival, to the holding of the meeting or the transaction of business at the meeting and does not thereafter vote for or assent to any action taken at the meeting, (ii) the director contemporaneously requests that his dissent or abstention as to any specific action taken be entered in the minutes of the meeting, or (iii) the director causes written notice of his dissent or abstention as to any specific action to be received by the presiding officer of the meeting before its adjournment or by the corporation promptly after the adjournment of the meeting. A director may dissent to a specific action at a meeting, while assenting to others. The right to dissent to a specific action taken at a meeting of the board of directors or a committee of the board of directors shall not be available to a director who voted in favor of such action. Section 12. Committees. By resolution adopted by a majority of all the directors in office when the action is taken, the board of directors may designate from among its members an executive committee and one or more other committees and appoint one or more members of the board of directors to serve on them. To the extent provided in the resolution, each committee shall have all the - authority of the board of directors, except that no such committee shall have the authority to (i) authorize distributions, (ii) approve or propose to shareholders actions or proposals required by the Colorado Business Corporation Act to be approved by shareholders, (iii) fill vacancies on the board of directors or any committee thereof, (iv) amend Articles of Incorporation, (v) adopt, amend or repeal the bylaws, (vi) approve a plan of merger not requiring shareholder approval, (vii) authorize or approve the reacquisition of shares unless pursuant to a formula or method prescribed by the board of directors, or (viii) authorize or approve the issuance or sale of shares, or contract for the sale of shares or determine the designations and relative rights, preferences and limitations of a class or series of shares, except that the board of directors may authorize a committee or officer to do so within limits specifically prescribed by the board of directors. The committee shall then have full power within the limits set by the board of directors to adopt any final resolution setting forth all preferences, limitations and relative rights of such class or series and to authorize an amendment of the Articles of Incorporation stating the preferences, limitations and relative rights of a class or series for filing with the Secretary of State under the Colorado Business Corporation Act. Sections 5, 6, 7, 8 and 13 of Article III, which govern meetings, notice, waiver of notice, quorum, voting requirements and action without a meeting of the board of directors, shall apply to committees and their members appointed under this Section 12. Annex E E-10

Neither the designation of any such committee, the delegation of authority to such committee, nor any action by such committee pursuant to its authority shall alone constitute compliance by any member of the board of directors or a member of the committee in question with his responsibility to conform to the standard of care set forth in Article III Section 15 of these bylaws. Section 13. Informal Action by Directors. Any action required or permitted to be taken at a meeting of the directors or any committee designated by the board of directors may be taken without a meeting if a written consent (or counterparts thereof) that sets forth the action so taken is signed by all of the directors or committee members entitled to vote with respect to the action taken. Such consent shall have the same force and effect as a unanimous vote of the directors or committee members and may be stated as such in any document. Unless the consent specifies a different effective date, action taken under this Section 13 is effective at the time the last director signs a writing describing the action taken, unless, before such time, any director has revoked his consent by a writing signed by the director and received by the president or the secretary of the corporation. Section 14. Telephonic Meetings. The board of directors may permit any director (or any member of a committee designated by the board of directors) to participate in a regular or special meeting of the board of directors or a committee thereof through the use of any means of communication by which all directors participating in the meeting can hear each other during the meeting. A director participating in a meeting in this manner is deemed to be present in person at the meeting. Section 15 Standard of Care. A director shall perform his duties as a director, including without limitation his duties as a member of any committee of the board of directors, in good faith, in a manner he reasonably believes to be in the best interests of the corporation, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances. In performing his duties, a director shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by the persons herein designated. However, he shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance to be unwarranted. A director shall not be liable to the corporation or its shareholders for any action he takes or omits to take as a director if, in connection with such action or omission, he performs his duties in compliance with this Section 15. The designated persons on whom a director is entitled to rely are (i) one or more officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented, (ii) legal counsel, public accountant, or other person as to matters which the director reasonably believes to be within such person’s professional or expert competence, or (iii) a committee of the board of directors on which the director does not serve if the director reasonably believes the committee merits confidence. ARTICLE IV Officers and Agents Section 1. General. The officers of the corporation shall be a chief executive officer, a president, a secretary and a treasurer, each of whom shall be a natural person eighteen years of age or older. The board of directors or an officer or officers authorized by the board of directors may appoint such other officers, assistant officers, committees and agents, assistant secretaries and assistant treasurers, as they may consider necessary. The board of directors or the officer or officers authorized by the board of directors shall from time to time determine the procedure for the appointment of officers, their term of office, their authority and duties and their compensation. One person may hold more than one office. In all cases where the duties of any officer, agent or employee are not prescribed by the bylaws or by the board of directors, such officer, agent or employee shall follow the orders and instructions of the president of the corporation. Section 2. Appointment and Term of Office. The officers of the corporation shall be appointed by the board of directors at each annual meeting of the board of directors held after each annual meeting of the shareholders. If the appointment of officers is not made at such meeting or if an officer or officers are to be appointed by another officer or officers of the corporation, such appointments shall be made as soon thereafter as conveniently possible. Each officer shall hold office until the first of the following occurs: his successor shall have been duly appointed and qualified, his death, his resignation, or his removal in the manner provided in Article IV, Section 3. Section 3. Resignation and Removal. An officer may resign at any time by giving written notice of resignation to the corporation. The resignation is effective when the notice is received by the corporation unless the notice specifies a later effective date. Any officer or agent may be removed at any time with or without cause by the board of directors or an officer or officers authorized by the board of directors or by the shareholders. Such removal does not affect the contract Annex E E-11 rights, if any, of the corporation or of the person so removed. The appointment of an officer or agent shall not in itself create contract rights. Section 4. Vacancies. A vacancy in any office, however occurring, may be filled by the board of directors, or by the officer or officers authorized by the board of directors, for the unexpired portion of the officer’s term. If an officer resigns and his resignation is made effective at a later date, the board of directors, or officer or officers authorized by the board of directors, may permit the officer to remain in office until the effective date and may fill the pending vacancy before the effective date if the board of directors or officer or officers authorized by the board of directors provide that the successor shall not take office until the effective date. In the alternative, the board of directors, or officer or officers authorized by the board of directors, may remove the officer at any time before the effective date and may fill the resulting vacancy. Section 5. Chairman of the Board. The chairman of the board of directors, if appointed and if available, or if not appointed or not available, the chief executive officer, or if not appointed or not available, the president, shall preside at all meetings of the shareholders and of the board of directors. Section 6. Chief Executive Officer. The chief executive officer shall be subject to the control of the board of directors and shall in general supervise and control all business and affairs of the corporation. The chief executive officer may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the board of directors, certificates for shares of the corporation, deeds, mortgages, bonds, contracts, and other obligations in the name of the corporation, which the board of directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the board of directors or by these bylaws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed and executed; and in general shall perform all duties incident to the office of chief executive officer and such other duties as may be prescribed by the board of directors from time to time. Section 7. President. The president shall assist the chairman of the board and the chief executive officer and shall perform such duties as may be assigned to him by the chairman of the board, the chief executive officer or by the board of directors. Section 8. Chief Operating Officer. The chief operating officer, if appointed, shall be in charge of the actual day-to-day operations of the business of the corporation. Section 9. Vice Presidents. If appointed, the vice presidents shall assist the chairman of the board, the chief executive officer and the president and shall perform such duties as may be assigned to them by the chairman of the board, the chief executive officer and the president or by the board of directors. In the absence of the chairman of the board, the chief executive officer and the president, the vice president, if any (or, if more than one, the vice presidents in the order designated by the board of directors, or if the board of directors makes no such designation, then the vice president designated by the chairman of the board, the chief executive officer or by the president, or if neither the board of directors, the chairman of the board, the chief executive officer nor the president makes any such designation, the senior vice president as determined by first election to that office), shall have the powers and perform the duties of the chairman of the board, the chief executive officer and the president. Section 10. Secretary. The secretary shall (i) prepare and maintain as permanent records the minutes of the proceedings of the shareholders and the board of directors, a record of all actions taken by the shareholders or board of directors without a meeting, a record of all actions taken by a committee of the board of directors in place of the board of directors on behalf of the corporation, and a record of all waivers of notice of meetings of shareholders and of the board of directors or any committee thereof, (ii) see that all notices are duly given in accordance with the provisions of these bylaws and as required by law, (iii) serve as custodian of the corporate records and of the seal of the corporation and affix (the seal to all documents when authorized by the board of directors, (iv) keep at the corporation’s registered office or principal place of business a record containing the names and addresses of all shareholders in a form that permits preparation of a list of shareholders arranged by voting group and by class or series of shares within each voting group, that is alphabetical within each class or series and that shows the address of, and the number of shares of each class or series held by, each shareholder, unless such a record shall be kept at the office of the corporation’s transfer agent or registrar, (v) maintain at the corporation’s principal office the originals or copies of the corporation’s Articles of Incorporation, bylaws, minutes of all shareholders’ meetings and records of all action taken by shareholders without a meeting for the past three years, all written communications within the past three years to shareholders as a group or to the holders of any class or series of shares as a group, a list of the names and business addresses of the current directors and officers, a copy of the corporation’s most recent corporate report filed with the Secretary of State, and financial statements showing in reasonable detail the corporation’s assets and liabilities and results of operations for the Annex E E-12 last three years, (vi) have general charge of the stock transfer books of the corporation, unless the corporation has a transfer agent, (vii) authenticate records of the corporation, and (viii) in general, perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the chief executive officer, the president or by the board of directors. Assistant secretaries, if any, shall have the same duties and powers as the secretary, subject to supervision by the secretary. The directors and/or shareholders may however respectively designate a person other than the secretary or assistant secretary to keep the minutes of their respective meetings. Any books, records, or minutes of the corporation may be in written form or in any form capable of being converted into written form within a reasonable time. Section 11. Treasurer. The treasurer shall be the principal financial officer of the corporation, shall have the care and custody of all funds, securities, evidences of indebtedness and other personal property of the corporation and shall deposit the same in accordance with the instructions of the board of directors. He shall receive and give receipts and acquittances for money paid in on account of the corporation and shall pay out of the corporation’s funds on hand all bills, payrolls and other just debts of the corporation of whatever nature upon maturity. He shall perform all other duties incident to the office of the treasurer and, upon request of the board of directors, shall make such reports to it as may be required at any time. He shall, if required by the board of directors, give the corporation a bond in such sums and with such sureties as shall be satisfactory to the board of directors, conditioned upon the faithful performance of his duties and for the restoration to the corporation of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation. He shall have such other powers and perform such other duties, as may from time to time be prescribed by the board of directors, the chief executive officer or the president. The assistant treasurers, if any, shall have the same powers and duties as the treasurer, subject to the supervision of the treasurer. The treasurer shall also be the principal accounting officer of the corporation. He shall prescribe and maintain the methods and systems of accounting to be followed, keep complete books and records of account as required by the Colorado Business Corporation Act, prepare and file all local, state and federal tax returns, prescribe and maintain an adequate system of internal audit and prepare and furnish to the chief executive officer, the president and the board of directors statements of account showing the financial position of the corporation and the results of its operations. ARTICLE V Stock Section 1. Certificates. The board of directors shall be authorized to issue any of its classes of shares with or without certificates, provided that the board of directors may provide by resolution or resolutions that some or all of any or all classes or series of the corporation’s stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Notwithstanding the adoption of such a resolution by the board of directors, every holder of stock represented by a certificate or certificates and upon request every holder of uncertificated shares shall be entitled to have a certificate or certificates representing the number of shares of stock owned by him in the corporation registered in certificate form. If the shares are represented by certificates, such shares shall be represented by consecutively numbered certificates signed, either manually or by facsimile, in the name of the corporation by the chief executive officer or the president and by the secretary or by one or more other persons designated by the board of directors. In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, such certificate may nonetheless be issued by the corporation with the same effect as if he were such officer at the date of its issue. Certificates of stock shall be in such form and shall contain such information consistent with the law as shall be prescribed by the board of directors. If shares are not represented by certificates, within a reasonable time following the issue or transfer of such shares, the corporation shall send the shareholder a complete written statement of all of the information required to be provided to holders of uncertificated shares by the Colorado Business Corporation Act. Except as otherwise provided by law, the rights and obligations of holders of uncertificated shares and the rights and obligations of the holders of certificated shares of the same class and series shall be identical. Section 2. Consideration for Shares. Certificated or uncertificated shares shall not be issued until the shares represented thereby are fully paid. The board of directors may authorize the issuance of certificated or uncertificated shares for consideration consisting of any tangible or intangible property of benefit to the corporation, including cash, promissory notes, services performed or other securities of the corporation. Future services shall not constitute payment or partial payment for shares of the corporation. The promissory note of a subscriber or an affiliate of a subscriber shall not constitute payment or partial payment for shares of the Annex E E-13 corporation unless the note is negotiable and is secured by collateral, other than the shares being purchased, having a fair market value at least equal to the principal amount of the note. For purposes of this Section 2, “promissory note” means a negotiable instrument on which there is an obligation to pay independent of collateral and does not include a non-recourse note. Section 3. Lost Certificates. In case of the alleged loss, destruction or mutilation of a certificate of stock, the board of directors may direct the issuance of a new certificate or may register uncertificated shares in lieu thereof upon such terms and conditions in conformity with law as the board of directors may prescribe. The board of directors may in its discretion require an affidavit of lost certificate and/or a bond in such form and amount and with such surety as it may determine before issuing a new certificate or registering uncertificated shares. Section 4. Transfer of Shares. Transfer of shares shall be made only on the books of the corporation by the registered holder thereof, or by such holder’s attorney thereunto authorized by power of attorney and filed with the Secretary of the corporation or a transfer agent of the corporation. If such shares are certificated, upon surrender to the corporation or to a transfer agent of the corporation of a certificate of stock duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, and receipt of such documentary stamps as may be required by law and evidence of compliance with all applicable securities laws and other restrictions, the corporation shall issue a new certificate or register uncertificated shares to the person entitled thereto, and cancel the old certificate. Upon the receipt of proper transfer instructions of uncertificated shares by the holders thereof in person or by their duly authorized attorney, such uncertificated shares shall be cancelled and the corporation shall issue new equivalent certificated shares or register uncertificated shares to the person entitled thereto. Every such transfer of certificated or uncertificated shares shall be entered on the stock books of the corporation which shall be kept at its principal office or by the person and the place designated by the board of directors. Except as otherwise expressly provided in Article II, Sections 7 and 11, and except for the assertion of dissenters’ rights to the extent provided in Article 113 of the Colorado Business Corporation Act, the corporation shall be entitled to treat the registered holder of any shares of the corporation as the owner thereof for all purposes, and the corporation shall not be bound to recognize any equitable or other claim to, or interest in, such shares or rights deriving from such shares on the part of any person other than the registered holder, including without limitation any purchaser, assignee or transferee of such shares or rights deriving from such shares, unless and until such other person becomes the registered holder of such shares, whether or not the corporation shall have either actual or constructive notice of the claimed interest of such other person. Section 5. Transfer Agent, Registrars and Paying Agents. The board of directors may at its discretion appoint one or more transfer agents, registrars and agents for making payment upon any class of stock, bond, debenture or other security of the corporation. Such agents and registrars may be located either within or outside Colorado. They shall have such rights and duties and shall be entitled to such compensation as may be agreed. ARTICLE VI Indemnification of Certain Persons Section 1. Indemnification. For purposes of Article VI, a “Proper Person” means any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal, by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary or agent of any foreign or domestic profit or nonprofit corporation or of any partnership, joint venture, trust, profit or nonprofit unincorporated association, limited liability company, or other enterprise or employee benefit plan. The corporation shall indemnify any Proper Person against reasonably incurred expenses (including attorneys’ fees), judgments, penalties, fines (including any excise tax assessed with respect to an employee benefit plan) and amounts paid in settlement reasonably incurred by him in connection with such action, suit or proceeding if it is determined by the groups set forth in Section 4 of this Article VI that he conducted himself in good faith and that he reasonably believed (i) in the case of conduct in his official capacity with the corporation, that his conduct was in the corporation’s best interests, or (ii) in all other cases (except criminal cases), that his conduct was at least not opposed to the corporation’s best interests, or (iii) in the case of any criminal proceeding, that he had no reasonable cause to believe his conduct was unlawful. A Proper Person will be deemed to be acting in his official capacity while acting as a director, officer, employee or agent on behalf of this corporation and not while acting on this corporation’s behalf for some other entity. Annex E E-14

No indemnification shall be made under this Article VI to a Proper Person with respect to any claim, issue or matter in connection with a proceeding by or in the right of a corporation in which the Proper Person was adjudged liable to the corporation or in connection with any proceeding charging that the Proper Person derived an improper personal benefit, whether or not involving action in an official capacity, in which he was adjudged liable on the basis that he derived an improper personal benefit. Further, indemnification under this Section in connection with a proceeding brought by or in the right of the corporation shall be limited to reasonable expenses, including attorneys’ fees, incurred in connection with the proceeding. Section 2. Right to Indemnification. The corporation shall indemnify any Proper Person who was wholly successful, on the merits or otherwise, in defense of any action, suit, or proceeding as to which he was entitled to indemnification under Section 1 of this Article VI against expenses (including attorneys’ fees) reasonably incurred by him in connection with the proceeding without the necessity of any action by the corporation other than the determination in good faith that the defense has been wholly successful. Section 3. Effect of Termination of Action. The termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person seeking indemnification did not meet the standards of conduct described in Section 1 of this Article VI. Entry of a judgment, by consent as part of a settlement shall not be deemed an adjudication of liability, as described in Section 2 of this Article VI. Section 4. Groups Authorized to Make Indemnification Determination. Except where there is a right to indemnification as set forth in Sections 1 or 2 of this Article VI or where indemnification is ordered by a court in Section 5 of this Article VI, any indemnification shall be made by the corporation only as authorized in the specific case upon a determination by a proper group that indemnification of the Proper Person is permissible under the circumstances because he has met the applicable standards of conduct set forth in Section 1 of this Article VI. This determination shall be made by the board of directors by a majority vote of those present at a meeting at which a quorum is present, which quorum shall consist of directors not parties to the proceeding (“Quorum”). If a Quorum cannot be obtained, the determination shall be made by a majority vote of a committee of the board of directors designated by the board, which committee shall consist of two or more directors not parties to the proceeding, except that directors who are parties to the proceeding may participate in the designation of directors for the committee. If a Quorum of the board of directors cannot be obtained and the committee cannot be established, or even if a Quorum is obtained or the committee is designated and a majority of the directors constituting such Quorum or committee so directs, the determination shall be made by (i) independent legal counsel selected by a vote of the board of directors or the committee in the manner specified in this Section 4 or, if a Quorum of the full board of directors cannot be obtained and a committee cannot be established, by independent legal counsel selected by a majority vote of the fall board of directors (including directors who are parties to the action) or (ii) a vote of the shareholders. Section 5. Court-Ordered Indemnification. Any Proper Person may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction for mandatory indemnification under Section 2 of this Article VI, including indemnification for reasonable expenses incurred to obtain court- ordered indemnification. If the court determines that such Proper Person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not he met the standards of conduct set forth in Section 1 of this Article VI or was adjudged liable in the proceeding, the court may order such indemnification as the court deems proper except that if the Proper Person has been adjudged liable, indemnification shall be limited to reasonable expenses incurred in connection with the proceeding and reasonable expenses incurred to obtain court-ordered indemnification. Section 6. Advance of Expenses. Reasonable expenses (including attorneys’ fees) incurred in defending an action, suit or proceeding as described in Section 1 of this Article VI may be paid by the corporation to any Proper Person in advance of the final disposition of such action, suit or proceeding upon receipt of (i) a written affirmation of such Proper Person’s good faith belief that he has met the standards of conduct prescribed by Section 1 of this Article VI, (ii) a written undertaking, executed personally or on the Proper Person’s behalf, to repay such advances if it is ultimately determined that he did not meet the prescribed standards of conduct (the undertaking shall be an unlimited general obligation of the Proper Person but need not be secured and may be accepted without reference to financial ability to make repayment), and (iii) a determination is made by the proper group (as described in Section 4 of this Article VI) that the facts as then known to the group would not preclude indemnification. Determination and authorization of payments shall be made in the same manner specified in Section 4 of this Article VI. Annex E E-15

Section 7. Witness Expenses. The sections of this Article VI do not limit the corporation’s authority to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when he has not been made a named defendant or respondent in the proceeding. Section 8. Report to Shareholders. Any indemnification of or advance of expenses to a director in accordance with this Article VI, if arising out of a proceeding by or on behalf of the corporation, shall be reported in writing to the shareholders with or before the notice of the next shareholders’ meeting. If the next shareholder action is taken without a meeting at the instigation of the board of directors, such notice shall be given to the shareholders at or before the time the first shareholder signs a writing consenting to such action. ARTICLE VII Provision of Insurance By action of the board of directors, notwithstanding any interest of the directors in the action, the corporation may purchase and maintain insurance, in such scope and amounts as the board of directors deems appropriate, on behalf of any person who is or was a director, officer, employee, fiduciary or agent of the corporation, or who, while a director, officer, employee, fiduciary or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary or agent of any other foreign or domestic corporation or of any partnership, joint venture, trust, profit or nonprofit unincorporated association, limited liability company or other enterprise or employee benefit plan, against any liability asserted against, or incurred by, him in that capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Article VI or applicable law. Any such insurance may be procured from any insurance company designated by the board of directors of the corporation, whether such insurance company is formed under the laws of Colorado or any other jurisdiction of the United States or elsewhere, including any insurance company in which the corporation has an equity interest or any other interest, through stock ownership or otherwise. ARTICLE VIII Miscellaneous Section 1. Seal. The corporate seal of the corporation shall be circular in form and shall contain the name of the corporation and the words, “Seal, Colorado.” Section 2. Fiscal Year. The fiscal year of the corporation shall be as established by the board of directors. Section 3. Amendments. Except as hereinafter stated, the board of directors shall have power, to the maximum extent permitted by the Colorado Business Corporation Act, to make, amend and repeal the bylaws of the corporation at any regular or special meeting of the board of directors unless the shareholders, in making, amending or repealing a particular bylaw, expressly provide that the directors may not amend or repeal such bylaw. The directors may not amend Sections 2 or 3 of Article III, Article VI or Section 3 of Article VIII of the bylaws. Sections 2 and 3 of Article Ill, Article VI and Section 3 of Article VIII of the bylaws can only be amended or repealed by 80% of the votes of the shareholders entitled to be cast thereon. The shareholders also shall have the power to make, amend or repeal the bylaws of the corporation at any annual meeting or at any special meeting called for that purpose. Section 4. Gender. The masculine gender is used in these bylaws as a matter of convenience only and shall be interpreted to include the feminine and neuter genders as the circumstances indicate. Section 5. Conflicts. In the event of any irreconcilable conflict between these bylaws and either the corporation’s Articles of Incorporation or applicable law, the latter shall control. Section 6. Definitions. Except as otherwise specifically provided in these bylaws, all terms used in these bylaws shall have the same definition as in the Colorado Business Corporation Act. Annex E E-16

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NATURAL GAS SERVICES GROUP, INC. 2025 ANNUAL REPORT FORM 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025 or ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from________________________to__________________________ Commission file number: 1-31398 NATURAL GAS SERVICES GROUP, INC. (Exact Name of Registrant as Specified in its Charter) Colorado 75-2811855 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.) 601 State Street, Suite 400, Southlake, Texas 76092 (Address of principal executive offices) (Zip Code) Registrant’s telephone number, including area code: (432) 262-2700 Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol Name of each exchange on which registered Common Stock, $.01 par value NGS New York Stock Exchange Securities registered pursuant to section 12(g) of the Act: None. Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒ Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒ Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐ Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐ Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☒ Emerging growth company ☐ If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐ Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒ The aggregate market value of voting and non-voting common equity held by non-affiliates of the Registrant as of June 30, 2025, was approximately $181.9 million based on the closing price of the common stock on that date on the New York Stock Exchange. At March 13, 2026, there were 12,587,628 shares of the Registrant’s common stock outstanding. Documents Incorporated by Reference Certain information called for in Items 10, 11, 12, 13 and 14 of Part III are incorporated by reference to the Registrant’s definitive proxy statement for the annual meeting of shareholders expected to be held on June 5, 2026.

NATURAL GAS SERVICES GROUP, INC. ANNUAL REPORT ON FORM 10-K For the Year Ended December 31, 2025 TABLE OF CONTENTS Item No. Page PART I Item 1. Business 1 Item 1A. Risk Factors 10 Item 1B. Unresolved Staff Comments 19 Item 1C. Cybersecurity 20 Item 2. Properties 21 Item 3. Legal Proceedings 21 Item 4. Mine Safety Disclosures 21 PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 22 Item 6. Reserved 22 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations 23 Item 7A. Quantitative and Qualitative Disclosures About Market Risk 36 Item 8. Financial Statements and Supplementary Data 36 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 36 Item 9A. Controls and Procedures 37 Item 9B. Other Information 37 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 37 PART III Item 10. Directors, Executive Officers and Corporate Governance 38 Item 11. Executive Compensation 38 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 38 Item 13. Certain Relationships and Related Transactions, and Director Independence 38 Item 14. Principal Accountant Fees and Services 38 PART IV Item 15. Exhibits and Financial Statement Schedules 39 Item 16. Form 10-K Summary 40 Signatures 41 Index to Consolidated Financial Statements 42

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS This Annual Report on Form 10-K contains certain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and information pertaining to us, our industry and the oil and gas industry that is based on the beliefs of our management, as well as assumptions made by and information currently available to our management. All statements, other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding our future financial position, growth strategy, budgets, projected costs, plans and objectives of management for future operations, are forward-looking statements. We use the words “may,” “will,” “expect,” “anticipate,” “estimate,” “guidance,” “believe,” “continue,” “intend,” “plan,” “budget” and other similar words to identify forward-looking statements. You should read statements that contain these words carefully and should not place undue reliance on these statements because they discuss future expectations, contain projections of results of operations or of our financial condition and/or state other “forward- looking” information. We do not undertake any obligation to update or revise publicly any forward-looking statements. Although we believe our expectations reflected in these forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations or assumptions will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, but are not limited to, the following factors and the other factors described in Part I, Item 1A. “Risk Factors” and Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this Annual Report on Form 10-K: • conditions in the oil and gas industry, including the supply and demand for oil and gas and volatility in the prices of oil and gas; • changes in general economic and financial conditions, inflationary pressures, the potential for economic recession in the U.S., tariffs and trade restrictions, including the imposition of new and higher tariffs on imported goods and retaliatory tariffs implemented by other countries on U.S. goods, and the potential effects on our financial condition, results of operations and cash flows; • our reliance on major customers; • failure of projected organic growth due to adverse changes in the oil and gas industry, including depressed oil and gas prices, oppressive environmental regulations and competition; • our inability to achieve increased utilization of assets, including rental fleet utilization and monetizing other non-cash balance sheet assets; • failure of our customers to continue to rent equipment after expiration of the primary rental term; • our ability to economically develop and deploy new technologies and services, including technology to comply with health and environmental laws and regulations; • failure to achieve accretive financial results in connection with any acquisitions we may make; • fluctuations in interest rates; • our ability to make dividends, distributions and share repurchases; • changes in regulation or prohibition of new well or current completion techniques; • competition among the various providers of compression services and products; • changes in safety, health and environmental regulations; • changes in economic or political conditions in the markets in which we operate; • the inherent risks associated with our operations, such as equipment defects, malfunctions, natural disasters and adverse changes in customer, employee and supplier relationships; • our inability to comply with covenants in our debt agreements and the decreased financial flexibility associated with our debt; • inability to finance our future capital requirements and availability of financing; • cybersecurity threats, including increased use of artificial intelligence and other emerging technologies; • capacity availability, costs and performance of our outsourced compressor fabrication providers and overall inflationary pressures; • impacts of world events, such as acts of terrorism, the conflicts in Iran, Ukraine, Venezuela and in the greater Middle East, and significant economic disruptions and adverse consequences resulting from possible long-term effects of potential pandemics and other public health crises; and • general economic conditions. We believe that it is important to communicate our expectations of future performance to our investors. However, events may occur in the future that we are unable to accurately predict or that we are unable to control. When considering our forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Annual Report on Form 10-K. i

Glossary of Industry Terms “basin” – A large, low-lying geological depression containing a complex of petroleum source rocks. The Permian Basin, within which we operate a substantial portion of our compressor fleet, is considered to be the largest petroleum producing basin in the United States (“U.S.”). “compressor” – In the energy industry, a compressor is utilized to facilitate a mechanical process to increase the pressure of natural gas by reducing its volume so that it can be transported through gathering and pipeline systems, injected into a reservoir for storage or injected into a well to enhance the recovery of petroleum products, among other applications. Various forms of compressors are used in the energy industry including reciprocating and screw types, among others. Compressors can be powered by natural gas from the wellhead or electricity from a power grid. “gas lift” – A production technique whereby natural gas is injected into a well to increase/improve the oil production. “horsepower” – A unit of measurement for the power produced by an engine in a compressor unit. Horsepower is calculated by multiplying the amount of force (in pounds) by the speed (in feet per second). One horsepower is equivalent to the power necessary to move 550 pounds one foot in one second. We classify our compressor units as large, medium or small based on their horsepower. Our large horsepower compressor units are 400 horsepower or more, medium horsepower units are 200 to 399 horsepower and small horsepower units are below 200 horsepower. “HPGL” – High pressure gas lift. “LNG” – Liquified natural gas. “oil shale” – Also referred to as tight oil, is petroleum that consists of light crude oil contained in petroleum-bearing formations of low-permeability, often shales or tight sandstones. “OEM” – Original equipment manufacturer refers to the company that makes a product to be sold by another company under its own name. We have several key OEM vendors that provide critical components to our compressor units including Caterpillar, Cummins and Waukesha for engines, Ariel for compressor frames and FW Murphy for controls, among others. “OPEC” – The Organization of Petroleum Exporting Countries. Through its actions, this organization has a significant impact on the determination of global crude oil prices. “play” – A geological term that refers to a group of oil and gas prospects within the same region that are controlled by the same set of geological circumstances. Plays are generally considered “conventional” when the resources can be extracted through traditional vertical wells or “unconventional” whereby the resources are tightly bound to the rock (generally shales and sandstones) requiring specialized measures for extraction including directional or horizontal drilling and hydraulic fracturing. “reciprocating compressors” – A reciprocating compressor is a positive displacement device which compresses gas and/or vapor by using a piston in a cylinder and a back-and-forth, or reciprocating, motion. “screw compressors” – A positive displacement compressor used in low-pressure and vapor compression applications where two rotating rotors intermesh to create pockets of continuously decreasing volume, in which the gas is compressed and its pressure is increased. ii

PART I ITEM 1. BUSINESS Unless the context otherwise requires, references in this Annual Report on Form 10-K to “Natural Gas Services Group,” the “Company,” “NGS,” “we,” “us,” or “our” refer to Natural Gas Services Group, Inc. and its consolidated subsidiary, NGSG Properties, LLC. Certain specialized terms used in describing our natural gas compressor business are defined in “Glossary of Industry Terms” on page ii. Description of Business We were incorporated in December 1998 and initially operated as a holding company of a group of subsidiaries that were engaged in the manufacturing, operation and leasing of natural gas compression equipment, flares and related assets to the natural gas industry with a focus on unconventional natural gas production plays in the U.S. (such as coalbed methane, gas shales and tight gas). We completed our initial public offering in October 2002 and our common stock began trading on the American Stock Exchange under the symbol “NGS.” In October 2008, our common stock began trading on the New York Stock Exchange. Today, we are a premier provider of natural gas and electric compression equipment, technology and services to the energy industry. We rent, design, install, service and maintain natural gas engine and electric motor drive compressors for oil and gas production and processing facilities. We also provide aftermarket services in the form of call-out services on customer- owned equipment as well as commissioning of new units for customers. We are headquartered in Southlake, Texas, with administrative offices in Midland, Texas, an engineering facility located in Tulsa, Oklahoma and service facilities located in several major oil and gas producing basins in the U.S. Our primary business and source of revenue and gross profit is derived from the rental of natural gas engine and electric motor drive compressor units for applications associated with oil and gas production with a focus on large and medium horsepower applications. Our customers, specifically for large and medium horsepower units, are exploration and production (“E&P”) companies that utilize our compressor units for artificial lift, or “gas lift,” applications (i.e., production enhancement enabled with high-pressure gas compression equipment) in unconventional oil wells on single and multi-well pads. In addition, our customer base includes oil and gas E&P companies that focus primarily on natural gas production (with typically smaller horsepower applications). Our largest rental area is the Permian Basin (78 percent of rental revenues in 2025), with the majority of our remaining rental revenue generated in other oil and gas producing regions and basins in Texas, New Mexico and Ohio, including the San Juan Basin, the Utica and Marcellus Shales in Ohio, the Texas Panhandle, the Barnett Shale, and the Eagle Ford Shale. Other regions and plays in which we provide services include central and western Oklahoma and the Antrim Shale in Michigan. Recent Developments In April 2025, we secured an amendment to our senior secured revolving credit agreement, as amended (the “Credit Facility”) to (i) increase our total commitment to $400.0 million, (ii) expand the accordion feature to $100.0 million, (iii) reduce interest rates at comparable leverage levels and (iv) provide for a more flexible leverage covenant. See Note 10 (“Long-Term Debt”) to our Consolidated Financial Statements. Throughout 2025, we expanded our fleet horsepower by approximately 11 percent to approximately 663,000 horsepower primarily from the addition of 70 new large (over 400 horsepower) compressor units. This increase in fleet horsepower contributed substantially to a 14 percent increase in rental revenues to approximately $164 million. We initiated a common stock dividend during the third quarter of 2025 for $0.10 per share and increased it to $0.11 per share for the fourth quarter of 2025 and first quarter of 2026. See Note 14 (“Stockholders’ Equity”) and Note 19 (“Subsequent Events”) to our Consolidated Financial Statements. We initiated efforts to market certain non-essential real estate properties including our former assembly facility in Midland, Texas (the “Midland Facility”) in the second quarter of 2025 and our former corporate headquarters facility, also in Midland, Texas (the “Former Headquarters Property”), in February 2026. See Note 5 (“Assets Held for Sale and Restructuring Activities”), Note 7 (“Property and Equipment”) and Note 19 (“Subsequent Events”) to our Consolidated Financial Statements. In January 2026, we received over $12 million, including interest, representing a substantial portion of federal income tax refunds that were due to us since 2020. See Note 11 (“Income Taxes”) to our Consolidated Financial Statements. Please see Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further information regarding our operations. 1

Our Operating Units We identify our operating units based upon major revenue sources as (i) Rental, (ii) Sales and (iii) Aftermarket Services. Rental. Our rental compression units provide large, medium and small horsepower applications for conventional and unconventional oil and gas production. Our rental contracts generally provide for initial terms ranging from 12 to 60 months and generally extend on a month-to-month basis thereafter. We believe that by outsourcing their compression needs, our customers are able to increase their revenues by producing higher volumes of oil and gas due to higher equipment run time, decrease their operating and maintenance cost of operating compression, lower their capital investment needs and more efficiently meet their changing compression needs. We maintain and service all of the compression equipment that we rent to our customers. The size, type and geographic dispersion of our rental fleet enables us to provide our customers with a range of compression units that can serve a wide variety of applications, and to select the correct equipment for the job, rather than the customer trying to fit the job to its own equipment. We base our compressor rental rates on several factors, including the cost and size of the equipment, the type and complexity of service desired by the customer, the length of contract and the inclusion of any other services desired, such as installation, transportation and daily operation. In addition, certain of our contracts include surcharges for oil and filters as well as insurance where applicable. As of December 31, 2025, we had 1,914 compressors in our rental fleet totaling 662,542 horsepower. Of this total, we had 1,245 compressors totaling 562,676 horsepower rented to customers. Approximately three percent of our compressor fleet, representing approximately four percent of our available horsepower is electric powered. The unit utilization rate of our rental fleet as of December 31, 2025, was 65.0 percent, while our horsepower utilization for the same period was 84.9 percent. During 2025, we placed into service 434 unit sets, including 364 from our existing fleet and 70 new units, with a total of 172,428 horsepower. A total of 126 of those units, including 70 new units, were 400 horsepower or larger, representing approximately 68.7 percent of the total horsepower set. This activity resulted in a 280 basis point increase in our horsepower utilization from 82.1 percent at the end of 2024 to 84.9 percent at the end of 2025. Sales. We design and engineer compressor components manufactured by OEM suppliers. In order to provide customer support, we also stock varying levels of replacement parts at our Tulsa, Oklahoma facility and our field service locations. Aftermarket Services. We service and maintain compressors owned by our customers on an “as needed” and contract basis, as well as providing services related to the installation and start-up of new compressor units. We perform engine and compressor overhauls on a condition-based interval or a time-based schedule or at our customers’ request. Business Strategy Our long-term intentions to grow our revenue and profitability are based on the following business strategies: • Optimize existing utilized fleet. We believe there are opportunities to modestly improve the profitability of our existing utilized rental fleet through targeted price increases, particularly in geographic areas that have experienced high rates of cost inflation, along with operational efficiencies by using improved data collection and analysis to optimize our labor, parts, and maintenance costs. • Improve asset utilization. We believe we can improve the overall cash flow of the business by increasing utilization of the existing fleet as well as monetizing non-cash assets. We have unutilized units—we will review these assets to determine where relatively low-cost capital expenditures can improve the marketability and cash flow potential of the units. We also have a significant amount of capital tied up in non-cash assets (including inventory and other fixed assets, primarily real property) that we believe can be monetized and invested back in the fleet at or above target levels of return on invested capital. • Expand rental fleet. We intend to prudently increase the size of our rental fleet mainly through pre-contracted agreements with our customers. We believe our future growth in this part of our strategy will be primarily driven through our placement of larger horsepower, centralized wellhead natural gas compressors for unconventional oil production, with select increases in medium horsepower units to meet customer demand beyond our inventory. • Execute accretive mergers and acquisitions. We believe there are opportunities in mergers and acquisitions. While there is no certainty as to the probability of any particular deal, we will continue to evaluate potential acquisitions, joint ventures and other opportunities that could enhance value for our shareholders. All of the above strategies are subject to revisions and adjustments as a result of several factors discussed in Item 1A. “Risk Factors.” 2

Competitive Strengths We believe our competitive strengths include: • Strong operational performance. We deliver very high levels of mechanical availability to our customers. Mechanical availability is defined as the percentage of time that our units are capable of operating as designed and is a measure of reliability. The cost of rental compression is an appreciable operating expense for a producer and the improved productivity delivers material incremental profitability to customers. This creates significant value for our customers and we believe our high levels of mechanical availability, particularly for our large horsepower rental compression units, is a competitive differentiator for customers selecting our units. • Innovative rental compression units. We have made a series of technical innovations to our rental compression units that have improved operational performance while also reducing the environmental impact, largely related to the volume of fugitive emissions. Environmental considerations have increased in importance for our customers, particularly with recent environmental regulations and taxation, most notably the Methane Emissions Reduction Program. We use “eComp” technology with existing equipment to reduce emissions through vent capture and electronic valving. Our use of proprietary System Management and Recovery Technology (“SMART”) on our compressor units reduces unplanned shutdowns and increases productivity and our new equipment includes telemetry software to meet customer demands for operational data to analyze and streamline production. We believe the superior operating and environmental performance of our natural gas engine and electric-drive units, particularly our large horsepower units, is a significant competitive differentiator. • Long-standing customer relationships. We have developed long-standing relationships providing compression equipment to many major and independent oil and gas companies. Our customers generally continue to rent our compressors after the expiration of the initial terms of our rental agreements, which we believe reflects their satisfaction with the reliability and performance of our services and products. • High level of customer service. Our ability to provide a broad range of compressors has enabled us to effectively meet the evolving needs of our customers. We believe this ability, coupled with our personalized services and in-depth knowledge of our customers’ operating needs and growth plans, have allowed us to enhance our relationships with existing customers as well as attract new customers. The size, type and geographic diversity of our rental fleet enable us to provide customers with a range of compression units that can serve a wide variety of applications. We are able to select the correct equipment for the job, rather than the customer trying to fit its application to our equipment. • Availability of new units. The rental compression industry has undergone significant change over the last several years. Capital constraints, in the form of reduced debt availability, higher interest rates, and shareholder demands for return of capital, have forced capital discipline upon the industry. These factors, along with supply chain challenges, led to a dearth of available rental compression units at a time of solid customer demand. Our strong balance sheet allowed us to strategically gain market share with desirable customers renting large horsepower units on pre-contracted basis. We believe our relatively modest leverage remains a strategic advantage for us to continue to gain market share on attractive terms for shareholder return. Industry Overview and Outlook The oil and gas industry has historically been cyclical and production levels of oil and gas are dependent upon numerous factors. The market for compression equipment and services is highly dependent on the production levels of E&P companies and pricing of oil and gas. Crude Oil. The level of production for crude oil and capital expenditures activity has generally been dependent upon the prevailing view of future crude oil prices, which are influenced by numerous supply and demand factors, including availability and cost of capital, well productivity and development costs, global and domestic economic conditions, environmental regulations, policies of OPEC and Russia, and other factors. While crude oil prices have historically been volatile, we expect demand for our existing compressor fleet to remain positive assuming crude oil prices remain within reasonable bands with respect to current pricing levels. Natural Gas. We believe the market outlook for natural gas production in the U.S. remains steady while short term price volatility remains a factor due to geopolitical influences and shifts in LNG exports. We believe opportunities for increased utilization of our small and medium horsepower units are supported by continued investment in shale gas development, particularly in the Permian basin and the Utica and Marcellus Shales. We will continue to evaluate our business and operating strategy and we will continue to remain prudent in both our allocation of capital and our capital structure. Nevertheless, if any of these circumstances change significantly, our business could be adversely affected. Please read Item 1A., “Risk Factors,” in this report. 3

Customers As of December 31, 2025, we had approximately 60 customers for our compressor rental fleet. Our customer base includes oil and gas E&P and operating companies of various sizes ranging from domestic affiliates of certain of the internationally-recognized majors to domestic and regional operators. During the years ended December 31, 2025, 2024 and 2023 our revenues from Occidental Permian, LTD. (“Oxy”) and Devon Energy Corporation (“Devon”) amounted to 59 percent, 59 percent and 52 percent of our revenue on a combined basis, respectively. No other single customer accounted for more than 10 percent of our revenues during 2025, 2024 or 2023. Oxy and Devon amounted to 62 percent of our accounts receivable as of December 31, 2025, and 60 percent of our accounts receivable as of December 31, 2024. No other customers amounted to more than 10 percent of our accounts receivable as of December 31, 2025 or 2024. The loss of these key customers would have a material adverse effect on our business, results of operations, financial condition and cash flows, depending upon the demand for our compressors at the time of such loss and our ability to attract new customers. Sales and Marketing Our sales force pursues the rental and sales market for compressors and other services in their respective territories. Additionally, our personnel coordinate with each other to develop relationships with customers who operate in multiple regions. Our sales and marketing strategy is focused on communication with current customers and potential customers through frequent direct contact, technical assistance, print literature, direct mail and referrals. Our sales and marketing personnel coordinate with our operations personnel in order to promptly respond to and address customer needs. Our overall sales and marketing efforts concentrate on demonstrating our commitment to enhancing our customers’ cash flows through superior customer service and support, installation, operations assembly and enhanced product design. Competition The compression services business is highly competitive. We have several competitors in the compression industry, some of which have greater financial resources. We believe that we compete effectively on the basis of compression unit availability, customer service, flexibility in meeting customer needs, and quality and reliability of our compressors and related services as well as price. Compressor industry participants can achieve significant advantages through increased size and geographic breadth. As the number of rental compressors in our rental fleet increases, the number of sales, support, and maintenance personnel required and the minimum level of inventory may not increase proportionately. Liability and Other Insurance Coverage Our equipment and services are provided to customers who are subject to hazards inherent in the oil and gas industry, such as explosions, fires, and oil spills. We maintain liability insurance that we believe is customary in the industry and which includes environmental cleanup but excludes product warranty insurance because the majority of components on our compressor unit are covered by the OEM manufacturers and our outsourced fabrication service providers. We also maintain insurance with respect to our facilities. Based on our historical experience, we believe that our insurance coverage is adequate. However, there is a risk that our insurance may not be sufficient to cover any particular loss or that insurance may not cover all losses. In addition, insurance rates have in the past been subject to wide fluctuation, and changes in coverage could result in less coverage, increases in cost or higher deductibles and retentions. Intellectual Property We believe that the success of our business depends more on the technical competence, creativity and marketing abilities of our employees than on any individual patent, trademark, or copyright. Nevertheless, as part of our ongoing research, design and development activities, we may seek patents when appropriate on inventions concerning new products, processes and product improvements. We maintain confidentiality and proprietary information agreements with our executive officers and certain key, senior employees. Suppliers and Raw Materials Preparing our rental compressors for service involves the purchase by us of engines, compressors, coolers, frames and other components, and the assembly, primarily by third-party service providers, of these OEM components on skids for delivery to customer locations. These major components of our compressor units are acquired through periodic purchase orders placed with third-party suppliers on an “as needed” basis, which typically requires a three to twelve month lead time with delivery dates scheduled to coincide with our estimated assembly schedules. Although we do not have formal continuing supply and service contracts with any major supplier or third-party assembly service provider, we believe we have adequate alternative sources available. In the past, we have not experienced any sudden and dramatic increases in the prices of the major components for our compressors. However, the occurrence of such an event could have a material adverse effect on our results of operations, financial condition and cash flows, particularly if we are unable to increase our rental rates and sale prices proportionate to any such component price increases. 4

Government Regulation Our operations and facilities are subject to numerous federal, state, foreign and local laws, rules and regulations related to various aspects of our business, including containment and disposal of hazardous materials, water quality and wastewater discharges, oilfield waste and other waste materials and protection of human health. To date, we have not been required to expend significant resources in order to satisfy applicable environmental laws and regulations. We do not anticipate any material capital expenditures for environmental control facilities or extraordinary expenditures to comply with environmental rules and regulations in the foreseeable future. However, compliance costs under existing laws or under any new requirements could become material and we could incur liabilities for noncompliance. And as noted below, we may be indirectly affected by environmental laws that affect our customers. Our business is generally affected by political developments and by federal, state, foreign and local laws and regulations, which relate to the oil and gas industry. The adoption of laws and regulations affecting the oil and gas industry for economic, environmental and other policy reasons could increase our costs and could have an adverse effect on the demand for our services and our operations. The state and federal environmental laws and regulations that currently apply to our operations could become more stringent in the future. Climate Change In response to findings that emissions of carbon dioxide, methane and other Greenhouse Gases (“GHGs”) endanger public health and the environment, federal legislation has been considered from time to time to reduce GHG emissions. Methane, a primary component of natural gas, and carbon dioxide, a byproduct of the burning of natural gas, are examples of GHGs. At the federal level, the government could seek to pursue legislative, regulatory or executive initiatives that may impose significant restrictions on fossil-fuel exploration and production and use such as limitations or bans on hydraulic fracturing of oil and gas wells, bans or restrictions on new leases for production of minerals on federal properties, and imposing restrictive requirements on new pipeline infrastructure or fossil-fuel export facilities. The Inflation Reduction Act of 2022 (the “IRA 2022”) imposed a methane emissions charge on certain oil and gas facilities, including onshore petroleum and natural gas production facilities, which emit 25,000 metric tons or more of carbon dioxide equivalent gas per year and exceed certain emissions thresholds. We do not operate any facilities that are subject to this emissions charge. On July 4, 2025, President Trump signed the One Big Beautiful Bill Act (the “OBBBA”) into law which, among other things, postpones the EPA’s imposition of the recent methane waste emissions charge to 2034. In May 2024, the U.S. Environmental Protection Agency (“EPA”) finalized revisions to the Greenhouse Gas Reporting Program for petroleum and natural gas systems. Among other things, the final rule (the “Subpart W Revisions Rule”) expands the emissions events that are subject to reporting requirements to include “other large release events” and applies reporting requirements to certain new sources and sectors. The emissions reported under the Greenhouse Gas Reporting Program will be the basis for any payments under the Methane Emissions and Waste Reduction Incentive Program in the IRA 2022, and the Subpart W Revisions Rule may result in an increase in reported methane and other GHG emissions under Subpart W for many operators. The Subpart W Revisions Rule took effect in January 2025. However, in September 2025, the EPA proposed to permanently remove program obligations from the Greenhouse Gas Reporting Program for most source categories and suspend program obligations for some sources subject to Subpart W until 2034. Although it is not currently possible to predict how any proposed or future GHG legislation, regulation, agreements or initiatives will impact our business, any such legislation or regulation of GHG emissions could result in increased compliance or operating costs, additional operating restrictions or reduced demand for our compressor services, and could have a material adverse effect on our business, financial condition and results of operations. Other energy legislation and initiatives could include a carbon tax, methane fee or cap and trade program. At the state level, many states, including the states in which we or our customers conduct operations, have adopted legal requirements that have imposed new or more stringent permitting, disclosure or well construction requirements on oil and gas activities. For instance, various states and groups of states have adopted or are considering adopting legislation, regulations or other regulatory initiatives that are focused on such areas as GHG cap and trade programs, carbon taxes, reporting and tracking programs, and restriction of emissions. For example, in January 2024, the Colorado Energy and Carbon Management Commission (formerly the Colorado Oil and Gas Conservation Commission) adopted final rules that apply increased scrutiny to the cumulative impacts of GHG emissions of oil and gas development and set GHG emissions intensity targets for oil and gas operators. Likewise, the New Mexico Environment Department has adopted regulations to restrict the venting or flaring of methane. At the international level, there is an agreement, the United Nations-sponsored “Paris Agreement,” for nations to limit their GHG emissions through non-binding, individually determined reduction goals every five years after 2020. In November 2021, the United States participated in the United Nations Climate Change Conference in Glasgow, Scotland, United Kingdom that resulted in a pact among approximately 200 countries, including the United States, called the Glasgow Climate Pact. Relatedly, the United States and European Union jointly announced the launch of the “Global Methane Pledge,” which aims to cut global methane pollution at least 30% by 2030 relative to 2020 levels, including “all feasible reductions” in the energy sector. In conjunction with these pacts, the United States committed to an economy-wide target of reducing net greenhouse gas 5 emissions by 50-52 percent below 2005 levels by 2030. On January 20, 2025, the current administration issued an Executive Order directing the immediate notice to the United Nations of the United States’ withdrawal from the Paris Agreement and all other agreements made under the United Nations Framework Convention on Climate Change. Additionally, on January 7, 2026, the current administration announced the formal withdrawal of the United States from the United Nations Framework Convention on Climate Change in a presidential memorandum. However, various state and local governments in the U.S. have publicly committed to furthering the goals of the Paris Agreement and many of these efforts at the local, state and international levels are expected to continue. Any future laws and regulations imposing reporting obligations on, or limiting emissions of GHGs from, our compressors could require us to incur costs to reduce emissions associated with our operations. Litigation risks are also increasing, as a number of cities and other local governments have sought to bring suits against the largest E&P companies in state or federal court, alleging, among other things, that such companies created public nuisances by producing fuels that contributed to global warming effects, such as rising sea levels, and therefore are responsible for roadway and infrastructure damages, or alleging that the companies have been aware of the adverse effects of climate change for some time but defrauded their investors by failing to adequately disclose those impacts. There are also increasing financial risks for fossil fuel producers and oil and gas field service providers (such as us) as shareholders currently invested in fossil-fuel energy and related service companies concerned about the potential effects of climate change may elect in the future to shift some or all of their investments into non-energy related sectors. Institutional lenders who provide financing to fossil-fuel energy and related companies also have become more attentive to sustainable lending practices and some of them may elect not to provide funding for fossil fuel energy companies. Additionally, the lending practices of institutional lenders have been the subject of intensive lobbying efforts in recent years, oftentimes public in nature, by environmental activists, proponents of the international Paris Agreement, and foreign citizenry concerned about climate change not to provide funding for fossil fuel producers. Limitation of investments in and financings for fossil fuel energy companies could result in the restriction, delay or cancellation of drilling programs or development or production activities of our customers, which in turn could have a material adverse effect on our business. The adoption and implementation of new or more stringent international, federal or state legislation, regulations or other regulatory initiatives that impose more stringent standards for GHG emissions from the oil and gas sector or otherwise restrict the areas in which this sector may produce oil and gas or generate GHG emissions could result in increased costs of compliance or additional operating restrictions or reduced demand for our compressor products and services, and could have a material adverse effect on our business, financial condition, results of operations and cash flows. Further, the current administration signed an executive order declaring a national energy emergency in the hopes of reducing regulatory costs in the oil and gas industry. We believe that our existing environmental control procedures are adequate and that we are in substantial compliance with environmental laws and regulations, and the phasing in of emission controls and other known regulatory requirements should not have a material adverse effect on our financial condition, results of operations and cash flows; however, it is possible that future developments, such as new or increasingly strict requirements and environmental laws and enforcement policies thereunder, could lead to material costs of environmental compliance by us. While we may be able to pass on the additional cost of complying with such laws to our customers; however, there can be no assurance that attempts to do so will be successful. Some risk of environmental liability and other costs are inherent in the nature of our business; however, and there can be no assurance that environmental costs will not rise. To the extent that new laws or other governmental actions restrict the energy industry or impose additional environmental protection requirements that result in increased costs to the oil and gas industry, we could be adversely affected. The current administration has signaled its interest in rescinding or nullifying regulations which financially adversely impact the oil and gas industry, although the extent of any such changes is unclear at this time. We cannot determine to what extent our future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations. Site Remediation and Waste Management and Disposal The Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), also known as the Superfund law, and analogous state laws impose liability on certain classes of persons, known as potentially responsible parties (“PRPs”) for the disposal or release of a regulated hazardous substance into the environment. These PRPs include (1) the current owners and operators of a facility, (2) the past owners and operators of a facility at the time the disposal or release of a hazardous substance occurred, (3) parties that arranged for the offsite disposal or treatment of a hazardous substance, and (4) transporters of hazardous substances to off-site disposal or treatment facilities. PRPs under CERCLA may be subject to strict, joint and several liability for the costs of investigating and cleaning up environmental contamination, for damages to natural resources and for the costs of certain health studies. In addition to statutory liability under CERCLA, common law claims for personal injury or property damage can also be brought by neighboring landowners and other third parties related to contaminated sites. 6

The Resource Conservation and Recovery Act (“RCRA”), and comparable state statutes and their implementing regulations, regulate the generation, transportation, treatment, storage, disposal, and cleanup of hazardous and solid (non- hazardous) wastes. Under a delegation of authority from the EPA, most states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Federal and state regulatory agencies can seek to impose administrative, civil, and criminal penalties for alleged non-compliance with RCRA and analogous state requirements. In general, hazardous waste is waste with properties that can potentially endanger human health or the environment. Under CERCLA, RCRA and analogous state laws, we could be required to remove or remediate environmental impacts on properties we currently own and lease or formerly owned or leased (including hazardous substances or wastes disposed of or released by prior owners or operators), to clean up contaminated off-site disposal facilities where our wastes have come to be located or to implement remedial measures to prevent or mitigate future contamination. Compliance with these laws may constitute a significant cost and effort for us. No specific accounting for environmental compliance has been maintained or projected by us at this time. We are not presently aware of any material environmental demands, claims, or adverse actions, litigation or administrative proceedings in which either we or our acquired properties are involved in or subject to or arising out of any predecessor operations. We currently own or lease, and in the past have owned or leased, a number of properties that have been used in support of our operations for a number of years. We have utilized operating and disposal practices that were or are currently standard in the industry. However, materials such as solvents, thinner, waste paint, waste oil, wash down water and sandblast material may have been disposed of or released in or under properties currently or formerly owned or operated by us or our predecessors. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons, hazardous substances, or other regulated wastes may have been disposed of or released on or under the properties owned or leased by us or on or under other locations where such materials have been taken for disposal by companies sub-contracted by us. In addition, some of these properties may have been previously owned or operated by third parties whose treatment and disposal or release of hydrocarbons, hazardous substances or other regulated wastes was not under our control. These properties and the materials released or disposed thereon may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove or remediate historical property contamination, or to perform certain operations to prevent future contamination. We are not currently under any order requiring that we undertake or pay for any cleanup activities; however, we cannot provide any assurance that we will not receive any such order in the future. Under CERCLA and analogous state laws, we could be required to remove or remediate environmental impacts on properties we currently own and lease or formerly owned or leased (including hazardous substances or wastes disposed of or released by prior owners or operators), to clean up contaminated off-site disposal facilities where our wastes have come to be located or to implement remedial measures to prevent or mitigate future contamination. Compliance with these laws may constitute a significant cost and effort for us. No specific accounting for environmental compliance has been maintained or projected by us at this time. We are not presently aware of any material environmental demands, claims, or adverse actions, litigation or administrative proceedings in which either we or our acquired properties are involved in or subject to or arising out of any predecessor. Furthermore, the modification of existing laws or regulations or the adoption of new laws or regulations that result in the curtailment of exploratory or developmental drilling for oil and gas could materially and adversely affect our operations by discouraging our customers from drilling for hydrocarbons, disrupting revenue through permitting or similar delays. Demand for our compression products and services could be diminished in connection with these initiatives. Further, to the extent that the review results in the development of additional restrictions on exploration and drilling, limitations on the availability of leases, or restrictions on the ability to obtain required permits, it could have a material adverse impact on our operations by reducing our customers’ compression needs and the demand for our services. Air Emissions The federal Clean Air Act (“CAA”) and implementing regulations and comparable state laws and regulations regulate emissions of air pollutants from various industrial sources and also impose various monitoring and reporting requirements, including requirements related to emissions from certain stationary engines, such as those on our compressor units. These laws and regulations impose limits on the levels of various substances that may be emitted into the atmosphere from our compressor units and required us to meet more stringent air emission standards and install new emission control equipment on all of our engines built after July 1, 2008. 7

In recent years, the EPA has lowered the National Ambient Air Quality Standard (“NAAQS”) for several air pollutants. For example, in 2013, the EPA lowered the annual standard for fine particulate matter from 15 to 12 micrograms per cubic meter. In 2015, the EPA published the final rule strengthening the standards for ground level ozone, and the states are expected to establish revised attainment/non-attainment regions. State implementation of the revised NAAQS could result in stricter permitting requirements, delay or prohibit our customers’ ability to obtain such permits, and result in increased expenditures for pollution control equipment, which could negatively impact our customers’ operations by increasing the cost of additions to equipment, and negatively impact our business. In 2012, the EPA finalized rules that establish new air emission controls for oil and gas production and natural gas processing operations. Specifically, the EPA’s rule package included New Source Performance Standards (“NSPS”) to address emissions of sulfur dioxide and volatile organic compounds (“VOCs”) and a separate set of emission standards to address hazardous air pollutants frequently associated with oil and gas production and processing activities. The rules established specific new requirements regarding emissions from compressors and controls at natural gas processing plants, dehydrators, storage tanks and other production equipment as well as the first federal air standards for natural gas wells that are hydraulically fractured. The EPA has taken a number of steps to amend or expand on these regulations since 2012. For example, in June 2016, the EPA published NSPS that require certain new, modified or reconstructed facilities in the oil and gas sector to reduce methane gas and VOC emissions. These standards expanded the 2012 standards by using certain equipment-specific emissions control practices, requiring additional controls for pneumatic controllers and pumps as well as compressors, and imposing leak detection and repair requirements for natural gas compressor and booster stations. The OBBBA which, among other things, postpones the EPA’s imposition of the recent methane waste emissions charge to 2034, lowers royalties on federal onshore oil and gas leases, and repeals a royalty imposed on waste methane produced from federal oil and gas leases. On July 29, 2025, the EPA issued an interim final rule extending several compliance deadlines associated with the 2024 New Source Performance Standards (“NSPS OOOOb”) and Emissions Guidelines (“EG OOOOc”) for the oil and gas industry. NSPS OOOOb and EG OOOOc were published in March 2024 and took effect in May 2024. The EPA announced its intention to reconsider NSPS OOOOb and EG OOOOc in March 2025. On July 29, 2025, the EPA released a pre-publication proposed rule which would rescind the EPA’s 2009 final rule under the CAA finding that GHGs endanger the public health and welfare of current and future generations and that emissions of GHGs from new motor vehicles contribute to GHG pollution that threatens the public health and welfare. On September 16, 2025, the EPA announced a proposal to end the Greenhouse Gas Reporting Program for all sectors except petroleum and natural gas systems (excluding reporting for natural gas distribution). Reporting for petroleum and natural gas systems under the Greenhouse Gas Reporting Program would be deferred until 2034 under the proposal. As a result, there remains considerable uncertainty surrounding regulation of GHG and methane emissions from oil and gas operations. We are also subject to air regulation at the state level. For example, sources of air emissions within Texas are controlled by the Texas Commission on Environmental Quality (“TCEQ”). Air emission sources that emit at greater than de minimis levels must obtain a permit prior to operation through the TCEQ. In addition, TCEQ has implemented revisions to certain air permit programs that significantly increase the air permitting requirements for new and certain existing oil and gas production and gathering sites for a number of counties in the Barnett Shale production area that established new emissions standards for engines, which impact the operation of specific categories of engines by requiring the use of alternative engines, compressor packages or the installation of aftermarket emissions control equipment. Expansion by the TCEQ of this type of program and the adoption of similar regulations in other states may increase our compliance costs. Water Discharge Clean Water Act. The Clean Water Act (“CWA”) and the Oil Pollution Act of 1990 and implementing regulations govern: • the prevention of discharges, including oil and produced water spills, and • liability for drainage into waters. The CWA and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the United States. The discharge of pollutants into regulated waters and wetlands is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. The CWA also requires the development and implementation of spill prevention, control and countermeasures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon spill or leak at hydrocarbon facilities. In addition, the CWA and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. Federal and state regulatory agencies can impose administrative, civil and criminal penalties as well as other enforcement mechanisms for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations. Our compression operations do not generate process wastewaters that are discharged to waters of the U.S. However, the operations of our customers may generate such wastewaters subject to the CWA. While it is the responsibility of our customers to follow CWA regulations and obtain proper permits, violations of the CWA may indirectly impact our operations in a negative manner. 8

Safe Drinking Water Act. Some of our customers’ natural gas production is developed from unconventional sources that require hydraulic fracturing as part of the completion process. Legislation to amend the Safe Drinking Water Act (“SDWA”) to repeal the exemption for hydraulic fracturing from the definition of “underground injection” and require federal permitting and regulatory control of hydraulic fracturing, as well as legislative proposals to require disclosure of the chemical constituents of the fluids used in the fracturing process, have been proposed from time to time and the federal government continues to consider legislation to amend the SDWA. Some states have also proposed or adopted legislative or regulatory restrictions on hydraulic fracturing, including prohibitions on the practice. We cannot predict the future of such legislation and what additional, if any, provisions would be included. Additional levels of regulation or interpretation are adopted at the federal or state level could lead to increased operating costs and prohibitions or curtailment of current hydraulic practices could reduce demand for our compression services, which could materially adversely affect our financial position, results of operations and cash flows. Occupational Safety and Health We are subject to the requirements of Occupational Safety and Health Administration (“OSHA”) and comparable state statutes. These laws and the implementing regulations strictly govern the protection of the health and safety of employees. The OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of CERCLA, and similar state statutes require that we maintain and/or disclose information about hazardous materials used or produced in our operations. We believe that we are in compliance with these applicable requirements and with other comparable laws. Human Capital As of December 31, 2025, we had 259 total employees, none of which were represented by a labor union. A total of 63 corporate and operations employees were based at our Midland, Texas and Southlake, Texas administrative and executive office locations while the remaining 196 employees were deployed to our operating facilities throughout our operating regions in five states. We believe that we have good relations with our employees. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees into our company. We offer competitive and comprehensive compensation and benefits including: (i) a 401(k) plan with employer matching contributions, (ii) medical, dental and vision care insurance benefits, (iii) health savings and flexible spending accounts and (iv) paid time off, among others. We also provide cash and equity incentive plans in order to attract, retain and reward our employees through the granting of cash-based and stock-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve well-defined short- and long-term business goals. The Compensation Committee of our Board of Directors is responsible for designing and administering executive compensation programs for our executive officers. We are committed to providing a work environment that is free of discrimination and harassment. We are an equal- opportunity employer. We make employment decisions on the basis of an individual’s qualifications and our business needs. As new employees join us, they learn more about our policies and culture through orientation and onboarding, our Employee Handbook, Code of Ethics and Business Conduct, and compliance trainings. We are committed to maintaining a healthy, safe and secure work environment that protects our employees, contractors, business partners, customers and visitors to our facilities. We comply with applicable health, safety, and environmental laws as well as our internal policies and procedures. Safety is a core value to us and safety performance is a key metric that is included in the incentive compensation of certain employees, including our executive officers. We actively promote high standards of safety behavior and environmental awareness and strive to meet or exceed all applicable local, state and federal regulations. Available Information We use our website as a channel of distribution for Company information. We make available free of charge on the Investor Relations section of our website (www.ngsgi.com) our Annual Reports on Form 10-K, Quarterly Reports on Form 10- Q, and Current Reports on Form 8-K. We also make available through our website other reports filed with or furnished to the Securities and Exchange Commission (“SEC”) under the Exchange Act including our proxy statements and reports filed by officers and directors under Section 16(a) of the Exchange Act, as well as our Code of Ethics and Business Conduct and the charters to our various Committees of our Board of Directors. Paper copies of our filings are also available, without charge upon written request. Please mail requests to Natural Gas Services Group, Inc., 601 State Street, Suite 400, Southlake, TX 79701. The information contained on our website is not part of this Report. 9

ITEM 1A. RISK FACTORS You should carefully consider the following risks associated with owning our common stock. Although the risks described below are the risks that we believe are material, they are not the only risks relating to our industry, our business and our common stock. Additional risks and uncertainties, including those that we have not yet identified or that we currently believe are immaterial, may also adversely affect our business, results of operations, financial condition and cash flows. Risks Associated With Our Industry Decreased oil and gas prices and oil and gas industry expenditure levels adversely affect our revenue. Our revenue is derived primarily from expenditures in the oil and gas industry, which, in turn, are based on budgets to explore for, develop and produce oil and gas. When these expenditures decline, as they have at various times during the past several years, our revenue will suffer. The industry’s willingness to explore for, develop and produce oil and gas depends largely upon the prevailing view of future oil and gas prices. Prices for oil and gas historically have been, and are likely to continue to be, highly volatile. Many factors affect the supply and demand for oil and gas and, therefore, influence oil and gas prices, including: • the level of oil and gas production; • the level of oil and gas inventories; • domestic and worldwide demand for oil and gas; • the expected cost of developing new reserves; • the cost of producing oil and gas; • the level of drilling and completions activity; • inclement weather; • domestic and worldwide economic activity; • regulatory and other federal and state requirements in the U.S.; • the ability of OPEC, Russia, national oil companies and other large producers to set and maintain production levels and prices for crude oil; • political conditions in or affecting oil and gas producing countries; • terrorist activities affecting traditional supply routes and other possible terrorist activities in the U.S. and elsewhere; • the cost of developing alternative energy sources; • environmental regulation; and • tax policies. The rental contracts of many of our compressor units have a short-term duration, and oil and gas companies tend to respond quickly to upward or downward changes in prices. Any prolonged reduction in drilling and production activities has historically eroded both rental pricing and utilization rates for our compression equipment and services and adversely affected our financial results. As a result of any such prolonged reductions, we may suffer losses, be unable to make necessary capital expenditures or be unable to meet our financial obligations. The intense competition in our industry could result in reduced profitability and loss of market share for us. We compete with the oil and gas industry’s largest equipment and service providers who have greater name recognition than we do. These companies also have substantially greater financial resources, larger operations and greater budgets for marketing, research and development than we do. They may be better able to compete because of their broader geographic dispersion and ability to take advantage of international opportunities, the greater number of compressors in their fleet, their product and service diversity or a lower cost of capital. As a result, we could lose customers and market share to those competitors. These companies may also be better positioned than us to successfully endure downturns in the oil and gas industry. Our operations may be adversely affected if our current competitors or new market entrants introduce new products or services with better prices, features, performance or other competitive characteristics than our products and services. Competitive pressures or other factors also may result in significant price competition that could harm our revenue and our business. In addition, our customers may purchase and operate their own compression fleets in lieu of renting compressors and using our compression services. Additionally, we may face competition in our efforts to acquire other businesses. 10

Adverse macroeconomic and business conditions may significantly and negatively affect our results of operations. As a result of the COVID-19 outbreak and other economic conditions in the United States and abroad, our revenue and profitability were adversely affected in the ensuing years. Although the effects of the outbreak have generally abated, pandemics or other public health crises could significantly impact public health, economic growth, supply chains and markets. The extent to which our operations and financial results and condition may be affected by future pandemics or other public health crises will depend on various factors and consequences beyond our control, such as the duration and scope of such pandemic or public health crisis, the actions by governments and the private sector in response to the pandemic and the recovery speed and effectiveness of responses to combat any such pandemic or public health crisis. Thus, any future pandemic or public health crisis may materially adversely affect our operating and financial results in a manner that is not currently known to us and may be material and pose significant risks to our operations. The condition of domestic and global financial markets and the potential for disruption and illiquidity in the credit markets could have an adverse effect on our operating results and financial condition, and if sustained for an extended period, such adverse effects could also become significant. Uncertainty and turmoil in the credit markets may negatively impact the ability of our customers to finance utilization of our products and services and could result in a decrease in, or cancellation of, contracts or adversely affect the collectability of our receivables. If the availability of credit to our customers is reduced, they may reduce their drilling and production expenditures, thereby decreasing demand for our products and services, which could have a negative impact on our financial condition. A prolonged period of depressed prices for oil and gas would likely result in delays or cancellation of projects by our customers, reducing the demand for our products and services. Continued elevated levels of inflation could have an adverse impact on our operating results. The U.S. economy has experienced elevated levels of inflation since early 2022. While such levels of inflation have moderated somewhat, inflation pressure continues and uncertainty remains regarding expectations of inflation into the future. Should inflationary pressures continue or increase, the result will be an increase in our cost structure, including labor costs, parts costs, lubricants and other items used in our operations. If such cost increases occur, we may be unable to pass along such increases to our customers in the form of higher rental rates for our compressor units. Increases in inflation could also increase the costs of new compressor units, making them less attractive and decreasing the demand from our customers for such assets. In addition, inflation may adversely affect customers’ financing costs, cash flows, and profitability, which could adversely impact their operations and our ability to collect receivables. Should any of these items occur, they could negatively impact our results of operations, financial condition and cash flows. A reduction in demand for oil could adversely affect our business. Our results of operations depend upon the level of activity in the energy market, including oil development, production, and transportation. Oil and gas prices and the level of drilling and exploration activity can be volatile. As a result, the demand for our natural gas compression services can be adversely affected. A reduction in demand has, and could in the future continue to, force us to reduce our pricing substantially. Additionally, our customers’ production from oil-weighted reserves constitutes a substantial portion of our business. These are considered unconventional sources and are generally less economically feasible to be developed in low crude oil price environments. A decline in demand for oil and gas generally has an adverse effect on our business, results of operations, financial condition and cash flows. Our industry is highly cyclical, and our results of operations may be volatile. Our industry is highly cyclical, with periods of high demand and high pricing followed by periods of low demand and low pricing. Periods of low demand intensify the competition in the industry and often result in rental equipment being idle for long periods of time. At times, we have been required to enter into lower rate rental contracts in response to market conditions and our revenues have decreased as a result of such conditions. Due to the short-term nature of most of our rental contracts, changes in market conditions can quickly affect our business. As a result of the cyclicality of our industry, we anticipate our results of operations will be volatile in the future. Increased regulation or ban of current fracturing techniques could reduce demand for our compressors. From time to time, for example, legislation has been proposed in Congress to amend the federal SDWA to require federal permitting of hydraulic fracturing and the disclosure of chemicals used in the hydraulic fracturing process. Further, the EPA completed a study finding that hydraulic fracturing could potentially harm drinking water resources under adverse circumstances such as injection directly into groundwater or into production wells lacking mechanical integrity. Further, legislation to amend the SDWA to repeal the exemption for hydraulic fracturing (except when diesel fuels are used) from the definition of “underground injection” and require federal permitting and regulatory control of hydraulic fracturing, as well as legislative proposals to require disclosure of the chemical constituents of the fluids used in the fracturing process, have been proposed in recent sessions of Congress. Several states and local jurisdictions also have adopted or are considering adopting regulations that could restrict or prohibit hydraulic fracturing in certain circumstances, impose more stringent operating standards and/or require the disclosure of the composition of hydraulic fracturing fluids. While we do not perform hydraulic fracturing, many of our customers do and their activity level drives demand for our products. 11

More recently, federal and state governments have begun investigating whether the disposal of produced water into underground injection wells has caused increased seismic activity in certain areas. The results of these studies could lead federal and state governments and agencies to develop and implement additional regulations. A ban of hydraulic fracturing would likely halt some projects, including unconventional projects, at least temporarily. Expanded regulations are likely to introduce a period of uncertainty as companies determine ways to proceed. Any curtailment could result in a reduction in demand for our compressors, potentially affecting both rentals and sales of our units. We are subject to extensive environmental laws and regulations that could require us to take costly compliance actions that could harm our financial condition. Our assembly and maintenance operations are significantly affected by stringent and complex federal, state and local laws and regulations governing the discharge of substances into the environment or otherwise relating to environmental protection. In these operations, we generate and manage hazardous wastes such as solvents, thinner, waste paint, waste oil, wash down wastes, and sandblast material. We attempt to use generally accepted operating and disposal practices and, with respect to acquisitions, will attempt to identify and assess whether there is any environmental risk before completing an acquisition. Based on the nature of the industry, however, hydrocarbons or other wastes may have been disposed of or released on or under properties owned or leased by us or on or under other locations where such wastes have been taken for disposal. The waste on these properties may be subject to federal or state environmental laws that could require us to remove the waste or remediate sites where they have been released. We could be exposed to liability for cleanup costs, natural resource and other damages as a result of our conduct or the conduct of, or conditions caused by, prior owners, lessees or other third parties. Environmental laws and regulations have changed in the past, and they are likely to change in the future. If current existing regulatory requirements or enforcement policies change, we may be required to make significant unanticipated capital and operating expenditures. Any failure by us to comply with applicable environmental laws and regulations may result in governmental authorities taking actions against our business that could harm our operations and financial condition, including the: • issuance of administrative, civil and criminal penalties; • denial or revocation of permits or other authorizations; • reduction or cessation in operations; and • performance of site investigatory, remedial or other corrective actions. Increasing attention to environmental, social and governance matters and future related reporting requirements may impact our business, financial results and stock price. In recent years, increasing attention has been given to corporate activities related to environmental, social and governance (“ESG”) matters in public discourse and the investment community. A number of advocacy groups, both domestically and internationally, have campaigned for governmental and private action to promote change at public companies related to ESG matters, including through the investment and voting practices of investment advisers, public pension funds, universities and other members of the investing community. These activities include increasing attention and demands for action related to climate change and energy transition matters, such as promoting the use of substitutes to fossil fuel products and encouraging the divestment of fossil fuel equities, as well as pressuring lenders and other financial services companies to limit or curtail activities with fossil fuel companies. Members of the investment community have begun to screen companies for sustainability performance, including practices related to climate change. In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings systems for evaluating companies on their approach to ESG matters. These ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings may lead to increased negative investor sentiment toward us and our industry and to the diversion of investment to other industries, which could have a negative impact on our stock price and our access to and costs of capital. Regulatory requirements related to ESG or sustainability reporting have been issued in the European Union that apply to financial market participants. In the United States, such regulations have been issued related to pension investments in California, and for the responsible investment of public funds in Illinois. Additional regulation is pending in other states. We expect regulatory requirements related to ESG matters to continue to expand globally. If we are not able to meet future sustainability reporting requirements of regulators or current and future expectations of investors, customers or other stakeholders, our business and ability to raise capital may be adversely affected. Increasing attention to climate change, increasing societal expectations on companies to address climate change, and potential consumer use of substitutes to energy commodities may result in increased costs, reduced demand for our customers’ hydrocarbon products which will likely translate to reduced demand for compression services, reduced profits, increased investigations and litigation, increased governmental regulations and negative impacts on our stock price and access to capital markets. 12

Federal and state governments and agencies continue to evaluate and promulgate legislation and regulations that are focused on restricting GHG emissions. Compliance with climate action regulations applicable to our customers’ operations may have significant implications that could adversely affect our business and operating results in the fossil fuel sectors, and boosting demand for technologies contributing to the climate action agenda. In the United States, the EPA has taken steps to regulate GHG emissions as air pollutants under the CAA. The EPA’s Greenhouse Gas Reporting Rule requires monitoring and reporting of GHG emissions from, among others, certain mobile and stationary GHG emission sources in the oil and gas industry. In addition, the U.S. government has proposed rules in the past setting GHG emissions standards for, or otherwise aimed at reducing GHG emissions from, the oil and gas industry. Caps or fees on carbon emissions, including in the U.S., have been and may continue to be established and the cost of such caps or fees could disproportionately affect the fossil fuel sectors. We are unable to predict whether and when the proposed changes in laws or regulations ultimately will occur or what they ultimately will require, and accordingly, we are unable to assess the potential financial or operational impact they may have on our customers and therefore our business. Risks Associated With Our Company Approximately one half of our compressor unit rental agreements, representing approximately one quarter of our rented horsepower, are month-to-month in duration, which, if terminated or not renewed, would adversely impact our revenue and our ability to recover our initial equipment costs. The length of our compressor rental agreements with our customers varies based on customer needs, equipment configurations and geographic area. In certain cases, under currently prevailing rental rates, the initial rental periods are not long enough to enable us to fully recoup the average cost of acquiring or assembling the equipment. On a unit basis, of the 1,245 compressors rented at December 31, 2025, 491 were rented on a month-to-month basis. On a horsepower basis, of the 562,676 total rented horsepower, we had 98,539 of that total rented on a month-to-month basis, with the remainder on contracts expiring between 2026 and 2030. We have limited ability to increase prices during our initial contract terms. As a result, we are unable to pass unexpected increases in the prices of the equipment, materials and services we utilize to provide contract operations services, as a result of inflation of otherwise, onto our customers, which could result in a negative impact on our results of operations, financial condition and cash flows. Given the volatility of the oil and gas market, we cannot be certain that a substantial number of our customers will continue their rental agreements or that, if such agreements were terminated we will be able to re-rent the equipment to new customers or that any re-rentals would be at comparable rental rates. The inability to timely renegotiate or re-rent a substantial portion of our compressor rental fleet could have a material adverse effect upon our business, financial condition, results of operations and cash flows. We depend on particular suppliers and are vulnerable to product shortages and price increases. In recent years, we have transitioned from in-house assembly of compressors, and we now purchase the majority of our compressors from third-party assemblers and suppliers. If we are unable to purchase compression equipment or other integral equipment, materials and services from third party suppliers, we may be unable to retain existing customers or compete for new customers, which could have a material adverse effect on our business, results of operations, financial condition and cash flows. Our reliance on these suppliers involves several risks, including price increases (as a result of inflation or otherwise), quality issues and a potential inability to obtain an adequate supply of such equipment, materials and services in a timely manner. Additionally, we may experience long lead times from our suppliers of compression equipment, which may negatively impact our ability to deliver compressors to our customers in a timely manner. If we are unable to meet the demands of our customers, our existing customers may terminate their contractual relationships with us or curtail future orders, or we may not be able to compete for business from new customers, which, in either case, could have a material adverse effect on our business, results of operations, financial condition and cash flows. Further, supply chain issues could adversely affect our ability to obtain necessary materials, parts or lubricants used in our operations or increase the costs of such items. A significant increase in the price of such equipment, materials and services as a result of inflation, or other factors, could have a negative impact on our business, results of operations, financial condition and cash flows. Our operations entail inherent risks and we could be subject to substantial liability claims that could harm our financial condition. Our insurance coverage may not insure against all potential losses and we could be materially harmed by unexpected losses and liabilities. Our compressors are used in production applications where an accident or a failure of a product can cause personal injury, loss of life, damage to property, equipment or the environment, or suspension of operations. While we maintain insurance coverage, we face the following risks: • we may not be able to continue to obtain insurance on commercially reasonable terms; • we may be faced with types of liabilities that will not be covered by our insurance, such as damages from significant product liabilities and from environmental contamination; • the dollar amount of any liabilities may exceed our policy limits; and • we do not maintain coverage against the risk of interruption of our business. 13

Any claims made under our policies will likely cause our premiums to increase. Any future damages caused by our products or services that are not covered by insurance, are in excess of policy limits or are subject to substantial deductibles, would reduce our earnings and our cash available for operations. A significant amount of our revenues and accounts receivable are related to two customers and a loss of these customers or other current customers could adversely affect our results of operations. Our business is dependent not only on securing new customers but also on maintaining current customers. We had two customers that accounted for an aggregate of approximately 59 percent of our revenue for each of the years ended December 31, 2025 and 2024. As of December 31, 2025, these same customers accounted for an aggregate of 62 percent of our accounts receivable. Unless we are able to retain our existing customers, or secure new customers if we lose one or more of our significant customers, our revenue and results of operations would be adversely affected. In addition, the default on payments by our significant customer or other important customers would negatively impact our cash flows and current assets. Loss of key members of our management could adversely affect our business. Our success depends on our ability to attract, retain and motivate a highly-skilled management team and workforce. Failure to ensure that we have the depth and breadth of management and personnel with the necessary skill sets and experience could impede our ability to achieve growth objectives and execute our operational strategy. As we continue to expand, we will need to promote or hire additional staff, and, as a result of increased compensation and benefit packages in our industry, as well as inflationary pressures, it may be difficult to attract or retain such individuals without incurring significant additional costs. In keeping with our streamlined approach to our business, our executive management team consists of two executive officers: our (i) Chief Executive Officer and (ii) Chief Financial Officer. In addition, we employ three vice presidents on our management team to lead and direct (i) operations, (ii) technical services and (iii) safety and maintenance, respectively. While we do have employment agreements with our two executive officers, the loss of any of our executive officers or other key employees could have an adverse impact on our business. We do not carry any key-person insurance on any of our officers or directors. The erosion of the financial condition of our customers could adversely affect our business. Many of our customers finance their exploration and development activities through cash flows from operating activities, the incurrence of debt or the issuance of equity. During times when the oil and gas markets are weak, our customers are more likely to experience a deterioration in their financial condition. Many of our customers’ equity values and liquidity substantially decline during declines in oil and gas prices, and in some cases access to capital markets may be an unreliable source of financing for some customers. The combination of a reduction in cash flow resulting from declines in commodity prices, an increase in the interest rates charged for debt financing, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a reduction in our customers’ spending for our products and services. For example, our customers could seek to preserve capital by canceling month-to-month contracts, canceling or delaying scheduled maintenance of their existing natural gas compression equipment or determining not to enter into any new natural gas compression service contracts or purchase new compression equipment. We might be unable to employ qualified technical personnel, which could hamper our present operations or increase our costs. Many of the compressors that we rent are mechanically complex and often must perform in harsh conditions. We believe that our success depends upon our ability to employ and retain a sufficient number of technical personnel who have the ability to design, utilize, enhance and maintain these compressors. Our ability to maintain and expand our operations depends in part on our ability to utilize and increase our skilled labor force. The demand for skilled workers is high, and supply is limited. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force or cause an increase in the wage rates that we must pay or both. If either of these events were to occur, our cost structure could increase and our operations and growth potential could be impaired. We may require a substantial amount of capital to expand our compressor rental fleet and grow our business. We have a Credit Facility, with a total commitment of $400.0 million. We also have a right to request from the lender, an increase to the potential aggregate commitment of up to $100.0 million; provided, however, the aggregate commitment amount is not permitted to exceed $500.0 million. As of December 31, 2025, our borrowing base under the Credit Facility was approximately $400.0 million, with $230.0 million of borrowings outstanding leaving approximately $170.0 million available for future borrowing. 14

During 2026, the amount we will spend on capital expenditures related to compression equipment will be determined primarily by the activity of our customers, our financial resources and access to capital. The amount and timing of any capital expenditures may vary depending on a variety of factors, including the level of activity in the oil and gas exploration and production industry and the presence of alternative uses for our capital, including any acquisitions that we may pursue. In addition, although a significant portion of the value of a new compressor increases our borrowing base under our Credit Facility once it has been fully constructed and put into service, we generally have an approximate lag of nine to 12 months between borrowing money under the Credit Facility to fund progress payments to build a compressor unit and the time it becomes eligible for inclusion in our borrowing base. This lag can reduce the amount of future borrowings available for working capital purposes and new compressor unit acquisition until the unit is placed into service. During the past year, we funded our capital expenditures through cash flows from operating activities and borrowings under the Credit Facility. Although we believe that cash on hand, cash flows from operating activities and borrowing under our Credit Facility will provide us with sufficient cash to fund our planned capital expenditures for 2026, we cannot provide assurance that these sources will be sufficient considering the factors and limitations noted above. In addition to expanding our existing business through organic growth opportunities, we may require additional capital to fund any significant unanticipated capital expenditures, such as a material acquisition. To the extent we would require any necessary capital, due to the existing constraints noted above and any issues or limitations in the equity and debt capital markets, such capital, may not be available to us when we need it or on acceptable terms. Our ability to raise additional capital will depend on the results of our operations and the status of various capital and industry markets at the time we seek such capital. Failure to generate sufficient cash flows from operating activities, together with the absence of alternative sources of capital, could stagnate our growth and have a material adverse effect on our business, financial condition, results of operations or cash flows. Our debt levels may negatively impact our current and future financial stability. During 2025, we increased the borrowing commitment of the Credit Facility from $300 million to $400 million and we have the right to request an increase in the potential commitment by $100 million (subject to borrowing base limitation and customary covenants). As of December 31, 2025, we had $230 million of borrowings outstanding under the Credit Facility and anticipate additional borrowing under the Credit Facility during 2026. Should we utilize our full debt capacity, growth beyond that point could be impacted. As a result of our indebtedness at any given point in time, we might not have the ability to incur any substantial additional indebtedness. The level of our indebtedness could have several important effects on our future operations, including: • our ability to obtain additional financing for working capital, acquisitions, capital expenditures and other purposes may be limited; • a significant portion of our cash flows from operating activities may be dedicated to the payment of principal and interest (which is variable under the Credit Facility) on our debt, thereby reducing funds available for other purposes; and • our leverage, if increased to an unacceptable level, could make us more vulnerable to economic downturns. If we borrow under the Credit Facility and are unable to service our debt, we will likely be forced to take remedial steps that are contrary to our business plan. If we were to materially borrow further under the Credit Facility or other borrowing arrangements, it is possible that our business will not generate sufficient cash from operating activities to meet any debt service requirements and the payment of principal when due depending on the amount of borrowings at any given time. If this were to occur, we may be forced to: • sell assets at disadvantageous prices; • obtain additional financing on less favorable terms; or • refinance all or a portion of our indebtedness on terms that may be less favorable to us. Our Credit Facility contains covenants that limit our operating and financial flexibility and, if breached, could expose us to severe remedial provisions. Under the terms of our current Credit Facility, we must: • comply with various leverage, commitment coverage and other customary financial ratios; • not exceed specified levels of debt; • comply with limits on asset sales; • comply with limits on cash dividends; and • other customary financial and operational limitations. 15

Our ability to meet the financial ratios and tests under the Credit Facility can be affected by events beyond our control, and we may not be able to satisfy those ratios and tests. A breach of any one of these covenants or requirements could permit the lending organization to accelerate outstanding amounts so that it is immediately due and payable. If a breach occurs, no further borrowings would be available under our Credit Facility. If we are unable to repay any outstanding amounts, the lender could proceed against and foreclose on the assets we pledged as collateral to secure payment of our indebtedness. Our Credit Facility contains a variable interest rate and increases to such rate may increase our borrowing cost. The interest expense charged on our outstanding borrowings under the Credit Facility is based upon a variable rate which fluctuates as interest rates change. Changes in macroeconomic conditions outside of our control could result in a higher interest rate being charged on our outstanding borrowings and an increase in the overall interest costs charged. This could have an adverse impact on our operations, our free cash flow and our ability to invest in future growth. If we fail to acquire or successfully integrate additional businesses, our growth may be limited and our results of operations may suffer. As part of our business strategy, we evaluate potential acquisitions of other businesses and assets. However, there can be no assurance that we will be successful in consummating any such acquisitions. The successful acquisition of businesses or assets will depend on various factors, including, but not limited to, our ability to obtain financing and the competitive environment for acquisitions. In addition, we may not be able to successfully integrate any businesses or assets that we acquire in the future. The integration of acquired businesses is likely to be complex and time-consuming, place a significant strain on management and may disrupt our business. We also may be adversely impacted by any unknown liabilities of acquired businesses, including environmental liabilities. We may encounter substantial difficulties, costs and delays involved in integrating common accounting, information and communication systems, operating procedures, internal controls and human resources practices, including incompatibility of business cultures and the loss of key employees and customers. These difficulties may reduce our ability to gain customers or retain existing customers, and may increase operating expenses, resulting in reduced revenues and income and a failure to realize the anticipated benefits of acquisitions. Failure to effectively manage our business and growth could adversely affect our operating results and our internal controls. In 2025, we had significant growth in our revenue and operations. Our strategy envisions the continued expansion and growth of our business, subject to the demand for oil and gas and the impact of the other risks set forth in this risk factor section and elsewhere in this Annual Report on Form 10-K. Continued rapid growth will likely challenge and place a strain on our management systems and resources if we are unable to timely adapt and expand such systems and resources. Many of our ongoing reporting functions rely on data capture and recording using manual entry of transaction data. In order to efficiently and effectively manage our planned growth, we will need to continue to analyze and upgrade our use of information technology (“IT”), including our enterprise resource planning and other operating systems and this will likely require future capital investment. We must continue to refine and expand our business capabilities, our workforce, our systems and processes, and our access to financing sources. As we continue to grow, we must continue to hire, train, supervise and manage new employees. We cannot assure that we will be able to: • meet our capital needs; • upgrade and expand our office and field management infrastructure so that it is appropriate for our level of activity; • continue to improve our IT systems effectively or efficiently and in a timely manner, including financial and management controls, reporting systems and procedures; and • attract, hire, train and retain additional highly skilled and motivated officers, sales staff, district managers and employees and allocate our human resources optimally. If we are unable to manage our growth, our financial conditions and results of operations may be adversely affected. Liability to customers under warranties and indemnification provisions may materially and adversely affect our results of operations. We provide warranties as to the proper operation and conformance to specifications of the equipment we rent and sell. Our equipment is complex and often deployed in harsh environments. Failure of this equipment to operate properly or to meet specifications may increase our costs by requiring additional engineering resources and services, replacement of parts and equipment or monetary reimbursement to a customer. We have in the past received warranty claims and we expect to continue to receive them in the future. To the extent that we incur substantial warranty claims in any period, our reputation, our ability to obtain future business and our results of operations, financial condition and cash flows could be materially and adversely affected. 16

Our rental and sales agreements provide for varying forms of indemnification from our customers and in most cases may require us to indemnify our customers. Under some of our rental and sales agreements, liability with respect to personnel and property is customarily assigned on a “knock-for-knock” basis, which means that we and our customers assume liability for our respective personnel and property. However, in certain rental and sales agreements we assume liability for damage to our customer’s property as well as the property of certain other third parties on the site resulting from our negligence. Since our products are used in production applications in the energy industry, expenses and liabilities in connection with accidents involving our products and services could be extensive and may exceed our insurance coverage. Our ability to to use net operating loss carryforwards to offset future taxable income may be subject to certain limitations. Our ability to utilize net operating loss (“NOL”) carryforwards to reduce future taxable income is subject to limitations under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (“IRC”). As disclosed in Note 11 (“Income Taxes”) to our Consolidated Financial Statements, we have substantial NOL carryforwards. The utilization of such carryforwards may be limited by the occurrence of certain ownership changes, including the purchase or sale of our common stock by significant shareholders and the offering of our common stock during any three-year period resulting in an aggregate change of more than 50 percent in our beneficial ownership. In the event of an ownership change, Section 382 of the IRC imposes an annual limitation on the amount of our taxable income that can be offset by our NOL carryforwards. Under such circumstances, it is possible that the limitations imposed on our ability to utilize pre-ownership change NOLs could cause a significant increase in our U.S. federal income tax liabilities and could cause U.S. federal income taxes to be paid earlier than they otherwise would be paid if such limitations were not in effect. Failure to maintain effective internal controls could have a material adverse effect on our operations. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting. Effective internal controls are necessary for us to produce reliable financial reports and to help prevent financial fraud. If, as a result of deficiencies in our internal controls, we cannot provide reliable financial reports or prevent fraud, our business decision process may be adversely affected, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the price of our stock could decrease as a result. We rely on computer and telecommunications systems, and failures in our systems or cyber security attacks or breaches could result in information theft, data corruption, disruption in operations and/or financial loss. In the conduct of our business, we rely heavily on IT systems (“digital technology”), including internet-based systems, to process, transmit and store electronic information. In particular, we depend upon our digital technology for supply chain management, inventory management, payment processing and data storage. Like many companies, we have become increasingly dependent upon digital technology to conduct daily operations. Our business partners, including customers, vendors, service providers and financial institutions, are also dependent upon digital technology. We are continually exposed to various cybersecurity risks, including but not limited to, unauthorized access to our systems or data, malware and ransomware attacks, denial-of-service attacks, phishing, theft or loss of intellectual property, and data breaches. These risks could result from malicious actors, employee error, malfeasance, or other operational vulnerabilities. A cybersecurity attack could have a significant adverse impact on our business operations, results of operations, financial condition, cash flows and reputation. Potential consequences include loss of sensitive or proprietary information, disruption of business operations, financial losses from remedial actions, litigation and potential legal liabilities and damage to customer and investor confidence. We have taken steps to protect against cyber-attacks to minimize the risk of our systems being penetrated and compromised by implementing a comprehensive cybersecurity program, such as risk assessments and penetration testing, deployment of firewalls and intrusion detection systems, deployment of encryption technologies, implementation of access controls and the development of incident response and recovery plans. Additionally, we have employed data backup and storage measures that could allow for recovery of our data. However, we cannot assure that our efforts to prevent such an attack or, that if an attack were to occur, that we would be able to access our data in a timely fashion. Risks Associated With Our Common Stock The price of our common stock may fluctuate. The trading price of our common stock and the price at which we may sell securities in the future are subject to substantial fluctuations in response to various factors, including our ability to successfully accomplish our business strategy, changes in our dividend policy or share repurchase program, the trading volume of our stock, changes in governmental regulations, actual or anticipated variations in our quarterly or annual financial results, our involvement in litigation, general market conditions, the prices of oil and gas, announcements by us and our competitors, our liquidity, our ability to raise additional funds, and other events such as those discussed in the factors above. 17

Future sales of our common stock could adversely affect our stock price. Substantial sales of our common stock in the public market, or the perception by the market that those sales could occur, may lower our stock price or make it difficult for us to raise additional equity capital in the future. According to filings made with the SEC through March 13, 2026, an aggregate of approximately 23 percent of the outstanding shares of our common stock are owned by four institutional investors, each of which owns more than five percent of our outstanding shares as of the date of their respective filings. Potential sales of large amounts of these shares in a short period of time by one or more of these significant investors could have a negative impact on our stock price. In addition, potential sales of our common stock by our directors and officers, who beneficially own approximately three percent of the outstanding shares of our common stock as of March 13, 2026, and because of the negative perception of sales by insiders, could also have a negative impact on our stock price. We have a comparatively low number of shares of common stock outstanding and, therefore, our common stock may suffer from limited liquidity and its price will likely be volatile and its value may be adversely affected. Because of our relatively low number of outstanding shares of common stock, the trading price of our common stock will likely be subject to significant price fluctuations and limited liquidity. This may adversely affect the value of your investment. In addition, our common stock price is subject to fluctuations in response to variations in quarterly operating results, changes in management, future announcements concerning us, general trends in the industry and other events or factors such as those described above. The declaration of dividends and any repurchases of our common stock are each within the discretion of our Board of Directors based upon a review of relevant considerations, and there is no guarantee that we will pay any dividends on or repurchase shares of our common stock in the future or at levels anticipated by our stockholders. Dividends, whether fixed or variable, and stock repurchases are authorized and determined by our Board of Directors in its sole discretion and depend upon a number of factors, including the Company’s financial results, cash requirements and future prospects, restrictions in our Credit Facility, as well as such other factors deemed relevant by our Board of Directors. In 2025, our Board of Directors authorized a stock repurchase program of $6 million of our outstanding common stock. However, this stock repurchase program may be suspended from time to time, modified, extended or discontinued by our Board of Directors at any time. Similarly, any dividends, whether fixed or variable, we may declare in the future will be determined by our Board of Directors in its sole discretion. Any elimination of, or downward revision in, our stock repurchase program or dividend policy could have an adverse effect on the market price of our common stock. If we issue debt or equity securities, you may lose certain rights and your ownership may be diluted. If we raise funds in the future through the issuance of debt or equity securities, the securities issued may have rights and preferences and privileges senior to those of holders of our common stock, and the terms of the securities may impose restrictions on our operations or dilute your ownership in our Company. We currently have on file with the SEC an effective “universal” shelf registration statement on Form S-3, which enables us to sell, from time to time, up to $200 million of our common stock and other securities, including debt securities, covered by the registration statement in one or more public offerings. The shelf registration statement allows us to enter the public markets and consummate sales of the registered securities in rapid fashion and with little or no notice. Issuances of securities under our shelf registration statement may dilute our existing shareholders. If securities analysts downgrade our stock or cease coverage of us, the price of our stock could decline. The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, there are many large, well-established, publicly traded companies active in our industry and market, which may mean that it is less likely that we will receive widespread analyst coverage. If one or more of the analysts who do cover us downgrade our stock, our stock price would likely decline rapidly. If one or more of these analysts cease coverage, we could lose visibility in the market, which in turn could cause our stock price to decline. 18

Provisions contained in our governing documents could hinder a change in control. Our articles of incorporation and bylaws contain provisions that may discourage acquisition bids and may limit the price investors are willing to pay for our common stock. Our articles of incorporation and bylaws provide that: • directors are elected for three-year terms, with approximately one-third of the board of directors standing for election each year; • cumulative voting is not allowed, which limits the ability of minority shareholders to elect any directors; • advance notice for nominations of directors by shareholders and for shareholders to include matters to be considered at our annual meeting; • the unanimous vote of the board of directors or the affirmative vote of the holders of not less than 80% of the votes entitled to be cast by the holders of all shares entitled to vote in the election of directors is required to change the size of the board of directors; and • directors may be removed only for cause or by the holders of not less than 80% of the votes entitled to be cast on the matter. Our Board of Directors has the authority to issue up to five million shares of preferred stock. The Board of Directors can fix the terms of the preferred stock without any action on the part of our shareholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction. In addition, preferred stock could be used in connection with the Board of Directors’ adoption of a shareholders’ rights plan (also known as a poison pill), which would make it much more difficult to effect a change in control of our Company through acquiring or controlling blocks of stock. Also, our directors and officers as a group will continue to beneficially own stock and although this is not a majority of our stock, it confers substantial voting power in the election of directors and management of our Company. This would make it difficult for other minority shareholders to effect a change in control or otherwise extend any significant control over our management. This may adversely affect the market price and interfere with the voting and other rights of our common stock. ITEM 1B. UNRESOLVED STAFF COMMENTS None. 19

ITEM 1C. CYBERSECURITY Information Technology and Cybersecurity Risks. Our IT systems and digital technology has been an important part of our operations and our ability to compete successfully. We rely on IT systems, cloud-based enterprise resource planning (“ERP”) platforms and mobile applications to support our operations, including financial systems and field service tools in support of compression services. We continue to invest in technology solutions to improve inefficient systems, to streamline and automate workflows and to provide digital and mobile applications for our field service personnel. We are committed to maintaining robust cybersecurity measures, continuously evaluating and updating our cybersecurity practices, and being prepared to respond to and recover from cybersecurity incidents. Similar to other companies in the energy services industry, we are exposed to cybersecurity risks, including unauthorized access, phishing attempts, malware, ransomware and other incidents that could disrupt our operations. There can be no assurance that our efforts will prevent or mitigate all cybersecurity events, which, if realized, could have a material impact on our operations and financial results. See Part I, Item 1A “Risk Factors” of this Report for additional information. Cybersecurity Incidents We have not experienced any material cybersecurity incidents nor have we identified risks from known threats that could likely materially impact our operations or financial results. Management of Cybersecurity Risk To manage these risks, we maintain a cybersecurity program designed to help identify, assess and respond to cybersecurity threats. The program includes monitoring of information systems, access controls, endpoint protection, vulnerability management and specific incident procedures as described below. We utilize artificial intelligence-driven cybersecurity technologies to monitor and detect potential threats across our systems. These tools include email security and threat detection capabilities designed to identify phishing and other malicious email activity. In addition, we have mobile device management controls for company-issued mobile devices. We also maintain policies and procedures intended to address cybersecurity risks associated with third-party service providers and vendors that support our operations. These processes include evaluating security practices when onboarding certain vendors and monitoring technology environments used by the Company. Furthermore, our employees participate in mandatory cybersecurity awareness and training activities intended to reduce risks associated with phishing and other forms of social engineering. As referenced above, we also maintain a Cybersecurity Incident Response Plan (“Incident Response Plan”) which outlines how we identify, manage and respond to cybersecurity risks and incidents. The Incident Response Plan contains the following elements: • Incident Identification and Reporting – outlines the steps used to promptly identify cybersecurity risks and incidents and report those through appropriate means; • Incident Assessment – after collecting information about a potential risk, threat or incident, a protocol has been developed and outlined that will allow a cross-functional team to complete an assessment; • Incident Containment – provides for actions to be taken to isolate and attempt to contain and minimize any potential threat; • Resolution and Recovery – outlines the steps to be taken, based upon the incident and the systems potentially impacted, to mitigate the potential impact of the threat and restore system access and functionality in the minimum amount of time; • Training and Awareness – development of training and awareness programs to allow employees to understand how to promptly respond in the event of a perceived threat. Governance Cybersecurity risk management is overseen by our senior leadership as part of its broader enterprise risk management processes. Our Vice President, Information Technology (“VP-IT”) is responsible for overseeing cybersecurity operations, including monitoring security risks, maintaining security technologies and coordinating responses to cybersecurity incidents. Our VP-IT is responsible for reporting material incidents to our Chief Executive Officer, who in turn will report to the Chairman of the Board of Directors. Our VP-IT has over 25 years of experience spanning programming, architecture, applications development and IT management. Our Board of Directors provides oversight of our risks and is assisted by our senior leadership in the exercise of these responsibilities. 20

ITEM 2. PROPERTIES The table below describes the material facilities that we owned or leased as of December 31, 2025: Location (1) Status Square Feet Uses Tulsa, Oklahoma Owned and Leased 91,780 Compressor assembly, rental and services Lewiston, Michigan Owned 15,360 Parts and service center Midland, Texas Leased 12,800 Administrative office Midland, Texas Leased 9,340 Parts and service center Pecos, Texas Leased 7,500 Parts and service center Bloomfield, New Mexico Owned 7,000 Parts and service center Southlake, Texas Leased 6,940 Headquarters and Executive office Godley, Texas Leased 5,000 Parts and service center Bridgeport, Texas Leased 4,500 Parts and service center Odessa, Texas Owned 4,100 Parts and service center Carlsbad, New Mexico Leased 4,000 Parts and service center Carrollton, Ohio Leased 2,600 Parts and service center Wheeler, Texas Leased 2,160 Parts and service center Our corporate headquarters and executive office is located at 601 State Street, Suite 400, Southlake, Texas 76092 and our main office telephone number is (432) 262-2700. (1) The above table excludes our former fabrication and corporate headquarters facilities in Midland, Texas for which we began efforts to market for sale in the second quarter of 2025 and first quarter of 2026, respectively. See Note 5 (“Assets Held for Sale and Restructuring Activities”), Note 7 (“Property and Equipment”) and Note 19 (“Subsequent Events”) to our Consolidated Financial Statements. Also excludes certain properties that are leased for temporary housing of our operations personnel in certain of our more remote operating regions. We believe that our properties are generally well maintained and in good condition and adequate for our operating and administrative purposes. ITEM 3. LEGAL PROCEEDINGS From time to time, we are a party to various legal proceedings in the ordinary course of our business. While management is unable to predict the ultimate outcome of these actions, we believe that any ultimate liability arising from these actions will not have a material effect on our financial position, results of operations or cash flows. We are not currently a party to any bankruptcy, receivership, reorganization, adjustment or similar proceeding, and we are not aware of any material threatened litigation. ITEM 4. MINE SAFETY DISCLOSURES Not applicable. 21

PART II ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES Our common stock currently trades on the New York Stock Exchange under the symbol “NGS.” As of December 31, 2025, as reflected by our transfer agent records, we had seven record holders of our common stock. This number does not include any beneficial owners for whom shares of common stock may be held in “nominee” or “street” name. On March 13, 2026, the last reported sale price of our common stock as reported by the New York Stock Exchange was $35.59 per share. Dividends On February 9, 2026, we announced that our Board of Directors declared a cash dividend of $0.11 per share to stockholders of record as of February 18, 2026. The dividend was paid on March 4, 2026 for a total of $1.4 million. We currently anticipate continuing the payment of quarterly cash dividends. Payment of dividends in the future will depend upon our earnings, capital requirements, and other factors which our Board of Directors may deem relevant. Our Credit Facility agreement also contains restrictions on our paying dividends under certain circumstances. Equity Compensation Plans For disclosures regarding securities authorized for issuance under equity compensation plans, see Part III, Item 12. “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” of this Form 10–K. Sale of Unregistered Securities and Issuer Repurchases None. Purchases of Equity Securities by Issuer and Affiliated Purchasers On August 8, 2025, our Board of Directors approved a share repurchase program (the “Repurchase Plan”). The Repurchase Plan provides for the repurchase of shares of our common stock from time to time in the open market as conditions, cash reserves, cash flows and the evaluation of uses of cash for operations, growth and share repurchase may allow. The Repurchase Plan is limited to $6 million and expires on August 6, 2027. There were no share repurchases during 2025. ITEM 6. RESERVED 22

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS The discussion and analysis of our financial condition and results of operations for each of the years ended December 31, 2025 and 2024 are based on, and should be read in conjunction with, our audited Consolidated Financial Statements and the related notes included elsewhere in this 2025 Annual Report on Form 10-K. For a discussion and analysis of changes from 2023 to 2024 and other financial information related to prior periods, refer to Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our 2024 Annual Report on Form 10-K. The following discussion contains forward-looking statements that include risks and uncertainties. For a description of limitations inherent in forward-looking statements, see “Special Note Regarding Forward-Looking Statements” on page i and Part I, Item 1A. “Risk Factors” in this Report. All dollar amounts included in the tables that follow are presented in thousands unless otherwise indicated. Certain variances presented as changes in year over year amounts that represent results that are not meaningful are indicated as “NM.” Overview We rent, design, install, service and maintain natural gas and electric compressors and related equipment for oil and gas production and processing facilities, generally using equipment from third-party fabricators and OEM suppliers. Substantially all of our compressor assembly is done by third-party contractors while a limited level of assembly work remains in-house at our Tulsa, Oklahoma facility. Our primary focus is on the rental of natural gas engine and electric motor drive compressors. Our rental agreements generally provide for initial terms of 12 to 60 months, with our large horsepower units having longer initial terms than our small and medium horsepower units. After the initial term of our rental agreements, most of our customers have continued to rent our compressors on a month-to-month basis. Rental amounts are billed monthly in advance and include maintenance of the rented compressor units. We conduct our operations in several oil and gas producing basins throughout the U.S. including the Permian, Barnett Shale, Anadarko, San Juan, Utica/Marcellus Shale, Eagle Ford Shale and Antrim Shale. We have operating facilities in five states including Texas, Oklahoma, New Mexico, Michigan and Ohio. A total of 78 percent of our rental revenue is generated from the Permian Basin and approximately 90 percent of our rental revenue supports oil production primarily in the form of gas lift operations. We operate in one reporting segment. State of the Industry and Outlook Our strategy for growth is focused on our compressor rental business. Gross margins, exclusive of depreciation and amortization, for our rental business have historically been in the mid-50 percent to low-60 percent range, while margins for the compressor sales and aftermarket services businesses tend to be substantially lower. The oil and gas equipment rental and services industry is cyclical in nature. The most critical factor in assessing the outlook for the industry is the worldwide supply and demand for oil and gas and the corresponding changes in commodity prices. As demand and prices increase, oil and gas producers typically increase their capital expenditures for drilling, development and production activities, although recent equity capital constraints and demands from institutional investors to keep spending within operating cash flow have meaningfully restrained capital expenditure budgets of domestic E&P companies. Generally, increased capital expenditures result in greater revenues and profits for service and equipment companies. Generally, sustained higher commodity prices lead to higher capital expenditures by oil and gas producers and higher levels of production. In general, we expect our overall business activity and revenues to track the level of activity in the oil and gas industry, specifically production levels, with changes in crude oil and condensate production and consumption levels and prices affecting our business more than changes in domestic natural gas production and consumption levels and prices. In recent years we have increased our rentals in unconventional oil shale plays, which are more dependent on crude oil prices. With this shift towards oil production the demand for overall compression services and products is driven by two general factors; (i) an increased focus by producers on artificial lift applications, e.g., production enhancement with compression assisted gas lift; and (ii) declining reservoir pressure in maturing natural gas producing fields, especially non-conventional production. These latter types of applications have historically been serviced by wellhead size compressors, and continue to be, but there has also been an economic move by our customers towards centralized drilling and production facilities, which have increased the market need for single and multiple larger horsepower compressor packages. We recognized this need in recent years and have shifted our capital program towards acquiring compressor packages that range from 400 horsepower up to 2,500 horsepower for rental to our customers. While this is a response to market conditions and trends, it also provides us with the opportunity to compete as a full-line compression service provider. 23

We typically experience a decline in demand during periods of low oil and gas prices. In recent years, our level of activity has become more largely driven by the price of crude oil as opposed to natural gas. Generally, we feel that the level of demand for our compressor services is more closely tied to production activities, which are likely to fare better than drilling activity in periods of declining commodity prices.

Operating Highlights

The following table summarizes our key operating statistics as of the dates or for the periods presented, as applicable:

	December 31,		
	2025	2024	2023
Rented horsepower (at period end)	562,676	491,756	420,432
Average rented horsepower	510,648	457,302	369,484
Fleet horsepower available (at period end)	662,542	598,840	520,365
Fleet horsepower available - average	610,580	558,752	472,360
Horsepower utilization (at period end)	84.9 %	82.1 %	80.8 %
Average horsepower utilization	83.6 %	81.8 %	78.2 %
Units utilized (at period end)	1,245	1,208	1,247
Fleet units (at period end):	1,914	1,912	1,876
Unit utilization (at period end)	65.0 %	63.2 %	66.5 %
Rental revenues	$ 164,326	$ 144,236	$ 106,159
Total revenues	$ 172,315	$ 156,742	$ 121,167
Rental revenues as a percent of total revenues	95.4 %	92.0 %	87.6 %

Of the total horsepower utilized as of December 31, 2025, 464,137 of horsepower was being rented under contracts expiring between 2026 and 2030 and 98,539 of that horsepower was being rented on a month-to-month basis. Of the 1,245 compressors utilized as of December 31, 2025, 754 were being rented under multi-year contracts and 491 were being rented on a month-to-month basis.

Our Performance Trends and Outlook

The oil and gas industry has historically been cyclical and production levels of oil and gas are dependent upon numerous factors. The market for compression equipment and services is highly dependent on the production levels and pricing of oil and gas.

Crude Oil. The level of production for crude oil activity and capital expenditures has generally been dependent upon the prevailing view of future crude oil prices, which are influenced by numerous supply and demand factors, including availability and cost of capital, well productivity and development costs, global and domestic economic conditions, environmental regulations, policies of OPEC and Russia, and other factors. While crude oil prices have historically been volatile, we expect demand for our existing compressor fleet to remain positive assuming crude oil prices remain within reasonable bands with respect to current pricing levels.

Natural Gas. We believe the market outlook for natural gas production in the U.S. remains steady while short term price volatility remains a factor due to geopolitical influences and shifts in LNG exports. We believe opportunities for increased utilization of our small and medium horsepower units are supported by continued investment in shale gas development, particularly in the Permian basin and the Utica and Marcellus Shales.

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Non-GAAP Financial Measures We utilize certain financial and operating metrics to analyze our performance and assess our operating results and overall profitably and liquidity. The most significant of these measure are “Adjusted Gross Margin” and “Adjusted EBITDA” both of which are measurements that are not explicitly defined in accordance with generally accepted accounting principles in the United States of America (“GAAP”), or non-GAAP financial measures, and may vary among different industries and the participants therein. Adjusted Gross Margin We define “Adjusted Gross Margin” as total revenue less costs of revenues (excluding depreciation and amortization expense). Adjusted gross margin is included as a supplemental disclosure because it is a primary measure used by our management as it represents the results of revenue and costs (excluding depreciation and amortization expense), which are key components of our operations. Adjusted gross margin differs from gross margin, in that gross margin includes depreciation and amortization expense. We believe Adjusted gross margin is important because it focuses on the current operating performance of our operations and excludes the impact of the prior historical costs of the assets acquired or constructed that are utilized in those operations. Depreciation and amortization expense does not accurately reflect the costs required to maintain and replenish the operational usage of our assets and therefore may not portray the costs from current operating activity. Rather, depreciation and amortization expense reflects the systematic allocation of historical property and equipment costs over their estimated useful lives. Adjusted gross margin has certain material limitations associated with its use as compared to gross margin. These limitations are primarily due to the exclusion of depreciation and amortization expense, which is material to our results of operations. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and our ability to generate revenue. In order to compensate for these limitations, management uses this non-GAAP measure as a supplemental measure to other GAAP results to provide a more complete understanding of our performance. As an indicator of our operating performance, Adjusted gross margin should not be considered an alternative to, or more meaningful than, gross margin as determined in accordance with GAAP. Our Adjusted gross margin may not be comparable to a similarly titled measure of another company because other entities may not calculate Adjusted gross margin in the same manner. The following table calculates our gross margin, the most directly comparable GAAP financial measure, and reconciles it to Adjusted gross margin with further detail by revenue classification for the periods presented: Year Ended December 31, 2025 2024 2023 Total revenue $ 172,315 $ 156,742 $ 121,167 Cost of revenue, exclusive of depreciation and amortization (71,778) (68,756) (62,454) Depreciation allocable to cost of revenues (36,298) (30,813) (25,856) Gross margin 64,239 57,173 32,857 Depreciation allocable to cost of revenues 36,298 30,813 25,856 Adjusted gross margin $ 100,537 $ 87,986 $ 58,713 Adjusted gross margin by revenue classification: Rental $ 99,594 $ 87,333 $ 57,282 Sales (241) (290) 2 Aftermarket services 1,184 943 1,429 Total adjusted gross margin $ 100,537 $ 87,986 $ 58,713 25

Adjusted EBITDA “Adjusted EBITDA” is a non-GAAP financial measure that we define as net income before interest, taxes, depreciation and amortization, as well as an increase in inventory allowance, impairments, retirement of rental equipment, non- recurring restructuring charges including severance and non-cash equity-classified stock-based compensation expenses. This term, as used and defined by us, may not be comparable to similarly titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. However, management believes Adjusted EBITDA is useful to an investor in evaluating our operating performance because: • it is widely used by investors in the energy industry to measure a company’s operating performance without regard to items excluded from the calculation of Adjusted EBITDA, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors; • it helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our capital structure and asset base from our operating structure; and • it is used by our management for various purposes, including as a measure of operating performance, in presentations to our Board of Directors, as a basis for strategic planning and forecasting, and as a component for setting incentive compensation. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported in accordance with GAAP. Some of these limitations are: • Adjusted EBITDA does not reflect all our cash expenditures, future requirements for capital expenditures, or contractual commitments; • Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; • Adjusted EBITDA does not reflect the cash requirements necessary to service interest or principal payments on our debts; and • although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any capital expenditures for such replacements. There are other material limitations to using Adjusted EBITDA as a measure of performance, including the inability to analyze the impact of certain recurring items that materially affect our net income or loss, and the lack of comparability of results of operations of different companies. Please read the table below to see how Adjusted EBITDA reconciles to our net income, the most directly comparable GAAP financial measure. The following table reconciles our net income, the most directly comparable GAAP financial measure, to Adjusted EBITDA for the periods presented: Year Ended December 31, 2025 2024 2023 Net income $ 19,928 $ 17,227 $ 4,747 Interest expense 13,565 11,927 4,082 Interest income (2,444) — — Income tax expense 6,603 4,439 1,873 Depreciation and amortization 36,656 31,347 26,550 Impairments 2,600 841 779 Inventory allowance 1,114 1,863 3,965 Retirement of rental equipment 728 28 505 Severance and restructuring charges 89 33 1,224 Stock-based compensation 2,126 1,821 2,054 Adjusted EBITDA $ 80,965 $ 69,526 $ 45,779 26

Results of Operations

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

Rental

We generate revenue from renting, maintaining and servicing compressors to our customers under contractual arrangements. The underlying rental service agreements, which all qualify as operating leases under GAAP, generally include a fee for servicing the compressor unit as well as surcharges for fluids during the rental term. Our rental agreement terms typically range from 12 to 60 months. Our revenue is recognized over time, with monthly payments over the term of the agreement. After the terms of the agreement have expired, a customer may renew its agreement or continue renting on a monthly basis thereafter. The primary costs associated with providing our compressor fleet to our customers includes routine maintenance and repairs, fluids, primarily motor oils, and labor and related support costs for our field service facilities and service employees that are geographically dispersed throughout our operating regions.

The following table summarizes the revenues, costs, adjusted gross margin and related operating statistics with respect to our rentals of compressors for the periods presented:

	Year Ended December 31,			
	2025	2024	Change	%
Rental revenue	$ 164,326	$ 144,236	$ 20,090	13.9 %
Cost of rentals (excluding depreciation and amortization)	64,732	56,903	7,829	13.8 %
Rental adjusted gross margin	$ 99,594	$ 87,333	$ 12,261	14.0 %
Rental adjusted gross margin percentage	60.6 %	60.5 %	0.1 %	
Percent of total company revenues	95.4 %	92.0 %	3.4 %	
Rented horsepower (at period end)	562,676	491,756	70,920	14.4 %
Horsepower utilization (at period end)	84.9 %	82.1 %	2.8 %	
Units utilized (at period end)	1,245	1,208	37	3.1 %
Units utilization	65.0 %	63.2 %	1.8 %	

Rental revenue increased for the year ended December 31, 2025, as compared to 2024 due primarily to an increase in rented horsepower and units utilized. The increase in revenue reflects a continuing trend of growing demand for our large horsepower units (400 horsepower and greater) which provide for higher rental rates and realized adjusted gross margins. Our utilized horsepower increased during 2025 as compared to 2024 which reflects the continued addition of large horsepower units to our fleet consistent with our emphasis on larger units over the past several years, as well as the retirement of certain medium and small horsepower units from the fleet partially offset by the return of small horsepower units to the idle fleet by certain customers at the end of their lease terms. During the year ended December 31, 2025, we placed into service a total of 434 newly set units, including 364 from our existing fleet and 70 new units. Of those unit sets, a total of 126 were large horsepower units and 70 of those were new units to the fleet.

The cost of rentals increased on an absolute basis, consistent with revenues, due to the effects of supporting a larger quantity of utilized horsepower and inflationary pressures primarily in labor and parts costs. An expanding portion of our rented compressor units utilize our proprietary System Management and Recovery Technology ("SMART") and telemetry software which reduces unplanned shutdowns and increases productivity. Despite inflationary pressure associated with our primary cost components, the SMART and telemetry technology allows us to streamline and manage our maintenance activities more efficiently and thereby mitigate the costs to a manageable extent. As a result of these factors, our adjusted gross margin increased on both an absolute basis as well as a percentage of revenues for the year ended December 31, 2025, compared to the year ended December 31, 2024.

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Sales We generate revenue primarily from the sale of compressor parts. Costs of sales include purchases of component materials. In addition, our costs of sales include overhead and related support costs attributable to our storage and assembly, facilities including Midland, Texas through its closure at the end of March 2025. The following table summarizes the revenues, costs and adjusted gross margin with respect to our sales of compressors, parts and equipment and repair/overhaul services for the periods presented: Year Ended December 31, 2025 2024 Change % Sales revenue $ 3,992 $ 7,613 $ (3,621) (47.6) % Cost of sales (excluding depreciation and amortization) 4,233 7,903 (3,670) (46.4) % Sales adjusted gross margin $ (241) $ (290) $ 49 NM Sales adjusted gross margin percentage (6.0) % (3.8) % (2.2) % Percent of total company revenues 2.3% 4.9% (2.6) % Sales revenue declined for the year ended December 31, 2025, as compared to 2024 due primarily to the phasing out of direct sales of compressors and rebuild work which was the primary focus of the former Midland Facility. While the costs to support our sales revenues declined on an absolute basis, primarily reflecting a lower volume of business, the adjusted gross margin improved marginally due primarily to the absence of indirect labor and fixed overhead costs that are not otherwise subject to capitalization subsequent to the closure of the former facility in Midland, Texas which we closed at the end of March 2025. Sales represented an insignificant portion of our overall gross margins in 2025 and 2024. Aftermarket Services We provide routine or call-out services on customer-owned equipment as well as commissioning of new units for customers. Revenue is recognized after services in the contract are rendered. The primary costs associated with our aftermarket services are labor, support costs, materials and supplies. The following table summarizes the revenues, costs and adjusted gross margin with respect to our aftermarket services for the periods presented: Year Ended December 31, 2025 2024 Change % Aftermarket services revenue $ 3,997 $ 4,893 $ (896) (18.3) % Cost of aftermarket services (excluding depreciation and amortization) 2,813 3,950 (1,137) (28.8) % Aftermarket services adjusted gross margin $ 1,184 $ 943 $ 241 25.6 % Aftermarket services adjusted gross margin percentage 29.6% 19.3% 10.3 % Percent of total company revenues 2.3% 3.1% (0.8) % Aftermarket services revenues and costs declined for the year ended December 31, 2025, compared to 2024; however, the absolute gross margin and percentage both improved as compared to 2024. The decline in revenues and costs is primarily attributable to a lower volume of unit commissioning work performed during 2025 compared to 2024 as well as the effects of lower freight costs. Aftermarket services represented an insignificant portion of our overall gross margins in 2025 and 2024. 28

Selling, General and Administrative Expenses

Our selling, general and administrative ("SG&A") expenses include compensation and benefits, including stock-based compensation, commissions and other support costs of departments serving administrative and corporate governance functions, such as executive management, finance and accounting, sales and marketing, procurement, logistics and supply chain, human resources, information technology ("IT"), health, safety and environmental and investor relations. In addition, SG&A includes non-personnel costs, such as rent and occupancy, IT support, professional fees and other supporting corporate expenses including public company compliance costs.

The following table summarizes the components of our SG&A expenses for the periods presented:

	Year Ended December 31,			
	2025	2024	Change	%
Primary selling, general and administrative expenses	$ 20,285	$ 19,191	$ 1,094	5.7 %
Stock-based compensation - equity classified	2,126	1,821	305	16.7 %
Total	$ 22,411	$ 21,012	$ 1,399	6.7 %
SG&A expenses as a percent of total revenues	13.0 %	13.4 %	(0.4)%	

SG&A expenses increased for the year ended December 31, 2025, as compared to 2024 on an absolute dollar basis and declined marginally as a percent of total revenues. In general, the increase in primary SG&A expenses reflects a higher level of cost to appropriately scale our administrative function. The increase in primary SG&A expenses during 2025 as compared to 2024 was impacted by (i) higher IT support costs of $1.0 million in support of our growth initiatives and noncapitalizable costs associated with certain IT system conversion projects, (ii) higher salaries and benefits of $0.8 million reflecting support staff growth and (iii) higher occupancy and office costs of $0.2 million. These increases were partially offset by (i) lower commissions of $0.5 million and (ii) lower credit loss expenses of $0.2 million. Our equity classified stock-based compensation increased during in 2025 over 2024 due primarily to a higher mix of performance-based share unit awards, or PSUs, for our executive officers in the 2025 period. PSUs generally have a higher grant-date fair value than traditional restricted stock and restricted stock unit awards.

Depreciation and Amortization

Depreciation and amortization expenses reflect the depreciation of our rental compressor fleet as well as the depreciation and amortization of our operating and corporate facilities, vehicles and other equipment, and the amortization of finance leases and intangible assets.

The following table summarizes the components of our depreciation and amortization expenses for the periods presented:

	Year Ended December 31,			
	2025	2024	Change	%
Depreciation and amortization allocable to cost of revenues:				
Rental	$ 35,812	$ 30,453	$ 5,359	17.6 %
Sales	403	296	107	36.1 %
Aftermarket services	83	64	19	29.7 %
	36,298	30,813	5,485	17.8 %
Corporate depreciation	358	413	(55)	(13.3)%
Intangible asset amortization	—	121	(121)	NM
Total	$ 36,656	$ 31,347	$ 5,309	16.9 %
Depreciation and amortization as a percent of total revenues	21.3 %	20.0 %	1.3 %	

Depreciation and amortization expense increased on an absolute basis during the year ended December 31, 2025, compared to 2024, due primarily to depreciation expense associated with the large horsepower units placed in service during the second half of 2024 continuing through the end of 2025. These large horsepower unit additions, which began in earnest during 2023, are reflective of our strategic plans to concentrate our business development on these higher margin applications.

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Impairments

We assess our long-lived assets for impairment on an annual basis or when indicators of impairment are present. An impairment loss is recognized if the future undiscounted cash flows associated with the asset (or asset group) and the estimated fair value of the asset are less than the asset's carrying value.

The following table indicates the charges incurred for impairments for the periods presented:

	Year Ended December 31,			
	2025	2024	Change	%
Impairments	$ 2,600	$ 841	$ 1,759	209.2 %

In connection with our efforts to plan for an eventual sale of the Former Headquarters Property, we undertook certain actions in the fourth quarter of 2025 to begin building-out a new leased office facility in Midland, Texas. While the Former Headquarters Property remained in use as of December 31, 2025, these actions triggered a review for impairment of the Former Headquarters Property consistent with our plans to relocate to the new leased facility in 2026. In our evaluation for the impairment, the cash flows that we considered were those that we expect to receive from a sale of the Former Headquarters Property, less costs to sell, or fair value. As the carrying value of the Former Headquarters Property exceeded the fair value less costs to sell, we recognized an impairment of $2.6 million in the fourth quarter of 2025. Subsequently, we entered into an exclusive listing agreement in February 2026 for the sale of the Former Headquarters Property. Please see Note 7 ("Property and Equipment") and Note 19 ("Subsequent Events") to our Consolidated Financial Statements for additional information. During 2024, we fully impaired an intangible asset attributable to a trade name for $0.7 million. Consistent with our shift in focus away from the sales of compressor and related technology, we determined that we will no longer market the technology associated with the trade name. In addition, we fully impaired certain IT assets in the amount of $0.2 million for which we terminated plans to develop and utilize the associated applications.

Inventory Allowance

We routinely review our stock of inventory for obsolescence and realizability. When the carrying value exceeds the net realizable value, a charge is recorded to operating income.

The following table indicates the charges incurred for inventory allowance for the periods presented:

	Year Ended December 31,			
	2025	2024	Change	%
Inventory allowance	$ 1,114	$ 1,863	$ (749)	(40.2)%

During 2025, we recorded an increase of $1.1 million to the allowance for obsolescence primarily attributable to limitations on our ability to market certain assembled parts as well as the transfer of inventory that remains useful from our former Midland, Texas facility, in connection with its closing in March 2025, to our other operating facilities. Due primarily to the slow-moving nature, obsolescence of our long-term inventory and inventory related to the retirement of certain rental equipment, we recorded an increase of $1.9 million to the inventory allowance reserve for the year ended December 31, 2024. We ended 2025 with an inventory allowance balance of $3.6 million. Please see Note 4 ("Inventory") to our Consolidated Financial Statements for additional information regarding the inventory allowance.

Retirement of Rental Equipment

We routinely review the rental fleet to determine which units are no longer of the type, configuration, make or model that our customers are demanding or that are not cost efficient to refurbish, maintain and/or operate. When appropriate, we retire such units from the fleet and write-off any remaining carrying value.

The following table indicates the charges incurred for the retirement of rental equipment for the periods presented:

	Year Ended December 31,			
	2025	2024	Change	%
Retirement of rental equipment	$ 728	$ 28	$ 700	NM

We retired over 12,000 horsepower of small and medium horsepower compressor units during 2025 with only those units retired having any remaining carrying value. Such retirements were minimal during 2024.

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Gain on Disposition of Assets As circumstances warrant, we will market certain property and equipment, primarily trucks, when we have determined that there is no longer a productive use for such assets or favorable opportunities arise to monetize otherwise idle assets. Gains and losses are recognized accordingly upon the completion of such transactions. The following table presents the gains recognized upon the disposition of assets for the periods presented: Year Ended December 31, 2025 2024 Change % Gain on the disposition of assets, net $ 270 $ 430 $ (160) (37.2) % Gains recognized during the years ended December 31, 2025 and 2024 are primarily attributable to the sales of trucks after the completion of their useful lives. Interest Expense Interest expense primarily reflects the costs of borrowing, including commitment fees and the amortization of debt issue costs, under our Credit Facility, net of amounts capitalized attributable to certain capital projects. Also included is interest expense on our financing leases during 2024 as all were settled before 2025. The following table presents the components of our interest expense for the periods presented: Year Ended December 31, 2025 2024 Change % Interest on borrowings, finance leases and related fees $ 14,869 $ 15,904 $ (1,035) (6.5) % Amortization of debt issue costs 1,168 746 422 56.6 % Capitalized interest (2,472) (4,723) 2,251 (47.7) % Total $ 13,565 $ 11,927 $ 1,638 13.7 % Weighted-average interest rates on borrowings 7.31% 8.82% (1.51) % Weighted-average outstanding borrowings $ 192,921 $ 169,008 $ 23,913 Interest expense increased during the year ended December 31, 2025, as compared to 2024 due primarily to the effect of $2.3 million lower capitalized interest as a result of the volume and timing of the completion of certain compressor assembly projects during 2025. In addition, amortization of debt issue costs increased during 2025 as compared to 2024 due primarily to the amortization of costs associated with certain amendments to the Credit Facility that took place in June of 2024 as well as the Fourth Amendment to the Amended and Restated Credit Agreement (the “Fourth Amendment”) that was completed in April 2025. While the average borrowings outstanding under our Credit Facility have increased during 2025 as compared 2024, we experienced lower average interest rates consistent with the Federal Reserve interest rate reductions implemented in the second halves of 2024 and 2025 as well as the lower interest rates at comparable leverage levels attributable to the Fourth Amendment. Interest Income This component of our income reflects interest earned on investments and certain financial assets including, when applicable, interest on significant income tax refunds receivable. The following table indicates our interest income for the periods presented: Year Ended December 31, 2025 2024 Change % Interest income $ 2,444 $ — $ 2,444 NM Interest income for the year ended December 31, 2025 is entirely attributable to interest earned on certain income tax refunds for 2015, 2016, 2017 and 2019. The income tax refunds, including interest, for these tax years were substantially determined and settled in the first quarter of 2026. Please see Note 11 (“Income Taxes”) to our Consolidated Financial Statements for additional information. 31

Other Income (Expense), net This component of our income primarily reflects non-operating items of income and loss including non-cash gains and losses attributable to our corporate-owned life insurance (“COLI”) policies related to our deferred compensation plan as well as other credits, charges and scrap asset sales. Please see Note 12 (“Deferred Compensation Plan”) to our Consolidated Financial Statements for additional information regarding the deferred compensation plan. The following table indicates our other income (expense) for the periods presented: Year Ended December 31, 2025 2024 Change % Other income (expense), net $ 354 $ 268 $ 86 32.1 % Other income (expense), net improved for 2025 as compared to 2024 due primarily to certain non-operating credits and scrap asset sales as well as unrealized gains attributable to our COLI policies associated with our deferred compensation plan. Provision for Income Taxes Provision for income taxes represents our income taxes as determined in accordance with GAAP. It considers taxes attributable to our obligations for federal taxes under the IRC as well as to various states in which we operate, primarily Texas. Please see Note 11 (“Income Taxes”) to our Consolidated Financial Statements for additional information. The following table summarizes our income tax provision for the periods presented: Year Ended December 31, 2025 2024 Change % Income tax expense $ 6,603 $ 4,439 $ 2,164 48.7 % Effective tax rate 24.9% 20.5% 4.40 % Income tax expense increased for the year ended December 31, 2025, compared to 2024 due primarily to substantially higher pre-tax income during 2025 and the impact of a higher effective tax rate attributable to state and local income taxes. Our effective tax rate for both years differs from the U.S. federal statutory rate of 21%. 32

Financial Condition

Liquidity and Capital Resources

Our primary sources of liquidity include cash provided by operating activities and borrowings under our Credit Facility. On April 18, 2025, we entered into the Fourth Amendment which provides us with up to $400.0 million in borrowing commitments with an additional $100.0 million at our request through an accordion feature. The accordion feature is subject to certain conditions, including the absence of a default, the consent of new or existing lenders willing to provide additional commitments, and our pro forma compliance with the Credit Facility's financial covenants. As of December 31, 2025, the borrowing base under the Credit Facility was $400.0 million with $230.0 million of borrowings outstanding leaving $170.0 million of availability under the Credit Facility.

Our cash flows from operating and investing activities are subject to a degree of volatility due primarily to (i) the consistency of our customers in remitting amounts owed to us for our services in full and on a timely basis and (ii) the timing of payments to our vendors and suppliers for capital projects which are often made well in advance of placing new compressor equipment into service. In order to mitigate such volatility we employ disciplined efforts to monitor customer credit and maintain communications to support collection efforts when necessary. To the extent necessary, we rely on the availability of our Credit Facility to fund capital expenditures beyond that provided by our cash flows from operating activities.

Our forecasted capital expenditures for 2026 will continue to be directly dependent upon our customers' compression requirements and our capital availability, while maintaining prudent levels of debt.

The level of our capital expenditures will vary in future periods depending on energy market conditions and other related economic factors. Based upon existing economic and market conditions, we believe that cash on hand, cash flows from operating activities and borrowings under the Credit Facility will be sufficient to satisfy our capital, dividend and liquidity requirements for at least the twelve months subsequent to the date that this Annual Report on Form 10-K was filed. We also believe we have flexibility with respect to our financing alternatives and can make adjustments to our capital expenditure plans if circumstances warrant. We do not have any material continuing commitments related to our current operations that cannot be met with our cash on hand, cash from operating activities and borrowings under our Credit Facility.

If we require additional capital to fund any significant unanticipated expenditures, including any material acquisitions of other businesses, joint ventures or other opportunities, this additional capital could exceed our current resources and might not be available to us when we need it, or might not be on acceptable terms. In addition, our financing capacity could be negatively impacted by other economic factors. Please see Part I, Item 1A, "Risk Factors", of this Report.

For a detailed analysis of our historical capital expenditures, see the "Cash Flows" discussion that follows.

Cash From Operating Activities. Our cash provided by operating activities was $62.9 million. For additional information and an analysis of or historical cash flows from operating activities, see the "Cash Flows" discussion that follows.

Credit Facility Borrowings. During 2025, we borrowed $60.0 million, net of repayments, under the Credit Facility. The following table summarizes our borrowing activity under the Credit facility for the periods presented:

	Borrowings Outstanding			
	End of Period	Weighted-average	Maximum	Weighted-average Rate
Three months ended December 31, 2025	$ 230,000	$ 220,600	$ 230,000	6.82 %
Year ended December 31. 2025	$ 230,000	$ 192,921	$ 230,000	7.31 %

For additional information regarding the terms and covenants under the Credit Facility, see the "Capitalization" discussion that follows.

Proceeds from Sales and Monetization of Assets. We continually evaluate the potential sale of assets, including underutilized or retired compressor units, obsolete and slow-moving inventory and non-strategic real estate assets, among others. For additional information and an analysis of or historical proceeds from sales of assets, see the "Cash Flows" discussion that follows.

Capital Markets Transactions. From time-to-time and under market conditions that we believe are favorable to us, we may consider capital markets transactions, including the offering of debt and equity securities. We maintain an effective shelf registration statement with the SEC for up to $200 million for a variety of securities to provide financing optionality.

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Cash Flows The following table summarizes our cash flows for the periods presented: Year Ended December 31, 2025 2024 Net cash provided by operating activities $ 62,927 $ 66,463 Net cash used in investing activities (121,297) (71,440) Net cash provided by financing activities 56,228 4,373 Net decrease in cash and cash equivalents $ (2,142) $ (604) Cash Flows from Operating Activities. Our cash flows from operating activities decreased by $3.5 million during 2025 from 2024. From a broad perspective, cash flows declined in 2025 due primarily to the substantial progress made in the 2024 period for improving our processes for billings and collections from certain customers that had the effect of lowering our days sales outstanding (“DSO”) statistics for accounts receivable accounts. While these efforts have continued with favorable DSO performance throughout 2025, the timing effect was more beneficial during 2024 while 2025 reflects a more normalized cash operating cycle. In addition, we increased our maintenance parts inventory during 2025 in support of our growing fleet and incurred substantially higher costs in 2025 attributable to certain IT system conversion projects. These working capital uses were partially offset by growth in accounts payable and the favorable effects of higher realized margins attributable to growth in our high horsepower unit rentals. Cash Flows from Investing Activities. For the years ended December 31, 2025 and 2024, we invested approximately $121.5 million and $71.9 million, respectively, in rental equipment, property and other equipment. Included in these totals for 2025 and 2024 were $109.8 million and $60.5 million for growth capital expenditures to expand our rental fleet and $11.7 million and $11.4 million for capital maintenance projects, respectively. Our investment in rental equipment includes any changes to work-in-progress related to our rental fleet projects at the beginning of the year compared to the end of the year. We also received proceeds from the sale of property and equipment of $0.1 million and $0.5 million in 2025 and 2024, respectively, as well as insurance proceeds from damage to certain rental equipment of $0.1 million during 2025. Cash Flows from Financing Activities. During 2025, we had net borrowings of $60.0 million under the Credit Facility while 2024 included net borrowings of $6.0 million. The increase in net borrowings is due primarily to the substantial investment in large horsepower units during the prior year consistent with our expanding fleet and strategy of directing our business to these larger, higher margin applications. While we incurred and paid debt issuance costs during both years, the amounts paid during 2024 were $0.3 million higher in connection with the Fourth Amendment during 2025 as compared to the costs for amendments to the Credit Facility in 2024. During 2025 we also paid $2.6 million for our common stock dividend which was initiated for the third quarter of 2025 and continued in the fourth quarter. We also received proceeds from the exercise of stock options of $0.2 million and $0.3 million during 2025 and 2024, respectively. Capitalization The following table summarizes our total capitalization as of the dates presented: December 31, 2025 2024 Credit facility borrowings $ 230,000 $ 170,000 Total stockholders’ equity 274,716 255,057 Total capitalization $ 504,716 $ 425,057 Debt as a percent of total capitalization 45.6% 40.0 % Credit Facility. We have a senior secured revolving credit agreement, as amended, or the Credit Facility, with Texas Capital Bank, National Association as administrative agent (the “Administrative Agent”), and TCBI Securities, Inc., Bank of America, N.A., and the Huntington National Bank as joint lead arrangers and joint book runners, and the lenders party thereto (the “Lenders”), with a total commitment of $400.0 million. We also have a right to request from the Lenders, an increase to the potential aggregate commitment of up to $100.0 million; provided, however, the aggregate commitment amount is not permitted to exceed $500.0 million. The obligations under the Credit Facility are secured by a first priority lien on most of our assets, including inventory and certain accounts receivable as well as a variable number of our leased compressor units. The maturity date of the Credit Facility is February 28, 2028. 34

Our Credit Facility is subject to: (i) a borrowing base calculation, (ii) variable rates of interest on borrowings that are determined, in part, upon our actual leverage ratio, as defined in the Credit Facility, (iii) commitment fees, (iv) certain financial and other covenants and (v) events of default and acceleration, among other terms and conditions that are customary for such credit instruments. Please see Note 10 (“Long-Term Debt”) to our Consolidated Financial Statements for a thorough discussion of these matters regarding our Credit Facility. As of December 31, 2025, we had $230.0 million outstanding under our Credit Facility with a weighted average interest rate of 6.59%. As of December 31, 2025, we had approximately $170.0 million available for borrowing under the Credit Facility, subject to borrowing base determination. As of December 31, 2025, we were in compliance with all financial covenants in our Credit Facility. Critical Accounting Estimates We describe our significant accounting policies in Note 2 (“Summary of Significant Accounting Policies”) to our Consolidated Financial Statements. We believe that the application of these policies on a consistent basis enables us to provide the users of our financial statements with useful and reliable information regarding our results of operations, financial condition and cash flows. The preparation of our Consolidated Financial Statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our Consolidated Financial Statements. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are generally based on historical experience and various other assumptions that we believe to be reasonable in consideration of our circumstances and expectations for the future based on available information. Our actual results could differ significantly from those estimates under different assumptions and conditions. We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We believe that the following discussion addresses our most critical accounting estimates, which are those that are most important to the portrayal of our results of operations, financial condition and cash flows and require our most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Inventories We value our total inventory (current and long-term) at the lower of the actual cost and net realizable value. We regularly review inventory quantities on hand and record an allowance for excess and obsolete inventory based primarily on current and anticipated customer demand and production requirements. We assess anticipated customer demand based on current and upcoming capital expenditure budgets of our major customers as well as other significant participants in the industry, along with oil and gas price forecasts and other factors affecting the industry as a whole. Our estimates and assumptions regarding these factors are subject to significant variability and can result in provisions for valuation allowances of our inventory. For the year ended December 31, 2025, our provision for excess and obsolete inventory totaled $1.1 million which increased our allowance for obsolescence to $3.6 million as described more fully in the discussion of our Results of Operations above and Note 4 (“Inventory”) to our Consolidated Financial Statements. Long-Lived Assets Depreciation Depreciation expense is computed using the straight-line method over the estimated useful lives of the underlying long-lived assets. Our rental equipment has estimated useful lives ranging from 15 to 25 years, while our property and equipment has estimated useful lives which range from 3 to 39 years. The estimated useful lives and salvage values of these long-lived assets are based on estimates and assumptions that reflect our historical experience and expectations regarding their future utilization, obsolescence, technical developments, market demand and geographic location. The use of different estimates and assumptions in the determination of depreciation, particularly with respect to useful lives, could result in significant differences to our results of operations. We regularly review the appropriateness of the estimated useful lives of our long-lived assets and may shorten or extend such lives as appropriate based on business circumstances. 35

Impairments We assess our long-lived assets, including rental equipment, other property and equipment and intangible assets for impairment whenever events or changes in circumstances indicate that the net carrying values may not be recoverable. The following factors could trigger an impairment review: significant underperformance relative to historical or projected future cash flows; significant adverse changes in the extent or manner in which an asset (or asset group) is being used or its condition, including a meaningful decline in fleet utilization over prior periods; significant negative industry or company-specific trends or actions, including meaningful capital expenditure budget reductions by our major customers or other sizable exploration and production or midstream organizations, as well as significant declines in oil and natural gas prices; legislative changes prohibiting us from leasing our units; or poor general economic conditions. After the assessments of such circumstances, an impairment loss is recognized if the future undiscounted net cash flows associated with the asset (or asset group) and the estimated fair value of the asset are less than the asset’s (or asset group’s) carrying value. During the year ended December 31, 2025, we recognized an impairment of $2.6 million in connection with our efforts to plan for an eventual sale of the Former Headquarters Property. Please see Note 7 (“Property and Equipment”) and Note 19 (“Subsequent Events”) to our Consolidated Financial Statements for additional information.. Income Taxes In connection with the process of preparing our financial statements, we are required to estimate our federal income taxes as well as income taxes in each of the states in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for income tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are reflected on our Consolidated Balance Sheets. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not probable, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance during a period, we must include an expense in the tax provision in the Statement of Operations. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. In this process, we consider all available positive and negative evidence including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent results of operations. As of December 31, 2025, we have no valuation allowance and fully expect to utilize all of our deferred tax assets. Please see Note 11 (“Income Taxes”) for a more thorough discussion of our income taxes. Off-Balance Sheet Arrangements From time-to-time, we enter into off-balance sheet arrangements and transactions that can give rise to off-balance sheet obligations. As of December 31, 2025, we did not have any material off-balance sheet arrangements. Recently Issued Accounting Pronouncements Please see Note 2 (“Summary of Significant Accounting Policies”) to our Consolidated Financial statements for a discussion of recently issued accounting pronouncements. ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK Market risk is the risk of loss arising from adverse changes in market rates and prices. The principal market risk to which we are exposed is interest rate risk. Our interest rate risk is attributable to our borrowings under the Credit Facility, which are subject to variable interest rates. As of December 31, 2025, we had borrowings of $230.0 million under the Credit Facility at a weighted average interest rate of 6.59%. Assuming a constant borrowing level under the Credit Facility and excluding any changes in other financial metrics that would impact the applicable margin applied to Credit Facility borrowings, an increase (decrease) in the interest rate of one percent would result in an increase (decrease) in interest expense of $2.3 million on an annual basis. ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA The information required by this Item is presented in Part IV, Item 15. “Exhibits and Financial Statement Schedules” of this Annual Report on Form 10-K. ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE None. 36

ITEM 9A. CONTROLS AND PROCEDURES Evaluation of Disclosure Controls and Procedures Our management, with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. We maintain “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. Based upon the evaluation, our CEO and CFO concluded that, as of such date, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in reports that we file or submit under the Exchange Act is accumulated and communicated to management, and made known to our CEO and CFO, on a timely basis to ensure that it is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Management’s Annual Report on Internal Control Over Financial Reporting Our management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on the results of management’s evaluation described above, management concluded that our ICFR was effective as of December 31, 2025. Ham, Langston & Brezina LLP, an independent registered public accounting firm, has issued an attestation report on the effectiveness of the Company’s ICFR as of December 31, 2025, which included in Part IV, Item 15 “Exhibits and Financial Statement Schedules” of this Annual Report on Form 10-K. Changes in Internal Control Over Financial Reporting During the quarter ended December 31, 2025, there were no changes in our ICFR that have materially affected, or are reasonably likely to materially affect, our ICFR. ITEM 9B. OTHER INFORMATION Stephen C. Taylor, a member of the Board of Directors, adopted a Rule 10b5-1 trading agreement that is intended to satisfy the affirmative defense of Rule 10b5-1(c) for the sale of up to an aggregate of 100,000 shares of the Company’s common stock, subject to various volume amounts and price thresholds. The 10b5-1 Plan was entered into during an open insider trading window in December 2025 and sales commenced under the plan after completion of the required cooling off period under Rule 10b5-1.The plan became effective on March 5, 2026 and the aggregate sales were completed by March 6, 2026. No other director or officer of the Company adopted, modified or terminated a “Rule 10b5-1 trading arrangement” or “non-Rule 10b5-1 trading arrangement,” as each term is defined in Item 408(a) of Regulation S-K, during the three months ended December 31, 2025. ITEM 9C. DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS None. 37

PART III ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE The information required by this item is incorporated herein by reference to the sections “Election of Directors,” “Executive Officers,” “Corporate Governance” and “The Board of Directors and its Committees” in our definitive proxy statement which will be filed with the SEC within 120 days after December 31, 2025, or as such period may be extended by action of the SEC. We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees. The Code of Business Conduct and Ethics is posted in the “Investor Relations” section of our website at www.ngsgi.com. The Code of Business Conduct and Ethics may be obtained free of charge by writing before to Natural Gas Services Group, Inc., Attn: Investor Relations, 601 State Street, Suite 400, Southlake, TX 76092. ITEM 11. EXECUTIVE COMPENSATION The information required by this item is incorporated herein by reference to the section “Executive Compensation” in our definitive proxy statement which will be filed with the SEC within 120 days after December 31, 2025, or as such period may be extended by action of the SEC. ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS The information required by this item is incorporated herein by reference to the section “Principal Shareholders and Security Ownership of Management” in our definitive proxy statement which will be filed with the SEC within 120 days after December 31, 2025, or as such period may be extended by action of the SEC. ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE The information required by this item is incorporated herein by reference to the sections “Related Person Transactions” and “Corporate Governance” in our definitive proxy statement which will be filed with the SEC within 120 days after December 31, 2025, or as such period may be extended by action of the SEC. ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES The information required by this item is incorporated herein by reference to the section “Principal Accountant Fees and Services” in our definitive proxy statement which will be filed with the SEC within 120 days after December 31, 2025, or as such period may be extended by action of the SEC. 38

PART IV ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (a) The following documents are filed as part of this Annual Report on Form 10-K. 1. Consolidated Financial Statements. The following financial statements are filed as a part of this Annual Report on Form 10-K: Reports of Independent Registered Public Accounting Firm (PCAOB ID 298) F-1 Consolidated Balance Sheets F-3 Consolidated Statements of Operations F-4 Consolidated Statements of Stockholders’ Equity F-5 Consolidated Statements of Cash Flows F-6 Notes to Consolidated Financial Statements F-7 2. Financial Statement Schedules All financial statement schedules have been omitted because they are not applicable or the information is set forth in the Consolidated Financial Statements or Notes thereto. 3. Exhibits A list of exhibits to this Annual Report on Form 10-K is set forth below: Exhibit No. Description 3.1 Articles of Incorporation, as amended (Incorporated by reference to Exhibit 3.1 of the 10-QSB filed with the Securities and Exchange Commission and dated November 10, 2004). 3.2 Bylaws, as amended (Incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 10, 2021). 4.1 Description of Securities (Incorporated by reference to the Registrant’s Registration Statement on From 8-A, filed with the Securities and Exchange Commission on October 27, 2008). 4.2 Form of Senior Indenture (Incorporated by reference to Exhibit 4.2 of the Registrant’s Registration Statement on Form S-3 (No. 333-238794) and filed with the Securities and Exchange Commission on December 13, 2024). 4.3 Form of Subordinated Indenture (Incorporated by reference to Exhibit 4.4 of the Registrant’s Registration Statement on Form S-3 (No. 333-238794) and filed with the Securities and Exchange Commission on December 13, 2024). 10.1† 2019 Equity Incentive Plan, as amended (Incorporated by reference to Exhibit 4.3 of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 16, 2025). 10.2† Stock Option Plan, as amended and restated (Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2016). 10.3† Retirement Agreement dated May 17, 2022 between Natural Gas Services Group, Inc. and Stephen C. Taylor (Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 19, 2022). 10.4† The Executive Nonqualified Excess Plan Adoption Agreement, referred to as the Nonqualified Deferred Compensation Plan (Incorporated by reference to Exhibit 10.11 of the Registrant’s Quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2016). 10.5 Amended and Restated Credit Agreement dated February 28, 2023, among Natural Gas Services Group, Inc., the other Loan Parties thereto, Texas Capital Bank, in its capacity as Administrative Agent and the Lenders party thereto (Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2023). 10.6 Amended and Restated Pledge and Security Agreement dated February 28, 2023, among Natural Gas Services Group, Inc., the Grantors thereto, Texas Capital Bank, in its capacity as Administrative Agent, for the Lenders and other Secured Parties (Incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2023). 10.7 First Amendment to Amended and Restated Credit Agreement dated November 14, 2023, among Natural Gas Services Group, Inc., the other Loan Parties thereto, Texas Capital Bank, in its capacity as Administrative Agent and the Lenders party thereto (Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2023). 10.8 Second Amendment to Amended and Restated Credit Agreement dated June 6, 2024, among Natural Gas Services Group, Inc., the other Loan Parties thereto, Texas Capital Bank, in its capacity as Administrative Agent and the Lenders party thereto (Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 10, 2024). 39

10.9 Third Amendment to Amended and Restated Credit Agreement dated June 25, 2024, among Natural Gas Services Group, Inc., the other Loan Parties thereto, Texas Capital Bank, in its capacity as Administrative Agent and the Lenders party thereto (Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 28, 2024). 10.10 Fourth Amendment to Amended and Restated Credit Agreement dated April 18, 2025 among Natural Gas Services Group, Inc. the other Loan Parties thereto, Texas Capital Bank, in its capacity as Administrative Agent and the Lenders Party thereto (Incorporated by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10- Q filed with the Securities and Exchange Commission on August 11, 2025). 10.11† Employment Agreement between Brian L. Tucker and Natural Gas Services Group, Inc. dated October 9, 2023 (Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 10, 2023). 10.12† Employment Agreement between Justin C. Jacobs and Natural Gas Services Group, Inc. dated January 29, 2024 (Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 1, 2024). 10.13† Employee Non-Compete Agreement between Justin C. Jacobs and Natural Gas Services Group, Inc. dated January 29, 2024 (Incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 1, 2024). 10.14† Employee Proprietary Rights Agreement between Justin C. Jacobs and Natural Gas Services Group, Inc. dated January 29, 2024 (Incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 1, 2024). 10.15† Form of Restricted Stock Unit Award under the Natural Gas Services Group, Inc. 2019 Equity Incentive Plan, as amended (Incorporated by reference to Exhibit 10.12 of the Registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2024). 10.16† Form of Performance Stock Unit Award under the Natural Gas Services Group, Inc. 2019 Equity Incentive Plan, as amended (Incorporated by reference to Exhibit 10.13 of the Registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2024). 10.17† Employment Agreement between Ian M. Eckert and Natural Gas Services Group, Inc. dated November 1, 2024 (Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 7, 2024). 10.18 Form of Indemnification Agreement by and between Natural Gas Services Group, Inc. and Certain Indemnitees (incorporated by reference to Exhibit 10.2 of the Registrant’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2025). 10.19† Transition and Mutual Separation Agreement between Natural Gas Services Group, Inc. and Brian L. Tucker dated August 8, 2025 (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 11, 2025). 19 Amended and Restated Insider Trading Policy (incorporated by reference to Exhibit 10.2 of the Registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2025). 21.1* Subsidiaries of the Registrant. 23.1* Consent of Ham, Langston & Brezina L.L.P. 31.1* Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. 31.2* Certification of Principal Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. 32.1* Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. 32.2* Certification of Principal Accounting Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. 97.1 Natural Gas Services Group, Inc. Clawback Policy (Incorporated by reference to Exhibit 97.1 of the Registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2024). 101.INS XBRL Instance Document. 101.SCH XBRL Taxonomy Extension Schema Document. 101.CAL XBRL Taxonomy Extension Calculation Linkbase Document. 101.DEF XBRL Taxonomy Extension Definition Linkbase Document. 101.LAB XBRL Taxonomy Extension Label Linkbase Document. 101.PRE XBRL Taxonomy Extension Presentation Linkbase Document. † Management contract or compensatory plan or arrangement. * Filed herewith. ITEM 16. FORM 10-K SUMMARY None. 40

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. NATURAL GAS SERVICES GROUP, INC. March 16, 2026 By: /s/ Justin C. Jacobs Justin C. Jacobs Chief Executive Officer (Principal Executive Officer) POWER OF ATTORNEY KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Justin C. Jacobs and Ian M. Eckert, jointly and severally, as his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated: Signature Title Date /s/ Justin C. Jacobs Chief Executive Officer (Principal Executive Officer) and Director March 16, 2026 Justin C. Jacobs /s/ Ian M. Eckert Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) March 16, 2026 Ian M. Eckert /s/ Donald J. Tringali Chairman of the Board of Directors March 16, 2026 Donald J. Tringali /s/ J. Anthony Gallegos, Jr. Director March 16, 2026 J. Anthony Gallegos, Jr. /s/ Georganne Hodges Director March 16, 2026 Georganne Hodges /s/ Nigel J. Jenvey Director March 16, 2026 Nigel J. Jenvey /s/ Jean K. Holley Director March 16, 2026 Jean K. Holley /s/ Stephen C. Taylor Director March 16, 2026 Stephen C. Taylor 41

NATURAL GAS SERVICES GROUP, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Page Reports of Independent Registered Public Accounting Firm (Ham, Langston & Brezina, LLP; Houston, Texas; PCAOB ID 298) F-1 Consolidated Balance Sheets as of December 31, 2025 and 2024 F-3 Consolidated Statements of Operations for the Years Ended December 31, 2025, 2024 and 2023 F-4 Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2025, 2024 and 2023 F-5 Consolidated Statements of Cash Flows for the Years Ended December 31, 2025, 2024 and 2023 F-6 Notes to Consolidated Financial Statements: 1. Description of Business F-7 2. Summary of Significant Accounting Policies F-7 3. Trade Accounts Receivables F-11 4. Inventory F-12 5. Assets Held for Sale and Restructuring Activities F-13 6. Rental Equipment F-13 7. Property and Equipment F-14 8. Leases F-14 9. Supplemental Balance Sheet Disclosures F-16 10. Long-Term Debt F-16 11. Income Taxes F-17 12. Deferred Compensation Plan F-19 13. Commitments and Contingencies F-19 14. Stockholders’ Equity F-19 15. Revenues from Customers F-20 16. Stock-Based and Other Long-Term Incentive Compensations F-21 17. Related Party Transactions F-24 18. Earnings (Loss) per Share F-24 19. Subsequent Events F-25 42

Report of Independent Registered Public Accounting Firm To the Shareholders and the Board of Directors of Natural Gas Services Group, Inc. Opinion on the Financial Statements We have audited the accompanying consolidated balance sheets of Natural Gas Services Group, Inc. (the “Company”) as of December 31, 2025 and 2024, and related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated March 16, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matter Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. We determined that there are no critical audit matters. /s/ Ham, Langston & Brezina LLP Houston, Texas March 16, 2026 We have served as the Company’s auditor since 2022. F - 1

Report of Independent Registered Public Accounting Firm To the Shareholders and the Board of Directors of Natural Gas Services Group, Inc. Opinion on the Internal Control over Financial Reporting We have audited Natural Gas Services Group, Inc.'s (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013 (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework issued by COSO. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets as of December 31, 2025 and 2024, and related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”) of the Company and our report dated March 16, 2026 expressed an unqualified opinion. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying “Item 9A, Management’s Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control over Financial Reporting A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ Ham, Langston & Brezina LLP Houston, Texas March 16, 2026 We have served as the Company’s auditor since 2022. F - 2

NATURAL GAS SERVICES GROUP, INC. CONSOLIDATED BALANCE SHEETS (in thousands) December 31, 2025 2024 ASSETS Current Assets: Cash and cash equivalents $ — $ 2,142 Trade accounts receivable, net of provision for credit losses 18,497 15,626 Inventory, net of allowance for obsolescence 20,647 18,051 Income taxes receivable and prepayments 14,056 11,282 Prepaid expenses and other 1,696 1,075 Assets held for sale 2,227 — Total current assets 57,123 48,176 Long-term inventory, net of allowance for obsolescence — — Rental equipment, net of accumulated depreciation 498,525 415,021 Property and equipment, net of accumulated depreciation 20,519 22,989 Other assets 10,619 6,342 Total assets $ 586,786 $ 492,528 LIABILITIES AND STOCKHOLDERS’ EQUITY Current Liabilities: Accounts payable $ 14,048 $ 9,670 Accrued liabilities 10,462 7,688 Total current liabilities 24,510 17,358 Long-term debt 230,000 170,000 Deferred income taxes 52,530 45,873 Other long-term liabilities 5,030 4,240 Total liabilities 312,070 237,471 Commitments and contingencies (Note 13) Stockholders’ Equity: Preferred stock, 5,000 shares authorized, no shares issued or outstanding — — Common stock, 30,000 shares authorized, par value $0.01; 13,883 and 13,762 shares issued, as of December 31, 2025 and 2024, respectively 138 138 Additional paid-in capital 120,811 118,415 Retained earnings 168,771 151,508 Treasury stock, at cost, 1,310 shares for each of December 31, 2025 and 2024, respectively (15,004) (15,004) Total stockholders’ equity 274,716 255,057 Total liabilities and stockholders’ equity $ 586,786 $ 492,528 See accompanying notes to these consolidated financial statements. F - 3

NATURAL GAS SERVICES GROUP, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except earnings per share) Year Ended December 31, 2025 2024 2023 Revenue: Rental $ 164,326 $ 144,236 $ 106,159 Sales 3,992 7,613 8,921 Aftermarket services 3,997 4,893 6,087 Total revenue 172,315 156,742 121,167 Cost of revenues (excluding depreciation and amortization): Rental 64,732 56,903 48,877 Sales 4,233 7,903 8,919 Aftermarket services 2,813 3,950 4,658 Total cost of revenues (excluding depreciation and amortization) 71,778 68,756 62,454 Selling, general and administrative expenses 22,411 21,012 16,938 Depreciation and amortization 36,656 31,347 26,550 Impairments 2,600 841 779 Inventory allowance 1,114 1,863 3,965 Retirement of rental equipment 728 28 505 Gain on disposition of assets, net (270) (430) (481) Total operating costs and expenses 135,017 123,417 110,710 Operating income 37,298 33,325 10,457 Other income (expense): Interest expense (13,565) (11,927) (4,082) Interest income 2,444 — — Other income (expense), net 354 268 245 Total other expense, net (10,767) (11,659) (3,837) Income before income taxes 26,531 21,666 6,620 Provision for income taxes (6,603) (4,439) (1,873) Net income $ 19,928 $ 17,227 $ 4,747 Earnings per share: Basic $ 1.59 $ 1.39 $ 0.39 Diluted $ 1.57 $ 1.37 $ 0.38 Weighted average shares outstanding: Basic 12,538 12,412 12,316 Diluted 12,695 12,554 12,383 See accompanying notes to these consolidated financial statements. F - 4

NATURAL GAS SERVICES GROUP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock		Total Stockholders' Equity
	Shares	Amount	Shares	Amount			Shares	Amount	
December 31, 2022	—	$ —	13,519	$ 135	$ 115,411	$ 129,534	1,310	$(15,004)	$ 230,076
Stock-based compensation	—	—	—	2	2,052	—	—	—	2,054
Vesting of restricted stock/ units	—	—	169	—	—	—	—	—	—
Taxes paid related to net shares settlement of equity awards	—	—	—	—	(983)	—	—	—	(983)
Net income	—	—	—	—	—	4,747	—	—	4,747
December 31, 2023	—	$ —	13,688	$ 137	$ 116,480	$ 134,281	1,310	$(15,004)	$ 235,894
Stock-based compensation	—	—	—	—	1,821	—	—	—	1,821
Vesting of restricted stock/ units	—	—	51	1	(1)	—	—	—	—
Exercise of common stock options	—	—	23	—	293	—	—	—	293
Taxes paid related to net shares settlement of equity awards	—	—	—	—	(178)	—	—	—	(178)
Net income	—	—	—	—	—	17,227	—	—	17,227
December 31, 2024	—	$ —	13,762	$ 138	$ 118,415	$ 151,508	1,310	$(15,004)	$ 255,057
Stock-based compensation	—	—	—	—	2,126	—	—	—	2,126
Vesting of restricted stock/ units and performance share units	—	—	107	—	108	—	—	—	108
Exercise of common stock options	—	—	14	—	168	—	—	—	168
Taxes paid related to net shares settlement of equity awards	—	—	—	—	(6)	—	—	—	(6)
Dividends declared	—	—	—	—	—	(2,665)	—	—	(2,665)
Net income	—	—	—	—	—	19,928	—	—	19,928
December 31, 2025	—	$ —	13,883	$ 138	$ 120,811	$ 168,771	1,310	$(15,004)	$ 274,716

See accompanying notes to these consolidated financial statements.

F - 5

NATURAL GAS SERVICES GROUP, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands) Year Ended December 31, 2025 2024 2023 CASH FLOWS FROM OPERATING ACTIVITIES: Net income $ 19,928 $ 17,227 $ 4,747 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation and amortization 36,656 31,347 26,550 Impairments 2,600 841 779 Inventory allowance 1,114 1,863 3,965 Retirement of rental equipment 728 28 505 Gain on the disposition of assets, net (270) (430) (481) Amortization of debt issuance costs 1,168 746 425 Deferred income taxes 6,657 4,237 1,838 Stock-based compensation 2,126 1,821 2,054 Provision for credit losses 155 433 492 (Gain) loss on company owned life insurance (63) (156) 235 Changes in operating assets and liabilities: Trade accounts receivables (3,026) 23,127 (25,010) Inventory (3,710) 2,477 (669) Prepaid expenses, income taxes receivable and prepayments (3,395) 152 (7) Accounts payable and accrued liabilities 5,554 (17,727) 2,436 Other (3,295) 477 174 NET CASH PROVIDED BY OPERATING ACTIVITIES 62,927 66,463 18,033 CASH FLOWS FROM INVESTING ACTIVITIES: Purchase of rental equipment, property and other equipment (121,487) (71,894) (153,943) Purchase of company owned life insurance, net — (22) (422) Proceeds received from insurance for damages to equipment 96 — — Proceeds from disposition of assets, net 94 476 477 NET CASH USED IN INVESTING ACTIVITIES (121,297) (71,440) (153,888) CASH FLOWS FROM FINANCING ACTIVITIES: Proceeds from credit facility borrowings 71,122 28,000 139,000 Repayments of credit facility borrowings (11,122) (22,000) — Payments of other long term liabilities — (780) (95) Payments of debt issuance costs (1,297) (962) (2,693) Proceeds from exercise of stock options 168 293 — Payment of dividends (2,637) — — Taxes paid related to net share settlement of equity awards (6) (178) (983) NET CASH PROVIDED BY FINANCING ACTIVITIES 56,228 4,373 135,229 NET CHANGE IN CASH AND CASH EQUIVALENTS (2,142) (604) (626) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD 2,142 2,746 3,372 CASH AND CASH EQUIVALENTS AT END OF PERIOD $ — $ 2,142 $ 2,746 SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION: Interest paid $ 14,793 $ 18,394 $ 7,053 Income taxes paid, net of refunds received $ 259 $ — $ — SUPPLEMENTAL DISCLOSURES OF NON-CASH TRANSACTIONS: Transfer of rental equipment to inventory $ — $ 51 $ 665 Transfer of right of use assets to property and equipment $ — $ 2,641 $ — Transfer of property and equipment to assets held for sale $ 2,227 $ — $ — Accrued purchases of property and equipment $ 1,975 $ 2,687 $ — Right of use assets acquired through a finance lease $ — $ 2,174 $ 1,146 Right of use assets acquired through an operating lease $ 1,989 $ 563 $ 63 See accompanying notes to these consolidated financial statements. F - 6

NATURAL GAS SERVICES GROUP INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands, except per share amounts or where otherwise indicated) 1. Description of Business Natural Gas Services Group, Inc. (the “Company,” “NGS,” “Natural Gas Services Group,” “we,” “us” or “our”) (a Colorado corporation), is a leading provider of natural gas and electric compression equipment, technology and services to the energy industry. We rent, design, install, service and maintain compressors and related equipment and parts for our customers’ oil and gas production and processing facilities, generally using equipment from OEM suppliers along with limited in-house assembly. We are headquartered in Southlake, Texas, with administrative offices in Midland, Texas, an engineering facility located in Tulsa, Oklahoma, and service facilities located in major oil and gas producing basins in the continental United States (“U.S.”). 2. Summary of Significant Accounting Policies Principles of Consolidation and Basis of Presentation The accompanying Consolidated Financial Statements were prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and the rules and regulations of the Securities and Exchange Commission (the “SEC”) and include the accounts of the Company, its subsidiary, NGSG Properties, LLC and the rabbi trust associated with our deferred compensation plan (see Note 12). All significant intercompany accounts and transactions for the periods presented have been eliminated in consolidation. Use of Estimates The preparation of our Consolidated Financial Statements in conformity with GAAP requires our management to make estimates and assumptions that affect the amounts reported in these Consolidated Financial Statements and accompanying notes. Actual results could differ from those estimates. Significant estimates include fixed asset lives, provision for credit losses, the allowance for inventory obsolescence and the determination of carrying values in excess of fair values, when applicable, in connection with our annual review of our long-lived assets for impairment. Cash and Cash Equivalents For purposes of reporting cash and cash equivalents and cash flows, we consider all short-term investments with an original maturity of three months or less to be cash equivalents. At times, cash balances at banks and financial institutions may exceed federally insured amounts. Accounts Receivable and Credit Losses Our trade accounts receivable are generally for 30 days in accordance with the payment terms specified in our master rental service and similar agreements. Our trade accounts receivable are substantially concentrated with customers in the exploration and production industry and range from large, multinational majors to regional firms of various sizes. We perform ongoing credit evaluations of our customers and adjust credit limits based on management’s assessment of the customer’s financial condition and payment history, as well as industry and general economic conditions. We continuously monitor collections and payments from our customers, and maintain an allowance for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified as well as forecasts of future economic conditions. While such credit losses have historically been within our expectations and the allowance established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. F - 7

Revenue Recognition The following is a description of principal activities from which we generate our revenue and the accounting policies that we apply for the recognition thereof: Rental Revenue. We generate revenue from renting compressor equipment to our customers for the right to control the use of the equipment ratably over the term of the underlying master rental service and similar agreements. Our agreements for rental equipment qualify as operating leases under the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 842, Leases, as amended (“ASC 842”), as we retain the primary exposure to changes in the underlying equipment’s value as the lessor unlike a sale or secured lending arrangement. Our agreements may also include a fee for servicing the equipment and surcharges for fluids, including oil, during the term of the underlying rental agreement. We have applied the practical expedient provided in ASC 842, which allows us to combine lease and non-lease components. Our rental agreements typically range from 12 to 60 months. As a lessor, we recognize operating lease revenue on a straight-line basis with equal monthly payments over the term of the underlying agreements. After the terms of the agreement have expired, a customer may renew their contract or continue renting on a monthly basis thereafter. The leased equipment is generally skid-mounted and can be moved to different locations at the direction of our customers. The leased equipment assets remain on our Consolidated Balance Sheets consistent with other property and equipment. Cash receipts associated with our lease agreements are classified within cash flows from operating activities in our Consolidated Statements of Cash Flows. Sales and Aftermarket Services Revenue. We generate revenue from the sale of component parts as well as exchange/ rebuilding customer owned compressors and sale of used rental equipment. We also provide routine aftermarket or call-out services on customer owned equipment. Consistent with ASC Topic 606, Revenues from Contracts with Customers, as amended (“ASC 606”), revenue is measured and recognized based on a consideration specified in a customer’s contract, excluding any sale incentives and taxes collected on behalf of third parties (i.e. sales and property taxes). Revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration that we expect to receive for those goods or services. To recognize revenue, we (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, we satisfy the performance obligation(s). Transaction prices are not subject to variable consideration constraints. Shipping and handling costs incurred are accounted for as fulfillment costs and are included in cost of revenues in our Consolidated Statements of Operations. For sales, revenue is recognized when control has passed to the customer generally when the equipment is completed and shipped. These contracts also may include an assurance warranty clause to guarantee the product is free from defects in material and workmanship for a set duration of time; this is a standard industry practice and is not considered a performance obligation. The amount of revenue recognized is not adjusted for expected returns, as our historical returns have been de minimis. Revenue for aftermarket and other services is recognized after the services in the contract are rendered. Inventory Valuation Inventory (current and long-term) is valued at the lower of cost or net realizable value. The cost of inventories is determined by the weighted average method. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on current and anticipated customer demand and assembly requirements. We routinely review our inventory allowance to account for slow moving or obsolete inventory costs that may not be recoverable in the future. We assess anticipated customer demand based on current and upcoming activities and budgets of our major customers as well as other significant companies in the industry, along with oil and gas price forecasts and other factors affecting the industry. Our long-term inventory, which is fully reserved, consisted of raw materials and replacement parts that remain viable but with limited marketing opportunities. F - 8

Long-Lived Assets Rental equipment and property and equipment are recorded at cost less accumulated depreciation, except for work-in- progress on new rental equipment which is recorded at cost until completion and addition to our fleet. Depreciation is computed using the straight-line method over the estimated useful lives of the major asset categories as follows: Rental equipment 15 to 25 years Buildings and leasehold improvements 5 to 39 years Machinery, equipment and furniture 5 to 7 years Computer hardware and software 3 to 5 years Vehicles 3 years We assess our rental equipment and property and equipment for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The following factors could trigger an impairment review: significant underperformance relative to historical or projected future cash flows; significant adverse changes in the extent or manner in which the asset (or asset group) is being used or its condition, including a meaningful drop in fleet utilization over the prior four quarters; significant negative industry or company-specific trends or actions, including meaningful activity and budget reductions by our major customers or other sizable exploration and production or midstream companies, as well as significant declines in oil and gas prices; legislative changes prohibiting us from leasing our compressor units; or poor general economic conditions. An impairment loss is recognized if the future undiscounted cash flows associated with the asset (or asset group) and the estimated fair value of the asset are less than the asset’s carrying value. Sales of equipment out of the rental fleet are included with sales revenue and cost of sales, while retirements of units are presented as a separate operating expense. Maintenance and repairs are charged to cost of rentals as incurred. Intangible Assets We amortize intangible assets with definite lives over their useful lives and review for impairment when indicators of impairment are present. We review indefinite-lived intangible assets for impairment annually or when indicators of impairment are present. We review intangibles through an assessment of the estimated future cash flows related to such assets. In the event that assets are found to be carried at amounts in excess of estimated undiscounted future cash flows, then the assets will be adjusted for impairment to a level commensurate with a discounted cash flow analysis of the underlying assets. As of December 31, 2024, we no longer have any intangible assets. Amortization expense attributable to our former intangible assets was $0.1 million for each of the years ending December 31, 2024 and 2023. We also incurred an impairment charge of $0.7 million for an intangible asset attributable to a trade name during the year ended December 31, 2024. Leases We determine if an arrangement is a lease at inception by assessing whether it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. We determine lease classification and recognize right-of- use (“ROU”) assets and liabilities on the lease commencement date based on the present value of lease payments over the lease term. For each lease that (i) contains the same timing and pattern of transfer for lease and non-lease components and (ii) if the lease component, if accounted for separately, would be classified as an operating lease, we have elected the practical expedient to not separate non-lease components from lease components. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As substantially all of our leases do not provide an implicit rate, we use our incremental borrowing rate, which is based on a fully collateralized loan over the lease term, to determine the present value of lease payments. Our ROU assets are included in Other assets and the related current and long-term lease obligations are included in Accrued liabilities and Other long-term liabilities, respectively, on our Consolidated Balance Sheets. F - 9

Internal-Use Software We maintain and utilize certain computer software applications that we own to support our business information needs. Such software is capitalized on our Consolidated Balance Sheets within Property and equipment (see Note 7) that is amortized over its useful life and recognized as a component of Depreciation and amortization in our Consolidated Statements of Operations. In addition, certain of our information technology service contracts are considered hosting arrangements. Accordingly, certain qualifying costs associated with the implementation of a hosting arrangement are capitalized on our Consolidated Balance Sheets within Other assets and amortized over the term of the respective contract beginning on the date for each component of the hosting arrangement when the component is ready for its intended use. Amortization of capitalized implementation costs of our hosting arrangements are recognized in our Consolidated Statements of Operations within Selling, general and administrative expenses consistent with the fees for the associated hosting arrangement services. Income Taxes Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, and net operating losses and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the statutory enactment date. Valuation allowances are established to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. With respect to uncertain tax positions, GAAP prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In order to record any financial statement benefit, we are required to determine, based on technical merits of the position, whether it is more likely than not (a likelihood of more than 50 percent) that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes. If that step is satisfied, then we must measure the tax position to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of the benefit that is greater than 50 percent likely of being realized upon ultimate settlement. We had no liabilities for uncertain tax positions as of December 31, 2025 and 2024. Our policy regarding income tax interest and penalties is to charge those items as components of interest expense and other income (expense), respectively. Capitalized Interest We capitalize interest from external borrowings on significant expenditures for the assembly of our natural gas compressor equipment until such projects are ready for their intended use. Capitalized interest is added to the cost of the underlying asset and is amortized over the useful lives of the assets in the same manner as the underlying assets. Fair Value Measurement Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. GAAP provides for a fair value hierarchy, which requires an entity to maximize the use of observable inputs when measuring fair value. These inputs are categorized as follows: Level 1 - quoted prices in an active market for identical assets or liabilities; Level 2 - quoted prices in an active market for similar assets or liabilities, inputs other than quoted prices that are observable for similar assets or liabilities, inputs derived principally from or corroborated by observable market data by correlation or other means; and Level 3 - valuation methodology with unobservable inputs that are significant to the fair value measurement. We believe that the fair value of our cash and cash equivalents, trade accounts receivables, and accounts payable as of December 31, 2025 and 2024 approximate their carrying values due to the short-term nature of the instruments or the use of prevailing market interest rates. We considered the borrowings under our credit facility to approximate fair value based upon variable interest rates currently available to us for loans with similar terms (level 2). F - 10

Segments and Related Information

GAAP defines the characteristics of an operating segment as (i) being engaged in business activity from which it may earn revenue and incur expenses, (ii) being reviewed by the Company's chief operating decision maker ("CODM") for decisions about resources to be allocated and assess its performance and (iii) having discrete financial information. Although we review our service and product offerings (rentals, sales and aftermarket services) to analyze the nature of our revenue, costs and expenses, the net income and non-GAAP financial measures including EBITDA and Adjusted gross margin are not captured or analyzed by these categories. Our chief executive officer ("CEO") serves as the CODM and does not make resource allocation decisions or assess the performance of the business based on these service and product offerings, but rather on the entire entity in the aggregate. Accordingly, the measures of profit and loss and total assets are effectively those of the Company as a whole as reflected in these Consolidated Financial Statements. Based on these facts and underlying circumstances described further below, we have concluded that we operate in one business segment.

We are primarily engaged in the business of leasing natural gas and electric compression equipment to our customers. In addition, we design, sell, install, service and maintain compressors and related equipment and parts. These business activities are similar in all geographic areas in which we operate. Our customers primarily consist of entities in the business of producing oil and gas. The maintenance and service of our products is consistent across the entire Company and is performed by a dedicated group of employees via an internal fleet of vehicles. The regulatory environment is similar in every jurisdiction in that the most impacting regulations and practices are the result of federal energy policy.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update ("ASU") 2023-09 "*Income Taxes (Topics 740): Improvements to Income Tax Disclosures*" ("ASU 2023-09") to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. We elected to early adopt ASU 2023-09 effective with our financial reporting for the year ended December 31, 2024 and have applied the provisions on a retrospective basis for all periods presented in these Consolidated Financial Statements. Accordingly, the enhanced disclosures required of ASU 2023-09 are provided in Note 11.

In November 2023, the FASB issued ASU 2023-07 "*Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*" ("ASU 2023-07") which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. We adopted ASU 2023-07 effective January 1, 2024 and the required disclosures are referenced above in our discussion of *Segments and Related Information.*

Recently Issued Accounting Pronouncements Pending Adoption

In November 2024, the FASB issued ASU 2024-03 "*Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expense*" ("ASU 2024-03") which expands annual and interim disclosures expenses for certain types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general & administrative expenses, and research and development). ASU 2024-03 is effective for annual periods beginning January 1, 2027, and for interim periods beginning January 1, 2028, with early adoption permitted. The adoption of ASU 2024-03 is not expected to have a material impact on our Consolidated Financial Statements or disclosures.

3. Trade Accounts Receivable

The following table summarizes our trade accounts receivable from customers as of the dates presented:

	December 31,	
	2025	**2024**
Trade accounts receivable		
Rentals	$ 16,565	$ 14,218
Sales and aftermarket services	2,249	2,657
	18,814	16,875
Less: Provision for credit losses	(317)	(1,249)
Total trade accounts receivable, net	$ 18,497	$ 15,626

Our trade accounts receivable consist of customer obligations due under normal trade terms for (i) operating leases for the use of our compressors, (ii) the sale of custom/assembled compressors and parts, as well as exchange/rebuilding customer owned compressors and sale of used rental equipment and (iii) the performance of aftermarket services.

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Major Customers and Concentration of Credit Risk

Rental revenue and sales from Occidental Permian, LTD. ("Oxy") and Devon Energy Corporation ("Devon") in 2025, 2024 and 2023 amounted to 59 percent, 59 percent and 52 percent of revenue on a combined basis, respectively. No other single customer accounted for more than 10 percent of our revenues in 2025, 2024 and 2023. Oxy's and Devon's accounts receivable balances amounted to 62 percent and 60 percent of our accounts receivable as of December 31, 2025 and 2024, respectively. No other customers amounted to more than 10 percent of our accounts receivable on a combined basis as of December 31, 2025 and 2024, respectively.

Provision for Credit Losses

The following table summarizes the changes in our provision for credit losses for the periods presented:

	Year Ended December 31,		
	2025	2024	2023
Beginning balance	$ 1,249	$ 823	$ 338
Provision for credit losses	155	433	492
Write-offs	(1,087)	(7)	(7)
Ending balance	$ 317	$ 1,249	$ 823

Management believes that the provision is adequate; however, actual write-offs may exceed the recorded allowance. The substantial write-off of the provision for credit losses during 2025 reflects certain aged receivables that are no longer deemed collectible.

4. Inventory

The following table summarizes the components of our inventory, net of allowances for obsolescence as of the dates presented:

	December 31,	
	2025	2024
Parts and supplies, net of allowance of $2,552 and $4,379, respectively	$ 20,104	$ 17,706
Work-in-process	543	345
Inventory - current	20,647	18,051
Parts and supplies - long term, net of allowance of $1,020 and $1,488, respectively	—	—
Total inventory	$ 20,647	$ 18,051

Our long-term inventory, which is fully reserved as of December 31, 2025 and 2024, consists of excess raw materials that remain viable but with limited market opportunities.

Allowance for Obsolescence

The following table summarizes the changes in our allowance for obsolescence for the periods presented:

	Year Ended December 31,		
	2025	2024	2023
Beginning balance	$ 5,867	$ 4,004	$ 120
Allowance for obsolescence	1,114	1,863	3,965
Write-offs	(3,409)	—	(81)
Ending balance	$ 3,572	$ 5,867	$ 4,004

The allowance for 2023 was primarily related to our decision to cease future compressor assembly at our Midland, Texas facility, which reduced the expected future demand of certain inventory items that were held at this facility. In 2024 and 2025, we continued actions in support of our strategy to further outsource assembly activities to third parties limiting our ability to market certain assembled parts resulting in an additional allowance charges.

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5. Assets Held for Sale and Restructuring Activities Midland Facility During the second quarter of 2025, we completed all activities necessary to terminate operations at our facility in Midland, Texas (the “Midland Facility”) and prepared the site, which includes an industrial building and land, for sale. Accordingly, depreciation of the facility was suspended and the combined net carrying value of the building and land, or $2.2 million, was reclassified from property and equipment to an asset held for sale included as a component of current assets on our Consolidated Balance Sheet as of June 30, 2025. We have engaged a broker and are actively marketing the facility. The closure of the Midland Facility was part of our strategy to streamline and outsource our assembly operations and monetize company- owned real estate as disclosed previously. We anticipate that we will complete a sale transaction for the Midland Facility in 2026. Beginning in the first quarter of 2025, all equipment with continuing productive value was transferred from the Midland Facility to certain of our other regional service centers. By the end of April 2025, the Midland Facility was completely vacant in anticipation of the eventual sale. In addition, we disposed of all inventory items, including engines, frames and coolers, among other items that were fully reserved (see Note 4). In connection with the complete closure of the Midland Facility, we terminated eight employees and incurred $0.1 million of severance and termination benefits all of which were paid and settled during April 2025. Other Restructuring Activities During the year ended December 31, 2024, we incurred and paid an amount less than $0.1 million associated with certain restructuring activities at our assembly facilities for which there were no amounts remaining outstanding. During the year ended December 31, 2023, we incurred certain restructuring charges in the form of severance and related compensation benefits in connection with a transition in executive leadership. Accordingly, we incurred $1.2 million in severance and related compensation charges in connection with our former CEO for which there were no amounts remaining outstanding with respect to this action. 6. Rental Equipment The following table summarizes our rental equipment and accumulated depreciation as of the dates presented: December 31, 2025 2024 Compressor units $ 712,693 $ 579,373 Work-in-progress 24,894 51,662 737,587 631,035 Accumulated depreciation (239,062) (216,014) Rental equipment, net of accumulated depreciation $ 498,525 $ 415,021 We evaluated our rental equipment for potential impairment as of December 31, 2025 and 2024 and determined that none were present. We capitalized interest totaling approximately $2.5 million, $4.7 million and $5.5 million in connection with the acquisition and assembly of compressor units for the years ended December 31, 2025 and 2024 and 2023, respectively. Depreciation expense for rental equipment was $32.7 million, $28.2 million and $24.0 million for the years ended December 31, 2025, 2024 and 2023, respectively. Retirement of Rental Equipment We routinely review our rental fleet for retirement or obsolescence as well as an assessment to determine which units are not of the type, configuration, make or model that our customers are demanding or that are not cost efficient to refurbish, maintain and/or operate. As a result of these reviews, we recorded charges for the retirement of rental equipment of $0.7 million, less than $0.1 million and $0.5 million during the years ended December 31, 2025, 2024 and 2023, respectively. F - 13

Rental Activity

Future minimum rent payments for the periods presented due as of December 31, 2025 from our customers for contractual arrangements, not on a month-to-month basis, were as follows:

Year Ending December 31,		
2026	$	130,082
2027		98,189
2028		66,835
2029		39,213
2030		17,519
Total	$	351,838

7. Property and Equipment

The following table summarizes our property and non-rental equipment as of the dates presented:

	December 31,			
	2025		2024	
Land	$	1,562	$	1,680
Building		16,703		19,140
Leasehold improvements		1,026		1,346
Office equipment and furniture		2,099		2,057
Computer hardware and software		619		589
Machinery and equipment		5,068		4,430
Vehicles		15,315		12,739
Work-in-progress		1,137		168
		43,529		42,149
Less accumulated depreciation (1)		(23,010)		(19,160)
Total	$	20,519	$	22,989

(1) Includes $2.6 million recognized as an impairment in 2025 as discussed below.

In connection with our efforts to plan for an eventual sale of our former corporate headquarters facility including a building and land in Midland, Texas (the "Former Headquarters Property"), we undertook certain actions in the fourth quarter of 2025 to begin building-out a new leased office facility in Midland, Texas. While the Former Headquarters Property remained in use as of December 31, 2025, these actions triggered a review for impairment of the Former Headquarters Property consistent with our plans to relocate to the new leased facility in 2026. In our evaluation for the impairment, the cash flows that we considered were those that we expect to receive from a sale of the Former Headquarters Property, less costs to sell, or fair value. As the carrying value of the Former Headquarters Property exceeded the fair value less costs to sell, we recognized an impairment of $2.6 million in the fourth quarter of 2025. Subsequently, we entered into an exclusive listing agreement in February 2026 for the sale of the Former Headquarters Property (see Note 19).

Depreciation expense for property and equipment was $3.9 million, $2.4 million and $2.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

During 2025, we reclassified certain items of property and equipment attributable to our former Midland Facility with a carrying value of $2.2 million to assets held for sale (see Note 5).

8. Leases

Our operating leases are primarily related to property leases for administrative and field offices, storage facilities, temporary housing and office equipment. Our operating leases have remaining lease terms of one to seven years. Renewal and termination options are included in the lease term when it is reasonably certain that we will exercise the option. Our finance leases were primarily related to vehicles used in our rental business; however, we terminated all such leases during 2024 and purchased the vehicles and recorded them in property and equipment. Prior to their termination, our finance leases generally had lease terms of three years. Our lease agreements do not contain any contingent rental payments, material residual guarantees or material restrictive covenants.

F - 14

The following table reflects the amounts related to leases that are recorded on our Consolidated Balance Sheets as of the dates presented: Classification on Consolidated December 31, Description Balance Sheets 2025 2024 Operating lease assets Other assets $ 2,373 $ 607 Current operating lease liabilities Accrued liabilities $ 462 $ 153 Noncurrent operating lease liabilities Other long-term liabilities 1,911 454 Total lease liabilities $ 2,373 $ 607 Weighted average remaining lease term (in years) 4.9 3.8 Weighted average discount rate 7.4% 8.3 % Operating lease costs are recognized on a straight-line basis over the lease term. Total operating lease costs for the years ended December 31, 2025, 2024 and 2023 were approximately $1.0 million, $0.7 million and $0.5 million, respectively. The following table summarizes the cash paid for amounts included in the measurement of liabilities included in our Consolidated Statements of Cash Flows for the periods presented: Year Ended December 31, 2025 2024 2023 Operating lease cost (1) (2) $ 1,010 $ 712 $ 485 Finance lease cost (3) $ — $ 622 $ 95 (1) Lease costs are classified in the Consolidated Statements of Operations within cost of revenues and selling, general and administrative expenses. (2) Includes costs of $0.6 million, $0.1 million and $0.3 million for leases with terms of 12 months or less and $0.4 million, $0.6 million and $0.2 million for leases with terms greater than 12 months for the years ended December 31, 2025, 2024 and 2023, respectively. (3) All finance leases were terminated during 2024. The following summarizes the future maturities of our lease liabilities for the periods presented: Year Ending December 31, 2026 $ 594 2027 573 2028 554 2029 455 2030 361 Thereafter 323 Total lease payments 2,860 Less: Imputed interest (487) Total $ 2,373 Rent expense under such leases was $0.4 million, $0.6 million and $0.2 million for the years ended December 31, 2025, 2024 and 2023, respectively. F - 15

9. Supplemental Balance Sheet Disclosures The following table summarizes the components of accrued liabilities as of the dates presented: December 31 2025 2024 Accrued purchases $ 4,960 $ 2,085 Compensation 3,121 3,483 Current operating leases 462 153 Interest 273 269 Sales taxes 421 355 Professional fees 426 393 Other 799 950 $ 10,462 $ 7,688 10. Long-Term Debt Our outstanding long-term debt consists of the following as of the dates presented: December 31, 2025 2024 Credit facility $ 230,000 $ 170,000 We have a senior secured revolving credit agreement, as amended (the “Credit Facility”) with Texas Capital Bank, National Association as administrative agent (the “Administrative Agent”), TCBI Securities, Inc., Bank of America, N.A., and the Huntington National Bank as joint lead arrangers and joint book runners, and the lenders party thereto (the “Lenders”). On April 18, 2025, we entered into the Fourth Amendment to the Amended and Restated Credit Agreement (the “Fourth Amendment”) with the Lenders to (i) increase the total commitment to $400.0 million from $300.0 million, (ii) expand the accordion feature to $100.0 million from $50.0 million, (iii) reduce the interest rates by 50 to 75 basis points at comparable leverage levels and, (iv) provide for a more flexible leverage covenant that began on September 30, 2025. In connection with the Fourth Amendment, we incurred fees and debt issue costs of $1.3 million. The Credit Facility provides for a total commitment of $400.0 million. We also have a right to request from the Lenders, an increase to the potential aggregate commitment of up to $100.0 million; provided, however, the aggregate commitment amount is not permitted to exceed $500.0 million. The accordion feature is subject to certain conditions, including the absence of a default, the consent of new or existing lenders willing to provide additional commitments, and our pro forma compliance with the Credit Facility’s financial covenants. The obligations under the Credit Facility are secured by a first priority lien on most of our assets, including inventory and certain accounts receivable as well as a variable number of our leased compressor units. The maturity date of the Credit Facility is February 28, 2028. As of December 31, 2025, we had $230.0 million outstanding under our Credit Facility with a weighted average interest rate of 6.59%. As of December 31, 2025, we had approximately $170.0 million available for borrowing under the Credit Facility, subject to borrowing base determination that was determined to be $400.0 million. As of December 31, 2025, we were in compliance with all financial covenants in our Credit Facility. Borrowing Base. At any time before the maturity of the Credit Facility, we may draw, repay and re-borrow amounts available under the borrowing base up to the maximum aggregate availability discussed above. Generally, the borrowing base equals the sum of (a) 85% of eligible accounts receivable owed to us, plus (b) 50% of the eligible inventory, valued at the lower of cost or market value at such time, subject to a cap of this component not to exceed $2.5 million, plus (c) the lesser of (i) 95% of the net book value of the compressors that the Administrative Agent has determined are eligible for the extension of credit, valued at the lower of cost or market value with depreciation not to exceed 25 years, at such time and (ii) 80% of the net liquidation value percentage of the net book value of the eligible compressors that the Administrative Agent has determined are eligible for the extension of credit, valued at the lower of cost or market value with depreciation not to exceed 25 years, at such time, plus (d) 80% of the net book value, valued at the lower of cost (excluding any costs for capitalized interest or other noncash capitalized costs) or market of the eligible new compressor fleet, minus (e) any required availability reserves determined by the Administrative Agent in its sole discretion. The Administrative Agent may adjust the borrowing base components if material deviations in the collateral are discovered in future audits of the collateral. F - 16

Interest and Fees. Under the terms of the Credit Facility, we have the option of selecting the applicable variable rate for each revolving loan, or portion thereof, of either (a) the Base Rate (as defined below) plus the Applicable Margin, or (b) in the case of a Term Secured Overnight Financing Rate ("SOFR") Loan, the Adjusted Term SOFR rate plus the Applicable Margin. "Base Rate" means, for any day, a rate of interest per annum equal to the highest of (a) the prime rate for such day; (b) the sum of the federal funds rate for such day plus 0.50%; and (c) the Adjusted Term SOFR for such day plus 1.00%. The Applicable Margin is determined based upon the leverage ratio as set forth in the most recent compliance certificate received by the Administrative Agent for each fiscal quarter from time to time pursuant to the Credit Facility. Depending on the leverage ratio, the Applicable Margin can be 1.50% to 2.25% for Base Rate Loans (as defined in the Credit Facility) and 2.50% to 3.25% for Term SOFR Loans and for requested letters of credit. In addition, we are required to pay a monthly commitment fee on the daily average unused amount of the commitment while the Credit Facility is in effect at an annual rate equal to 0.375% of the unused commitment amount. Accrued interest is payable monthly on outstanding principal amounts and unused commitment fee, provided that accrued interest on Term SOFR Loans is payable at the end of each interest period, but in no event less frequently than quarterly.

Covenants. The Credit Facility contains customary representations and warranties, as well as covenants which, among other things, condition or limit our ability to incur additional indebtedness and liens; enter into transactions with affiliates; make acquisitions in excess of certain amounts; pay dividends; redeem or repurchase capital stock or senior notes; make investments or loans; make negative pledges; consolidate, merge or effect asset sales; or change the nature of our business. In addition, we are subject to certain financial covenants in the Credit Facility that require us to maintain (i) a leverage ratio, as defined, lesser than or equal to (a) 3.50 to 1.00 for each fiscal quarter and (ii) a fixed charge coverage ratio greater than or equal to 1.25 to 1.00 as of the last day of each fiscal quarter.

Events of Default and Acceleration. The Credit Facility contains customary events of default for credit facilities of this size and type, and includes, without limitation, payment defaults; defaults in performance of covenants or other agreements contained in the Credit Facility and the other transaction documents; inaccuracies in representations and warranties; certain defaults, termination events or similar events; certain defaults with respect to any other Company indebtedness in excess of $1.0 million; certain bankruptcy or insolvency events; the rendering of certain judgments in excess of $1.0 million; certain ERISA events; certain change in control events and the defectiveness of any liens. Obligations outstanding under the Credit Facility may be accelerated upon the occurrence of an event of default.

11. Income Taxes

The following table summarizes our provision for income taxes for the presented:

	Year Ended December 31,		
	2025	2024	2023
Current income tax benefit (expense):			
Federal	$ 156	$ (88)	$ —
State	(102)	(114)	(35)
Total current income tax benefit (expense)	54	(202)	(35)
Deferred income tax (expense) benefit:			
Federal	(5,703)	(4,456)	(1,940)
State	(954)	219	102
Total deferred income tax expense	(6,657)	(4,237)	(1,838)
Provision for income taxes	$ (6,603)	$ (4,439)	$ (1,873)

The following table summarizes the effective tax rates for the periods presented:

	Year Ended December 31,					
	2025		2024		2023	
Statutory rate	$ (5,571)	21.0 %	$ (4,550)	21.0 %	$ (1,390)	21.0 %
State and local taxes	(1,035)	3.9 %	130	(0.6)%	86	(1.3)%
Stock-based compensation	—	— %	195	(0.9)%	(46)	0.7 %
Nondeductible compensation	(251)	0.9 %	(65)	0.3 %	(543)	8.2 %
Other	254	(1.0)%	(149)	0.7 %	20	(0.3)%
Effective rate	$ (6,603)	24.8 %	$ (4,439)	20.5 %	$ (1,873)	28.3 %

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The following table summarizes the income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and (liabilities) as of the dates presented:

	December 31,	
	2025	2024
Deferred income tax assets:		
Net operating loss carryforward	$ 28,356	$ 20,600
Research and development credits	1,026	1,011
Stock-based compensation	132	269
Interest expense	285	2,756
Inventory reserves	794	1,293
Deferred compensation	693	827
Other	513	569
Total deferred income tax assets	31,799	27,325
Deferred income tax liabilities:		
Property and equipment	(84,329)	(73,198)
Total deferred income tax liabilities	(84,329)	(73,198)
Net deferred income tax liabilities	$ (52,530)	$ (45,873)

We file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, we are no longer subject to U.S. federal or state income tax examination by tax authorities for years before 2020.

Income Taxes Receivable

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted in response to the economic impact caused by the COVID-19 pandemic. The CARES Act, among other things, permits federal income tax net operating loss ("NOL") carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows NOLs incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid federal income taxes. We generated significant NOLs during 2018 and 2019 and filed carryback claims for these losses to the preceding five years.

In connection with the filing of these claims, we initially recorded a federal income tax receivable of approximately $15.0 million and certain related adjustments to our deferred tax liability. We subsequently received federal income tax refunds corresponding to the 2018 NOL carryback during 2020 leaving approximately $11.5 million remaining to be refunded in connection with the 2019 NOL carryback. In conjunction with the remaining income tax refund claim, we received a notice from the Internal Revenue Service ("IRS") on March 8, 2023, stating that our income tax returns for 2015, 2016, 2017 and 2019 were selected for examination. Furthermore, and as is customary for income tax refunds of this magnitude, the IRS was required to review the refund claim and provide a report to the Joint Committee on Taxation of the U.S. Congress ("JCT"). As a result of the submission of the refund claim to the JCT, the IRS completed their review of the income tax returns for 2015, 2016 and 2017. Our request for refund was reviewed and concluded favorably with the JCT concurring with the IRS's conclusions. Subsequent to a delay due to the federal government shutdown in October 2025, we received a total of $12.3 million in the first quarter of 2026. This amount includes tax refunds of $10.2 million and related interest of $2.1 million for the years 2015, 2016 and 2017. After receipt of these refunds, a total of $1.8 million attributable solely to 2019 remains open including an income tax refund of $1.5 million plus interest of $0.3 million.

Other Income Tax Attributes

As of December 31, 2025, we had NOL carryforwards for federal income tax purposes of $124.2 million, which may be carried forward indefinitely and can offset up to 80% of future taxable income in any given year. Future changes in ownership, as defined by Section 382 of the Internal Revenue Code of 1986, as amended ("IRC"), could limit the amount of NOL carryforwards used in any one year. In general, under Section 382 and 383 of the IRC, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change NOLs and certain tax credits, to offset future taxable income and tax. In general, an ownership change occurs if the aggregate stock ownership of certain stockholders changes by more than 50 percentage points over such stockholders' lowest percentage of ownership during the testing period (generally three years). We also had state NOL carryforwards of $58.5 million with carryforward periods similar to those of our federal NOLs.

We paid a total of $0.3 million during 2025for income taxes, net of refunds received, including $0.1 million to the IRS and $0.1 million to the State of Texas. We have no reserves for uncertain tax positions as of December 31, 2025 and 2024.

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12. Deferred Compensation Plan We maintain a non-qualified deferred compensation plan (the “Deferred Compensation Plan”) for executive officers, directors and certain eligible employees. The assets of the Deferred Compensation Plan are held in a rabbi trust and are subject to additional risk of loss in the event of bankruptcy or insolvency of the Company. The Deferred Compensation Plan allows for deferral of up to 90 percent of a participant’s base salary, bonus, commissions, director fees and restricted stock and unit awards. Company owned life insurance (“COLI”) policies are held in the rabbi trust are utilized as a source of funding for the Deferred Compensation Plan. The cash surrender value of the COLI policies was $2.9 million and $3.0 million as of December 31, 2025 and 2024, respectively, with unrealized gains and (losses) related to the policies of $0.1 million, $0.2 million and $(0.2) million recorded as a component of Other income (expense) in our Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023, respectively. For deferrals of base salary, bonus, commissions and director fees, settlement payments are made to participants in cash, either in a lump sum or in periodic installments. The obligations to pay the deferred compensation and the deferred director fees are adjusted to reflect the positive or negative performance of investment measurement options selected by each participant and was $3.2 million and $3.8 million as of December 31, 2025 and 2024, respectively. The deferred obligations are included as a component of Other long-term liabilities on our Consolidated Balance Sheets. For deferrals of restricted stock awards, the Deferred Compensation Plan does not allow for diversification, therefore, distributions are paid in shares of our common stock and the obligations are carried at their grant date fair values. As of December 31, 2025 and 2024, respectively, there were no unvested restricted stock and units being deferred. As of December 31, 2025 and 2024, respectively we have released and issued 140,115 and 191,700 shares to the Deferred Compensation Plan with a value of $4.7 million and $4.8 million, respectively. 13. Commitments and Contingencies Legal Proceedings From time to time, we are a party to various claims and legal proceedings arising from our operations in the ordinary course of our business. We are not currently a party to any material legal proceedings, and we are not aware of any threatened material litigation. While the outcome of any potential claims and legal proceedings against us cannot be predicted with certainty, we have concluded that it is not considered reasonably possible that a loss resulting from any such claims or proceedings in excess of any amounts accrued has been incurred that is expected to have a material adverse effect on our financial position, results of operations or cash flows. Furthermore, we believe that we maintain adequate insurance coverage against any potential litigation loss relating to insurable risks. 14. Stockholders’ Equity Preferred Stock As of December 31, 2025 and 2024, we had a total of 5,000,000 authorized preferred shares which may be issued in series with rights and preferences as designated by our Board of Directors. As of December 31, 2025 and 2024, there were no issued or outstanding preferred shares. Common Stock As of December 31, 2025 and 2024, we had a total of 30,000,000 authorized shares of common stock, par value $0.01 per share. As of December 31, 2025 and 2024, there were 13,882,860 and 13,761,664 shares issued and 12,573,014 and 12,451,818 shares outstanding, respectively. Additional Paid-In Capital Additional paid-in capital includes the cumulative amounts received in excess of the par value with respect to the public offerings of our common stock and the issuance of shares in connection with our stock-based compensation plans. Furthermore, additional paid-in capital is increased by the periodic cost of equity-classified stock-based compensation awards, net of any forfeitures and the cost of shares used to settle income tax obligations upon vesting. F - 19

Retained Earnings, Dividends and Comprehensive Income Cash dividends are considered restricted payments as defined in the Credit Facility and may be made provided that certain conditions are satisfied as reflected in the Credit Facility, including the absence of any defaults, among others. The following table summarizes our dividends declared and paid in cash for the periods presented: Quarterly Period Ended Dividends Declared per Share Dividends Paid December 31, 2025 $ 0.11 $ 1,383 September 30, 2025 $ 0.10 $ 1,254 Our comprehensive income is comprised only of our net income as there are no components that would be considered as other comprehensive income. Treasury Stock and Share Repurchases On August 8, 2025, our Board of Directors approved a share repurchase program (the “Repurchase Plan”). The Repurchase Plan provides for the repurchase of shares of our common stock from time to time in the open market as conditions, cash reserves, cash flows and the evaluation of uses of cash for operations, growth and share repurchase may allow. The Repurchase Plan is limited to $6 million and expires on August 6, 2027. There were no share repurchases during 2025. 15. Revenues from Customers Disaggregation of Revenue The following table summarizes our revenue disaggregated by product or service type for the periods presented: Year Ended December 31, 2025 2024 2023 Rental $ 164,326 $ 144,236 $ 106,159 Sales Parts 2,120 5,106 6,311 Other (Compressors/Rebuilds) 1,872 2,507 2,610 3,992 7,613 8,921 Aftermarket services 3,997 4,893 6,087 Total revenue $ 172,315 $ 156,742 $ 121,167 For the periods ended December 31, 2024 and 2023, we recognized revenue of less than $0.4 million and $0.1 million from amounts related to sales that were included in deferred revenue at the beginning of 2024 and 2023, respectively. Transaction Price Allocated to the Remaining Performance Obligations As of December 31, 2025 and 2024, we had no unsatisfied performance obligations. Contract Costs We recognize the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that we otherwise would have recognized is one year or less. These costs are included within Selling, general and administrative expense in our Consolidated Statements of Operations. F - 20

16. Stock-Based and Other Long-Term Incentive Compensation

We maintain two stockholder approved plans for the issuance of stock-based compensation awards to our employees, Board of Director members and certain independent contractors: (i) the 2019 Equity Incentive Plan, as amended (the "Equity Incentive Plan"), and (ii) the 1998 Stock Option Plan, as amended (the "Stock Option Plan").

The following table summarizes the total stock-based compensation expense recognized during the periods presented:

	Year Ended December 31,		
	2025	2024	2023
Equity-classified	$ 2,126	$ 1,821	$ 2,054
Liability-classified [(1)]	440	248	—
	$ 2,566	$ 2,069	$ 2,054

(1) Represents compensation expense associated with awards that may be settled in cash at the option of the grantee.

Equity Incentive Plan

The Equity Incentive Plan provides for up to 1,650,000 shares of common stock for issuance in the form of awards for: (i) stock options, (ii) stock appreciation rights, (iii) restricted awards in the form of restricted stock and restricted stock units ("RSUs"), (iv) performance share awards, including performance share unit ("PSUs") and, (v) other equity-based awards. After consideration of the activity described in detail below, a total of 646,751 shares remained available for grant as of December 31, 2025.

Time-Vested Restricted Stock and Restricted Stock Units

The following table summarizes all restricted stock and RSU activity during the year ended December 31, 2025:

	Number of Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Outstanding, December 31, 2024	131,183	$ 16.39	5.15	$ 3,516
Granted	75,031	$ 22.78		$ 1,709
Vested	(85,699)	$ 15.96		$ 2,150
Canceled/Forfeited	(15,050)	$ 19.65		$ 411
Outstanding, December 31, 2025	105,465	$ 20.82	3.70	$ 3,516

We recognized stock compensation expense from restricted stock and RSUs of $1.2 million, $1.3 million and $2.0 million for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, there was a total of approximately $1.4 million of unrecognized compensation expense related to the unvested portion of the restricted stock and RSUs. This expense is expected to be recognized over the next 2.1 years.

Cash-Settled Restricted Stock Units

The 2025 and 2024 grant of RSUs to the non-employee members of our Board of Directors that can be settled in cash represent liability-classified awards. Accordingly, compensation expense associated with these awards accumulates as a component of Accrued liabilities on our Consolidated Balance Sheet until the awards vest and are settled. Compensation expense associated with these awards is based upon the fair value of NGS common stock at each reporting period relative to that portion of the service period that has passed. Accordingly, the compensation expense is variable in nature.

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The following table summarizes all cash settled RSU activity during the year ended December 31, 2025:

	Number of Shares	Weighted Average Grant Date Fair Value		Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value	
Outstanding, December 31, 2024	15,069	$	19.51	0.50	$	294
Granted	13,812	$	24.60		$	340
Vested	(12,259)	$	19.50		$	240
Canceled/Forfeited	(2,810)	$	19.57		$	55
Outstanding, December 31, 2025	13,812	$	24.60	0.42	$	380

Cumulative compensation expense attributable to the cash-settled RSUs can range from zero to a maximum based on the total number of units vesting multiplied by closing price of our common stock on the vesting date.

Performance Share Units

PSU awards, which have been granted to certain executive officers during the years ended December 31, 2025 and 2024, are based upon performance for a three-year period ending December 31, 2026 for the 2024 grants and December 31, 2027 for the 2025 grants measured against relative total shareholder return ("TSR") compared to a peer group of companies as established by the Compensation Committee. The PSU award payouts range from zero (if the Company ranks below the 31.25 percentile) and up to 200% (if the Company ranks first) based upon our relative TSR performance ranking (subject to certain caps based on absolute TSR as defined in the PSU agreements).

With respect to vesting, the PSUs have both a service condition and a market condition. Due to the presence of the TSR measurement for the common equity of the peer companies, including NGS common stock, which is deemed a "market condition," the grant-date fair values of the PSUs have been determined using a binomial pricing model, or a Monte Carlo simulation model.

The following table summarizes the weighted average grant date fair values of PSUs granted and the assumptions used in the Monte Carlo simulation model for the determination of the grant date fair values of our PSUs granted during the periods presented:

	Year Ended December 31,			
	2025		2024	
Weighted-average grant date fair value of PSUs granted	$	28.22	$	22.47
Risk free rate	3.64% to 3.93%		4.09% to 4.39%	
Expected volatility	43.9% to 46.5%		43.4% to 44.2%	
Expected dividend yield	— %		— %	

The following table summarizes all PSU activity during the year ended December 31, 2025:

	Number of Shares	Weighted Average Grant Date Fair Value		Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value	
Outstanding, December 31, 2024	56,764	$	22.47	2.22	$	—
Granted	41,724	$	28.22		$	—
Vested	8,160	$	22.48		$	—
Canceled/Forfeited	(12,147)	$	22.48		$	—
Outstanding, December 31, 2025	94,501	$	22.47	2.22	$	—

We recognized stock compensation expense from PSUs of $0.6 million and $0.3 million for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, there was a total of approximately $1.1 million of unrecognized compensation expense related to the unvested portion of the PSUs. This expense is expected to be recognized over the next 1.6 years.

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Stock Option Plan

The Stock Option Plan provides for the granting of incentive and non-qualified stock options for up to 1,000,000 shares of common stock. After consideration of the activity described in detail below, a total of, 395,169 shares remained available for grant as of December 31, 2025. While the Stock Option Plan expired on February 28, 2026, all stock options that were outstanding as of December 31, 2025 will remain subject to their vesting rights through their contractual lives. Any future grants of stock options will be sourced from the Equity Incentive Plan

Option awards are generally granted with an exercise price equal to the market price of our stock at the date of grant; those option awards generally vest in equal increments over three years of continuous service and have ten-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control of the Company (as defined in the Stock Option Plan).

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that applies the assumptions noted in the following table. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life of options granted is based on the vesting period and historical exercise and post-vesting employment termination behavior for similar grants. We use historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes.

The following table summarizes the weighted average grant date fair values of options granted and the assumptions used in the Black-Scholes option valuation model for their determination for the periods presented:

	Year Ended December 31,		
	2025	2024	2023
Weighted-average grant date fair value of options granted	$ 12.07	$ 12.25	$ 5.11
Risk free rate	4.07 %	4.36 %	3.99 %
Expected life	6.47	6.53	6.49
Expected volatility	50.04 %	48.25 %	47 %
Expected dividend yield	0.08 %	— %	— %

The following table summarizes all option activity during the year ended December 31, 2025:

	Number of Shares Underlying Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Outstanding, December 31, 2024	113,751	$ 20.44	5.84	$ 747
Granted	44,250	$ 22.34		$ —
Exercised	(14,833)	$ 14.38		$ 186
Canceled/Forfeited	(8,833)	$ 23.16		$ 31
Expired	(23,167)	$ 22.90		$ —
Outstanding, December 31, 2025	111,168	$ 21.28	7.27	$ 1,375
Outstanding, Exercisable, December 31, 2025	45,919	$ 20.01	5.00	$ 626

The following table summarizes information about our stock options outstanding as of December 31, 2025:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$0.01-$18.00	19,501	6.32	$ 10.82	17,835	$ 10.92
$18.01-$26.00	75,417	8.84	$ 22.50	11,834	$ 22.53
$26.01-$30.00	16,250	1.13	$ 28.15	16,250	$ 28.15
	111,168	7.27	$ 21.28	45,919	$ 20.01

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The following table summarizes changes in our unvested stock options during the year December 31, 2025: Shares Weighted Average Grant Date Fair Value Unvested at December 31, 2024 48,998 $ 11.35 Granted 44,250 $ 12.07 Vested (20,999) $ 10.61 Canceled/Forfeited (7,000) $ 12.29 Unvested at December 31, 2025 65,249 $ 11.97 We recognized stock compensation expense from stock options of $0.3 million, $0.2 million and $0.1 million for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, there was $0.4 million of unamortized compensation cost related to unvested stock options. Other Long-Term Incentive Compensation From time to time and under certain circumstances, the Compensation Committee of our Board of Directors may grant cash-based incentive compensation awards that vest over periods greater than one year as a supplement to stock-based awards and in addition to customary annual incentive cash bonuses. Total compensation expense related to these long-term incentive awards was approximately $0.4 million for the year ended December 31, 2023. The awards associated with these compensation charges were fully vested and settled in cash prior to December 31, 2023. Accordingly, there were no amounts remaining as unrecognized compensation and no outstanding obligations as of December 31, 2025 and 2024 for these and any similar awards. 17. Related Party Transactions During the years ended December 31, 2025, 2024 and 2023 we sold less than $0.1 million, $0.7 million, and $0.9 million, respectively, of compressor components to N-G Joint Venture, LLC (“N-G”) our 14% joint venture. As of December 31, 2025 and 2024, we had accounts receivable of $0.1 million and $0.1 million with N-G, respectively. During the years ended December 31, 2024 and 2023, we paid less than $0.1 million and $0.3 million, respectively, to Mill Road Capital, a shareholder that previously held more than five percent of outstanding shares, for expense reimbursements primarily related to a cooperation agreement that expired in 2025. No amounts were paid during 2025. 18. Earnings per Share The following table reconciles the numerators and denominators of the basic and diluted earnings (loss) per share computation for the periods presented: Year Ended December 31, 2025 2024 2023 Numerator for basic and diluted earnings per share: Net income $ 19,928 $ 17,227 $ 4,747 Denominator for basic earnings per common share: Weighted average common shares outstanding - Basic 12,538 12,412 12,316 Denominator for diluted earnings per share: Weighted average common shares outstanding 12,538 12,412 12,316 Dilutive effect of stock-based compensation awards 157 142 67 Weighted average common shares outstanding - Diluted 12,695 12,554 12,383 Earnings per share: Basic $ 1.59 $ 1.39 $ 0.39 Diluted $ 1.57 $ 1.37 $ 0.38 F - 24

The following table summarizes the actual number of stock-based compensation awards that were excluded from the determination of diluted earnings per share due to their anti-dilutive effect for the periods presented: Year Ended December 31, 2025 2024 2023 Stock options 89,667 83,917 129,751 Restricted stock and RSUs — 13,345 10,984 89,667 97,262 140,735 19. Subsequent Events On February 9, 2026, we announced that our Board of Directors declared a cash dividend of $0.11 per share to stockholders of record as of February 18, 2026. The dividend was paid on March 4, 2026 for a total of $1.4 million. On February 10, 2026, we entered into an exclusive listing agreement to sell the Former Headquarters Property. The proposed sale of the Former Headquarters Property as well as our ongoing effort to sell our former fabrication facility in Midland (see Note 5) are part of our broader efforts to monetize certain noncash assets. We anticipate a closing of the Former Headquarters Property in the second half of 2026. We have evaluated all events subsequent to the balance sheet date as of December 31, 2025 and through the date this report was issued and determined that there have been no other events that would require adjustments or additional disclosures to our Consolidated Financial Statements. F - 25

NIGEL J. JENVEY STEPHEN C. TAYLOR JEAN HOLLEY JUSTIN C. JACOBS Director Chairman Emeritus (Retired) Director CEO and Director GEORGANNE HODGES ANTHONY GALLEGOS DONALD J. TRINGALI Director Director Chairman of the Board CODY PYE Senior Vice President of Operations IAN M. ECKERT Chief Financial Officer JUSTIN C. JACOBS Chief Executive Officer and Director JOHN ROWELL Senior Vice President of Technical Services LEGAL COUNSEL Jones & Keller, P.C. 1675 Broadway, 28th Floor, Denver, Colorado 80202 INDEPENDENT AUDITORS Ham, Langston & Brezina, L.L.P. 11550 Fuqua St, Suite 475, Houston, TX 77034 STOCK TRANSFER AGENT Computershare 8742 Lucent Blvd. Suite 225, Highlands Ranch, CO 80129

NATURAL GAS SERVICES GROUP, INC. 2025 ANNUAL REPORT FORM 10-K ABOUT NATURAL GAS SERVICES GROUP, INC: NGS is a leading provider of natural gas and electric compression equipment, technology, and services to the energy industry. The Company rents, designs, instals, services and maintains electric and natural gas compressors for oil and natural gas production and plant facilities. NGS is headquartered in Southlake, Texas, with an ofice in the Permian Basin, an assembly facility located in Tulsa, Oklahoma, and service facilities across major oil and natural gas producing basins in the United States. Additional information can be found at www.ngsgi.com. 601 State Street, Suite 400, Southlake, TX 76092 NATURAL GAS SERVICES GROUP, INC.